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DAT : 5/23/05

Financial S... and Corpor... 2004

European Aeronautic Defence & Space

EADS

The step beyond

The complete EADS Annual Report Suite 2004 consists of:


Ascending

EADS Annual Review 2004 (1)



EADS Financial Statements and Corporate Governance 2004 (2)


Business and
Legal Description
2004

EADS Business and Legal Description 2004 (3) (available upon request)



The online version of the EADS Annual Report Suite 2004 is available at the Investor Relations section of www.eads.com


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

This Reference Document was filed in French with the *Autorité des marchés financiers* on 19th April 2005 pursuant to Articles 211-1 to 211-42 of the General Regulations of the *Autorité des marchés financiers*. It may be used in support of a financial transaction only if it is supplemented by a transaction note approved by the *Autorité des marchés financiers*.

Warning

The AMF draws the attention of the public to the fact that:

European Aeronautic Defence and Space Company EADS N.V. (**"EADS"** or the **"Company"**) is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this Reference Document.

This document contains information which forms an integral part of EADS' Reference Document filed with the Autorité des marchés financiers on 19th April 2005. When used as a Reference Document, it must be read in conjunction with the document entitled Business and Legal Description 2004 (Reference Document Part 2).

Financial Statements and Corporate Governance – 2004

Reference Document (Part 1)

Financial year 2004



SEC MAIL
RECEIVED
PROCESSING
MAY 18 2005
WASH. D.C.
202
SECTION

A message from the Chief Financial Officer



Dear shareholders, customers and employees,

As you will see from the following pages, over-achieving has become a hallmark of EADS' financial culture: Again in 2004, we can be proud of the sound performance that EADS has delivered, and the way in which it has seized its opportunities and confronted its challenges.

First and foremost, the strong 2004 earnings arise from higher sales volumes, from better Airbus product mix, from greater competitiveness due to progressive streamlining, and from the subsidence of external hazards and of programme risks. One-off events and non-cash profits added to our otherwise strong results. The significant increase of the year-end cash position attests to the quality of these results.

For the fifth consecutive year, order intake exceeded revenues, producing an unmatched order book, in spite of the severe devaluation of the U.S. dollar. It is testimony to EADS' foresight that, early on, it recognised the currency threat to its competitiveness and designed targeted cost savings programs such as Airbus Route 06. These, combined with the benefits of higher sales volumes, allow us to assess new transactions, capture business and preserve long-term profitability under a very degraded exchange rate assumption. Yet we have no room for complacency. We will continue the drive to perfect our operations and to reduce our dependence on the U.S. currency.

Indeed, one motivation behind our Global Industrial Strategy is achieving a better match between the currencies of revenues and costs. More importantly, the Global Industrial Strategy explores the potential for expansion of EADS operations, partnerships, sourcing and sales in key countries. In support of it, the EADS Finance community is providing conceptual financial tools and expertise to guide our globalization and to steer our commercial line of attack. We are also instilling our shareholder value priority into the inter-disciplinary task forces devoted to this initiative.

One example of the Finance community's role in developing new EADS activities lies in how the Air Tanker consortium for the FSTA won preferred bidder status from the U.K. MOD. Our finance team can take credit for its key role in negotiating this outcome and for its ability to propose solutions "that fly".

Extending our international reach adds urgency and relevance to the reinforcement and integration of EADS processes. In 2004, our effort to equip ourselves with state-of-the-art Risk Management and Internal Control procedures gathered steam. Our goals significantly exceed compliance with relevant legislation and adherence to best practices. They include being "best-in-class" with sensible systems that truly enhance the transparency of the Company and its early warning capabilities. Combined with our new integrated group-wide "financial warehouse", this will enable us to advance the quality, reliability and availability of financial information. We aim for world-class efficiency in Finance - the onus is on us to constantly re-examine our key processes.

In recent years, against the backdrop of the aviation industry slump and of the weak macro-economic environment, EADS has established itself as a model of solidity and of reliability in its communication and action. In this period of management transition, continuity will take the form of a renewed allegiance to transparency and of a steadfast commitment to shareholder value. This means establishing ambitious goals, reporting performance conservatively and communicating targets prudently. In this way we will further improve our shareholders' and stakeholders' confidence in our ability to deliver dependable growth.

This also means exercising restraint in the deployment of our cash resources. While the ramping up of Airbus deliveries and of A380 production will absorb cash, we must ensure we can control working capital requirement through reduced cycle times. We plan to reduce capital expenditure as soon as 2005, and will remain thrifty if appraising future investments. Profits flow from improved gearing, not from market share.

Issues of perimeter and industry consolidation always receive the greatest care. As custodians of our shareholders' trust, we will continue to seek transactions founded on realistic strategies, providing profit growth through actionable synergies, unbound by transactional risks, and of course "at the right price".

Divestments remain part of our toolbox. And decisions of sizeable impact will be subject to tight governance rules.

We believe the latest civil aviation downturn is now relegated to history, and with our best product range ever, our confidence has never had stronger foundations. We will make the EADS name stand for Value and for Growth!

Yours truly,



Hans Peter Ring
Chief Financial Officer

Chapter 1

Net Assets –
Financial Position – Results

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

1.1.1 Certain Information

In addition to historical information, this document includes forward-looking statements. The forward-looking statements are generally identified by the use of forward-looking words, such as "anticipate", "expect", "estimate", "intend", "plan", "predict", "project", "will", "believe", "should", "may" or other variations of such terms, or by discussion of strategy. These statements relate to EADS' future prospects, developments and business strategies and are based on analyses or forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements represent the view of EADS only as of the dates they are made, and EADS disclaims any obligation to update forward-looking statements, except as may be otherwise required by law. The forward-looking statements in this document involve known and unknown risks, uncertainties and other factors that could cause EADS' actual future results, performance and achievements to differ materially from those forecasted or suggested herein. These include changes in general economic and business conditions, as well as the factors described in "1.4 Risk Factors".

The following discussion is based upon the audited consolidated financial statements of EADS for 2004, 2003 and 2002, prepared in accordance with International Financial Reporting Standards ("**IFRS**") issued by the International Accounting Standards Board (together, the "**Financial Statements**"). As from 1st January 2004, EADS early adopted IFRS 3 "Business Combinations" and revised International Accounting Standard ("**IAS**") 36 "Impairment of Assets" and IAS 38 "Intangible Assets", with the effect of no longer amortising goodwill. In 2003, EADS changed its accounting policy for the treatment of development costs in order to fully comply with IAS 38. See "– 1.1.3 Critical Accounting Considerations, Policies and Estimates – Research and Development Expenses" and "Notes to IFRS Consolidated Financial Statements – Note 2: Summary of Significant Accounting Policies" and "Note 11: Intangible Assets".

Exchange Rate Information

The financial information presented in this document is expressed in Euro, U.S. dollars or Pounds Sterling. The following table sets out, for the periods indicated, certain information concerning the exchange rate between the Euro and the U.S. dollar and Pound Sterling, calculated using the official European Central Bank fixing rate:

	Average		Period End	
Year ended	€-U.S. $	€-£	€-U.S. $	€-£
31st December 2002	0.9451	0.6505	1.0487	0.6424
31st December 2003	1.1304	0.6919	1.2630	0.7048
31st December 2004	1.2438	0.6787	1.3621	0.7051

Ratings

EADS currently is rated A3 with a stable outlook by Moody's, A with a stable outlook by Standard and Poor's and A with a stable outlook by Fitch IBCA.

1.1.2 Overview

With consolidated revenues of €31.8 billion for 2004, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft (surpassing Boeing in terms of deliveries and orders in 2003 and 2004), civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2004, it generated approximately 76% of its total revenues in the civil sector and 24% in the defence sector. As of 31st December 2004, EADS' active headcount was 110,662.

EADS organises its businesses into the following five operating divisions:

- **Airbus:** Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use;
- **Military Transport Aircraft:** Development, manufacturing, marketing and sale of military transport and special mission aircraft;
- **Aeronautics:** Development, manufacturing, marketing and sale of civil and military helicopters, regional turboprop aircraft and light commercial aircraft; civil and military aircraft conversion and maintenance services;
- **Defence & Security Systems:** Development, manufacturing, marketing and sale of missile systems; military combat aircraft and training aircraft; provision of defence electronics and defence-related telecommunications solutions; and logistics, training, testing, engineering and other related services; and
- **Space:** Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of space services.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

In general, these manufacturing businesses are characterised by long-term product cycles. Another significant characteristic of many of these businesses is the extent of their dependence on governmental budgets.

In 2003, as part of the restructuring of the former Defence and Civil Systems Division, the Military Aircraft business unit of the Aeronautics Division was transferred to the newly organized Defence & Security Systems ("**DS**") Division. 2002 segment information for the two divisions has been adjusted to reflect this transfer.

1.1.3 Critical Accounting Considerations, Policies and Estimates

1.1.3.1 Scope of and Changes in Consolidation Perimeter

Disposals and acquisitions of interests in various businesses can account, in part, for differences in EADS' results of operations for one year as compared to another year.

Airbus: Airbus is fully consolidated by EADS in light of the effective control EADS has exercised, by agreement with BAE SYSTEMS, over the assets, liabilities and operations of Airbus since 1st January 2001.

MBDA: EADS and BAE SYSTEMS each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%. Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE SYSTEMS together exercise certain controlling rights over MBDA through MBDA Holdings, including the right of MBDA Holdings to appoint MBDA's CEO, COO-Operations and CFO.

EADS proportionally consolidates 50% of MBDA within the DS Division, consistent with its ability to jointly control operations, with Finmeccanica's holding reflected as a 12.5% minority interest.

Acquisitions and Disposals: On 4th October 2004, EADS acquired, from RIG Holdings L.P., 100% of the share capital of RIG Holdings, Inc., the holding company of Racal Instruments U.S. and Racal Instruments Group Ltd. (together, "**Racal Instruments**") for a cash amount of U.S.$130 million. From the acquisition date, and as reflected in the 31st December 2004 consolidated balance sheet, EADS fully consolidates Racal Instruments. Racal Instrument's 2004 net results for the period from 4th October through 31st December are included in the EADS 2004 consolidated statement of income.

On 30th January 2003, EADS acquired BAE SYSTEMS' 25% interest in Astrium N.V., control of which transferred to EADS on the same date. Astrium was fully consolidated by EADS beginning in fiscal year 2003.

On 18th September 2003, EADS acquired the remaining 41% interest in EADS Telecom France S.A.S. from Nortel Networks as part of an exchange for EADS' interests in Nortel Networks Germany GmbH & Co. KG and Nortel Networks France S.A.S. Following this acquisition, EADS held 100% of EADS Telecom France S.A.S.

On 21st October 2003, EADS, through its subsidiary DADC, acquired an additional 17.7% of the share capital of Dornier GmbH for €62 million, bringing its total stake in Dornier GmbH to 94%.

On 6th March 2002, EADS sold its interest in the Aircelle joint venture to Snecma, generating a disposal gain of €63 million.

See "Notes to IFRS Consolidated Financial Statements – Note 4: Acquisitions and Disposals".

1.1.3.2 Fair Value Adjustments

The merger of the operations of ASM, Dasa and CASA, leading to the creation of EADS in 2000, was recorded using the purchase method of accounting with ASM as the acquirer. Accordingly, the book value of certain assets and liabilities, mainly property, plant and equipment and inventories, was adjusted by an aggregate amount of €1.8 billion, net of income taxes, to allocate a portion of the respective fair market values of Dasa and CASA at the time of the merger (the "**fair value adjustments**"). These aggregate additions in value are generally being depreciated over four to fifteen years for fixed assets and amortised over approximately 24 months for inventories. In addition, in 2001 in connection with the formation of Airbus S.A.S., EADS adjusted the book value of Airbus fixed assets and inventories by an aggregate amount of €0.3 billion, net of income taxes, to reflect their fair market values. The fair value adjustments lead to a depreciation expense in the consolidated statements of income classified within cost of sales. For management reporting purposes, EADS treats these depreciation charges as non-recurring items in EBIT pre-goodwill amortisation and exceptionals. See "– 1.1.4 Measurement of Management's Performance – Use of EBIT*".

1.1.3.3 Impairment of Assets

When a triggering event, such as an adverse material market event or a significant change in forecasts or assumptions, occurs, EADS performs an impairment test on the assets, group of assets, subsidiaries, joint ventures or associates likely to be affected. Following its early adoption of revised IAS 36, as from 1st January 2004, EADS tests goodwill for impairment at the end of each fiscal year, whether or not

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

there is any indication of a triggering event. Generally, the discounted cash flow method is used to determine the value of the assets. The discounted cash flow method is sensitive to the selected discount rate and estimate of future cash flows by EADS' management ("**Management**"). Consequently, slight changes to these elements can materially affect the resulting asset valuation and therefore the amount of the potential impairment charge.

The discount rate used by EADS is derived from the Group's weighted average cost of capital, adjusted to reflect the riskiness of the business concerned. See "Notes to IFRS Consolidated Financial Statements - Note 2: Summary of Significant Accounting Policies - Impairment of Assets".

The impairment of goodwill has an effect on profitability, as it is recorded in the line item "other expense" on EADS' consolidated statement of income. While no goodwill was impaired in 2004 or 2003, impairment tests in 2002 on the net assets of businesses in the Space Division resulted in a goodwill impairment charge of €350 million relating to the commercial space business.

See "- 1.1.5 EADS Results of Operations - Consolidated Amortisation of Goodwill and Impairment Losses" and "Notes to IFRS Consolidated Financial Statements - Note 11: Intangible Assets" and "Note 29: Investment Property".

1.1.3.4 Research and Development Expenses

Since 2003, with the application of IAS 38 ("Intangible Assets"), the EADS group (the "**Group**") has assessed whether product-related development costs qualify for capitalisation as internally generated intangible assets. Criteria for capitalisation recognition are strictly applied. Consequently, all research and development costs not meeting the IAS 38 criteria are expensed as incurred in the consolidated statement of income.

Current and previous research and development programs have been reviewed to determine the extent to which expenses in the development phase of such programs potentially meet the recognition criteria of IAS 38. As a result of the transition to IAS 38 in 2003, EADS capitalised €4 million of product-related development costs incurred in 2003 as internally generated intangible assets. For 2004, €165 million of product-related development costs were capitalised in accordance with IAS 38, including €152 million relating to the Airbus A380 programme.

EADS considers that, due to the complexity of its products (especially civil aircraft, such as the A380), processes carried out in the various research and development phases are too intertwined to allow a proper distinction between these phases and to assign an economic value prior to the very late stages of particular programs. In addition, the absence in prior years of systems able to gather the relevant information prevents EADS from retroactively allocating costs for previous R&D programs, as required by IAS. Consequently, the 2002 and prior-year financial statements have not been changed by the application of IAS 38.

1.1.3.5 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements

Approximately two-thirds of EADS' revenues are denominated in U.S. dollars, whereas the major portion of its costs is incurred in Euro. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on these profits. See "- 1.1.8 Management of Market Risks - Exchange Rate Risk" and "1.4.1 Market Risks - Exposure to Foreign Currencies".

Historically, EADS' currency hedge portfolio consisted of both micro and macro hedges, the accounting for which differs as explained below. As a result of the IAS 39 ("Financial Instruments: Recognition and Measurement") cash flow hedging treatment applied to the majority of EADS' hedge portfolio since 2001, the significant variations in financial income that EADS experienced in earlier periods are significantly reduced and changes in net income are more in line with variations in operating income than they had been in such earlier periods.

Micro Hedges. When hedges form a hedging relationship with customer orders to which they specifically relate, they qualify for IAS 39 hedge accounting and are referred to as "micro" hedges. Revenues from such customer orders are recorded in Euro at the hedged rate and the impact of the hedges is recognised in gross margin and operating income at the time of revenue recognition. At the end of each accounting period, the value of each outstanding micro hedge contract is marked-to-market in the balance sheet on the basis of the then prevailing forward exchange rate. See "- 1.1.6 Statement of Changes in Consolidated Shareholders' Equity". For products such as aircraft, EADS typically hedges the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. See "- 1.1.8 Management of Market Risks - Exchange Rate Risk".

Micro hedges associated with transactions that are cancelled or postponed for more than a relatively short period are deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since 1st January and (ii) a reversal of the portion of accumulated other comprehensive income ("**AOCI**") corresponding to these hedges prior to 1st January, are then recorded in revenues and deferred tax income (loss) in the consolidated statement of income.

Macro Hedges. Hedges that do not relate to a specified customer order, referred to as "macro" hedges, do not qualify for IAS 39 hedge accounting treatment. Unlike micro hedges, macro hedges do not have an impact on gross margin or operating income, even though they initially were intended to hedge cash flows from deliveries. Upon maturing, they are accounted for in the line item "financial result". At the end of each accounting period, each outstanding macro hedge contract is marked-to-market on the basis of the then prevailing forward exchange rate. Changes in mark-to-market values (before related deferred taxes) from the previous accounting period are recorded in the line item "other financial result" in the consolidated statement of income.

On 1st January 2001, most macro hedges then outstanding were tied to specified customer orders and thereby qualified for IAS 39 micro hedge accounting treatment. These hedges were ascribed an implicit conversion rate corresponding to the forward Euro-U.S. dollar exchange rate frozen at 31st December 2000. As of 1st January 2003, there were no longer any outstanding sales-related macro hedges not tied to specified customer orders.

Revenues in currencies other than the Euro that are not hedged through financial instruments are translated into Euro at the spot exchange rate at the date the underlying transaction occurs.

1.1.3.6 Accounting for Foreign Currency Denominated Operations in the Financial Statements

Following the signature of an Advance Pricing Agreement with tax authorities in April 2004, the Airbus GIE (a U.S. dollar-denominated entity) was merged into Airbus SAS (a Euro-denominated entity) with retroactive effect as of 1st January 2004. Consequently, as from such date, operations of the former Airbus GIE are treated as "foreign currency operations" and accounted for in accordance with EADS' consistently applied accounting principles.

Prior to the merger, Airbus GIE operations, with the exception of those hedged with financial instruments, were recorded at the exchange rate prevailing at the time of aircraft delivery, with outstanding operations being re-valued in the balance sheet at each period end using the closing exchange rate of such period. From 1st January 2004, all U.S. dollar-denominated operations, including outstanding operations of the former Airbus GIE, are recorded on the basis of exchange rates prevailing at the date of receipt or payment of U.S. dollars. See "Notes to IFRS Consolidated Financial Statements - Note 5: Segment Reporting".

In particular, customer advances (and the corresponding revenues recorded when sales recognition occurs) are now translated at the exchange rate prevailing on the date they were received. U.S. dollar-denominated costs are converted at the exchange rate prevailing on the date they are incurred. To the extent that U.S. dollar-denominated customer advances differ, in terms of timing of receipt or amount, from corresponding U.S. dollar-denominated costs, there will be a foreign currency exchange impact on EBIT*. Additionally, the magnitude of any such difference, and the corresponding impact on EBIT*, will be sensitive to variations in the number of deliveries. See "- 1.1.4 Measurement of Management's Performance - EBIT* Performance by Division" for a discussion of these effects in 2004 on Airbus' EBIT*.

1.1.3.7 Accounting for Sales Financing Transactions in the Financial Statements

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Certain sales contracts may include the provision of an asset value guarantee ("**AVGs**"), whereby Airbus or ATR guarantee a portion of the market value of an aircraft during a limited period, starting at a specific date after its delivery (in most cases, 10 years post-delivery). See "- 1.1.7 Liquidity and Capital Resources - Sales Financing" and "Notes to IFRS Consolidated Financial Statements - Note 25: Commitments and Contingencies". The accounting treatment of sales financing transactions varies based on the nature of the financing transaction and the resulting exposure.

On Balance Sheet. When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterised as either a loan or a financial lease. In such instances, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial income. The outstanding balance of principal is recorded on the balance sheet in other long-term financial assets, net of any accumulated impairments. See "Notes to IFRS Consolidated Financial Statements - Note 13: Investments in Associates, Other Investments and Long-term Financial Assets".

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

By contrast, when the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterised as an operating lease. EADS' general policy is to avoid, whenever possible, operating leases for new aircraft to be delivered to customers. Therefore, new operating leases primarily arise in connection with the re-marketing of repurchased or repossessed aircraft. Rather than recording 100% of the revenues from the "sale" of the aircraft at the time of delivery, rental income from such operating leases is recorded in revenues over the term of the respective leases. The leased aircraft are recorded at production cost on the balance sheet as tangible assets, the corresponding depreciation and potential impairment charges are recorded in cost of sales and the amount of cash received at delivery is recorded as deferred income. See "Notes to IFRS Consolidated Financial Statements - Note 12: Property, Plant and Equipment".

If the present value of an AVG exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease in the Financial Statements. In this case, upon aircraft delivery, the cash payment received from the customer is recognised on the consolidated balance sheet as deferred income and amortised straight-line to the amount, and up to the last exercise date, of the AVG. The production cost of the aircraft is recorded in tangible assets, and the difference between production cost and the AVG amount is depreciated up to the last exercise date of the AVG. Depreciation expenses are recorded in cost of sales in the consolidated statement of income. See "Notes to IFRS Consolidated Financial Statements - Note 12: Property, Plant and Equipment" and "Note 22: Deferred Income".

Off Balance Sheet - Contingent Commitments. Certain sales financing commitments, such as lease in/lease out structures and AVGs where the present value is below the 10% threshold, are not recorded on the balance sheet.

As a result, transactions relating to such AVGs are accounted for as sales, with the related exposure deemed to be a contingent commitment. To reduce exposure under AVGs and to minimise the likelihood of their occurrence, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise window periods. AVGs are generally not expected by Management to be exercised.

Under lease in/lease out structures, which Airbus and ATR applied in the past to allow customers with weaker credit to take advantage of certain jurisdictions' leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Such commitments by Airbus or ATR are reported as off-balance sheet contingent liabilities. See "Notes to IFRS Consolidated Financial Statements - Note 25: Commitments and Contingencies".

Provisions and Allowances. Under its provisioning policy for sales financing risk, EADS records provisions to fully cover its estimated financing and asset value net exposure. Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded as impairments of the related assets or in provisions. Provisions recorded as liabilities relate primarily to off-balance sheet commitments. See "Notes to IFRS Consolidated Financial Statements - Note 19 (d): Other Provisions". Provisions are recorded as impairments of the related assets when they can be directly related to the corresponding asset. See "Notes to IFRS Consolidated Financial Statements - Note 12: Property, Plant and Equipment" and "Note 13: Investments in Associates, Other Investments and Long-term Financial Assets". While Management views its estimates of valuations of collateral as conservative, changes in provisions reflecting revised estimates may have a material impact on net income in future periods.

1.1.4 Measurement of Management's Performance

1.1.4.1 Order Backlog

Year-end order backlog represents firm future revenues from contracts signed up to that date. EADS uses order backlog as a measure of commercial performance, and growth of EADS' order backlog is an ongoing goal of Management. Only firm orders are included in calculating order backlog - for commercial aircraft, a firm order is defined as one for which EADS receives a non-refundable down payment on a definitive contract not containing a "walk-away" provision. Defence-related orders are included in the backlog upon signature of the related procurement contract. Commitments under "umbrella" or "framework" agreements by governmental customers are not included in backlog until they are officially notified to EADS.

For civil market contracts, amounts of order backlog reflected in the table below are derived from catalogue prices, escalated to the expected delivery date and, to the extent applicable, converted into Euro (at the corresponding hedge rate for the hedged portion of expected cash flows, and at the year-end spot rate for the non-hedged portion of expected cash flows). The amount of defence-related order backlog is equal to the contract values of the corresponding programs.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Consolidated Backlog[1] for the Year Ended 31st December 2004, 2003 and 2002

	Year ended 31st December 2004		Year ended 31st December 2003		Year ended 31st December 2002	
	Amount in € bn	Percentage[5]	Amount in € bn	Percentage[5]	Amount in € bn	Percentage[5]
Airbus[2]	136.0	70	141.8	73	140.9	84
Military Transport Aircraft	19.9	10	20.0	11	0.6	0
Aeronautics[3]	10.2	5	9.8	5	10.1	6
Defence & Security Systems[3]	17.3	9	14.3	7	13.5	8
Space[4]	11.3	6	7.9	4	3.9	2
Total Divisional Backlog	194.7	100	193.8	100	169.1	100
Headquarters/Eliminations	(10.4)		(14.5)		(0.8)	
Total	**184.3**		**179.3**		**168.3**	

1 Without options.
2 Based on catalogue prices.
3 In 2003, the Military Aircraft business unit was transferred from the Aeronautics Division to the DS Division, with a corresponding impact on the backlog of each Division of €3.2 billion. 2002 figures have been restated to be comparable with 2003 and 2004.
4 Astrium consolidated at 100% since 2003; proportionally consolidated at 75% in 2002.
5 Before headquarters/eliminations.

The €5 billion increase in the 31st December 2004 order backlog reflects higher orders as compared to revenues accounted for in the same year, partially offset by the effect of the weaker dollar spot rate used for conversion of the non-hedged portion of the backlog.

The amount recorded under "headquarters/eliminations" in 2003 and 2004 primarily reflects the elimination of Airbus' work share in the A400M program. The Military Transport Aircraft ("**MTA**") Division's order backlog includes 100% of the value of the A400M order to reflect the Division's prime-contractor responsibility over the program. The double-counting (corresponding to the Airbus work share) is therefore eliminated in EADS' consolidated order backlog. In 2004, a change in the recording of Airbus work share was made to reflect the fact that the A400M engine order was recorded directly by the MTA Division, and not by Airbus. This led to a decrease in Airbus' work share on the A400M program, from approximately 69% in 2003 to approximately 49% in 2004. Consequently, the value of Airbus' order backlog (and the headquarters/eliminations line) was reduced by approximately €4.0 billion.

Airbus' net order intake was 366 aircraft in 2004 (€25.8 billion), including 10 new orders for the A380, bringing the total firm order backlog for the A380 to 139 aircraft. These increases were offset by net foreign currency adjustments to the backlog of approximately €7 billion, reflecting the year-end valuation of the non-hedged portion of Airbus' order backlog, and by the high delivery rate (320 deliveries in 2004). At the end of 2004, Airbus' order backlog included 1,500 aircraft (as compared to 1,454 aircraft at the end of 2003).

The Military Transport Aircraft Division's order intake of €1.2 billion, driven by the order of 5 MRTT from Australia, was offset in the MTA Division backlog by the A400M revenues ramp up in 2004.

Backlog at the Aeronautics Division was relatively unchanged, as order intake of €4.3 billion, including mostly Eurocopter net orders for 332 helicopters, was offset by 2004 revenues.

The DS Division's backlog increased from 2003, driven by high order-intake of €8.5 billion, well in excess of 2004 revenues. This was mainly a result of the order intake for Eurofighter Tranche 2, the Romania border surveillance system and the Acropol contract for secure communication.

The Space Division's order book continued to increase in 2004, mainly due to a high level of order intake (€5.7 billion), including orders for Ariane 5 launchers, ATV programme and M51 ballistic missile production.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The table below illustrates the proportion of commercial and defence backlog at the end of each of the past two years.

	Year ended 31st December 2004 Amount in € bn[2]	Percentage	Year ended 31st December 2003 Amount in € bn[2]	Percentage
Backlog:[1]				
Commercial Sector	135	73	133	74
Defence Sector	49	27	46	26
Total	**184**	**100**	**179**	**100**

1 Without options.
2 After headquarters/eliminations.

Reflecting the results of Management's efforts to increase revenues from the defence sector to approximately 30% of total revenues over the long term, order backlog in the defence sector continued to grow (€49 billion at year-end 2004), with new defence contracts representing an overall defence order intake of €11.4 billion. Partially offsetting the effect of these new orders were increased revenues in the defence sector (from €7.0 billion in 2003 to €7.7 billion in 2004) reflecting the ramp-up of several programs such as A400M, Paradigm and missiles, as well as NH90 and Tiger helicopters.

1.1.4.2 Use of EBIT*

EADS uses earnings before interest and taxes, pre-goodwill and exceptionals ("**EBIT***") as a key indicator of its economic performance. In line with IFRS 3, applied by EADS as from 1st January 2004, goodwill is no longer amortised, but is subject to regular impairment testing. In 2004, there was no goodwill impairment. The term "**exceptionals**" refers to items such as amortisation expenses of fair value adjustments relating to the EADS Merger, the Airbus Combination and the formation of MBDA, as well as any goodwill impairment charges thereon.

Set forth below is a table reconciling EADS' income from operating activities (as reflected in EADS' IFRS consolidated statement of income) with EADS' EBIT*.

in €m	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Income from operating activities	2,143	561	160
Income from investments	84	186	87
Goodwill amortisation and impairment losses[1]	0	567	936
Exceptional depreciation (fixed assets)	212	214	227
Exceptional depreciation (inventories)	5	15	16
EBIT*	**2,444**	**1,543**	**1,426**

1 In accordance with IFRS 3, as from the beginning of 2004, EADS no longer amortizes goodwill on a regular basis.

1.1.4.3 EBIT* Performance by Division

Set forth below is a breakdown of EADS' consolidated EBIT* by division for the past three years. To facilitate comparison of 2004 and 2003 to 2002 performance in light of the transfer in 2003 of the Military Aircraft business unit from the Aeronautics Division to the DS Division, 2002 EBIT* figures for the two divisions have been restated accordingly, presenting EBIT* as if the transfer had occurred on 1st January 2002.

In €m	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Airbus	1,922	1,353	1,361
Military Transport Aircraft	26	30	(80)
Aeronautics	206	217	180
Defence and Security Systems	228	171	122
Space[1]	10	(400)	(268)
Subtotal	2,392	1,371	1,315
HQ/Consolidation[2]	52	172	111
EADS	2,444	1,543	1,426

1 Astrium consolidated at 100% since 2003; proportionally consolidated at 75% in 2002.
2 HQ/Consolidation primarily includes results from headquarters, which mainly includes income from the investment in Dassault Aviation.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2004 compared to 2003. EADS' consolidated EBIT* increased to €2.4 billion for 2004 from €1.5 billion for 2003, primarily reflecting (i) the turnaround at the Space Division from negative €400 million in 2003 to positive €10 million in 2004 and (ii) stronger performance at Airbus resulting mainly from higher deliveries.

Airbus' EBIT* increased to €1.9 billion for 2004 from €1.4 billion for 2003, reflecting both an increase in number of aircraft delivered (320 in 2004, as compared to 302 in 2003) and a more favourable product mix. Also affecting EBIT* were the initial results of the "Route 06" cost savings programme implemented in 2002 (€50 million).

Airbus' EBIT* also included a €232 million positive accounting currency effect resulting from the difference between the historical exchange rates used to convert U.S. dollar-denominated customer advances received and the corresponding U.S. dollar-denominated costs for aircraft delivered in 2004. See "– 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Foreign Currency Denominated Operations in the Financial Statements". This was partially offset by a negative €100 million impact of less favourable rates of micro hedges maturing in 2004 as compared to 2003.

The MTA Division's EBIT* decreased to €26 million for 2004 from €30 million for 2003, reflecting the effects of higher early retirement costs and commercial costs associated with the U.K. AirTanker programme.

EBIT* at the Aeronautics Division decreased to €206 million for 2004 from €217 million for 2003. The decrease reflects EBIT* degradation in the maintenance, repair and overhaul business, as well as the continuing downturn of the regional aircraft market. Partially offsetting these negative factors was an increase in Eurocopter's performance.

The DS Division's EBIT* was €228 million for 2004, as compared to €171 million for 2003. Excluding the effect of the release of a €106 million provision relating to a now-concluded litigation with Thales, the DS Division's EBIT* would have decreased, primarily as a result of ongoing restructuring costs (€88 million in 2004 as compared to €50 million in 2003).

The results of several years of intensive restructuring efforts were reflected in the Space Division's positive EBIT* of €10 million for 2004, a €410 million increase from 2003.

The decrease of EBIT* at Headquarters to €52 million for 2004, from €172 million for 2003, reflects the decrease in income from EADS' investment in Dassault Aviation, including a negative €(33) million catch-up of Dassault Aviation's 2003 IFRS results (as compared to a positive €77 million catch-up in 2003).

2003 compared to 2002. EADS' consolidated EBIT* increased to €1.5 billion for 2003 from €1.4 billion for 2002. The increase primarily reflects the ramp-up of defence programs at the DS Division and the Aeronautics Division and, to a lesser extent, at the MTA Division. Significant losses at the Space Division partially offset these increases.

Airbus' EBIT* remained relatively unchanged at €1.4 billion for 2003, reflecting the roughly equivalent number of deliveries (305 in 2003, of which 302 were recognized in revenues, as compared to 303 in 2002). The positive effects of improved margins resulting from a more favourable product mix mostly offset the negative impact of higher research and development costs for the A380 program. The EBIT* margin pre-research and development costs of 16.7% reflects the cost benefits of Airbus' built-in manufacturing flexibility. See "Part 2/1.1.2 Airbus - Production - Adaptability to Changes in Demand" for further discussion of built-in manufacturing flexibility.

Higher margins on military derivatives aircraft (e.g., the multi-role tanker program) and reduced research and development costs contributed to the MTA Division's 2003 EBIT* of €30 million. This result represents a €110 million improvement from the 2002 negative EBIT* of €80 million, which included the €54 million write-off of assets relating to the Do 728 programme.

The effect on cost structures resulting from restructuring measures at the DS Division, as well as increased deliveries of missiles and combat aircraft, led to a 40% increase of the Division's EBIT* from €122 million for 2002 to €171 million for 2003.

Strong results at Eurocopter, mostly relating to the ramp-up of the NH90 and Tiger programmes, led to a 2003 EBIT* at the Aeronautics Division of €217 million, a 21% increase over 2002 EBIT* of €180 million.

Headquarters also contributed €172 million to EADS' consolidated EBIT* for 2003, as compared to €111 million for 2002, resulting primarily from the €114 million increase in income from EADS' investment in Dassault Aviation. The increase includes a €77 million catch-up of prior-year income of Dassault Aviation, in accordance with IFRS. See "Notes to IFRS Consolidated Financial Statements - Note 13: Investments in Associates, Other Investments and Long-term Financial Assets".

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

These increases to EADS' consolidated 2003 EBIT* were partly offset by a €400 million negative EBIT* at the Space Division, resulting from (i) expenses and provisions of €288 million relating to the restructuring programs (as compared to €105 million in 2002), (ii) asset depreciation at Astrium of €25 million (as compared to €56 million in 2002) and (iii) further provisioning for programme cost overruns.

Hedging Impact on EBIT*. Nearly two-thirds of EADS' consolidated revenues in 2004 were received in currencies other than the Euro. Given the long-term nature of EADS' business cycles (evidenced by its multi-year backlog), the Company hedges its net foreign exchange exposure to mitigate the impact of exchange rate fluctuations on its EBIT*. See "– 1.1.8 Management of Market Risks - Exchange Rate Risk" and "1.4.1 Market Risks - Exposure to Foreign Currencies".

During 2004, micro hedges covering approximately U.S.$9.9 billion of EADS' U.S. dollar-denominated revenues matured. In 2004, the compounded conversion rate at which hedged U.S. dollar-denominated revenues were accounted for was €-U.S.$0.987, as compared to €-U.S.$0.971 in 2003. This difference resulted in a €160 million decrease in EBIT* from 2003 to 2004, of which approximately two-thirds was at Airbus.

The impact of the year-to-year change in average hedge rates for net foreign currency exposure from 2002 (€-U.S.$0.967) to 2003 (€-U.S.$0.969) had a non-material impact (negative €26 million) on EADS' consolidated EBIT* for 2003.

It is expected that the hedge book will increase in coming years in line with the forecasted growth in demand for aircraft and the corresponding impact on future deliveries combined with the active hedging policy of EADS. The conversion rates of the new hedges will reflect the state of the U.S. dollar versus the Euro at the time such hedges are entered into.

The tables below set forth the notional amount of foreign exchange hedges in place as of 31st December 2004, and the average U.S. dollar rates applicable to corresponding EBIT*.

(in U.S.$ bn)	2005	2006	2007	2008	2009	2010	2011	Total
Total Hedges (in U.S.$)	**10.9**	**8.7**	**7.2**	**6.7**	**5.0**	**1.3**	**0.4**	**40.2**
of which €-U.S.$	9.3	7.2	6.0	5.5	3.9	0.9	0.3	33.1
of which £-U.S.$	1.6	1.5	1.2	1.2	1.1	0.4	0.1	7.1
Forward Rates (in U.S.$)								
€-U.S.$	1.01	1.00	1.02	1.03	1.09	1.04	1.13	
£-U.S.$	1.50	1.51	1.49	1.52	1.59	1.61	1.60	

Restructuring. Since its formation in 2000, EADS has implemented, and continues to implement, a number of restructuring plans to further enhance its competitive position in the challenging markets in which it operates. Total restructuring charges of €129 million were recorded in the 2004 IFRS consolidated statement of income, decreasing from €362 million for 2003. For 2004, this included new provisions and current year charges primarily related to (i) the defence and communications business at the DS Division (€88 million); (ii) restructuring at Sogerma (€13 million); and (iii) the final tranche of an early retirement initiative at the MTA Division (€28 million).

The related, yet to be implemented, restructuring burden is accounted for at year-end both as a provision and as other liabilities.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1.1.5 EADS Results of Operations

The following table sets forth a summary of the IFRS consolidated statements of income of EADS for the years indicated.

IFRS consolidated statements of income for the year ended 31st December 2004, 2003 and 2002

in €m, except for EPS	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Revenues	31,761	30,133	29,901
Cost of sales	(25,510)	(24,594)	(24,465)
Gross margin	**6,251**	**5,539**	**5,436**
Selling and administrative expenses	(2,119)	(2,162)	(2,251)
Research and development expenses	(2,126)	(2,189)	(2,096)
Other income	314	196	248
Other expense[1]	(177)	(256)	(241)
Goodwill amortisation & related impairment losses[1,2]	0	(567)	(936)
Income from operating activities	**2,143**	**561**	**160**
Income from investments	84	186	87
Interest income (expense)	(275)	(203)	(81)
Other financial result	(55)	148	21
Income taxes	(664)	(474)	(453)
Profit (loss) from ordinary activities	**1,233**	**218**	**(266)**
Minority interests	(203)	(66)	(33)
Net income (loss)	**1,030**	**152**	**(299)**
Earnings per share (basic) (in €)	**1.29**	**0.19**	**(0.37)**
Earnings per share (diluted) (in €)	**1.28**	**0.19**	**(0.37)**

1 For purposes of this discussion, the presentation of the summary consolidated statements of income differs from the actual IFRS consolidated statements of income, in which "goodwill amortisation & related impairment losses" is included within the line item "other expense".

2 In accordance with IFRS 3, as from the beginning of 2004, EADS no longer amortizes goodwill on a regular basis.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Set out below are year-to-year comparisons of results of operations, based upon EADS' consolidated statements of income.

Consolidated Revenues

Consolidated revenues for 2004 reached €31.8 billion, as compared to €30.1 for 2003. Excluding the effects of currency fluctuations on the non-hedged portion of EADS' revenues, the increase would have been nearly 7%.

Revenues at all five Divisions increased as compared to 2003.

Set forth below is a breakdown of EADS' consolidated revenues by division for the past three years. To facilitate comparison of 2004 and 2003 to 2002 revenues in light of the transfer in 2003 of the Military Aircraft business unit from the Aeronautics Division to the DS Division, 2002 revenue figures for the two Divisions have been adjusted accordingly, presenting revenues as if the transfer had occurred on 1st January 2002.

in €m	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Airbus	20,224	19,048	19,512
Military Transport Aircraft	1,304	934	524
Aeronautics	3,876	3,803	3,834
Defence and Security Systems	5,385	5,165	4,770
Space[1]	2,592	2,424	2,216
Subtotal	**33,381**	**31,374**	**30,856**
HQ/Consolidation[2]	(1,620)	(1,241)	(955)
EADS	31,761	30,133	29,901

1 Astrium consolidated at 100% since 2003; proportionally consolidated at 75% in 2002.

2 HQ/Consolidation includes, in particular, adjustments and eliminations for intercompany transactions.

Airbus

Set forth below is a breakdown of Airbus' deliveries by aircraft type for the past three years.

number of aircraft	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Single Aisle	233	233	236
Widebody	12	8	9
Long-Range	75	64	58
of which "Stretched"	*23*	*23*	*8*
Total	**320**	**305**[1]	**303**

1 In 2003, revenues were recognized in the IFRS consolidated statement of income for only 302 of the 305 planes delivered.

2004 compared to 2003. Airbus' 2004 consolidated revenues increased by 6.2%, to €20.2 billion from €19 billion for 2003, reflecting primarily (i) the increase in aircraft deliveries recognized in revenues (320 in 2004 as compared to 302 in 2003), (ii) the positive impact of a more favourable mix of aircraft being delivered in 2004 as compared to 2003 and (iii) the revenues ramp up of the A400M program. As in 2003, most of the deliveries in 2004 were for single-aisle A319/A320/A321 aircraft. Airbus delivered the same amount of this type of aircraft in 2004 as in 2003 (233 aircraft). Deliveries of long-range aircraft increased from 64 in 2003 to 75 in 2004, including 23 of the higher-priced A340-500/600 "stretched" versions.

Offsetting these positive factors was an approximate €0.3 billion negative impact resulting from (i) the deterioration of the U.S. dollar exchange rates used to convert payments upon deliveries, not only for the portion which was not hedged by financial instruments (average spot rate of €-U.S.$1.24 in 2004 as compared to €-U.S.$1.13 in 2003), but also for the portion which was hedged (degradation of the hedge rate); partly offset by (ii) the favourable historical exchange rate applied to the portion of revenues representing customer advances received in prior periods. For a discussion of the impact of exchange rate variations on EADS' results of operations, see "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Hedged Foreign Exchange Transactions in the Financial Statements", "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Foreign Currency Denominated Operations in the Financial Statements", "- 1.1.8 Management of Market Risks - Exchange Rate Risk" and "1.4.1 Market Risks - Exposure to Foreign Currencies".

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2003 compared to 2002. Airbus' 2003 consolidated revenues decreased by 2.4%, to €19 billion from €19.5 billion for 2002. This decrease primarily reflects the negative effect of the weakening U.S. dollar. The changing Euro-U.S. dollar exchange rate (average spot rate of €-U.S.$1.13 in 2003 compared to €-U.S.$ 0.95 in 2002) translated into a negative €1.5 billion impact on the non-hedged portion of Airbus' 2003 consolidated revenues.

Offsetting the negative impact of the weaker U.S. dollar was the positive impact of a more favourable mix of aircraft being delivered in 2003 as compared to 2002. As in 2002, most of the deliveries in 2003 were for single-aisle A319/A320/A321 aircraft. Airbus delivered 233 units of this type of aircraft in 2003, as compared with 236 in 2002. However, deliveries of long-range aircraft increased from 58 in 2002 to 64 in 2003, including 23 of the higher-priced A340-500/600 "stretched" versions (as compared to 8 A340 stretched versions delivered in 2002).

Military Transport Aircraft
Set forth below is a breakdown of the MTA Division's deliveries by aircraft type for the past three years.

number of aircraft	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
C-212	4	2	0
CN-235	4	7	8
C-295	6	5	2
Total	**14**	**14**	**10**

For 2004, consolidated revenues of the MTA Division increased by 40%, from €0.9 billion for 2003 to €1.3 billion for 2004. The increase reflects the Division's attainment of further development milestones for the A400M programme (€0.4 billion of incremental revenue).

For 2003, consolidated revenues of the MTA Division increased by 78%, from €0.5 billion for 2002 to €0.9 billion for 2003. The €0.4 billion increase in revenues relates primarily to the attainment of the first development milestones for the A400M program (€0.3 billion of incremental revenue) and growth in the mission aircraft business.

Aeronautics
Set forth below is a breakdown of the Aeronautics division's deliveries by product type for the past three years.

number of aircraft	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Eurocopter	279	297	367
Light	*157*	*170*	*230*
Medium	*102*	*108*	*110*
Heavy	*18*	*19*	*27*
Tiger	*2*	*0*	*0*
ATR (new aircraft)	13[1]	9	19
EADS Socata	48	49	105

1 In 2004, revenues were recognized in the IFRS consolidated statement of income for only 9 of the 13 planes delivered.

For 2004, the Aeronautics Division generated consolidated revenues of €3.9 billion, relatively unchanged from €3.8 billion for 2003. Increased revenues generated by Eurocopter's customer support services and the achievement of percentage-of-completion milestones for the NH90 and Tiger helicopters offset the effect of fewer helicopter deliveries in 2004. Eurocopter's revenue increase was offset by lower revenues at ATR and a reduction in maintenance, repair and overhaul (MRO) orders at Sogerma.

For 2003, consolidated revenues of €3.8 billion at the Aeronautics Division remained unchanged from the Division's 2002 consolidated revenues. Increased revenues generated by Eurocopter's customer support services and the recording of technical milestones for the NH90 and Tiger helicopters offset the effect of fewer helicopter deliveries in 2003. Eurocopter's revenue increase was offset by the impact of lower deliveries at ATR and Socata.

Defence & Security Systems
Set forth below is a table showing the number of Eurofighter deliveries by EADS for the past three years.

number of aircraft	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002[1]
Eurofighter	9	7	0

1 The first Eurofighter deliveries were scheduled for 2003.

For 2004, the DS Division generated consolidated revenues of €5.4 billion, as compared to €5.2 billion for 2003. The increase was primarily due to the continued ramp-up of the PAAMS/Aster, MICA export, and ASRAAM missile programs.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

For 2003, the DS Division generated consolidated revenues of €5.2 billion, an increase of 8% over 2002 revenues of €4.8 billion. The increase was primarily due to the ramp-up of the MICA, ASRAAM and Storm Shadow missile programs and to the first deliveries of Eurofighters to Spain and Germany.

Space

Set forth below is a breakdown of the Space Division's deliveries of commercial telecommunications satellites and commercial launchers for the past three years.

	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Commercial Telecommunications Satellites	3	1	2
Commercial Launchers	3	4	12

For 2004, the Space Division generated consolidated revenues of €2.6 billion, as compared to €2.4 billion for 2003. The increase resulted mainly from a ramp-up of Skynet 4 satellite program services and the achievement of additional milestones on the M51 ballistic missile program.

For 2003, the consolidation effect of the acquisition of the 25% of Astrium not previously owned by EADS translated into a 9% increase in consolidated revenues for the Space Division, from €2.2 billion for 2002 to €2.4 billion for 2003. Excluding the consolidation effect, the Division's revenues would have decreased to €2.0 billion for 2003, reflecting the termination of the Ariane 4 program and the continuing downturn in the commercial telecommunications satellite market.

Consolidated Cost of Sales

For 2004, consolidated cost of sales increased to €25.5 billion from €24.6 billion for 2003. Gross margin increased from 18.4% in 2003 to 19.7% in 2004, reflecting the effects of higher deliveries at Airbus and last year's major restructuring activities at the Space Division.

Consolidated cost of sales remained relatively unchanged at €24.6 billion for 2003, as compared to €24.5 billion for 2002. This primarily reflects the stable delivery levels at Airbus (302 in 2003 versus 303 in 2002). Cost of sales significantly increased at (i) the Space Division, reflecting the 100% consolidation of Astrium (€0.3 billion) and (ii) the DS Division, reflecting the ramp-up of Eurofighter and missile system production (€0.3 billion). These cost increases were offset by a €0.5 billion decrease in cost of sales at Airbus primarily due to the effects of the weaker U.S. dollar.

Consolidated Selling and Administrative Expenses

For 2004, consolidated selling and administrative expenses decreased slightly, from €2.2 billion for 2003 to €2.1 billion for 2004, reflecting the results of cost awareness programs at the business units and the ongoing effects from restructuring of EADS' general and administrative activities.

For 2003, consolidated selling and administrative expenses decreased slightly, from €2.3 billion for 2002 to €2.2 billion for 2003, reflecting the results of realised cost reductions at headquarters and other ongoing effects from restructuring of EADS' general and administrative activities.

Consolidated Research and Development Expenses

EADS' consolidated research and development expenses decreased by 3%, to €2.1 billion for 2004 from €2.2 billion for 2003. The application of IAS 38 at EADS in 2004 resulted in the capitalisation of €165 million of R&D, of which €152 million related to Airbus for the A380. See "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Research and Development Expenses" for an explanation of the impact of the accounting change related to the capitalization of certain development costs in accordance with IAS 38. The capitalisation of A380-related R&D is reflected in the decrease of A380-related R&D expense in the IFRS consolidated statement of income, from its peak of €1,082 million for 2003 to €983 million for 2004. On the whole, Airbus R&D expense recorded in the IFRS consolidated statement of income decreased by €85 million from 2003 levels. Other non-Airbus consolidated R&D expenses totalled €392 million - an increase of approximately €20 million from 2003 resulting mainly from the EADS research centre.

From 2001 through 2004, cumulative R&D expenses on the A380 program amounted to €3.3 billion. Following a review of the A380 program, Airbus estimated in December 2004 that the aggregate R&D expenses at completion might exceed the initial budget by approximately €1.5 billion. Taken alone, this cost overrun is not expected to materially change the breakeven point or expected internal rate of return of the A380 program. As a result of the expected cost overrun, the A380-related R&D expenses in the IFRS consolidated statement of income are not expected to decrease before 2006. Approximately €0.1 to €0.2 billion of annual R&D expenses is expected to be capitalised in accordance with IAS 38 over the next few years.

For 2003, EADS' consolidated research and development expenses increased by 4%, to €2.2 billion from €2.1 billion for 2002. This increase primarily relates to ongoing programs at Airbus (€1.8 billion for 2003). Expenses at Airbus relating to the A380 programme reached €1.1 billion for 2003, an increase of €0.3 billion from 2002 levels. Research and development expenses related to the final phases of the flight certification of the A340-500/600 programme, as well as further specific enhancements on existing programs, also contributed to the overall Airbus R&D expenses for the year. Other non-Airbus consolidated R&D expenses totalled €370 million - a reduction of approximately €40 million from 2002.

Consolidated Other Income and Other Expense

Consolidated other income and other expense represent gains and losses on disposals of investments in fixed assets, income from rental properties and certain provisions.

For 2004, the net of other income and other expense was positive €137 million as compared to negative €60 million for 2003. €106 million from the release of provisions in the DS Division relating to the Thales Euromissiles litigation were included in consolidated other income for 2004.

For 2003, the net of other income and other expense was negative €60 million as compared to positive €7 million for 2002. €63 million from the disposal of EADS' 50% share in Aircelle to Snecma were included in consolidated other income for 2002.

Consolidated Amortisation of Goodwill and Impairment Losses

As a result of EADS' early adoption of IFRS 3/IAS 36 revised ("Business Combinations"), goodwill is no longer amortized on a regular basis as from 1st January 2004, but subject to annual impairment testing. No impairment charges were recorded for 2004.

For 2003, the consolidated amortisation of goodwill decreased to €0.6 billion from €0.9 billion for 2002. The €0.3 billion decrease from 2002 reflects the impairments taken in 2002 for assets held within the Space Division (€350 million). No goodwill was impaired in 2003.

Consolidated Income (Loss) from Investments

Consolidated income (loss) from investments principally includes results from companies accounted for under the equity method and the results attributable to non-consolidated investments.

For 2004, EADS recorded €84 million in consolidated investment income as compared to €186 million for 2003. The €102 million decrease primarily reflects a €33 million negative catch-up in 2004 of 2003 income related to EADS' investment in Dassault Aviation, versus a positive €77 million catch-up in 2003 of 2002 income related to EADS' investment in Dassault Aviation in 2003. See "Notes to IFRS Consolidated Financial Statements - Note 9: Financial Result".

For 2003, EADS recorded €186 million in consolidated investment income as compared to €87 million for 2002. The €99 million increase is mainly due to a €77 million catch-up of prior year income related to EADS' investment in Dassault Aviation. In 2003, EADS restated Dassault Aviation's 2002 and 2003 IFRS actual financial performance - in previous periods, EADS had relied on estimated financial performance reported under French GAAP. Including the IFRS restatement, investment income for the 46% stake in Dassault Aviation amounted to €225 million as compared with €111 million for 2002. See "Part 2/1.1.7 Investment - Dassault Aviation". These increases were partially offset by depreciation of various non-consolidated investments.

Consolidated Interest Income (Expense)

Consolidated interest income (expense) reflects the net of interest income and expenses arising from financial assets or liabilities.

For 2004, EADS reported a consolidated net interest expense of €275 million, as compared to €203 million of consolidated net interest expense for 2003. In addition to higher interest charges for 2004 on European government refundable advances received, interest charges on financing for the Skynet5/ Paradigm programme in 2004 contributed to the increase in consolidated net interest expense. See "- 1.1.7 Liquidity and Capital Resources - Consolidated Financial Liabilities".

For 2003, EADS reported a consolidated net interest expense of €203 million, as compared to €81 million of consolidated net interest expense for 2002. This change is principally due to (i) higher interest charges for 2003 on European government refundable advances received and (ii) the increasing spread between interest received on positive balances invested in short-term liquid instruments and interest paid on longer-term debt. See "- 1.1.7 Liquidity and Capital Resources - Consolidated Financial Liabilities".

Consolidated Other Financial Result

For 2004, consolidated other financial result decreased to negative €55 million from positive €148 million for 2003. This change primarily results from (i) the lower effect in 2004 from valuation changes of U.S. dollar-denominated financial liabilities on the Euro- or British pound-denominated balance sheets of Group companies, which had generated positive other financial results in prior periods; (ii) a negative effect from the mark-to-market valuation of "**embedded derivatives**" and (iii) interest accrued on tax audit expenses in 2004. "Embedded derivatives" are currency hedges that, for accounting purposes, are deemed to be embedded in U.S. dollar-denominated purchase orders of equipment, where

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

the U.S. dollar is not conclusively the currency in which the price of the related equipment is routinely denominated in international commerce.

For 2003, consolidated other financial result increased to €148 million from €21 million for 2002. This change primarily results from a positive mark-to-market valuation of embedded derivatives.

In 2001, postponed deliveries of commercial aircraft related to the events of 11th September 2001 resulted in a mismatch between hedged positions and expected cash flows. A roll-over plan was carried out in 2002 and 2003 to rephase the maturities of the affected hedges with new delivery dates. The roll-over plan was completed as of 31st December 2003. Had this roll-over plan not been implemented, the affected hedges would have been deemed cancelled for accounting purposes. As the affected hedges had a negative mark-to-market value at the end of 2001, cancellation would have had a negative impact on consolidated other financial result. See "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Hedged Foreign Exchange Transactions in the Financial Statements".

Consolidated Income Taxes

The effective tax rate was 35% in 2004. See "Notes to IFRS Consolidated Financial Statements - Note 10: Income Taxes".

Consolidated Minority Interest

For 2004, consolidated minority interest was negative €203 million, as compared to negative €66 million for 2003, reflecting primarily the interests of BAE SYSTEMS (€184 million) and Finmeccanica (€21 million) in the results of Airbus and MBDA, respectively.

For 2003, consolidated minority interest was negative €66 million, as compared to positive €33 million for 2002, reflecting primarily the interests of BAE SYSTEMS and Finmeccanica in the results of Airbus and MBDA, respectively.

Consolidated Net Income

As a result of the factors discussed above, EADS recorded consolidated net income of €1,030 million for 2004 as compared to consolidated net income of €152 million for 2003 and a consolidated net loss of €299 million for 2002.

The 2004 consolidated net income reflects the effects of EADS' early adoption of IFRS 3 and revised IAS 36. The table below sets forth 2003 and 2002 net income, restated as if IFRS 3 and revised IAS 36 had been applied for those periods.

In €m	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Reported Consolidated Net Income (Loss)	1,030	152	(299)
Amortisation of Goodwill[1]	–	567	586
Minority Portion of Goodwill Amortisation	–	(75)	(75)
Restated Consolidated Net Income	1,030	644	212

1 Regular amortisation charge, excluding goodwill impairment charges already included in the Reported Consolidated Net Income/(Loss).

Earnings per Share (EPS)

Basic earnings per share increased by €1.10 per share, from €0.19 per share in 2003 to €1.29 per share in 2004. The number of outstanding shares at the end of 31st December 2004 was 799,550,294. The denominator used to calculate EPS was 801,035,035 shares, reflecting the average number of shares outstanding during the year. In 2002, EADS reported basic earnings per shares of €(0.37). See "Notes to IFRS Consolidated Financial Statements - Note 18: Shareholders' Equity" and "Note 31: Earnings per Share".

As EPS for 2004 reflects the impact of the adoption of IFRS 3 and revised IAS 36, it is not directly comparable with EPS for 2003. Had IFRS 3 and IAS 36 revised been applied for 2002 and 2003, EPS would have been as follows:

In €m	Year ended 31st December 2004	Year ended 31st December 2003	Year ended 31st December 2002
Restated Net Income (in €m)	1,030	644	212
Average Number of Shares (in millions)	801.035	800.957	804.117
Restated Basic EPS (in €)	1.29	0.80	0.26

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1.1.6 Statement of Changes in Consolidated Shareholders' Equity

The following table sets forth a summary of the consolidated statement of changes in shareholders' equity for the period 1st January 2004 through 31st December 2004.

in €m	
Balance at 31st December 2003	**16,149**
Equity increase through ESOP/SOP	43
Net income	1,030
Cash distribution to shareholders	(320)
Purchase of treasury shares	(81)
Accumulated other comprehensive income	152
thereof currency translation adjustments	(359)
Balance at 31st December 2004	**16,973**

The increase in consolidated shareholders' equity in 2004 primarily reflects the year's higher net results and the effects of changes in accumulated other comprehensive income ("**AOCI**"), partly offset by the cash distribution to shareholders. Set out below is a discussion of AOCI and its impact on consolidated shareholders' equity. For a discussion of the other line items impacting consolidated shareholders' equity, see "Notes to IFRS Consolidated Financial Statements - Note 18: Shareholders' Equity".

In 2004, AOCI increased by €152 million. Changes in AOCI were due to (i) the €0.5 billion positive variation (after accounting for deferred taxes and minority interest) of the year-end mark-to-market valuation of that portion of EADS' hedge portfolio qualifying for hedge accounting under IAS 39, offset by (ii) the negative currency translation adjustment variation of €(0.4) billion generated mainly by the accounting impact of the merger of Airbus GIE into Airbus SAS.

IAS 39 Related Impact on AOCI

At 31st December 2004, the notional amount of the outstanding portfolio of hedges qualifying for IAS 39 hedge accounting treatment ("**micro hedges**") amounted to approximately U.S.$40 billion hedged against the Euro and the Pound Sterling. The year-end mark-to-market valuation of EADS' portfolio of micro hedges resulted in a positive valuation change of €0.9 billion from 31st December 2003, based on a closing rate of €-U.S.$1.36.

Positive pre-tax mark-to-market values of micro hedges are included in other assets, while negative pre-tax mark-to-market values of micro hedges are included in provisions for financial instruments. Year-to-year changes in the mark-to-market value of micro hedges are recognised as adjustments to AOCI. These adjustments to AOCI are net of corresponding changes to (i) deferred tax assets (for micro hedges with negative mark-to-market valuations) and deferred tax liabilities (for micro hedges with positive mark-to-market valuations) and (ii) minority interests (where the hedge contract is held by an entity that is not wholly owned by EADS, e.g. Airbus).

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Set out below is a graphic presentation of micro hedge related movements in AOCI over the past three years (in €m).


Related movements in AOCI over the past three years in €m
31st December 2002: U.S.$1.0487
31st December 2003: U.S.$1.2630
31st December 2004: U.S.$1.3621
2,965
7,847
8,756
OCI Net Asset
-1,051
-2,810
-3,109
Deferred Taxes
416
1,015
1,147
Minority Interests (20% Airbus)
1,498
4,022
4,500
Net Equity OCI

As a result of the positive change in the fair market valuation of the micro hedge portfolio in 2004, AOCI-related other assets increased to €8.8 billion for 2004 from €7.8 billion for 2003. The corresponding €0.3 billion tax effect increased the AOCI-related deferred tax liability to €3.1 billion at 31st December 2004.

A €0.1 billion adjustment to minority interest was recorded to reflect mainly BAE SYSTEMS' 20% share of the positive after-tax mark-to-market valuation change in the Airbus hedge portfolio. As a result of this adjustment, AOCI-related minority interest was €1.1 billion at 31st December 2004, as compared to €1.0 billion at 31st December 2003.

Currency Translation Adjustment Impact on AOCI

The negative €359 million currency translation adjustment (CTA) related impact on AOCI primarily relates to the consequences of the merger of Airbus GIE (a U.S. dollar-denominated entity) into Airbus SAS (a Euro-denominated entity). Before the merger, Airbus GIE operations were recorded at the current exchange rate of the period except for those hedged with financial instruments. As from 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates. As a result, no additional CTA is generated by former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked in respect of non-monetary balance sheet items relating to transactions realised as from 1st January 2004 (i.e., mainly aircraft deliveries), is gradually released to the consolidated statement of income, in line with such deliveries.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1.1.7 Liquidity and Capital Resources

The Group's policy is to maintain sufficient cash and cash equivalents at all times to meet its present and future cash requirements. This policy objective is met through:

- implementation of measures designed to generate cash;
- developing and maintaining access to the capital markets; and
- containment of exposure to customer financing.

EADS benefits from a strong cash position, with €9.2 billion of consolidated gross cash (including available-for-sale securities of €0.5 billion) at 31st December 2004. This cash position is further supported by a €2.0 billion syndicated back-up facility. In 2004, the European Investment Bank granted EADS a long-term loan of $ 0.3 billion to fund a shareholder loan granted to Airbus. In addition, EADS' share of the financing for the ramp-up of the Paradigm program amounted to €0.3 billion. Overall, financial liabilities (short and long-term) amounted to €5.1 billion at 31st December 2004.

EADS calculates its consolidated net cash position as the difference between (i) cash, cash equivalents and securities and (ii) financial liabilities (as recorded in the consolidated balance sheet). The net cash position at 31st December 2004 was €4.1 billion. The factors affecting EADS' cash position, and consequently its liquidity risk, are discussed below.

1.1.7.1 Cash Flow

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of flows generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and European government refundable advances. In addition, EADS' military activities benefit from government-financed research and development contracts. If necessary, EADS may raise funds in the capital markets.

The following table sets forth the variation of EADS' consolidated net cash position over the periods indicated.

in €m	Year ended 31st December 2004	Year ended 31st December 2003
Consolidated net cash position at 1st January	**3,105**	**2,370**
Gross cash flows from operations[1]	2,858	2,690
Changes in other operating assets and liabilities	2,155	2,019
thereof change in European refundable advances	2	716
Cash used for investing activities	(3,399)	(3,659)
thereof industrial capital expenditures	(3,017)	(2,672)
thereof customer financing	(188)	(1,093)
thereof others	(194)	106
Free Cash Flows[2]	**1,614**	**1,050**
thereof Free Cash Flows before customer financing	1,802	2,143
Treasury share buy-back	(81)	(31)
Cash distribution to shareholders	(320)	(240)
Repayment/dividend to minorities	(64)	(38)
Capital increase	43	21
Other changes in financial position	(239)	(27)
thereof financial liabilities non-recourse to EADS	(369)	0
Consolidated net cash position at 31st December	**4,058**	**3,105**

1 Represents cash flow from operations, excluding variations in working capital.
2 Does not reflect (i) investments in, or disposals of, available-for-sale securities (disposal of €10 million for 2004; disposal of €336 million for 2003), which are classified as cash and not as investments solely for the purposes of this net cash presentation; (ii) changes in cash from change in consolidation (€9 million for 2004; €(152) million for 2003); or (iii) increase in customer financing when it is non-recourse to EADS (€(369) million for 2004; €0 million for 2003).

The consolidated net cash position at 31st December 2004 was €4,058 billion, a 31% increase from 31st December 2003. The increase reflects (i) improved profit on a higher number of deliveries at Airbus, (ii) an optimisation of working capital through the receipt of pre-delivery payments in line with growth in the order book, (iii) the effects of an ongoing Company-wide focus on cash management and (iv) the stabilisation of customer financing. These positive factors were partly offset by (i) on-going capital expenditures at Airbus (particularly in relation to the A380) and the Space Division, and (ii) the higher cash distribution to shareholders in 2004.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Gross Cash Flows from Operations

Gross cash flows from operations increased by €168 million to €2.9 billion for 2004, primarily as a result of the higher earnings (restated for 2003 from goodwill depreciation) generated during the year (an increase over 2003 of €523 million, before minority interests), partly offset by cash disbursements related to restructuring activities at the Space Division (€(150) million).

In 2003, the maturing of remaining "old" macro hedges, which had been reclassified as micro hedges in January 2001, had a negative effect of €0.2 billion on gross cash flows from operations. As of 31st December 2003, no further material impacts on gross cash flow resulting from such hedges are expected. See "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Hedged Foreign Exchange Transactions in the Financial Statements".

Changes in Other Operating Assets and Liabilities (Working Capital)

Working capital is comprised of trade receivables, net inventory (gross inventory offset by a portion of customer advances), other assets and prepaid expenses netted against trade liabilities, other liabilities and deferred income.

Changes in working capital resulted in a positive impact on the net cash position for 2004 (€2.2 billion) and 2003 (€2.0 billion). The main net contributors to the positive working capital variation were (i) further inflow of overall pre-delivery payments from customers (approximately €1.7 billion in 2004, as compared to €1.3 billion in 2003); (ii) the change in gross inventory (approximately €0.4 billion in 2004 and €(0.6) billion in 2003), primarily reflecting the decrease of finished goods in 2004; (iii) "others" contributing €0.1 billion in 2004 and €0.6 billion in 2003 (including an exceptional increase in tax liabilities); and (iv) the change in European government refundable advances (€0.0 billion in 2004 and €0.7 billion in 2003).

European Government Refundable Advances. As of 31st December 2004, total European government refundable advances received, recorded on the balance sheet in the line item "other liabilities", amounted to €5.1 billion, including accrued interest.

For 2004, new receipts of European government refundable advances totalled €0.3 billion and reimbursements totalled €0.3 billion. Related accrued interest for 2004 of €0.25 billion was recorded on the balance sheet in the line item "other liabilities".

Set out below is a breakdown of total amounts of European government refundable advances, by product/project.

in € bn	2004
Long Range & Wide Body	2.0
A380	2.5
Eurocopter	0.2
Others	0.4
EADS	**5.1**

Cash Used for Investing Activities

Management categorises cash used for investing activities into three components: (i) industrial capital expenditures, (ii) customer financing and (iii) net investments in subsidiaries.

Industrial Capital Expenditures. Industrial capital expenditures (investments in property, plant and equipment and intangible assets) amounted to €3.0 billion for 2004 as compared to €2.7 billion for 2003. A380-related capital expenditure totalled €1.3 billion for 2004, as compared to €1.2 billion for 2003 (including capitalized research and development costs). See "Part 2/1.1.2 Airbus - Products and Services". To date, total A380-related capital expenditures is €3.7 billion, including the capitalisation of certain prototypes for approximately €0.4 billion.

The remaining portion of capital expenditures related to other programmes at Airbus of €0.8 billion (manufacturing facilities and common information technologies systems) and additional programmes in the other divisions of €0.9 billion, including investments in fixed assets at Paradigm Secure Communication Ltd. Excluding Airbus and Paradigm-related expenditures, EADS' other divisions incur approximately €0.5 billion annually in capital expenditures related to ongoing businesses. Investments in aircraft leases are included in customer financing, and not in industrial capital expenditures, even though the underlying assets are eventually recorded in property, plant and equipment.

For the period 2005 to 2006, it is estimated that most of EADS' capital expenditures will occur in connection with Airbus activities - in particular, for the development of the A380, the A350 and the A400M programmes. The A380 will continue to require substantial capital expenditures, although at a lesser rate than in 2004. See "Part 2/1.1.2 Airbus - Products and Services".

Customer Financing. Consolidated cash flows relating to customer financing amounted to negative €188 million for 2004. EADS aims to structure financing so as to facilitate the future sell-down or reduction of its exposure. During 2004,

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

additions and sell-downs to EADS customer financing gross exposure offset one another. The cash outflow of €188 million primarily results from the payments received on outstanding financial leases over the course of the year being more than offset by the utilisation of certain provisions and the repayment of non-recourse debt. See "– Sales Financing".

Others. For 2004, the negative €0.2 billion figure primarily reflects net investments in subsidiaries, including the acquisition of Racal Instruments.

Free Cash Flows

As a result of the factors discussed above, positive free cash flows amounted to €1.6 billion for 2004, as compared to €1.0 billion for 2003. Positive free cash flows before customer financing were €1.8 billion for 2004 as compared to €2.1 billion for 2003.

Other Changes in Financial Position

In 2003, other changes in financial position represent mainly foreign exchange rate valuation changes on cash and debt instruments. In 2004, the cash outflow of €(239) million primarily reflects the impact of non-recourse customer financing.

1.1.7.2 Consolidated Cash and Cash Equivalents

The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial paper and other money market instruments which, for cash and cash equivalents, generally have a maturity of less than one year. Therefore, EADS assesses its exposure towards price risk due to changes in interest rates and spreads as minimal. See "– 1.1.8 Management of Market Risks – Interest Rate Risk".

In 2003, the fully automated cross-border cash pooling system (covering France, Germany, Spain, the Netherlands and the U.K.) became operational. A Group-wide implementation of this system to cover entities located in other countries is ongoing. The cash pooling system enhances Management's ability to assess reliably and instantaneously the cash position of each subsidiary within the Group and enables Management to allocate cash optimally within the Group depending upon shifting short-term needs.

At 31st December 2004, the outstanding balance of cash and cash equivalents was €9.2 billion (including €0.5 billion in available-for-sale securities), as compared to €7.8 billion (including €0.5 billion in available-for-sale securities) at 31st December 2003. To conform with the consolidated cash-flow statement, as of 31st December 2003 and in line with IAS 7 ("Cash Flow Statements"), EADS changed its presentation regarding cash and cash equivalents in the consolidated balance sheet. Short-term securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, which had previously been included in the line item "securities" in the consolidated balance sheet, have been reclassified to the line item "cash and cash equivalents".

Total cash and cash equivalents (including available-for-sale securities) includes the full consolidation of cash at Airbus in an amount of €2.5 billion. However, EADS' stake therein is only 80%. Similarly, total cash and cash equivalents includes €0.6 billion from the 50% consolidation of MBDA. However, EADS' stake in MBDA is only 37.5%, representing 75% of the consolidated amount.

1.1.7.3 Consolidated Financial Liabilities

The following table sets forth the composition of EADS' consolidated financial liabilities, including both short-and long-term debt, as of 31st December 2004:

	31st December 2004			
in €m	Not Exceeding 1 year	Over 1 year up to 5 years	More Than 5 years	Total
Finance Leases[1]	52	172	46	270
Bonds	23	137	1,511	1,671
Liabilities to financial institutions[2]	145	260	1,369	1,774
Liabilities to affiliated companies	110	–	–	110
Loans	45	239	672	956
Other	345	–	–	345
Total	**720**	**808**	**3,598**	**5,126**[2]

1 This figure reflects the €1,089 million effect of the netting of defeased bank deposits against sales financing liabilities.

2 Financial liabilities include non-recourse debt for €988 million.

The outstanding balance of financial liabilities was €5.1 billion at 31st December 2004, compared to €4.8 billion at 31st December 2003. Prior to 2003, the amounts of the defeased bank deposits were recorded in the line item "financial assets" on the consolidated balance sheet.

The net increase of consolidated financial liabilities of €0.4 billion from 2003 resulted mainly from the €0.3 billion EIB loan and additional €0.3 billion financing relating to the Paradigm programme.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Total financial liabilities include the full consolidation of Airbus financial debt for an amount of €2.3 billion. However, EADS is liable for only 80% of such financial debt incurred after 1st January 2001, in line with its stake in Airbus. See "- Sales Financing".

Overall, Management believes that the maturity profile of the consolidated financial liabilities is prudent and consistent with the structure of EADS' consolidated assets and expected cash flows.

EMTN Programme. In February 2003, EADS launched a €3 billion Euro Medium Term Note ("**EMTN**") Programme, with a subsequent initial €1.0 billion issue of a seven year 4.625%, later swapped into a variable rate of three-month LIBOR plus 1.02%, capped at 4%. In September 2003, EADS issued an additional €0.5 billion of fifteen year 5.5% fixed rate notes under the EMTN program. The objectives of the two issuances under the EMTN program are to refinance existing debt and to lengthen the maturity profile of the Company's debt. Management believes that the establishment of such financing schemes will enhance its overall presence and standing in the capital markets and increase its flexibility in responding to fluctuating funding requirements.

EADS has a strict policy in place with respect to contractual provisions relating to accelerated repayment of financial debt. It systematically rejects acceleration clauses which are based on a credit rating downgrade or on any non-material measurable event not under the control of EADS.

1.1.7.4 Sales Financing

EADS favours cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Dedicated and experienced teams at headquarters and at Airbus and ATR, respectively structure such financing transactions and closely monitor total EADS finance and asset value exposure and its evolution in terms of quality, volume and cash requirements intensity. EADS aims to structure all financing it provides to customers in line with market-standard contractual terms so as to facilitate any subsequent sale or reduction of such exposure.

In determining the amount and terms of a financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers.

More than 36% of the €5.1 billion of total consolidated financial liabilities as at 31st December 2004, are derived from the funding of EADS' sales financing assets, which are of a long-term nature and have predictable payment schedules. The decrease from 41% of total financial liabilities in 2003 reflects primarily the increase in overall financial liabilities resulting from the €0.3 billion EIB loan and an additional €0.3 billion financing for the Paradigm program. See "- Consolidated Financial Liabilities". The following table presents a breakdown of consolidated financial liabilities related to sales financing:

in €m	Principal Amount Outstanding 2004	Principal Amount Outstanding 2003
Finance Leases[1]	270	351
Liabilities to financial institutions	844	757
Loans	780	866
Total Sales Financing Liabilities[1]	1,894	1,974

1 These figures reflect the effect (€1,089 million in 2004; €1,131 million in 2003) of the netting of defeased bank deposits against sales financing liabilities.

The amounts of total sales financing liabilities at 31st December 2004 and 2003 reflect the offsetting of sales financing liabilities by €1.1 billion (for 2004) and €1.1 billion (for 2003) of defeased bank deposits securing such liabilities. Of the remaining €1.9 billion total sales financing liabilities at 31st December 2004, €1.0 billion is in the form of limited recourse debt, where EADS' repayment obligations are limited to its receipts from transaction counterparties. A significant portion of financial assets representing non-cancellable customer commitments have terms closely matching those of the related financial liabilities. See "Notes to IFRS Consolidated Financial Statements - Note 20: Financial Liabilities". See also "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Sales Financing Transactions in the Financial Statements".

Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment of each transaction.

1.1.8 Management of Market Risks

1.1.8.1 Sales Financing Risk

EADS classifies the risks arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit - its ability to perform its obligations under a financing agreement - constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft. See also "1.4.1 Market Risks - Exposure to Sales Financing Risk".

Customer Financing Exposure. Certain EADS and BAE SYSTEMS group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to the formation of Airbus S.A.S. EADS' exposure to liabilities incurred by Airbus following 1st January 2001, is limited by its status as a shareholder in Airbus S.A.S., of which it owns 80% of the shares. EADS proportionally consolidates only 50% of ATR and shares the risk with its partner, Alenia.

Airbus Customer Financing Exposure as of 31st December 2004 is spread over approximately 219 aircraft, operated at any time by approximately 39 airlines; the breakdown by aircraft type is balanced between A300/310, A320 family and A330/340. In addition, other aircraft related assets, such as spare parts, may also serve as collateral security. 57% of Airbus Financing Gross Exposure is distributed over five airlines in four countries, not taking backstop commitments into account.

ATR Customer Financing Gross Exposure as of 31st December 2004 is distributed over 208 aircraft.

Gross Customer Financing Exposure: Customer Financing Gross Exposure is computed as the sum of (i) the net book value of aircraft under operating leases; (ii) the outstanding principal amount of finance leases or loans; and (iii) the net present value of the maximum commitment amounts under financial guarantees.

Gross Financing Exposure from operating leases, financial leases and loans differs from the value of related assets on EADS' balance sheet and related off-balance sheet contingent commitments for the following reasons: (i) assets are recorded in compliance with IFRS, but may relate to transactions where there is limited recourse to Airbus or ATR; (ii) the value of the assets is impaired or depreciated on the consolidated balance sheet; (iii) off-balance sheet gross exposure is calculated as the net present value of future payments, whereas the Financial Statements present the total future payments in nominal terms; and (iv) exposure related to AVGs recorded as operating leases in the Financial Statements is categorised under Asset Value Exposure, not Financing Exposure.

Airbus has reduced Gross Financing Exposure by 25% from its 1998 peak of U.S.$6 billion, to U.S.$4.6 billion (€3.3 billion) as of 31st December 2004, while the Airbus fleet in operation has increased from 1,838 aircraft to 3,598 over the same period. Management believes the current level of Gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market. The chart below illustrates the evolution of Airbus' Gross Financing Exposure during 2004 (in millions).

Evolution of Airbus' Gross Financing Exposure during 2004



U.S.$4,834
€3,822
Additions
-1,058
Disposals
-263
Amortisation
U.S.$4,560
€3,348
December 2003
December 2004

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

ATR 100% has reduced gross exposure by approximately 50% from a peak of U.S.$1.8 billion in 1997 to U.S.$0.5 billion (€0.3 billion) as of 31st December 2004, despite a challenging market for turboprop aircraft.

In response to the continued demand by its customers for financing, EADS expects to undertake additional outlays in connection with customer financing of commercial aircraft, mostly through finance leases and loans. Nevertheless, it intends to keep the amount as low as possible, and expects the net increase of sales financing gross exposure to be very low in 2005.

Net Exposure. Net exposure is the difference between gross exposure and the estimated value of the collateral security. Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for what Management believes is its conservative assessment of market conditions, as well as for repossession and transformation costs. See "– 1.1.3 Critical Accounting Considerations, Policies and Estimates – Accounting for Sales Financing Transactions in the Financial Statements".

The table below shows the transition from gross to net financing exposure (which does not include AVGs) as at 31st December 2004 and 2003. It includes 100% of Airbus' customer financing exposure and 50% of ATR's exposure, reflecting EADS' stake in ATR.

in € million	Note*	Airbus 100% 12/31/2004	Airbus 100% 12/31/2003	ATR 50% 12/31/2004	ATR 50% 12/31/2003	TOTAL EADS 12/31/2004	TOTAL EADS 12/31/2003
Operating Lease	12	1,835	1,638	146	218	1,981	1,856
Finance leases and loans	13	2,044	2,098	22	25	2,066	2,123
Others			104	119	34	119	138
On Balance sheet customer financing		3,879	3,840	287	277	4,166	4,117
Off Balance sheet customer financing	25	732	1,113	46	126	778	1,239
Non-recourse transactions on balance sheet		(1,135)	(742)			(1,135)	(742)
Off balance sheet adjustments		(128)	(389)			(128)	(389)
Gross customer financing exposure	25	**3,348**	**3,822**	**333**	**403**	**3,681**	**4,225**
Collateral Values	25	(1,916)	(2,229)	(300)	(365)	(2,216)	(2,594)
Net exposure		**1,432**	**1,593**	**33**	**38**	**1,465**	**1,631**
Impairment and provisions							
On Operating Lease	12	(532)	(590)			(532)	(590)
On Finance Lease & loans	13	(466)	(431)			(466)	(431)
On Inventories	14	(1)	(27)			(1)	(27)
On On balance sheet customer financing	19			(33)	(38)	(33)	(38)
On Off balance sheet committments	19	(433)	(545)			(433)	(545)
Asset impairments and Provisions		**(1,432)**	**(1,593)**	**(33)**	**(38)**	**(1,465)**	**(1,631)**
Residual exposure		–	–	–	–	–	–

* *The indicated numbers refer to the number of the Notes to IFRS Consolidated Financial Statements.*

The gross value of consolidated operating leases shown in the table above (€1,981 million in 2004 and €1,856 million in 2003) is accounted for in "Property, Plant and Equipment" at net book value of operating leases before impairment. Corresponding asset impairments (€532 million in 2004 and €590 million in 2003) are charged against this net book value. See "Notes to the IFRS Consolidated Financial Statement – Note 12: Property, plant and equipment" and "Note 25: Commitments and contingencies".

Also shown in the table above is the gross value for consolidated finance leases and loans (€2,066 million in 2004 and €2,123 million in 2003). Consolidated finance leases (€1,120 million in 2004 and €1,047 in 2003) are accounted for as long-term financial assets, recorded at their net book value before impairment. Loans (€946 million in 2004 and €1,078 million in 2003) are also accounted for as long-term financial assets, recorded at their outstanding gross amount. Corresponding overall asset impairment (€466 million in 2004 and €431 million in 2003) is charged against the net book value. See " Notes to the IFRS Consolidated Financial Statement - Note 13: Investments in associates, other investments and long-term financial assets".

Off-balance sheet customer financing exposure at Airbus and 50% ATR was €778 million in 2004 and €1,239 million in 2003. These amounts reflect the total nominal value of future payments under lease in/lease out structures. The year-to-year decrease mostly reflects the impact of the weakening U.S. dollar on the Euro amount of such payments. The corresponding net present value of future payments (discounted and net of mitigating factors) is included in total Gross Financing Exposure for an amount of €650 million in 2004 and €850 million in 2003. A provision of €433 million exists in EADS' balance sheet as of 31st December 2004 to cover the full amount of the corresponding net exposure. See "Notes to the IFRS Consolidated Financial Statements - Note 25: Commitments and contingencies".

Asset Value Exposure. A significant portion of EADS' asset value exposure arises from outstanding AVGs, primarily at Airbus. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the AVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise periods of outstanding AVGs are distributed through 2018, resulting in low levels of exposure maturing in any year. Because exercise dates for AVGs are on average in the 10th year following aircraft delivery, AVGs issued in 2005 will generally not be exercisable prior to 2015, and, therefore, an increase in near-term exposure is not expected.

Gross Exposure. Gross Asset Value Exposure is defined as the sum of the maximum guaranteed tranche amounts (as opposed to the sum of the maximum guaranteed asset value amounts) under outstanding AVGs. At 31st December 2004, Airbus Gross Asset Value Exposure (discounted present value of future guaranteed tranches) was U.S.$3.0 billion (€2.2 billion). The off-balance sheet portion of Airbus Gross Asset Value, representing AVGs with net present values of less than 10% of the sales price of the corresponding aircraft, was €810 million, excluding €413 million where the risk is considered to be remote. In many cases, the risk is limited to a specific portion of the residual value of the aircraft. The remaining Airbus Gross Asset Value Exposure is recorded on-balance sheet.

Net Exposure. The present value of the risk inherent to the given asset value guarantees, where a settlement is considered to be probable, is fully provided for and included in the total amount of provisions for asset value risks of €473 million. This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account. See "Notes to the Audited Consolidated Financial Statements - Note 19(d): Other provisions."

Backstop Commitments. While commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto (other than the corresponding work-in-progress), and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR exposure to unacceptable credits, such commitments typically contain financial conditions that guaranteed parties must satisfy in order to benefit therefrom.

See "Notes to IFRS Consolidated Financial Statements - Note 25: Commitments and Contingencies" for further discussion of EADS' sales financing policies and accounting procedures.

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1.1.8.2 Exchange Rate Risk

Exchange Rate Exposure. A significant portion of EADS' revenues are denominated in U.S. dollars (approximately U.S.$22 billion for 2004), with approximately half of such currency exposure "naturally hedged" by U.S. dollar-denominated costs. The remainder of costs is incurred primarily in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its net current and future exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by market changes in the exchange rate of the U.S. dollar against these currencies. Consistent with EADS' policy of generating profits principally from its operations, EADS uses hedging strategies to manage and minimise the impact on its EBIT* from the volatility of the U.S. dollar. See "- 1.1.4 Measurement of Management's Performance - EBIT* Performance by Division - Hedging Impact on EBIT*". See also "1.4.1 Market Risks - Exposure to Foreign Currencies".

As EADS uses financial instruments to hedge only its net foreign currency exposure, the portion of its U.S. dollar-denominated revenues not hedged by financial instruments (approximately 30% of total consolidated revenues) is exposed to changes in exchange rates. Of this non-hedged portion of revenues, a certain percentage (relating to customer pre-delivery payments) are converted into Euro at the spot rate effective at the time the payment was received by EADS. The remainder of non-hedged U.S. dollar-denominated revenues (corresponding to payments upon delivery) are subject to changes in the spot rate at the time of delivery. See "- 1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Foreign Currency Denominated Operations in the Financial Statements".

Exposure on aircraft sales - For products such as aircraft, EADS typically hedges forecasted sales in U.S. dollars related to firm commitments and forecasted transactions for the following year through 2011. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows to be hedged is decided by a treasury committee and typically covers up to 100% of the equivalent of the net U.S. dollar exposure. For EADS, a forecasted transaction is regarded highly probable if the future delivery is included in the firm order book or is very likely to materialise in view of contractual evidences (e.g., a letter of intent). The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Exposure on project related business - For project-related business, EADS generally hedges 100% based on specific flows arising out of firm and individual contracts. Hedging is implemented on an individual project basis.

Exposure on treasury operations - In connection with its treasury operations, EADS headquarters enters into foreign exchange swaps (notional amount of €0.3 billion in 2004) to adjust for short-term fluctuations of non-Euro cash balances at the business unit level. Year-to-year changes in the fair market value of these swaps is recorded on the consolidated statement of income in the line item "other financial result". These changes may have a material impact on EADS' net income.

Hedge Portfolio. EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. dollar sales, mainly from the activities of Airbus (and to a lesser extent, of the Aeronautics Division). The net exposure is defined as the total currency exposure (U.S. dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. dollar-denominated costs. The hedge portfolio covers the vast majority of the Group's hedging transactions. As hedging instruments, EADS primarily uses foreign currency forwards and option contracts.

The contract or notional amounts of EADS' foreign exchange derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

	Remaining period			
in €m	Not exceeding 1 year	Over 1 year up to 5 years	More than 5 years	Total
Year ended 31st December 2004				
Net forward sales contracts	7,780	19,829	1,277	28,886
Structured U.S. dollar forward	180	452	0	632
Foreign exchange swap contracts	189	102	0	291

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

1.1.8.3 Interest Rate Risk

EADS uses an asset and liability management approach with the objective of limiting its interest rate risk. The Company attempts to match the risk profile of its assets with a corresponding liability structure. The net interest rate exposure is managed through several types of instruments in order to minimise risks and financial impacts. Therefore, EADS may use interest rate derivatives for hedging purposes.

Hedging instruments that are specifically related to debt instruments have at most the same nominal amounts, as well as the same maturity dates, as the corresponding hedged item.

Regarding the management of its cash balance, EADS invests mainly in short-term instruments and/or floating rate instruments in order to further minimise any interest risk in its cash and securities portfolio.

The contract or notional amounts of EADS' interest rate derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such interest rate derivative financial instruments are as follows, specified by expected maturity.

	Remaining period			
in €m	Not exceeding 1 year	Over 1 year up to 5 years	More than 5 years	Total
Year ended 31st December 2004				
Interest rate swaps and caps	0	802	2,964	3,766

Since its creation, EADS has been in a positive net cash position. As interest rate sensitivity analysis is mostly relevant to large borrowers, EADS considers that the added value of such analysis to an understanding of the Company's interest rate exposure is minimal. Such analysis has therefore not been included herein, and the above table of interest rate derivatives has not been correlated with the preceding table of financial debt. As circumstances warrant, EADS will consider including such an analysis in future Reference Documents.

1.1.8.4 Counterparty Credit Risk

EADS is exposed to credit risk to the extent of non-performance by its financial instrument counterparties. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparties are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparties of financial transactions, based at a minimum on their credit ratings as published by Standard & Poor's, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

As counterparty credit risk also arises in the context of sales financing transactions, EADS' policy is to provide financing only to customers and through structures with an appropriate credit standing. See "- 1.1.7 Liquidity and Capital Resources - Sales Financing".

1.1.8.5 Risks on Equity Investment Portfolio

EADS holds several equity investments for industrial reasons. None of the equity investments are held for speculative or trading purposes. Equity investments are either accounted for using the equity method (associated companies), if EADS has the ability to exercise significant influence, or at fair value. If fair value is not readily determinable, the investment is measured at cost.

Changes in the value of equity investments mainly depend on their performance. EADS' principal investment in associates is Dassault Aviation. The net asset value of this investment was €1.7 billion at 31st December 2004. EADS considers its risk to unexpected changes in the value of Dassault Aviation as well as to all other associated companies as remote.

For equity investments other than associates, which make up only a fraction of EADS' total assets, EADS regards the risk of negative changes in fair value or impairments on these investments as non-significant.

Treasury shares held by EADS are not considered to be equity investments. Additionally, treasury shares are not regarded as being exposed to risk, as any change in value of treasury shares is recognised directly in equity only when sold to the market and never affects net income. Treasury shares are primarily held to hedge the dilution risk arising from employee stock ownership plans and the exercise by employees of stock options.

1.2 Financial statements

1.2.1 Consolidated financial statements (IFRS)

Consolidated Income Statements (IFRS) for the years 2004, 2003, 2002

in millions of €	Note	2004	2003	2002
Revenues	5, 6	31,761	30,133	29,901
Cost of sales	7	(25,510)	(24,594)	(24,465)
Gross margin		**6,251**	**5,539**	**5,436**
Selling expenses	7	(798)	(776)	(829)
Administrative expenses	7	(1,321)	(1,386)	(1,422)
Research and development expenses		(2,126)	(2,189)	(2,096)
Other income	8	314	196	248
Other expenses	7	(177)	(823)	(1,177)
thereof goodwill amortization and related impairment losses	11	*0*	*(567)*	*(936)*
Income from operating activities	5	**2,143**	**561**	**160**
Income from investments		84	186	87
thereof income from associates		*88*	*224*	*108*
Interest result		(275)	(203)	(81)
Other financial result		(55)	148	21
Financial result	9	(246)	131	27
Income taxes	10	(664)	(474)	(453)
Profit (loss) from ordinary activities		**1,233**	**218**	**(266)**
Minority interests		(203)	(66)	(33)
Net income (loss)		**1,030**	**152**	**(299)**
Earnings per share		€	€	€
Basic	31	1.29	0.19	(0.37)
Diluted	31	1.28	0.19	(0.37)
Cash distribution per share (2004: proposal)	18	**0.50**	**0.40**	**0.30**

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.2 Financial statements (continued)

Consolidated Balance Sheets (IFRS) at 31st December 2004 and 2003

in millions of €	Note	2004	2003
Assets			
Intangible assets	11	10,008	9,694
Property, plant and equipment	12	12,905	11,448
Investments in associates	13	1,738	1,640
Other investments and long-term financial assets	13	2,352	2,489
Fixed assets		**27,003**	**25,271**
Inventories, net of advances received	14	3,075	3,279
Trade receivables	15	4,406	4,001
Other receivables and other assets	16	11,105	10,280
Securities	17	466	468
Cash and cash equivalents		8,718	7,404
Non-fixed assets		**27,770**	**25,432**
Deferred taxes	10	**2,543**	**2,724**
Prepaid expenses		**951**	**951**
Total assets		**58,267**	**54,378**
Liabilities and shareholders' equity			
Capital stock		810	813
Reserves		10,254	9,589
Accumulated other comprehensive income		6,086	5,934
Treasury shares		(177)	(187)
Shareholders' equity	18	**16,973**	**16,149**
Minority interests		**2,370**	**2,179**
Provisions	19	**8,573**	**8,726**
Financial liabilities	20	5,126	4,767
Trade liabilities	21	5,860	5,117
Other liabilities	21	13,240	11,318
Liabilities		**24,226**	**21,202**
Deferred taxes	10	**4,134**	**3,664**
Deferred income	22	**1,991**	**2,458**
Total liabilities and shareholders' equity		**58,267**	**54,378**

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.2 Financial statements (continued)

Consolidated Statements of Cash Flows (IFRS) for the years 2004, 2003 and 2002

in millions of €	Note	2004	2003	2002
Net income (loss)		**1,030**	**152**	**(299)**
Income applicable to minority interests		203	66	33
Adjustments to reconcile net income (loss) to cash provided by operating activities:				
Depreciation and amortization of fixed assets		1,621	2,375	2,768
Valuation adjustments and CTA release		(200)	263	177
Deferred tax expenses (income)		537	(138)	255
Results on disposal of fixed assets / businesses and result of associates (equity method)		(96)	(274)	(227)
Change in provisions		(237)	246	(845)
Change in other operating assets and liabilities:		**2,155**	**2,019**	**804**
– Inventories, net		282	160	274
– Trade receivables		(403)	168	895
– Trade liabilities		756	116	(139)
– Other assets and liabilities		1,520	1,575	(226)
Cash provided by operating activities		**5,013**	**4,709**	**2,666**
Investments:				
– Purchases of intangible and fixed assets		(3,017)	(2,672)	(2,213)
– Proceeds from disposals of intangible and fixed assets		36	47	120
– Acquisitions of subsidiaries (net of cash)	23	(100)	(92)	(19)
– Proceeds from disposals of subsidiaries (net of cash)		0	32	84
– Payments for investments in other financial assets		(482)	(728)	(1,115)
– Proceeds from disposals of other financial assets		492	346	735
– Increase in equipment of leased assets		(656)	(279)	(101)
– Proceeds from disposals of leased assets		74	8	120
– Increase in finance lease receivables		(261)	(443)	(749)
– Decrease in finance lease receivables		110	84	150
– Dividends paid by companies valued at equity		36	38	30
Change in securities		10	336	(264)
Change in cash from changes in consolidation		9	(152)	5
Cash used for investing activities		**(3,749)**	**(3,475)**	**(3,217)**
Change in financial liabilities	23	474	1,132	(774)
Cash distribution to EADS N.V. shareholders		(320)	(240)	(403)
Repayments/dividends to minorities		(64)	(38)	(127)
Capital increase		43	21	16
Purchase of treasury shares		(81)	(31)	(156)
Others		0	8	(3)
Cash provided by (used for) financing activities		**52**	**852**	**(1,447)**
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents		(2)	(83)	(82)
Net increase (decrease) in cash and cash equivalents		**1,314**	**2,003**	**(2,080)**
Cash and cash equivalents at beginning of period		**7,404**	**5,401**	**7,481**
Cash and cash equivalents at end of period		**8,718**	**7,404**	**5,401**

1.2 Financial statements (continued)

The following represents supplemental information with respect to cash flows from **operating activities**:

in millions of €	2004	2003	2002
Interest paid	(367)	(311)	(407)
Income taxes paid	(302)	(383)	(318)
Interest received	329	338	403
Dividends received	57	55	49

The accompanying notes are an integral part of these Consolidated Financial Statements.

For details, see Note 23, "Consolidated Statement of Cash Flows".

Consolidated Statements of Changes in Shareholders' Equity (IFRS) for the years 2004, 2003 and 2002

in millions of €	Note	Capital stock	Share premium	Other reserves	Accumulated other comprehensive income	Treasury shares	Total equity
Balance at 31st December 2001		**809**	**9,524**	**822**	**(1,278)**	**–**	**9,877**
Capital increase		2	14				16
Net loss				(299)			(299)
Cash distribution to EADS N.V. shareholders				(403)			(403)
Purchase of treasury shares						(156)	(156)
Other comprehensive income					3,730		3,730
thereof changes in fair values of securities					(10)		
thereof changes in fair values of hedging instruments					2,713		
thereof currency translation adjustments					1,027		
Balance at 31st December 2002		**811**	**9,538**	**120**	**2,452**	**(156)**	**12,765**
Capital increase		2	19				21
Net income				152			152
Cash distribution to EADS N.V. shareholders			(240)				(240)
Purchase of treasury shares						(31)	(31)
Other comprehensive income					3,482		3,482
thereof changes in fair values of securities					154		
thereof changes in fair values of hedging instruments					2,524		
thereof currency translation adjustments					804		
Balance at 31st December 2003		**813**	**9,317**	**272**	**5,934**	**(187)**	**16,149**
Capital increase	18	2	41				43
Net income				1,030			1,030
Cash distribution to EADS N.V. shareholders			(320)				(320)
Purchase of treasury shares	18					(81)	(81)
Cancellation of treasury shares	18	(5)	(86)			91	0
Other comprehensive income					152		152
thereof changes in fair values of securities					33		
thereof changes in fair values of hedging instruments	26				478		
thereof currency translation adjustments					(359)		
Balance at 31st December 2004		**810**	**8,952**	**1,302**	**6,086**	**(177)**	**16,973**

The accompanying notes are an integral part of these consolidated financial statements.

1.2 Financial statements (continued)

Notes to the consolidated financial statements (IFRS)
Basis of presentation

1. The Company

The accompanying Consolidated Financial Statements present the operations of **European Aeronautic Defence and Space Company EADS N.V.** and its subsidiaries ("EADS" or the "Group"), a Dutch public limited liability company (Naamloze Vennootschap) legally seated in Amsterdam (Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands). EADS' core business is the manufacturing of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites, defence systems and defence electronics and rendering of services related to these activities. The Consolidated Financial Statements were authorised for issue by EADS' Board of Directors on 8th March 2005 and are prepared and reported in Euro ("€").

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Basis of Preparation – EADS' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards ("**IFRS**"), adopted by the International Accounting Standards Board ("**IASB**"). They comprise (i) IFRS, (ii) International Accounting Standards ("**IAS**") and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or former Standing Interpretations Committee ("**SIC**").

At the end of March 2004, the IASB completed Phase I of its ongoing Business Combinations Project and adopted new IFRS 3 "Business Combinations", superseding IAS 22 "Business Combinations", as well as revised Standards IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets". EADS decided to early adopt IFRS 3, revised IAS 36 and IAS 38 and to apply these standards as of 1st January 2004 mainly due to the abolishment of goodwill amortisation. Consequently, EADS changed its accounting policies regarding the accounting for impairment testing, intangible assets and business combinations with an agreement date after 31st December 2003. This has been done prospectively in accordance with transitional provisions required by IFRS 3, IAS 36 and IAS 38. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from five to 20 years and assessed for an indication of impairment at each balance sheet date.

Starting with 1st January 2004, any goodwill acquired in a business combination irrespective of whether recognised before or after 31st December 2003 has no longer been amortized but tested annually for impairment as well as whenever there are indications of impairment. Same rule applies to any goodwill arising from an interest in a jointly controlled entity and for investments accounted for by applying the equity method. The Group has reassessed the useful lives of intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Besides the revisions of thirteen IAS in conjunction with the Improvements Project (published in December 2003) the IASB released in 2004 four more standards, five interpretations as well as amendments/revisions to IAS 19, IAS 32 and IAS 39 and SIC 12, as listed below:

Improvements Project:

IAS 1 Presentation of Financial Statements

IAS 2 Inventories

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 10 Events after Balance Sheet Date

IAS 16 Property, Plant and Equipment

IAS 17 Leases

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 24 Related Party Disclosure

IAS 27 Consolidated and Separate Financial Statements

IAS 28 Investments in Associates

IAS 31 Interests in Joint Ventures

IAS 33 Earnings per Share

IAS 40 Investment Property

New Standards:

IFRS 2 Share-based Payment

IFRS 4 Insurance Contracts

IFRS 5 Non-current Assets held for sale and Discontinued Operations

IFRS 6 Exploration for and Evaluation of Mineral Resources

New Interpretations:

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities

IFRIC 2 Members' Shares in Co-operative Entities and Similar Instruments

IFRIC 3 Emission Rights

IFRIC 4 Determining whether an Arrangement contains a Lease

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

Amendments / Revisions:

IAS 19 Employee Benefits

Amendment (December 2004): Actuarial Gains and Losses, Group Plans and Disclosure

IAS 32 Financial Instruments: Disclosure and Presentation

Revision (December 2003)

Amendment (March 2004)

IAS 39 Financial Instruments: Recognition and Measurement:

Revision (December 2003)

Amendment (March 2004): Fair Value Hedge Accounting for Portfolio Hedge of Interest Rate Risk

Amendment (December 2004): Transition and Initial Recognition of Financial Assets and Financial Liabilities

SIC 12 Consolidation – Special Purpose Entities

Amendment (November 2004): Scope of SIC 12

While IFRS 6, IFRIC 3 to IFRIC 5 and December 2004 amendments to IAS 19 and IAS 39 have a later effective date, all other Standards and Interpretations listed above become mandatory to the Group's Financial Statements for the accounting period beginning on 1st January 2005. Except for IFRS 3, IAS 36 and IAS 38, EADS has abandoned the option to early adopt any of the new, revised or amended standards or interpretations before they become effective.

Changes in Accounting Policy – In 2003, EADS changed its accounting policy regarding capitalisation of product related development costs, as applied under the benchmark rules detailed in IAS 8, "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies". As of 31st December 2003, product related development costs that had, as a policy, previously been expensed in the period incurred, have been retrospectively assessed for capitalisation unless the amount of any resulting adjustment that relates to prior periods has not been reasonably determinable. Due to the complexity of its products (especially civil aircraft like A 380), EADS considers processes carried out in the various research and development phases are of such interaction that a proper distinction between research and development phases cannot be made up to only a very late stage of the program. In addition, for past programs, retroactive proper allocation of costs as required by IAS 38 has not been possible because there was no system in place to gather the necessary information. The policy for capitalising product related development as internally generated intangible assets is described below. The effects of the application of IAS 38, "Intangible Assets", are disclosed in Note 11.

Consolidation – The Consolidated Financial Statements include the subsidiaries under the control of EADS. Investments in which EADS has significant influence ("Investments in associates") are accounted for using the equity method. For investments in joint ventures, EADS uses the proportionate method of consolidation. The effects of intercompany transactions are eliminated.

Business Combinations with an agreement date on or before 31st December 2003 have been accounted for by using the purchase accounting method in accordance with IAS 22.

Since 1st January 2004, business combinations are accounted for under the purchase accounting method as required by IFRS 3; all identifiable assets acquired, liabilities and contingent liabilities incurred or assumed are recorded at fair value at the date control is transferred to EADS (acquisition date), irrespective of the extent of any minority interest. The cost of a business combination is measured at the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised is capitalized as goodwill and tested for impairment at the end of each financial year and whenever there is an indication for impairment. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the identifiable assets, liabilities and contingent liabilities is reassessed as well as the measurement of the cost of the combination. Any remaining difference is immediately recognised in the Consolidated Income Statement.

Special purpose entities ("**SPEs**") are consolidated, when the relationship between the Group and a SPE indicates that the SPE is in substance controlled by the Group. SPEs are entities which are created to accomplish a narrow and well-defined objective.

Foreign Currency Translation – The assets and liabilities of foreign entities, where the reporting currency is other than Euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period, approximating the foreign exchange rate at the dates of the transactions. All resulting translation

1.2 Financial statements (continued)

Notes to the consolidated financial statements (IFRS)

Basis of presentation

differences are included as a separate component of shareholders' equity ("Accumulated other comprehensive income" or "AOCI").

Transactions in foreign currencies are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognized in the Consolidated Income Statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction.

Revenue Recognition - Revenue from the sale of goods is recognized upon the transfer of risks and rewards of ownership to the buyer and when the amount of revenue can be measured reliably. Revenue from services rendered is recognized in proportion to the stage of completion of the transaction at the balance sheet date. For construction contracts, when the outcome can be estimated reliably, revenue is recognized by reference to the stage (percentage) of completion ("**PoC**") of the contract activity. The stage of completion of a contract may be determined by a variety of ways. Depending on the nature of the contract, revenue is recognized as contractually agreed-upon milestones are reached, as units are delivered or as the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed regularly and in case of probable losses, provisions are recorded.

Incentives applicable to performance on contracts are considered in estimated profit rates and are recorded when anticipated contract performance is probable and can be reliably measured.

Sales of aircraft that include asset value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Product-Related Expenses - Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for estimated warranty costs are recorded at the time the related sale is recorded.

Research and Development Expenses - Research and development activities can be (i) contracted or (ii) self-initiated.

i) Costs for contracted research and development activities, carried out in the scope of externally financed research and development contracts, are expensed when the related revenues are recorded.

ii) Costs for self-initiated research and development activities are assessed whether they qualify for recognition as internally generated intangible assets. Apart from complying with the general requirements for and initial measurement of an intangible asset, qualification criteria are met only when technical as well as commercial feasibility can be demonstrated and cost can be measured reliably. It must also be probable that the intangible asset will generate future economic benefits and that it is clearly identifiable and allocable to a specific product.

Further to meeting these criteria, only such costs that relate solely to the development phase of a self-initiated project are capitalized. Any costs that are classified as part of the research phase of a self-initiated project are expensed as incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only.

Capitalized development costs are generally amortized over the estimated number of units produced if no other procedure reflects the consumption pattern more appropriately and are reviewed for impairment annually when the asset is not yet in use and further on whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes - Tax expense (tax income) is the aggregate amount included in the determination of net profit or loss for the period in respect of (i) Current tax and (ii) Deferred tax.

i) Current tax is the amount of income taxes payable or recoverable in a period. Current income taxes are calculated applying respective tax rates on the periodic taxable profit or tax loss that is determined in accordance with rules established by the competent taxation authorities. Current tax liabilities are recognised for current tax to the extent unpaid for current and prior periods. A current tax asset is recognised in case the tax amount paid exceeds the amount due to current and prior periods. The benefit of a tax loss that can be carried back to recover current tax of a previous period is recognised as an asset provided that the related benefit is probable and can be measured reliably.

ii) Deferred tax assets and liabilities reflect lower or higher future tax consequences that result for certain assets and liabilities from temporary valuation differences between the financial statement carrying amounts and their respective tax bases as well as from net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the new rates are enacted or substantially enacted. As deferred tax assets anticipate potential future tax benefits, they are recorded in the Consolidated Financial Statements of EADS only when it is probable that the tax benefits will be realized. The carrying amount of deferred tax assets is reviewed at each financial year end.

Intangible Assets - Intangible assets comprise (i) internally generated intangible assets, i.e. internally developed software and other internally generated intangible assets (see above: Research and development expenses), (ii) acquired intangible assets, and (iii) goodwill (see above: Consolidation).

Acquired intangible assets are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Intangible assets having an indefinite useful life are not amortized but tested for impairment at the end of each financial year as well as whenever there is an indication that the carrying amount exceeds the recoverable amount of the respective asset.

Property, Plant and Equipment - Property, plant and equipment is valued at acquisition or manufacturing costs less any accumulated depreciation and any accumulated impairment losses. Depreciation expense is recognized generally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalized. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The useful lives and depreciation methods applied to property, plant and equipment are reviewed periodically and in case they change significantly depreciation charges for current and future periods are adjusted accordingly. If the carrying amount of any asset exceeds its recoverable amount an impairment loss is recognised immediately in profit or loss. At each reporting date it is assessed whether there is any indication that an item of property, plant and equipment may be impaired.

Property, plant and equipment includes capitalized development costs for tangible developments of specialized tooling for production such as jigs and tools, design, construction and testing of prototypes and models. In case recognition criteria are met, these costs are capitalized and generally depreciated using the straight-line method over 5 years or, if more appropriate, using the number of production or similar units expected to be obtained from the tools (sum-of-the-units method). Especially for aircraft production programs such as the Airbus A380 with an estimated number of aircraft to be produced using such tools, the sum-of-the-units method effectively allocates the diminution of value of specialized tools to the units produced.

Investment Property - The group accounts for investment property using the cost model. Investment property is recorded on balance sheet at book value, that is, at cost less any accumulated depreciation and any accumulated impairment losses. The fair value of investment property is reviewed annually by using cash-flow models or by determinations of open market prices.

Impairment of Assets - The Group assesses at each reporting date whether there is an indication that an asset may be impaired. In addition, intangible assets with an indefinite useful life, intangible assets not yet available for use and goodwill are tested for impairment at the end of each financial year irrespective of whether there is any indication of impairment. If the carrying amount exceeds the recoverable amount, the respective asset or the assets in the cash-generating unit are written down to their recoverable amounts.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The discount rates used are consistent with estimated future cash flows to avoid any double-counting or disregard of certain effects such as inflation or taxes. The discount rates used for determining the value of an asset are pre-tax rates that reflect current market assessment of (i) the time value of money and (ii) the risk specific to the asset for which the future cash flow estimates have not been adjusted. These rates are estimated from the rate implicit in current market transactions for similar assets or from the weighted average cost of capital of a comparable listed entity. These rates in question shall reflect the return that investors would require for an investment in the asset under review.

Impairment losses recognised for goodwill are not reversed. Those for investments in equity instruments classified as available-for-sale financial assets (see below: Investments) are reversed through AOCI. For any other asset an impairment loss recognised in prior periods is reversed through profit or loss up to its recoverable amount provided that there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss has been recognised. The respective asset's carrying amount is increased to its recoverable amount taken into account any amortisation or depreciation that would have been chargeable on the asset's carrying amount since the last impairment loss.

Leasing - The Group is a lessor and a lessee of assets, primarily in connection with commercial aircraft sales financing. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less depreciation (see Note 12, "Property, plant and equipment"). Rental income from operating leases (e.g. aircraft) is recorded as revenue over the term of the lease. Assets leased out under finance leases cease to be recognized in the balance sheet after the inception of the lease. Instead, a finance lease payments receivable representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value is recorded as long-term financial assets (see Note 13, "Other investments and long-term financial assets"). Unearned finance income is recorded over time in "Financial result". Revenues and the related cost of sales are recognised at the inception of the finance lease.

Assets obtained under finance leases are included in property, plant and equipment at cost less depreciation (see Note 12, "Property, plant and equipment"), unless such assets have been further leased out to customers. In such a case, the respective asset is either qualified as an operating lease or as a finance lease with EADS being the lessor (headlease-sublease-transaction) and is recorded accordingly. For the relating liability from finance leases see Note 20, "Financial liabilities". When EADS is the lessee under an operating lease contract, rental payments are recorded when they fall due (see Note 25, "Commitments and contingencies" for future operating lease commitments). Such leases often form part of commercial aircraft customer financing transactions with the related sublease being an operating lease (headlease-sublease-transaction).

EADS considers headlease-sublease-transactions which are set up for the predominant purpose of tax advantages and which are secured by bank deposits (defeased deposits) that correspond with the contractual head lease liability to be linked and accounts for such arrangements as one transaction in accordance with SIC 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease". To reflect the substance of the transaction, the Group consequently offset (head) finance lease obligations with the matching amount of defeased deposits.

Investments - The Group's investments comprise investments in associates (see above: Consolidation), other investments and long-term financial assets as well as current investments like securities and cash equivalents (see below: Cash and cash equivalents).

Within EADS all participations in unconsolidated entities are classified as non-current available-for-sale financial assets. They are included in the line **other investments and long-term financial assets** in the Consolidated Balance Sheet.

All of the Group's **securities** are debt securities and classified as available-for-sale financial assets.

Financial assets classified as available-for-sale are accounted for at fair value. Management determines the appropriate classification at the time of purchase and reassesses such determination at each balance sheet date. Unrealised gains and losses on available-for-sale financial assets are recognised directly within AOCI, a separate component of shareholders' equity, net of applicable deferred income taxes. As soon as such financial assets are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is recorded as part of "Financial Result" in the Consolidated Income Statement for the period.

The fair value of quoted investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using generally accepted valuation techniques on the basis of market information available at the reporting date. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably estimated by alternative valuation methods, such as discounted cash flow model, are measured at cost, less any accumulated impairment losses. All purchases and sales of securities are recognized on settlement date according to market conventions.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are classified as **trade** and **other receivables**.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. Equity investments classified as available-for-sale are considered for impairment in case of a significant or prolonged decline of their fair value below their cost. Any impairment loss recognised in the Consolidated Income Statement on equity instruments is not reversed through the Consolidated Income Statement (see above: Impairment of assets).

Inventories - Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labour, and production related overheads (based on normal operating capacity), including depreciation charges. Borrowing costs are not capitalized. Inventory is presented in the Consolidated Balance Sheet net of advance payments received for construction, delivery and service contracts.

Trade Receivables - Trade receivables include claims arising from revenue recognition that are not yet settled by the debtor as well as receivables relating to PoC revenue recognition. Trade receivables are initially recognized at fair value and, provided they are not expected to be realised within one year are subsequently measured at amortized cost using the effective interest method. If it is probable that the Group is not able to collect all amounts due according to the original terms of receivables, an impairment has occurred. The amount of the impairment loss is equal to the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate, i.e. the rate that exactly discounts the expected stream of future cash payments through maturity or the next market-based repricing date to the current net carrying amount of the financial asset. The carrying amount of the trade receivable is reduced through use of an allowance account. The loss is recognised in the Consolidated Income Statement.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand, cash in bank, checks, fixed deposits having a short-term maturity and short-term securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Derivative Financial Instruments - Within EADS derivative financial instruments are (a) used for hedging purposes in micro-hedging strategies to offset the Group's exposure to identifiable transactions and are (b) a component of hybrid financial instruments that include both the derivative and host contract ("**Embedded Derivatives**").

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", derivative financial instruments are initially recognized in the Consolidated Balance Sheet at cost and are subsequently measured at fair value. While derivative financial instruments with positive fair values are recorded in "Other receivables and other assets", such derivative financial instruments with negative fair values are recorded as "Provisions for financial instruments".

a) Hedging: The Group seeks to apply hedge accounting to all its hedging activities. Hedge accounting recognises symmetrically the offsetting effects on net profit or loss of changes in the fair values of the hedging instrument and the related hedged item. The conditions for such a hedging relationship to qualify for hedge accounting include: The hedge transaction is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, the effectiveness of the hedge can be reliably measured and there is adequate documentation of the hedging relationships at the inception of the hedge.

Depending on the nature of the item being hedged, EADS classifies hedging relationships that qualify for hedge accounting as either (i) hedges of the fair value of recognised assets or liabilities ("**Fair Value Hedges**"), (ii) hedges of the variability of cash flows attributable to recognised assets or liabilities, highly probable forecasted transactions or unrecognised firm commitments ("**Cash Flow Hedges**") or (iii) hedges of a net investment in a foreign entity.

i) Fair Value Hedge: Fair value hedge accounting is mainly applied to certain interest rate swaps. For derivative financial instruments designated as fair value hedges, changes in fair value of both the hedging instrument and the hedged asset or liability are simultaneously recognised in the Consolidated Income Statement.

ii) Cash Flow Hedge: The Group applies cash flow hedge accounting generally to foreign currency derivative contracts on future sales as well as to certain interest rate swaps. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in a separate component of shareholder's equity AOCI, net of applicable income taxes and recognized in the Consolidated Income Statement in conjunction with the result of the underlying hedged transaction, when realised. Any hedge ineffectiveness is immediately recorded in "Net income (loss)". If hedged transactions are cancelled or postponed for more than a relatively short period of time, gains and losses on the hedging instrument that were previously recorded in equity are generally recognized in profit or loss.

iii) Net Investment Hedge: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in AOCI; the gain or loss relating to the ineffective portion is recognised immediately in the Consolidated Income Statement.

Gains and losses accumulated in AOCI are included in the Consolidated Income Statement when the foreign entity is disposed of.

In case certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39, changes in fair value of such derivative financial instruments are recognized immediately in "Net income (loss)".

b) Embedded Derivatives: Derivative components embedded in a non-derivative-host contract are separately recognized and measured at fair value if they meet the definition of a derivative and their economic risks and characteristics are not clearly and closely related to those of the host contract. Changes in fair value of these instruments are recorded in "Other Financial Result".

See Note 26, "Information about financial instruments" for a description of the group's financial risk management strategies, the fair values of the Group's derivative financial instruments as well as the methods used to determine such fair values.

Provisions - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made.

Provisions for financial guarantees corresponding to aircraft sales are recorded to reflect the underlying risk to the Group in respect of guarantees given when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimates can be made of the amount of the obligation. The amount of these provisions is calculated to cover the difference between the Group exposure and the estimated value of the collateral.

Outstanding costs are provided for at the best estimate of future cash outflows. Provision for other risks and charges relate to identifiable risks representing amounts expected to be realized.

Provisions for contract losses are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work which has already been completed, and as provisions for risks for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Provisions for litigation and claims are set in case legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group which are a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required for the settlement and a reliable estimate of the obligation's amount can be made.

The valuation of **pension and post-retirement benefits** classified as defined benefit plans is based upon the projected unit credit method in accordance with IAS 19, "Employee Benefits". According to the corridor approach of IAS 19.92, EADS does not recognize actuarial gains and losses as income and expense unless, they exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets. Such actuarial gains and losses are deferred and recorded over the expected average remaining working lives of the employees participating.

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

When sufficient information is not available to use defined benefit accounting for a defined benefit multi-employer plan, the Group accounts for the plan as if it were a defined contribution plan.

Financial Liabilities - Financial liabilities are recorded initially at the proceeds received, net of transaction costs incurred. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method with any difference between proceeds (net of transaction costs) and redemption amount being recognized in "Financial result" over the period of the financial liability.

Refundable Advances - Refundable advances from European Governments are provided to the Group to finance research and development activities for certain projects on a risk-sharing basis, i.e. they have to be repaid to the European Governments according to the success of the project. Because of their risk-sharing basis, such refundable advances are recorded as "Other Liabilities".

Equity Compensation Plans - EADS classifies equity compensation plans as either compensatory plans or non-compensatory plans. If a plan qualifies as a non-compensatory plan, no compensation expense is recorded. On the other hand, a compensatory plan may result in recognition of compensation expense. Upon adoption of a new plan, the Group determines whether the plan is compensatory or non-compensatory. EADS recognises all employee stock ownership plans to be non-compensatory if, at grant date, the granted discount does not exceed a significant portion of the market share price, and the plan covers virtually all of the Group's employees.

Compensation cost for compensatory equity compensation plans is measured on the measurement date, which is the date on which both the number of shares and the exercise price are first known, using the intrinsic-value-based method of accounting. If the terms of the plan or award are such that the number of shares and exercise price are set on the grant date, fixed-plan accounting applies. If, on the other hand, the number of shares, the exercise price, or both is not "fixed" on the grant date, variable-plan accounting applies.

Fixed-plan accounting prescribes calculating compensation cost on the grant date. When the share price at grant date exceeds significantly the granted exercise price, compensation has to be recognized as compensation expense over the vesting period. The compensation cost that is calculated cannot be adjusted (assuming that future events do not trigger the need to subsequently apply variable-plan accounting or to re-measure compensation cost) for future changes in the stock-based compensation award's intrinsic value. On the other hand, variable-plan accounting requires a continual recalculation of compensation cost until both the number of shares and the exercise price are known (i.e., until there has been a measurement date).

Litigation and Claims - Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. EADS believes that it has made adequate provisions to cover current or contemplated litigation risks. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have an effect on the Group's consolidated operating results for the particular reporting period in which an adjustment of the estimated reserve would be recorded, the Group believes that any such potential adjustment should not materially affect its Consolidated Financial Statements.

Use of Estimates - The preparation of the Group Financial Statements in accordance with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Scope of consolidation

Perimeter of consolidation (31st December 2004) - The Consolidated Financial Statements include, in addition to EADS N.V.:

- 250 companies which are fully consolidated
- 23 companies which are proportionately consolidated,
- 20 companies which are investments in associates and are accounted for using the equity method.

Significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. Acquisitions and disposals

a) Acquisitions

On 4th October 2004, the Group acquired RIG Holdings, Inc., Delaware/USA together with its subsidiaries Racal Instruments US and Racal Instruments Group Ltd. from RIG Holdings, LP, Delaware for an amount of US$105 million cash and debt free. EADS has agreed with the sellers to an earn out formula whereby the Group pays up to additional US$25 million for guaranteed future order intake until 30th June 2005. The impact of the acquisition to the

1.2 Financial statements (continued)

Notes to the consolidated financial statements (IFRS)
Basis of presentation

Consolidated Financial Statements is not material. The initial accounting for this business combination is determined on a provisional basis.

In 2003, EADS acquired BAE SYSTEMS' ("**BAES**") 25 percent interest (27,5 percent economic share) in Astrium N.V. The transaction was signed on 30th January 2003 and is accounted for under the purchase method. Control of Astrium N.V. has been transferred to EADS at this date. At completion of this transaction, EADS acquired BAES' share in Astrium N.V. for €84 million. Prior to completion, EADS and BAES each made a capital contribution into Astrium N.V. of €84 million (total €168 million). Taking the cash contribution into account, BAES' interest has been effectively transferred to EADS for no net cash consideration.

On 21st October 2003, a Dornier family member being shareholder of Dornier GmbH exercised a put option and offered 17.7% of the shares in Dornier GmbH to DaimlerChrysler. DaimlerChrysler exercised the right to sell its shares to DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**"), a subsidiary of EADS, in the amount of €62 million. As a result, EADS holds indirectly through DADC 94% of the share of Dornier GmbH (2002: 76%). The minority stockholders of Dornier GmbH, a subsidiary of DADC Luft- und Raumfahrt Beteiligungs AG, have the right, exercisable at any time, to exchange their shareholdings in Dornier GmbH for cash or holdings in Daimler Chrysler AG or its subsidiary DaimlerChrysler Luft-und Raumfahrt Holding Aktiengesellschaft. In December 2004, DADC, a subsidiary of EADS N.V., signed a binding offer with Daimler Chrysler AG to take on all shares (3.5%) which a Dornier family member has offered to Daimler Chrysler AG according to a put-option agreement. The closing of the transaction is expected to be effective in 2005.

As of 31st December 2003, EADS obtained control of ASL Aircraft Services Lemwerder GmbH. The acquisition costs for the company amount to €15 million.

Apart from those mentioned, other acquisitions by the Group are not significant.

b) Disposals

In 2003, Nortel Networks and EADS reorganized their joint telecommunications activities in France and Germany. On 18th September 2003, EADS exchanged its 42 percent ownership interest in Nortel Networks Germany GmbH & Co. KG and its 45 percent ownership interest in Nortel Networks France S.A.S. for a 41 percent interest in EADS Telecom France S.A.S. ("**ETF**"), a net additional payment of €42 million by Nortel Networks and a waiver of Nortel Networks for financial receivables of €72 million. At completion of transaction, EADS holds 100% of the shares of ETF.

Apart from the mentioned, other disposals by the Group were not significant.

c) Subsequent changes in value of assets and liabilities acquired and cost of acquisition

In 2004, no material subsequent changes in the value of assets and liabilities acquired and cost of acquisition occurred.

5. Segment Reporting

The Group operates in 5 divisions (segments) which reflect the internal organizational and management structure according to the nature of the products and services provided:

- *Airbus* – Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use.
- *Military Transport Aircraft* – Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft.
- *Aeronautics* – Development, manufacturing, marketing and sale of civil and military helicopters, regional turboprop aircraft and light commercial aircraft; and civil and military aircraft conversion and maintenance services.
- *Defence & Security Systems* – Development, manufacturing, marketing and sale of missiles systems; military combat and training aircraft; and provision of defence electronics, defence-related telecommunications solutions; and logistics, training, testing, engineering and other related services.
- *Space* – Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of space services.

The following tables present information with respect to the Group's business segments. Consolidation effects, the holding function of EADS headquarters and other activities not allocable to the divisions are disclosed in the column "HQ/Conso".

a) Business Segment Information for the year ended 31st December 2004

in €m	Airbus	Military Transport Aircraft	Aeronautics	Defence & Security Systems	Space	HQ/Conso.	Consolidated
Total revenues	20,224	1,304	3,876	5,385	2,592	31	**33,412**
Internal revenues	(621)	(227)	(356)	(424)	(10)	(13)	**(1,651)**
Revenues	19,603	1,077	3,520	4,961	2,582	18	**31,761**
EBIT pre goodwill amortization and exceptionals (see definition below)	1,922	26	206	228	10	52	2,444
Income from operating activities	1,796	13	202	212	0	(80)	2,143
Income from associates	7	0	0	3	0	78	88
Income/loss from other investments, interest and other financial result							(334)
Income taxes							(664)
Profit from ordinary activities							1,233
Minority interest							(203)
Net income							1,030
Other information							
Identifiable segment assets (incl. goodwill)[1]	32,408	1,159	4,234	8,998	4,239	4,383	55,421
Goodwill	6,342	12	111	2,407	559	29	9,460
Investments in associates	0	0	9	24	0	1,705	1,738
Segment liabilities[1]	19,290	940	3,153	6,481	4,027	709	34,600
Capital expenditures	2,778	49	177	174	423	72	3,673
Depreciation, amortization	1,088	34	106	139	110	144	1,621
Research and development expenses	1,734	26	68	185	61	52	2,126

1 Segment assets and liabilities exclude current and deferred tax assets and liabilities.

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of income

b) Business Segment Information for the year ended 31st December 2003

in €m	Airbus	Military Transport Aircraft	Aeronautics	Defence & Security Systems	Space	HQ/Conso.	Consolidated
Total revenues	19,048	934	3,803	5,165	2,424	81	**31,455**
Internal revenues	(363)	(236)	(372)	(319)	(10)	(22)	**(1,322)**
Revenues	18,685	698	3,431	4,846	2,414	59	**30,133**
EBIT pre goodwill amortization and exceptionals (see definition below)	1,353	30	217	171	(400)	172	1,543
Income from operating activities	809	15	203	19	(425)	(60)	561
Income from associates	5	0	0	(6)	0	225	224
Income/loss from other investments, interest and other financial result							(93)
Income taxes							(474)
Profit from ordinary activities							218
Minority interest							(66)
Net income							152
Other information							
Identifiable segment assets (incl. goodwill)[2]	29,290	930	3,978	8,743	3,717	4,664	51,322
Goodwill	6,342	0	111	2,321	545	53	9,372
Investments in associates	0	0	0	7	0	1,633	1,640
Segment liabilities[1]	17,501	675	2,948	6,670	3,544	715	32,053
Capital expenditures	2,027	28	142	207	473	74	2,951
Depreciation, amortization	1,628	31	136	287	134	159	2,375
Research and development expenses	1,819	23	62	223	62	0	2,189

1 Segment assets and liabilities exclude current and deferred tax assets and liabilities.

As a rule, inter-segment transfers are carried out on an arm's length basis. Inter-segment sales predominantly take place between Aeronautics, Defence & Security Systems and Airbus; as the Aeronautics and Defence & Security Systems divisions act as suppliers for Airbus aircraft. Moreover, Airbus acts as a main supplier for the A400 M program which is led by the Military Transport Division.

Capital expenditures represent the additions to property, plant and equipment and to intangible assets (excluding additions to goodwill of €83 million, mainly for the acquisition of RIG Holdings Inc. with its subsidiaries Racal Instruments US and Racal Instruments Group Ltd. within the Defence & Security Systems division; for further details see Note e. – "capital expenditures".

c) EBIT pre goodwill amortization and exceptionals

EADS uses EBIT pre goodwill amortization and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to such items as amortization expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon. EBIT pre goodwill amortization and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

in €m	2004	2003	2002
Income from operating activities	**2,143**	**561**	**160**
Goodwill amortization and related impairment charges	0	567	936
Exceptional depreciation (fixed assets)	212	214	227
Exceptional depreciation (inventories)	5	15	16
Income from investments	84	186	87
EBIT pre goodwill amortization and exceptionals	**2,444**	**1,543**	**1,426**

In the context of the Project Airbus Conversion in Euro (PACE) and the relating Advance Pricing Agreement signed in April 2004 with tax authorities (France, UK, Germany and Spain), the Airbus GIE - a US$ denominated entity - has been merged within Airbus SAS - a Euro denominated entity - with retroactive effect as of 1st January 2004.

As a consequence, operations of former Airbus GIE are from 1st January 2004, considered as "foreign currency operations" and accounted for in accordance with accounting principles consistently adopted by EADS. Before the merger, Airbus GIE operations used to be recorded at the current exchange rate of the period except for those hedged with financial instruments. From 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates.

As a result, no additional Currency Translation Adjustment (CTA) is generated from former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked for balance sheet items that relate to future transactions as from 1st January 2004, is gradually released according to realization of such operations, namely aircraft deliveries.

d) Revenues by destination

in €m	2004	2003	2002
Germany	4,322	3,651	2,476
France	3,326	3,521	3,872
United Kingdom	2,653	2,121	2,452
Spain	1,253	1,000	1,309
Other European Countries	2,974	3,687	4,248
North America	8,715	8,056	10,562
Asia/Pacific	4,938	4,033	2,010
Middle East	2,286	2,873	1,258
Latin America	505	677	1,259
Other Countries	789	514	455
Consolidated	**31,761**	**30,133**	**29,901**

Revenues are allocated to geographical areas based on the location of the customer.

Most of the Group's assets are located in the European Union.

e) Capital expenditures

in €m	2004
France	986
Germany	823
United Kingdom	687
Spain	195
Other Countries	326
Capital expenditures excluding leased assets	**3,017**
Leased assets	**656**
Capital expenditures	**3,673**

6. Revenues

Revenues in 2004 reached €31,761 million compared to €30,133 million in 2003 and €29,901 million in 2002. Revenues in 2004 increased in comparison to 2003 in all divisions. Despite a lower US Dollar exchange rate compared to Euro and less favourable hedges compared to 2003, revenues increased mainly due to increased deliveries and a more favourable aircraft mix at Airbus.

Revenues are mainly comprised of sales of goods and services, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion-method, contracted research and development and customer financing revenues. For a breakdown of revenues by business segment and geographical region, refer to Note 5, "Segment reporting".

Detail of **Revenues**:

in €m	2004	2003	2002
Total revenues	31,761	30,133	29,901
Thereof revenues from the delivery of goods & services	26,208	25,110	25,832
Thereof revenues from construction contracts (including contracted research and development)	4,816	4,295	3,741

The revenues from construction contracts increased in 2004 mainly in the Military Transport Aircraft division resulting from the A400M program and in the Aeronautics division resulting from the Tiger and NH90 programs partly offset by the decrease in the Space division due to the finalization of major development programs such as Ariane 5 and the M51 ballistic missile.

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of income

7. Functional costs and other expenses

Included in cost of sales and other functional costs are **Cost of materials** of €19,498 million (2003: €18,838 million, 2002: €19,216 million).

Cost of sales include the amortization expenses of fair value adjustments of fixed assets and inventories in the amount of €217 million (2003: €229 million; 2002: €243 million); these are relating to the EADS merger, the Airbus Combination and the formation of MBDA.

Selling, administrative and other expenses are comprised of:

in €m	2004	2003	2002
Selling expenses	798	776	829
Administrative expenses	1,321	1,386	1,422
Other expenses	177	256	241
Thereof losses from sales of fixed assets	14	15	5
Thereof restructuring measures	13	12	16
Total	**2,296**	**2,418**	**2,492**

Personnel expenses are:

in €m	2004	2003	2002
Wages, salaries and social contributions	7,605	7,238	7,147
Net periodic pension cost (see Note 19 b)	327	359	319
Total	**7,932**	**7,597**	**7,466**

8. Other income

in €m	2004	2003	2002
Other income	314	196	248
Thereof rental income	42	39	38
Thereof release of allowances	34	17	8
Thereof income from sales of fixed assets	20	7	89

The other income in 2004 includes the release of the provision for the VT 1 claim in the amount of €106 million (see note 24 "Litigation and Claims").

The income from sale of fixed assets included in 2002 a gain on the disposal of EADS' 50% share in Aircelle (€63 million).

9. Financial result

in €m	2004	2003	2002
Income from investments	84	186	87
Interest result	(275)	(203)	(81)
Other financial result	(55)	148	21
Total	**(246)**	**131**	**27**

The **income from investments** in 2004 is mainly derived from the result of the equity investment in Dassault Aviation of in €78 million (2003: €225 million; 2002: €111 million), in previous years partly offset by impairment of investments (in 2003: €30 million for CAC Systèmes and Hispasat; in 2002: €29 million for Arianespace Participation S.A.).

Since for the second half-year 2004 no financial information according to IFRS is available yet from Dassault Aviation, the net income of the second half year 2003 of Dassault Aviation has been used as the best estimate to report the current second half year's net income for 2004. The current year's equity investment income from Dassault Aviation also includes a negative catch up of the prior year financial performance in accordance with IFRS, which amounts to (€33) million (in 2003 a positive catch up of €77 million).

Interest result in 2004 comprises interest income of €352 million (2003: €371 million) and interest expense of (€627) million (2003: (€574) million). The 2003 gross presentation of interest income and interest expense has been restated by €85 million to be comparable with the current presentation. Included in interest income is the return on cash and cash equivalents, securities and financial assets such as loans and finance leases. Interest expense includes interest on European Government refundable advances of €245 million (2003: €218 million) and on financial liabilities. The net interest expense in 2003 increased compared to 2002 principally due to higher interest charges on European Governments refundable advances received, to an increased spread between interest received on positive balances invested in short-term liquid instruments and to interest paid on longer-term debt.

Other financial result in 2004 includes interest expenses related to taxes of (€28) million as well as the impact from the fair value measurement of embedded derivatives not used in hedging relationships in the amount of (€10) million (2003: €70 million, 2002: €26 million).

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of income

10. Income taxes

The (expense for) benefit from income taxes is comprised of the following:

in €m	2004	2003	2002
Current tax expense	(127)	(612)	(198)
Deferred tax (expense)/benefit	(537)	138	(255)
Total	**(664)**	**(474)**	**(453)**

The Group's parent company, EADS N.V., legally seated in Amsterdam, The Netherlands, applies Dutch tax law using an income tax rate of 34.5% for 31st December 2004, 2003 and 2002. In December 2004, a new tax law was enacted reducing the income tax rates in 2005 to 31.5%, in 2006 to 30.5% and from 2007 onwards to 30.0%. Accordingly, deferred tax assets and liabilities for the Group's Dutch entities were calculated using the respective enacted rates. All foreign subsidiaries however apply their national tax rates, among others Great Britain 30% and Spain 35%.

In France, the corporate tax rate in effect for 2004, 2003 and 2002 was 33⅓% plus surcharges of 3% ("contribution additionelle") and 3.3% ("contribution sociale"). In 2004, the French Finance Law (FFL) for 2005 was enacted resulting in a reduction of the "contribution additionelle" to 1.5% in 2005 and nil for 2006 onwards. Accordingly, deferred tax assets and liabilities for the Group's French subsidiaries were calculated at 31st December 2004 using the enacted tax rate of 34.93% for temporary differences that reverse in 2005 and 34.43% for temporary differences with a reversal scheduled later than 2005 (35.43% at 31st December 2003 and 2002).

For the Group's German subsidiaries, income taxes are calculated using a federal corporate tax rate of 25.0% for 31st December 2004, plus (i) an annual solidarity surcharge of 5.5% on the amount of federal corporate taxes payable and (ii) the after federal tax benefit rate for trade tax of 12.125% for 2004. In aggregate, the tax rate applied to German income taxes amounts to 38.5% in 2004 (40.0% at 31st December 2003 and 38.5% at 31st December 2002).

The following table shows a reconciliation from the theoretical income tax expense - using the Dutch corporate tax rate of 34.5% as at 31st December 2004, at 31st December 2003 and at 31st December 2002 - to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from permanent differences between the local tax base and the reported financial statements according to IFRS rules.

in €m	2004	2004 in % of "Profit before income taxes and minority interests"	2003	2002
Profit before income taxes and minority interests	1,897		692	187
Corporate income tax rate	34.5 %		34.5 %	34.5 %
Expected (expense) for income taxes	(654)	34.5 %	(239)	(65)
Effects from tax rate differentials and changes	(36)	1.9 %	(26)	(35)
Goodwill amortization and impairments	3	(0.2)%	(191)	(321)
Change in valuation allowances	(11)	0.6 %	(119)	(11)
Tax credit for R&D expenses	80	(4.2)%	69	53
Results on associates (at equity)	22	(1.2)%	76	28
Tax effect on investments	4	(0.2)%	(35)	(39)
Other	(72)	3.8 %	(9)	(63)
Reported tax expense	(664)	35.0 %	(474)	(453)

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of income

Deferred income taxes are the result of temporary differences between the carrying amounts of certain assets and liabilities in the financial statements and their tax bases. Future tax impacts from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation. Deferred income taxes are related to the following assets and liabilities:

in €m	Deferred tax assets 2004	Deferred tax assets 2003	Deferred tax liabilities 2004	Deferred tax liabilities 2003	Net 31st December 2004	Net 31st December 2003
Intangible assets	8	23	(97)	(37)	(89)	(14)
Property, plant and equipment	37	7	(1,087)	(1,108)	(1,050)	(1,101)
Investments and long-term financial assets	33	25	(149)	(145)	(116)	(120)
Inventories	357	287	(191)	(273)	166	14
Receivables and other current assets	58	666	(3,557)	(3,159)	(3,499)	(2,493)
Prepaid expenses	1	8	(26)	(45)	(25)	(37)
Retirement plans	700	674	0	0	700	674
Other provisions	607	729	(41)	(82)	566	647
Liabilities	821	1,230	(305)	(505)	516	725
Deferred income	579	698	(29)	(21)	550	677
Net operating loss and tax credit carry forwards	1,260	817	–	–	1,260	817
Deferred tax assets/(liabilities) before netting	**4,461**	**5,164**	**(5,482)**	**(5,375)**	**(1,021)**	**(211)**
Valuation allowances on deferred tax assets	(570)	(729)	–	–	(570)	(729)
Set-off	(1,348)	(1,711)	1,348	1,711	–	–
Net Deferred tax assets/(liabilities)	**2,543**	**2,724**	**(4,134)**	**(3,664)**	**(1,591)**	**(940)**
Thereof less than one year	858	1,237	(1,379)	(955)	(521)	282
Thereof more than one year	1,685	1,487	(2,755)	(2,709)	(1,070)	(1,222)

The amount of the Group's deferred tax assets' allowances is based upon management's estimate of the level of deferred tax assets that will be realized in the future. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the write down of deferred tax assets may increase or decrease.

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of income

Deferred taxes on Net Operating Losses and Tax Credit carry forwards:

in €m	France	Germany	Spain	UK	Other countries	31st December 2004	31st December 2003
Net Operating Losses (NOL)	816	966	27	1,237	171	**3,217**	**1,974**
Capital losses						**0**	**18**
Trade tax loss carry forwards		871				**871**	**706**
Tax credit carry forwards			181		5	**186**	**131**
Tax effect	**281**	**363**	**190**	**371**	**55**	**1,260**	**817**
Valuation allowances						**(349)**	**(357)**
Deferred tax assets on NOL's and tax credit carry forwards						**911**	**460**

NOL's, capital losses and trade tax loss carry forwards are indefinite in France, Germany and in Great Britain. In Spain NOL's and tax credit carry forwards expire after 15 years. The first tranche of tax credit carry forwards (€4 million) will expire in 2014.

Roll forward of deferred taxes:

in €m	2004	2003
Net deferred tax asset/(liability) beginning of the year	**(940)**	**978**
Deferred tax income (expense) in income statement	(537)	138
Deferred tax recognized directly in AOCI (IAS 39)	(300)	(1,762)
Others	186	(294)
Net deferred tax (liability) at year end	**(1,591)**	**(940)**

The deferred tax recognized directly in AOCI is as follows:

in €m	2004	2003
Available-for-sale investments	4	5
Cash flow hedges	(3,109)	(2,810)
Total	**(3,105)**	**(2,805)**

1.2 Financial statements (continued)

Notes to the IFRS consolidated balance sheets

11. Intangible assets

A schedule detailing gross values, accumulated depreciation and net values of intangible assets is as follows:

Cost in €m	Balance at 31st December 2003	Elimination of accumulated amortization	Adjusted balance at 1st January 2004	Exchange differences	Additions	Changes in consolida-tion scope	Reclassifi-cation	Disposals	Balance at 31st December 2004
Goodwill	12,710	(2,198)	10,512	(1)	83	13	0	0	10,607
Other intangible assets	650	0	650	(2)	364	6	6	(15)	1,009
Total	**13,360**	**(2,198)**	**11,162**	**(3)**	**447**	**19**	**6**	**(15)**	**11,616**

Amortization/Impairment in €m	Balance at 31st December 2003	Elimination of accumulated amortization	Adjusted balance at 1st January 2004	Exchange differences	Additions	Changes in consolida-tion scope	Reclassifi-cation	Disposals	Balance at 31st December 2004
Goodwill	(3,338)	2,198	(1,140)	(2)	0	(5)	0	0	(1,147)
Other intangible assets	(328)	0	(328)	0	(137)	(1)	(3)	8	(461)
Total	**(3,666)**	**2,198**	**(1,468)**	**(2)**	**(137)**	**(6)**	**(3)**	**8**	**(1,608)**

Net book value in €m	Balance at 31st December 2003	Elimination of accumulated amortization	Adjusted balance at 1st January 2004	Exchange differences	Additions	Changes in consolida-tion scope	Reclassifi-cation	Disposals	Balance at 31st December 2004
Goodwill	9,372	0	9,372	(3)	83	8	0	0	9,460
Other intangible assets	322	0	322	(2)	227	5	3	(7)	548
Total	**9,694**	**0**	**9,694**	**(5)**	**310**	**13**	**3**	**(7)**	**10,008**

Additions to goodwill in 2004 mainly result from the acquisition of RIG Holdings Inc. with its subsidiaries Racal Instruments US and Racal Instruments Group Ltd. (+€76 million).

As EADS decided to early adopt IFRS 3 as of 1st January 2004, the carrying amount of the accumulated amortization of Goodwill was eliminated, with a corresponding decrease in Goodwill. As at 31st December 2004 the accumulated impairments amount to €1,147 million.

Goodwill impairment tests

Similar to previous periods, EADS performed impairment tests on level of Cash Generating Units (on segment level or one level below). The goodwill is tested annually for impairment in the fourth quarter of the financial year by using cash flow projections based on current operative planning covering normally a three-year period. These current forecasts are based on past experience as well as on future expected market developments.

As of 31st December 2004 and 2003, goodwill was allocated to Cash Generating Units, which is summarized in the following schedule on segment level:

in €m	Airbus	Military Transport Aircraft	Aero-nautics	Defence & Security Systems	Space	HQ/ Conso.	Conso-lidated
Goodwill as of 31st December 2004	6,342	12	111	2,407	559	29	9,460
Goodwill as of 31st December 2003	6,342	0	111	2,321	545	53	9,372
Deviation	0	12	0	86	14	(24)	88

The current operative planning takes into account general economic data derived from external macroeconomic and financial studies. The operative planning assumptions reflect for the periods under review specific inflation rates and future labour expenses in the European Countries where the major production facilities are located. Regarding the expected future labour expenses an increase on average of 3% was implied. In addition, future interest rates are projected for the European Monetary Union, Great Britain and the U.S.A.

The assumption for the growth rate used to calculate the terminal value in general amounts to 2%. Airbus is using for new programs specific business assumptions. Based on these current forecasts and projections of future pre-tax cash-flows the value in use of Cash Generating Units is computed by applying pre-tax discount rates in the range of 12.5% to 14.0%.

Airbus operates in a cyclical market, nevertheless signs of recovery have been appearing since 2003. To face growing demand and based on an order backlog of 1,500 aircraft, Airbus has planned for a production ramp up program to prepare for a production rate of up to 30 single aisle and up to 8 long range aircraft per month. Airbus future profits should be mainly affected by the expected growth, the exchange rate assumptions, the hedge book (details see below) and the cost saving program Route 06. Altogether, this is expected to trigger EBIT improvement, which should be further enhanced by the entry into service of the A380.

For the Defence & Security Systems division a moderate increase in revenues is assumed in the operative planning, based namely on the order book, expected order intake as well as the sustained level of Eurofighter deliveries based on tranche two which stabilizes the program beyond 2007. Operating margin of the overall division is expected to increase over the operative planning period thanks to the benefits from past restructuring measures and expected growth, partly offset by continuing self-financed investment in campaigns and projects such as Euromale.

The order book of the Space division as of 31st December 2004 (including satellites, launchers and ballistic missile) supports the moderate revenues increase which is assumed for this division over the operative planning period. The current development of the Skynet V satellites is weighing on EADS Space cash flow until these spacecraft are launched and operated with their full capability by 2008 to generate a ramped up level of revenues from the UK MoD. The Space restructuring program SARA successfully delivered EBIT turnaround in 2004 and is expected to lay the ground for further profits.

EADS follows an active policy of foreign exchange risk hedging. As of 31st December 2004 the total hedge portfolio with maturities up to 2011 amounts to US$40 bn and covers a major portion of the net exposure expected over the period of the operative planning (2005 to 2007). The average US$/€ hedge rate of the total hedge portfolio until 2011 amounts to 1.03 US$/€. For the determination of the operative planning, management assumed future exchange rates of 1.30 US$/€ and 0.68 GBP/€ to convert in € the portion of future US$ and GBP denominated revenues which are not hedged. Net exposure arises mostly from Airbus and to a lesser extent from Aeronautics, Space and the Defence & Security Systems divisions.

The recoverable amounts based on value in use have exceeded the carrying amounts of the Cash Generating Units under review, indicating no goodwill impairment for 2004 as it was the case for 2003.

In 2002 an impairment charge of €350 million was set up for the Cash Generating Units Satellite and Communication and Casa Space Business.

Development Costs

EADS capitalized development costs in the amount of €169 million as of 31st December 2004 (€4 million as of 31st December 2003) as internally generated intangible asset mainly for Airbus A380 program.

12. Property, plant and equipment

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following:

Cost in €m	Balance at 1st January 2004	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2004
Land, leasehold improvements and buildings including buildings on land owned by others	4,869	(6)	252	18	409	(46)	5,496
Technical equipment and machinery	6,141	(76)	450	8	288	(129)	6,682
Other equipment, factory and office equipment	6,214	(211)	924	4	34	(644)	6,321
Advance payments relating to plant and equipment as well as construction in progress	2,313	(15)	1,683	0	(731)	(14)	3,236
Total	**19,537**	**(308)**	**3,309**	**30**	**(0)**	**(833)**	**21,735**

1.2 Financial statements (continued)

Notes to the IFRS consolidated balance sheets

Depreciation in €m	Balance at 1st January 2004	Exchange differences	Depreciation charge	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2004
Land, leasehold improvements and buildings including buildings on land owned by others	(1,739)	4	(251)	(7)	(19)	39	(1,973)
Technical equipment and machinery	(3,526)	27	(557)	(5)	8	119	(3,934)
Other equipment, factory and office equipment	(2,783)	85	(567)	(2)	12	376	(2,879)
Advance payments relating to plant and equipment as well as construction in progress	(41)	0	(2)	0	(1)	0	(44)
Total	**(8,089)**	**116**	**(1,377)**	**(14)**	**0**	**534**	**(8,830)**

Net book value in €m	Balance at 1st January 2004	Exchange differences	Additions	Change in consolidation scope	Reclassification	Disposals	Balance at 31st December 2004
Land, leasehold improvements and buildings including buildings on land owned by others	3,130	(2)	1	11	390	(7)	3,523
Technical equipment and machinery	2,615	(49)	(107)	3	296	(10)	2,748
Other equipment, factory and office equipment	3,431	(126)	357	2	46	(268)	3,442
Advance payments relating to plant and equipment as well as construction in progress	2,272	(15)	1,681	0	(732)	(14)	3,192
Total	**11,448**	**(192)**	**1,932**	**16**	**(0)**	**(299)**	**12,905**

The **Property, plant and equipment** include at 31st December 2004 and 2003, buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of €103 million and €122 million, net of accumulated depreciation of €336 million and €317 million. The related depreciation expense for 2004 was €19 million (2003: €22 million; 2002: €23 million).

For investment property recorded under property, plant and equipment, refer to Note 29.

The item **"Other equipment, factory and office equipment"** includes the net book value of "aircraft under operating lease" for €2,743 million and €2,771 million as of 31st December 2004 and 2003, respectively; related accumulated depreciation is €1,604 million and €1,702 million. Depreciation expense for 2004 amounts to €327 million (2003: €439 million, 2002: €263 million).

The "aircraft under operating lease" include:

(i) Group's sales finance activity in the form of aircraft which have been leased out to customers and are classified as operating leases: They are reported net of the accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral. (See Note 25, "Commitments and contingencies" for details on sales financing transactions).

The corresponding non-cancellable future operating lease payments (not discounted) due from customers to be included in revenues, at 31st December 2004 are as follows:

in €m	
not later than 2005	156
later than 2005 and not later than 2009	372
later than 2009	219
Total	**747**

(ii) Aircraft which have been accounted as "operating lease" because they were sold under terms that include asset value guarantee commitments with the present value of the guarantee being more than 10% of the aircraft's sales price (assumed to be the fair value). Upon the initial sale of these aircraft to the customer, their total cost previously recognized in inventory is transferred to "Other equipment, factory and office equipment" and depreciated over its estimated useful economic life, with the proceeds received from the customer being recorded as deferred income (see Note 22, "Deferred income").

The total net book values of aircraft under operating lease is as follows:

in €m	31st December 2004	31st December 2003
(i) Net book value of aircraft under operating lease before impairment charge	1,981	1,856
Accumulated impairment	(532)	(590)
Net book value of aircraft under operating lease	1,449	1,266
(ii) Aircraft under operating lease with the present value of the guarantee being more than 10%	1,294	1,505
Total Net Book value of aircraft under operating leases	**2,743**	**2,771**

13. Investments in associates, other investments and long-term financial assets

The following table sets forth the composition of investments in associates, other investments and long-term financial assets:

in €m	31st December 2004	31st December 2003
Investments in associates	1,738	1,640
Other investments	459	560
Other financial assets	1,893	1,929
Thereof loans from aircraft financing	635	812
Thereof finance lease receivables from aircraft financing	965	898
Others	293	219
Total	**4,090**	**4,129**

Investments in associates are accounted for using the equity method. As of 31st December 2004 and 2003, investments in associates contain EADS' interest in Dassault Aviation (46.22% at 31st December 2004 and 46.03% as at 31st December 2003) of €1,705 million and €1,633 million. Since for the second half-year 2004 no financial information according to IFRS is available yet from Dassault Aviation, the net income of the second half-year 2003 of Dassault Aviation according to IFRS has been used as the best estimate to report the current second half year's net income. The current year's equity investment from Dassault Aviation also includes a negative catch up of the prior year equity according to IFRS in the amount of (€33) million (in 2003 a positive catch-up of €77 million), which relates to income from investments (see Note 9, "Financial result") and in addition €38 million (in 2003: €69 million) recognized in AOCI.

A list of major investments in associates and the proportion of ownership is included in Appendix "Information on principal investments".

Other investments comprise EADS' investment in various non-consolidated entities, the most significant being at 31st December 2004, investments in Embraer of €72 million (2003: €86 million) and in Patria of €50 million (2003: €42 million).

Other financial assets encompass mainly the Group's sales finance activities in the form of finance lease receivables and loans from aircraft financing. They are reported net of accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral. (See Note 25, "Commitments and contingencies" for details on sales financing transactions).

Loans from aircraft financing are provided to customers to finance the sale of aircraft. These loans are long-term and normally have a maturity which is linked to the use of the aircraft by the customer. The calculation of the net book value is:

in €m	31st December 2004	31st December 2003
Outstanding gross amount of loans to customers	946	1,080
Accumulated impairment	(311)	(268)
Total net book value of loans	**635**	**812**

Finance lease receivables from aircraft financing are as follows:

in €m	31st December 2004	31st December 2003
Minimum lease payments receivables	1,299	1,262
Unearned finance income	(179)	(201)
Accumulated impairment	(155)	(163)
Total net book value of finance lease receivables	**965**	**898**

1.2 Financial statements (continued)

Notes to the IFRS consolidated balance sheets

Future minimum lease payments from investments in finance leases to be received are as follows (not discounted):

in €m	
not later than 2005	177
later than 2005 and not later than 2009	358
later than 2009	764
Total	**1,299**

Other financial assets include €293 million and €219 million of other loans as of 31st December 2004 and 2003, e.g. loans to employees.

Defeased bank deposits of €1,089 million and €1,131 million as of 31st December 2004 and 2003, respectively have been offset against financial liabilities (see Note 2: "Summary of significant accounting policies").

14. Inventories, net of advances received

Inventories, net of advances received at 31st December 2004 and 2003 consist of the following:

in €m	31st December 2004	31st December 2003
Raw materials and manufacturing supplies	987	938
Work in progress	8,505	8,088
Finished goods, parts and products held for resale accounted for at lower of cost and net realizable value	1,039	1,804
Advance payments to suppliers	1,803	1,799
	12,334	**12,629**
Less: Advance payments received	(9,259)	(9,350)
Total	**3,075**	**3,279**

The increase in work in progress of €417 million was mainly driven by Airbus. Finished goods, parts and products held for resale decreased by €765 million, reflecting Airbus higher delivery rate, compared to its production rate.

The at cost value of finished goods, parts and products held for resale amounts to €1,354 million in 2004 (2003: €2,158 million).

The advance payments received are composed of advance payments for construction, delivery and service contracts.

15. Trade receivables

Trade receivables at 31st December 2004 and 2003 consist of the following:

in €m	31st December 2004	31st December 2003
Receivables from sales of goods and services	4,784	4,335
Allowance for doubtful accounts	(378)	(334)
Total	**4,406**	**4,001**

Trade receivables are classified as current assets. As of 31st December 2004 and 2003, respectively, €77 million and €223 million of trade receivables are not expected to be collected within one year.

In application of the percentage of completion method, as of 31st December 2004 an amount of €1,313 million (in 2003: €972 million) for construction contracts is included in the trade receivables net of advance payments received.

16. Other receivables and other assets

Other receivables and other assets at 31st December 2004 and 2003 consist of the following:

in €m	31st December 2004	31st December 2003
Receivables from affiliated companies	121	171
Receivables from related companies	333	479
Positive fair values of derivative financial instruments	8,948	7,964
Capitalized settlement payments to German Government	287	315
Value Added Tax claims	462	386
Income tax claims	303	332
Others	651	633
Total	**11,105**	**10,280**

The capitalized settlement payments to the German Government are attributable to refundable advances which are amortized through the income statement (in cost of sales) at the delivery pace of the corresponding aircraft.

The residual amount in other receivables and other assets as of 31st December 2004 and 2003 (€651 million and €633 million, respectively) includes positive market value of embedded derivatives within purchase contracts in the amount of €86 million and €96 million, respectively.

Other receivables and other assets, which are expected to be collected within one year, amount to €4,583 million as of 31st December 2004 (€4,664 million as of 31st December 2003) and are classified as current assets.

17. Securities

The Group's security portfolio amounts to €466 million and €468 million as of 31st December 2004 and 2003, respectively. It includes only debt securities classified as "Available-for-Sale".

18. Shareholders' equity

The change of shareholders' equity is provided in the Consolidated Statements of Changes in Shareholders' Equity.

The following table shows the development of the number of shares outstanding:

in €m	2004	2003
Issued as at 1st January	**812,885,182**	**811,198,500**
Issued for ESOP	2,017,822	1,686,682
Issued for exercised options	362,747	0
Cancelled	(5,686,682)	0
Issued as at 31st December	**809,579,069**	**812,885,182**
Treasury shares as at 31st December	(10,028,775)	(11,927,934)
Outstanding as at 31st December	**799,550,294**	**800,957,248**

EADS' shares are exclusively ordinary shares with a par value of €1.00. The authorized share capital consists of 3,000,000,000 shares. In connection with the 2004 Employee Stock Ownership Plan (see Note 27, "Stock-based compensation"), EADS issued 2,017,822 shares (in 2003: 1,686,682), representing a nominal value of €2,017,822 (in 2003: €1,686,682).

The Shareholders' General Meeting of EADS held on 6th May 2003, renewed the authorization given to the Board of Directors by the Annual General Meeting of 17th May 2002, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital. As of 10th October 2003, the Group's Board of Directors decided to set up and implement plans for the repurchase of up to 2,027,996 shares within the limits approved by the Shareholders' General Meeting of EADS.

On 6th May 2004, the Shareholders' General Meeting of EADS renewed the authorization given to the Board of Directors to repurchase shares of the Company as long as, upon such repurchase, the Company will not hold more than 5% of the Company's issued share capital. The Group's Board of Directors decided on 8th October 2004, to set up and implement plans for the repurchase of up to 4,909,000 shares.

Furthermore, the Shareholders' General Meeting authorized both the Board of Directors and the Chief Executive Officers, with power of substitution, to cancel up to a maximum of 5,727,515 shares. On 20th July 2004, the Chief Executive Officers decided to cancel 5,686,682 treasury shares.

In total EADS purchased in 2004 3,787,523 (in 2003: 1,686,682) of its own shares and cancelled 5,686,682 shares, resulting in an amount of 10,028,775 treasury shares at 31st December 2004 (in 2003: 11,927,934).

On 6th May 2004, the Shareholders' General Meeting also decided to pay a cash distribution related to the fiscal year 2003 for a gross amount of €0.40 per share, which was paid on 4th June 2004.

Capital stock comprises the nominal amount of shares outstanding. The addition to capital stock represents the contribution of €2,017,822 (in 2003: €1,686,682) by employees under the 2004 Employee Stock Ownership Plan and for exercised options of €362,747 (in 2003: €0) in compliance with the implemented stock option plans.

Reserves contain capital reserves, retained earnings as well as the net result for the period. Accumulated other comprehensive income consists of all amounts recognized directly in equity resulting from changes in fair value of financial instruments that are classified as available-for-sale or that form part of hedging relationships in effective cash-flow hedges as well as from currency translation adjustments of foreign entities. Treasury shares represent the amount paid for own shares held in treasury.

19. Provisions

Provisions are comprised of the following:

in €m	31st December 2004	31st December 2003
Provision for retirement plans (see Note 19 b)	3,876	3,718
Provision for deferred compensation (see Note 19 a)	71	54
Retirement plans and similar obligations	**3,947**	**3,772**
Financial instruments (see Note 19 c)	181	100
Other provisions (see Note 19 d)	4,445	4,854
Total	**8,573**	**8,726**

As of 31st December 2004 and 2003, respectively, €3,680 million and €3,533 million of retirement plans and similar obligations, €137 million and €1 million of financial instruments as well as €2,813 million and €2,844 million of other provisions mature after more than one year.

a) Provisions for deferred compensation
This amount represents obligations that arise if employees elect to convert all or part of their variable remuneration or bonus into an equivalent commitment for deferred compensation. Unlike retirement plans, deferred compensation is paid out in a lump sum upon the employee's retirement.

b) Provisions for retirement plans
When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service.

In Germany, EADS introduced a new pension plan (P3) for non executive employees in 2004. Under the new plan, the employer makes contributions during the service period, which are dependent on salary in the years of contribution and years of service. These contributions are converted into components which become part of the accrued pension liability at the end of the year. Accrued benefits under the old plan are considered through an initial component. Total benefits are calculated as a career average over the entire period of service. On an overall basis, the application of the new plan had no significant effect on pension expense for 2004. Certain employees that are not covered by the new plan receive retirement indemnities based on salary earned in the last year or on an average of the last three years of employment. For executive employees, benefits are depending on final salary at the date of retirement and the time period as executive.

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans are as follows:

in %	31st December 2004	31st December 2003	31st December 2002
Assumptions			
Discount rate	4.75-5.0	5.0-5.25	5.0-5.75
Rate of compensation increase	3.0	3.0	3.0
Inflation rate	1.5-2.0	1.25-2.0	1.75
Expected return on plan assets	6.5	6.5	6.5

Actuarial gains and losses of the current year are not recognized in profit/loss but added to the balance of unrecognized net actuarial gain or loss. If the accumulated amount of unrecognized net gains and losses as of the beginning of the year exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets of each respective legal entity, the excess is amortized through profit and loss on a straight line basis over the average remaining working lives of the employees participating in each plan.

The amount recorded as provision on the balance sheet can be derived as follows:

in €m	2004	2003	2002
Change in defined benefit obligations			
Defined benefit obligations at beginning of year	**4,735**	**4,287**	**3,880**
Service cost	125	122	124
Interest cost	243	241	229
Plan amendments	0	14	0
Plan curtailments and settlements	(4)	0	0
Actuarial losses	281	9	201
Acquisitions and other	3	237	8
Benefits paid	(185)	(175)	(155)
Defined benefit obligations at end of year	**5,198**	**4,735**	**4,287**

in €m	2004	2003	2002
Change in plan assets			
Fair value of plan assets at beginning of year	**619**	**532**	**571**
Actual return on plan assets	52	27	(35)
Contributions	45	16	42
Acquisitions and other	0	92	0
Benefits paid	(58)	(48)	(46)
Fair value of plan assets at end of year	**658**	**619**	**532**

Based on past experience, EADS expects a return rate for plan assets of 6.5%.

in €m	31st December 2004	31st December 2003	31st December 2002
Funded status[1]	4,540	4,116	3,755
Unrecognized actuarial net (losses)	(659)	(384)	(398)
Unrecognized past service cost	(5)	(14)	0
Net amount recognized as provision	**3,876**	**3,718**	**3,357**

1 Difference between the defined benefit obligations and the fair value of plan assets at the end of the year.

The defined benefit obligation at the end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods. The increase in the unrecognized actuarial losses results mainly from the decrease in the discount rate for pension obligations in Germany from 5.25% to 4.75%, partially offset by the increase in the assumed inflation rate for Germany from 1.25% to 1.5%.

The fair value of plan assets at end of the year comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits. Plan assets are not entirely exposed to fluctuations of stock markets, as the major portion of plan assets is invested in fixed income instruments.

The net amount of €3,876 million (2003: €3,718 million) represents the amount recorded as provision on the balance sheet. The provision contains the funded status, adjusted by actuarial net gains/losses which do not have to be recognized because they do not meet the recognition criteria. Net actuarial gains and losses include both actuarial gains/losses on the defined benefit obligation and the difference between the actual and expected return on plan assets.

The components of the net periodic pension cost, included in "Income from operating activities", are as follows:

in €m	2004	2003	2002
Service cost	125	122	124
Interest cost	243	241	229
Expected return on plan assets	(41)	(33)	(42)
Net actuarial loss	0	29	8
Net periodic pension cost	**327**	**359**	**319**

The following table sets forth the development of the provision for pension obligations:

in €m	2004	2003
Change in provision for pension obligations in 2004		
Provision for pension obligations at beginning of year	3,718	3,357
Net periodic pension cost	327	359
Contributions	(45)	(16)
Consumption (benefits paid)	(127)	(127)
Acquisitions and other	3	145
Provision for pension obligations at end of year	**3,876**	**3,718**

c) Financial instruments

The provision for financial instruments amounts to €181 million as of 31st December 2004 (€100 million as of 31st December 2003) and includes the negative fair market value of synthetic foreign currency forwards and interest rate swaps (see Note 26 (c), "Fair value of financial instruments").

1.2 Financial statements (continued)

Notes to the IFRS consolidated balance sheets

d) Other provisions

Movements in provisions during the year were as follows:

in €m	Balance at 1st January 2004	Exchange differences	Additions	Reclassification/ Change in consolidated group	Used	Released	Balance at 31st December 2004
Aircraft financial risks	1,021	(2)	97	(1)	(124)	(52)	939
Outstanding costs	883	0	408	(48)	(308)	(74)	861
Contract losses	439	1	91	(34)	(96)	(36)	365
Tax provisions	339	0	47	0	(166)	(18)	202
Warranties	160	0	69	1	(51)	(21)	158
Litigations and claims	220	0	97	0	(3)	(112)	202
Personnel charges	365	0	278	0	(148)	(17)	478
Restructuring measures	445	0	83	(2)	(232)	(23)	271
Obligation from services and maintenance agreements	189	0	81	0	(14)	(1)	255
Other risks and charges	793	(5)	208	(6)	(195)	(81)	714
Total	**4,854**	**(6)**	**1,459**	**(90)**	**(1,337)**	**(435)**	**4,445**

The provision for aircraft financial risks fully covers, in line with the Group's policy for sales financing risk, the net exposure to aircraft financing of €466 million (€583 million at 31st December 2003) and asset value risks of €473 million (€438 million at 31st December 2003) related to Airbus and ATR (see Note 25 "Commitments and contingencies").

The use of the provision for restructuring measures mainly relates to the Space division.

The provision for litigations and claims covers various legal actions, governmental investigations, proceedings and other claims, which are pending or may be instituted or asserted in the future against the Group.

The main release under "Litigations and Claims" relates to the settlement of the VT 1 claim (€106 million).

"Reclassification/Change in consolidated group" mainly comprises reclassifications to trade liabilities.

20. Financial liabilities

In 2004, the EIB (European Investment Bank) granted a long-term loan to EADS in the amount of €309 million bearing a fixed interest rate of 5.1%. Included in financial liabilities are €546 million which were drawn under a long-term bank facility for the funding of Skynet V with an interest of 3 M-Libor, swapped into a fixed interest rate of 4.8%. EADS raised in 2003 €1.5 bn through two Eurobond issues under its EMTN (Euro Medium Term Note) program. The first issue of €1 bn carries a coupon of 4.625% which was swapped into variable rate of 3 M-Euribor + 1.02% and subsequently capped to 4%. The second issue of €0,5 bn maturing in 2018 carries a coupon of 5.5%.

in €m	31st December 2004	31st December 2003
Bonds	23	21
Liabilities to financial institutions	145	314
Liabilities to affiliated companies	110	90
Loans	45	84
Liabilities from finance leases	52	82
Others	345	387
Short-term financial liabilities (due within one year)	**720**	**978**
Bonds *thereof due in more than five years: 1,511 (31st December 2003: 1,598)*	1,648	1,640
Liabilities to financial institutions *thereof due in more than five years: 1,369 (31st December 2003: 570)*	1,629	1,075
Liabilities to affiliated companies *thereof due in more than five years: 0 (31st December 2003: 3)*	0	6
Loans *thereof due in more than five years: 672 (31st December 2003: 541)*	911	799
Liabilities from finance leases *thereof due in more than five years: 46 (31st December 2003: 47)*	218	269
Long-term financial liabilities	**4,406**	**3,789**
Total	**5,126**	**4,767**

Included in "Others" are financial liabilities against joint venture partners.

Non recourse Airbus financial liabilities (risk is supported by external parties) amounts to €988 million (€679 million in 2003).

Defeased bank deposits for aircraft financing of €1,089 million and €1,131 million as of 31st December 2004 and 2003 respectively have been offset against financial liabilities.

The aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

in €m	Financial liabilities
2005	720
2006	326
2007	142
2008	175
2009	165
Thereafter	3,598
Total	**5,126**

21. Trade and other liabilities

in €m	31st December 2004	31st December 2003
Trade liabilities	5,860	5,117
Other liabilities	13,240	11,318
Thereof customer advance payments	5,610	3,807
Thereof European Governments refundable advances	5,119	4,851
Thereof tax liabilities including wage tax	612	833
Thereof liabilities to affiliated companies	35	50
Thereof liabilities to related companies	74	31
others	1,790	1,746
Total	**19,100**	**16,435**

The increase in European Governments refundable advances relates mostly to accrued interest. Regarding the interest expense on European Governments refundable advances see Note 9, "Financial result". Due to their specific nature, namely their risk-sharing features and the fact that such advances are generally granted to EADS on the basis of significant development projects, European Government refundable advances are accounted for by EADS within "Other Liabilities" on the balance sheet including accrued interest.

Maturities – Out of trade liabilities as of 31st December 2004, €155 million (€46 million as of 31st December 2003) mature after more than one year. Included in "Other liabilities" are €5,082 million (€4,135 million as of 31st December 2003) due within one year and €3,918 million (€4,264 million as of 31st December 2003) maturing after more than five years.

22. Deferred income

The main part of deferred income is related to sales of Airbus and ATR aircraft that include asset value guarantee commitments and that are accounted for as operating leases (€1,567 million and €2,009 million as of 31st December 2004 and 2003, respectively). The decrease results mainly from Airbus renegotiation of residual value guarantees, resulting to revenue recognition in the amount of €298 million.

1.2 Financial statements (continued)

Notes to the IFRS consolidated statements of cash-flows

23. Consolidated Statement of Cash Flows

As of 31st December 2004, EADS' cash position (stated as cash and cash equivalents in the Consolidated Statement of Cash-Flows) includes €687 million (€273 million, €227 million as of 31st December 2003 and 2002) representing the amount Airbus has deposited at BAES. Additionally included are €602 million, €613 million and €596 million as of 31st December 2004, 2003 and 2002, respectively, which represent EADS' share in MBDA's cash and cash equivalents, deposited at BAES and Finmeccanica and are available upon demand.

For the 31st December 2002 Consolidated Balance Sheet's and the 2002 Consolidated Statement of Cash-Flow's presentation, EADS considered as part of the cash position (being cash and cash equivalents and certain qualifying securities), inter alia, an amount of €160 million related to Astrium. Due to the proportionate consolidation method for Astrium, this amount corresponds to cash advances made to Astrium for which EADS could claim the reimbursement from BAES, in accordance with the Astrium shareholders' agreement.

The change in financial liabilities in 2004 results from additions to financial liabilities in the amount of €1,302 million and repayments of €(828) million.

The following charts provide details on acquisitions (resulting in additional assets and liabilities acquired) and disposals of subsidiaries and business units:

in €m	31st December 2004	31st December 2003
Total (purchase)/selling price, net	(108)	32
thereof (paid in)/received by cash and cash equivalents	(108)	32
Cash and cash equivalents included in the acquired/(disposed) subsidiaries or other business units, net	8	(3)
Cash Flow from net (acquisitions)/disposals, net of cash	**(100)**	**29**

Included in the aggregate net purchase price in 2004 of €(100) million is mainly the acquisition of RIG Holding Inc. with its subsidiaries Racal Instruments US and Racal Instruments Group Ltd.

in €m	31st December 2004	31st December 2003
Property, plant and equipment	(2)	62
Financial assets	6	5
Inventories, net of advances received	11	115
Trade receivables	5	126
Cash and cash equivalents	8	3
Assets	**28**	**311**
Provisions	(4)	(235)
Trade liabilities	2	(143)
Financial liabilities	(2)	(109)
Others	1	(14)
Liabilities	**(3)**	**(501)**
Fair value of net assets	**25**	**(190)**
Goodwill arising on acquisitions	83	164
Less own cash and cash equivalents of (purchased)/sold subsidiaries	(8)	(3)
Cash Flow from net *acquisitions/(disposals), net of cash*	**100**	**(29)**

The line "Results on disposal of fixed assets/businesses and result of associates (equity method)" in the Consolidated Statement of cash Flows includes the result of associated companies (€88 million, €246 million and €134 million in 2004, 2003 and 2002, respectively).

In 2003 there have been additional cash investments in the following already fully consolidated subsidiaries; Dornier GmbH €(62) million, Aeronautica Industrial €(12) million, EADS Telecom France €(10) million and Gesellschaft für Flugzieldarstellung €(7) million.

24. Litigation and claims

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

In its defence against an arbitration proceeding initiated by Thales, EADS (more specifically Euromissile GIE) was awarded at the end of 2002 damages on the basis of its counterclaim, the principal amount of which totals €108 million. In this context, damages were paid to Euromissile on 17th February 2003 and Thales filed an appeal for annulment of the arbitration decision. On 18th November 2004 the Paris Court of Appeal upheld the arbitration award. Since this decision has not been appealed to the French Supreme Court, this litigation is now closed. Consequently, the relating provision was released in 2004.

DaimlerChrysler has become a party to judicial and arbitration proceedings with one of the Dornier family shareholders, a minority shareholder of Dornier GmbH, an indirect subsidiary of EADS. These proceedings concern claims on alleged acquisition rights for a price below market value regarding a part of Dornier GmbH's real estate in Oberpfaffenhofen and could have an economic effect on Dornier GmbH.

At the end of 2002, a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipment under a commercial contract that was completed several years ago. EADS believes it has strong defences, both procedural and of substance, to oppose the claim. At this stage of the procedure the financial risk cannot be assessed, since in June 2003, EADS was notified that the arbitration procedure was suspended at the request of the claimant.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on the financial position, the activities or the results of its group taken as a whole, except as stated above.

EADS recognizes provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 19 (d): "Other provisions".

25. Commitments and contingencies

Commitments and contingent liabilities

Sales financing – In relation to its Airbus and ATR activities, EADS is committing itself in sales financing transactions with selected customers. Sales financing transactions are generally collateralized by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Any remaining difference between the amount of financing commitments given and the collateral value of the aircraft financed is provided for as an impairment to the relating asset, if assignable, or as a provision for aircraft financial risk. The basis for this write-down is a risk-pricing-model, which is applied at every closing to closely monitor the remaining value of the aircraft.

Depending on which party assumes the risks and rewards of ownership of a financed aircraft, the assets relating to sales financing are accounted for **on the balance sheet** either as (i) an operating lease (see Note 12, "Property, plant and equipment") or (ii) a loan from aircraft financing or (iii) a finance lease receivable (see Note 13, "Investments in associates, other investments and long-term financial assets") or (iv) in inventory. As of 31st December 2004, related accumulated impairment amounts to €532 million (2003: €590 million) for operating lease and €466 million (2003: €431 million) for loans and finance lease. €33 million (2003: €38 million) are recorded as part of provisions for aircraft financial risks (see Note 19 (d), "Other provisions").

Certain sales financing transactions include the sale and lease back of the aircraft with a third party lessor under operating lease. Unless the Group has sold down the relating operating lease commitments to third parties, which assume liability for the payments, it is exposed to future lease payments. Future nominal **operating lease payments** that result from aircraft sales financing transactions are recorded **off balance sheet** and are scheduled to be paid as follows:

in €m	
not later than 2005	170
later than 2005 and not later than 2009	724
later than 2009	935
Total	**1,829**
Of which commitments where the transaction has been sold to third parties	(1,124)
Total aircraft lease commitments where EADS bears the risk (not discounted)	**705**

1.2 Financial statements (continued)

Other notes to the IFRS consolidated financial statements

Total aircraft lease commitments of €1,829 million as of 31st December 2004, arise from aircraft head-leases and are typically backed by corresponding sublease income from customers with an amount of €1,378 million. A large part of these lease commitments (€1,124 million as of 31 st December 2004) arises from transactions that were sold down to third parties, which assume liability for the payments. EADS determines its gross exposure to such operating leases as the present value of the related payment streams. The difference between gross exposure and the estimated value of underlying aircraft used as collateral, the net exposure, is provided for in full with an amount of €433 million as of 31st December 2004, as part of the provision for aircraft financial risk (see Note 19d, "Other provisions").

As of 31st December 2004 and 2003, the total consolidated – **on and off balance sheet** – Commercial Aviation Sales Financing Exposure is as follows (Airbus 100% and ATR 50%):

in €m	31st December 2004	31st December 2003
Total gross exposure	3,681	4,225
Estimated fair value of collateral (aircraft)	(2,216)	(2,594)
Net exposure (fully provided for)	**1,465**	**1,631**

Detail of provisions/accumulated impairments are as follows:

in €m	31st December 2004	31st December 2003
Accumulated impairment on operating leases (see Note 12, "Property plant and equipment")	532	590
Accumulated impairment on loans from aircraft financing and finance leases (see Note 13, "Investments in associates, other investments and long-term financial assets")	466	431
Accumulated impairment on inventories	1	27
Provisions for aircraft financial risk (on balance sheet) (see Note 19 (d), "Other provisions")	33	38
Provisions for aircraft financial risk (commitment off balance sheet) (see Note 19 (d), "Other provisions")	433	545
Total provisions/accumulated impairments for sales financing exposure	**1,465**	**1,631**

Asset value guarantees – Certain sales contracts may include the obligation of an asset value guarantee whereby Airbus or ATR guarantee a portion of the value of an aircraft at a specific date after its delivery. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the asset value guarantee related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding asset value guarantees are distributed through 2018. If the present value of the guarantee given exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease (see Note 12, "Property, plant and equipment" and Note 22, "Deferred income"). In addition, EADS is contingently liable in case asset value guarantees with less than 10% are provided to customers as part of aircraft sales. Counter guarantees are negotiated with third parties and reduce the risk to which the group is exposed. As of 31st December 2004 the nominal value of asset value guarantees provided to airlines, that do not exceed the 10% criteria, amount to €810 million, excluding €413 million where the risk is considered to be remote. In many cases the risk is limited to a specific portion of the residual value of the aircraft. The present value of the risk inherent to the given asset value guarantees where a settlement is being considered as probable is fully provided for and included in the total amount of provisions for asset value risks of €473 million (see Note 19 (d): "Other provisions"). This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account.

Because exercise dates for asset value guarantees are on average in the 10th year following aircraft delivery, asset value guarantees issued in 2004 will generally not be exercisable prior to 2014, and, therefore, an increase in near-term exposure is not expected.

Despite the underlying collateral, if Airbus should be unable to honour its obligations under sales financing transactions and asset value guarantees, certain EADS and BAES group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to 1st January 2001. EADS' exposure to liabilities incurred by Airbus following 1st January 2001 is limited by its status as a shareholder in Airbus S.A.S. With respect to ATR, each shareholder is jointly and severally liable to third parties without limitation. Amongst the shareholders, the liability is limited to each partner's proportionate share.

While **backstop commitments** to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR exposure to unacceptable credits, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Pension commitments - EADS has several common investments with BAES, of which the most significant in terms of employees are Airbus and MBDA. In respect of each investment, for so long as BAES remains a shareholder, UK employees may stay in the BAES pensions schemes, which currently qualify as defined benefit plans. According to UK Accounting Standard FRS 17, BAES has disclosed for its pension schemes in UK and US a net (after tax) pension liability as of 31st December 2004 in a total amount of GBP 2,990 million. As participants in the BAES schemes, EADS investments are potentially affected by any shortfall of BAES schemes. However, the agreements between EADS and BAES have the effect of capping the contributions that the investment has to make to the pension scheme for a certain period of time (e.g. until 2011 for Airbus). Any additional contribution would be paid by BAES. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. At present, EADS has only limited information about how the underfunding could impact the investments after the period of contribution caps has expired. Consequently, EADS expenses the contributions made to the pension scheme as if the plans were defined contribution plans.

Other commitments - Other commitments comprise contractual guarantees and performance bonds to certain customers as well as commitments for future capital expenditures.

Future nominal **operating lease payments** (for EADS as a lessee) for rental and lease agreements (not relating to aircraft sales financing) amount to €976 million as of 31st December 2004, and relate mainly to procurement operations (e.g., facility leases, car rentals). Maturities are as follows:

in €m	
Not later than 2005	97
later than 2005 and not later than 2009	296
later than 2009	583
Total	**976**

26. Information about financial instruments

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management and limitation of the foreign exchange currency risks at EADS is generally carried out by a central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of established treasury committees and the Group's Divisions and Business Units.

Market risk

Currency risk - EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to US Dollar sales, mainly from the activities of Airbus. This hedge portfolio covers the majority of the Group's highly probable transactions.

Significant parts of EADS' revenues are denominated in US Dollars, whereas a major portion of its costs is incurred in Euros and to a smaller extent in GBP. Consequently, to the extent that EADS does not use financial instruments to cover its net current and future foreign currency exchange rate exposure, its profits are affected by changes in the Euro-US Dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits.

For financial reporting purposes, EADS designates a portion of the total firm future cash flows as the hedged position to cover its net foreign currency exposure, as described in the following paragraph. As hedging instruments, EADS primarily uses foreign currency forwards and option contracts.

EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted sales in US Dollar for the following year up to 2011. The hedged items are defined as first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the flows to be hedged is decided by a treasury committee and can cover up to 100% of the equivalent of the net US Dollar exposure. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the internally audited order book or is very likely to materialize in view of contractual evidence. The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

The company also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally USD and GBP. Gains or losses relating to such embedded foreign currency derivatives are reported in other financial result.

Interest rate risk - The Group uses an asset and liability management approach with the objective to limit its interest rate risk. The Group undertakes to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of interest rate derivatives in order to minimize risks and financial impacts.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item. Regarding cash, EADS is mainly investing in short-term instruments and/or instruments that are related to a floating interest index in order to further minimize any interest risk in its cash and securities portfolio.

Price Risk - The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which generally are short term and subject to only an insignificant price risk. Therefore, the Group assesses its exposure towards price risk as minor.

Liquidity risk

The Group's policy is to maintain sufficient cash and cash equivalents at any time to meet its present and future commitments. This is safeguarded by the reported total amount of the Group's cash and cash equivalents, which is further supported by a substantial amount of unused committed credit facility (€2.0 bn as 31st December 2004). On a daily basis, EADS invests any surplus cash mainly in non-speculative highly liquid financial instruments, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which are generally short term.

Credit risk

EADS is exposed to credit risk to the extent of non-performance by either its customers (e.g., airlines) or its counterparts with regards to financial instruments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited. Sales of products and services are made to customers with an appropriate credit history. Cash transactions and derivative counterparts are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparts of financial transactions, based at a minimum on their credit ratings as published by Standard & Poors, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

b) Notional amounts

The contract or notional amounts of derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2004 in €m	Remaining period not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales contracts	7,780	19,829	1,277	28,886
Structured USD forward: Purchased USD call options	180	452	0	632
Purchased USD put options	180	452	0	632
Written USD call options	180	452	0	632
FX swap contracts	189	102	0	291

Year ended 31st December 2003 in €m	Remaining period not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales contracts	7,104	22,581	3,604	**33,289**
Purchased USD put options	285	0	0	**285**
USD swap contracts	1,800	0	0	**1,800**

The notional amounts of interest rate contracts are as follows, specified by year of expected maturity:

Year ended 31st December 2004 in €m	Remaining period not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Interest Rate Contracts:	30	298	2,818	**3,146**

Year ended 31st December 2003 in €m	Remaining period not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Interest Rate Contracts:	0	802	2,964	**3,766**

Included in the interest rate contracts are interest rate swaps and interest rate caps.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market environment.

The following interest rate curves are used in the determination of the fair value in respect of the financial instruments as of 31st December 2004 and 2003:

31st December 2004 Interest rate in %	EUR	USD	GBP
6 months	2.25	2.78	4.78
1 year	2.45	3.12	4.79
5 years	3.16	4.00	4.86
10 years	3.75	4.64	4.86

31st December 2003 Interest rate in %	EUR	USD	GBP
6 months	2.19	1.18	4.16
1 year	2.33	1.42	4.35
5 years	3.73	3.77	4.95
10 years	4.52	4.90	5.04

1.2 Financial statements (continued)

Other notes to the IFRS consolidated financial statements

The carrying amounts and fair values of the Group's financial instruments are as follows:

in €m	31st December 2004 Carrying amount	31st December 2004 Fair value	31st December 2003 Carrying amount	31st December 2003 Fair value
Balance Sheet Treasury Instruments				
Assets:				
Other investments and long-term financial assets	2,352	2,352	2,489	2,489
Securities	466	466	468	468
Cash and cash equivalents	8,718	8,718	7,404	7,404
Liabilities:				
Financial liabilities	5,126	5,411	4,767	4,776
Derivative Financial Instruments				
Currency contracts with positive fair values	8,925	8,925	7,932	7,932
Currency contracts with negative fair values	(95)	(95)	(18)	(18)
Interest rate contracts with positive fair values	23	23	32	32
Interest rate contracts with negative fair values	(86)	(86)	(82)	(82)
Embedded foreign currency derivatives with positive fair values	86	86	96	96

The fair value of financial liabilities as of 31st December 2004 has been estimated including all future interest payments and also reflects the interest rate as stated in the tables above.

The European Governments refundable advances of €5,119 million (in 2003: €4,851 million) are measured at amortized cost; a fair value can not be measured reliably due to their risk sharing nature and uncertainty about the repayment dates.

The development of the foreign exchange rate hedging instruments recognized in AOCI is as of 31st December 2004 and 2003 as follows:

in €m	Shareholders' equity	Minority interests	Total
1st January 2003	**1,498**	**416**	**1,914**
Unrealized gains and losses from valuations, net	3,292	776	4,068
Reclassification to the Consolidated Income Statement, net	(768)	(177)	(945)
Changes in fair values of hedging instruments, net	2,524	599	3,123
31st December 2003/ 1st January 2004	**4,022**	**1,015**	**5,037**
Unrealized gains and losses from valuations, net	1,596	390	1,986
Reclassification to the Consolidated Income Statement, net	(1,118)	(258)	(1,376)
Changes in fair values of hedging instruments, net	478	132	610
31st December 2004	**4,500**	**1,147**	**5,647**

Financial Assets and Liabilities – Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations like estimates as of 31st December 2004 and 2003, which are not necessarily indicative of the amounts that the Company would record upon further disposal/termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers – The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt, short-term debt – Neither long term nor short term debt is classified as liabilities held for trading.

Securities – The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date.

Currency and Interest Rate Contracts – The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of 31st December 2004 and 2003.

27. Stock-based compensation

a) Stock Option Plans

Based on the authorization given to it by the shareholders' meetings (see dates below), the Group's Board of Directors approved (see dates below) stock option plans in 2004, 2003, 2002, 2001 and 2000. These plans provide to the members of the Executive Committee as well as to the Group's senior management the grant of options for the purchase of EADS shares.

For the 2004 stock option plan, analogous to all of EADS' previous existing stock option plans, the granted exercise price was exceeding the share price at grant date. Therefore, no compensation expense has been recognized.

The principal characteristics of these options are summarized in the tables below:

	First Tranche	Second Tranche	Third Tranche
Date of shareholders' meeting	24th May 2000	24th May 2000	10th May 2001
Date of Board of Director meeting (grant date)	26th May 2000	26th October 2000	12th July 2001
Number of options granted	5,324,884	240,000	8,524,250
Number of options outstanding	4,635,900	238,000	7,490,225
Total number of eligible employees	850	34	1,650
Exercise Date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures.		
Expiry date	Tenth anniversary of the date of the grant of the option		
Conversion Right	One option for one share		
Vested	100% vested	100% vested	100% vested
Exercise Price	Euro 20.90	Euro 20.90	Euro 24.66
Exercise Price Conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	90,500	0	0

1.2 Financial statements (continued)

Other notes to the IFRS consolidated financial statements

	Fourth Tranche	Fifth Tranche	Sixth Tranche
Date of shareholders' meeting	10th May 2001	6th May 2003	6th May 2004
Date of Board of Director meeting (grant date)	9th August 2002	10th October 2003	8th October 2004
Number of options granted	7,276,700	7,563,980	7,777,280
Number of options outstanding	6,777,828	7,456,440	7,777,280
Total number of eligible employees	1,562	1,491	1,495
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each annual general meeting of shareholders or the date of announcement of annual or semi-annual results or quarterly figures. As regards to the sixth tranche, part of the options granted to the top EADS Executives are performance related.		
Expiry date	Tenth anniversary of the date of the grant of the option		
Conversion Right	One option for one share		
Vested	50%	0%	0%
Exercise Price	Euro 16.96	Euro 15.65	Euro 24.32
Exercise Price Conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	262,647	9,600	0

The following table summarizes the development of the number of stock options:

First & Second Tranche	Options granted	Balance at 1st January	Number of Options Exercised	Forfeited	Balance at 31st December
2000	5,564,884	–	–	(189,484)	5,375,400
2001	–	5,375,400	–	–	5,375,400
2002	–	5,375,400	–	–	5,375,400
2003	–	5,375,400	–	(75,000)	5,300,400
2004	–	5,300,400	(90,500)	(336,000)	4,873,900

Third Tranche	Options granted	Balance at 1st January	Number of Options Exercised	Forfeited	Balance at 31st December
2001	8,524,250	–	–	(597,825)	7,926,425
2002	–	7,926,425	–	–	7,926,425
2003	–	7,926,425	–	(107,700)	7,818,725
2004	–	7,818,725	–	(328,500)	7,490,225

Fourth Tranche	Options granted	Balance at 1st January	Number of Options Exercised	Forfeited	Balance at 31st December
2002	7,276,700	–	–	(600)	7,276,100
2003	–	7,276,100	–	(70,125)	7,205,975
2004	–	7,205,975	(262,647)	(165,500)	6,777,828

Fifth Tranche	Options granted	Balance at 1st January	Number of Options Exercised	Forfeited	Balance at 31st December
2003	7,563,980	–	–	–	7,563,980
2004	–	7,563,980	(9,600)	(97,940)	7,456,440

Sixth Tranche	Options granted	Balance at 1st January	Number of Options Exercised	Forfeited	Balance at 31st December
2004	7,777,280	–	–	–	7,777,280
Total	**36,707,094**	**–**	**(362,747)**	**(1,968,674)**	**34,375,673**

b) Employee Stock Ownership Plan (ESOP)

In 2004, the Board of Directors approved an additional ESOP following four ESOPs established in 2003, 2002, 2001 and in 2000. For the 2004 ESOP, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was €18.00. The subscription price for tranche B was the higher of the subscription price for tranche A or 80% of the average opening market price for EADS shares on the Paris stock exchange over the twenty trading days preceding 8th October 2004, resulting in a subscription price of €18.00.

During a lockup period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid as well as have the ability to vote at the annual shareholder meetings. EADS sold 2,017,822 ordinary shares with a nominal value of €1.00 under both tranches. No compensation expense was recognized in connection with the ESOP 2004.

28. Related party transactions

Related parties – The Group has entered into various transactions with related companies in 2004, 2003 and 2002 that have all been carried out in the normal course of business. As is the Group's policy, all related party transactions have to be carried out at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Aeronautics, Defence & Security Systems, and Space divisions.

Remuneration – Remuneration and related costs of the members of the Board of Directors and former Directors amount to €8.79 million as of 31st December 2004 (2003: €8.01 million). Since the exercise price for stock options granted to Directors exceeded the share price at grant date, this amount does not comprise compensation cost for stock-based compensation. EADS has not provided any loans to/advances to/guarantees on behalf of (retired) Directors. Reference is made to Note 27, "Stock-based compensation", in this document and to Note 8, "Remuneration", of the Notes to EADS N.V. Financial Statements.

29. Investment property

The Group owns investment property accounted for under property, plant and equipment, mainly contributed by Dasa to EADS, that is leased to third parties. The investment property contributed by Dasa was recorded at fair value as of 1st July 2000. For the purposes of IAS 40, "Investment property", disclosure requirements, EADS developed the fair values of investment property based on the values on the opening balance sheet of EADS.

The fair values have been determined by using market based multiplier for estimated rental income or using available market prices.

Buildings held as investment property are depreciated on a linear basis over their useful life up to 20 years. The values assigned to investment property are as follows:

in €m	Historical cost	Accumulated depreciation 31st December 2003	Book value 31st December 2003	Depreciation Amortisation	Disposal	Transfer	Accumulated depreciation 31st December 2004	Net at 31st December 2004
Book value of Investment Property	283	(42)	241	(50)	(9)	(23)	(92)	159

As of 31st December 2004, the fair value of the Group's investment property amounts to €159 million. Related rental income in 2004 is €9 million with direct operating expenses amounting to €5 million.

Included in the depreciation is an impairment charge of €40 million recognized in cost of sales.

30. Interest in Joint Ventures

The Group's principal investments in joint ventures and the proportion of ownership are included in Appendix "Information on principal investments". Joint ventures are consolidated for using the proportionate method.

The following amounts represent the Group's aggregate share of the assets and liabilities and income and expenses of the joint ventures:

in €m	2004	2003
Fixed assets	589	572
Non-fixed assets	1,805	1,745
Provisions	187	176
Liabilities	1,671	1,599
Revenues	1,732	1,471
Profit from ordinary activities	99	88
Net income	78	76

31. Earnings Per Share

Basic earnings per share - Basic earnings per share is calculated by dividing net income (loss) attributable to shareholders by the weighted average number of issued ordinary shares during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	2004	2003	2002
Net income/(loss) attributable to shareholders	€1,030 m	€152 m	€(299) m
Weighted average number of ordinary shares	801,035,035	800,957,248	804,116,877
Basic earnings per share	€1.29	€0.19	€(0.37)

Diluted earnings per share - For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. In 2004, the average share price of EADS exceeded the exercise price of the stock options under the 4th and 5th stock option plans. Hence, 3,047,837 shares were considered in the calculation of diluted earnings per share. In 2002 and 2003, there was no dilution impact of shares under all existing stock option plans. As a consequence, the weighted average number of shares outstanding were the same for both basic and diluted earnings per share.

	2004	2003	2002
Net income/(loss) attributable to shareholders	€1,030 m	€152 m	€(299) m
Weighted average number of ordinary shares	804,082,872	800,957,248	804,116,877
Diluted earnings per share	€1.28	€0.19	€(0.37)

32. Number of Employees

The number of employees at 31st December 2004 is 110,662 as compared to 109,135 at 31st December 2003.

33. Events after the balance sheet date

In February 2005, EADS has sold its Enterprise Telephony Business to Aastra. This business has generated revenues of €164 million in Defence & Security Systems division in 2004.

The financial statements have been authorized for issuance by the Board of Directors on 8th March 2005.

1.2 Financial statements (continued)

Notes to the consolidated financial statements – Consolidation scope

"Information on principal investments" – Consolidation Scope

	2004	%	2003	%	Company	Head office
Airbus						
	F	80.00	F	80.00	128829 Canada Inc.	Canada
	F	80.00	F	80.00	A 320 Financing limited	Ireland
	F	80.00	F	80.00	AA Credit Aircraft Leasing Limited	Isle Of Man
	F	80.00	F	80.00	AFC USA 1 inc	USA
	F	80.00	F	80.00	AFS (Cayman) Ltd	Ireland
	F	80.00	F	80.00	AFS Cayman 11 Limited	Cayman Isle
	F	80.00	F	80.00	AFS Cayman Aerospace Limited	Ireland
	F	80.00	F	80.00	AI leasing Inc.	U.S.A.
	F	80.00	F	80.00	AI Participations S.A.R.L.	Blagnac (France)
	F	80.00	F	80.00	AIFI LLC	Isle Of Man
	F	80.00	F	80.00	AIFS (Cayman) ltd.	Cayman Isle
	F	80.00	F	80.00	AIFS Cayman Liquidity ltd.	Cayman Isle
	F	80.00	F	80.00	AIFS Leasing Company Limited	Ireland
	F	80.00	F	80.00	AINA Inc.	U.S.A.
	F	80.00	F	80.00	Airbus China limited	Hong-Kong
	F	80.00	F	80.00	Airbus Deutschland GmbH	Hamburg (Germany)
	F	80.00	F	80.00	Airbus Espana SL	Madrid (Spain)
	F	80.00	F	80.00	Airbus Finance Company Ltd	Dublin (Ireland)
	F	80.00	F	80.00	Airbus Financial Service Holdings ltd.	Ireland
	F	80.00	F	80.00	Airbus Financial Service ltd.	Ireland
	F	80.00	F	80.00	Airbus France S.A.S	Toulouse (France)
	F	80.00	F	80.00	Airbus Holding SA	France
	F	80.00	F	80.00	Airbus Industrie Financial Service Holdings B.V.	Netherlands
			F	80.00	Airbus Industrie G.I.E.	Blagnac (France)
	F	80.00	F	80.00	Airbus Invest	Toulouse (France)
	F	80.00	F	80.00	Airbus North America engineering (in 2003: Wichita)	U.S.A.
	F	80.00	F	80.00	Airbus North American Holdings Inc. (AINA)	U.S.A.
	F	80.00	F	80.00	Airbus S.A.S	Toulouse (France)
	F	80.00	F	80.00	Airbus Service Company Inc. (ASCO)	U.S.A.
	F	80.00	F	80.00	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
	F	80.00	F	80.00	Airbus UK Limited	UK
	F	80.00	F	80.00	Aircabin GmbH	Laupheim (Germany)
	E	16.00	E	16.00	Alexandra Bail G.I.E	France
	F	80.00	F	80.00	Avaio Aerospace Limited	Ireland
	F	80.00	F	80.00	Avaio Aviation Limited	Ireland
	F	80.00	F	80.00	Avaio International Limited	Ireland
	F	80.00	F	80.00	Avaio Leasing Limited	Ireland
	F	80.00	F	80.00	Avaio Limited	Isle Of Man
	F	80.00	F	80.00	Aviateur Aerospace Limited	Ireland

1.2 Financial statements (continued)

Notes to the consolidated financial statements – Consolidation scope

	2004	%	2003	%	Company	Head office
	F	80.00	F	80.00	Aviateur Eastern Limited	Ireland
	F	80.00	F	80.00	Aviateur Finance Limited	Ireland
	F	80.00	F	80.00	Aviateur International Limited	Ireland
	F	80.00	F	80.00	Aviateur Leasing Limited	Ireland
	F	80.00	F	80.00	Aviateur Limited	Ireland
	E	26.40			Avion Capital Limited	Ireland
	F	80.00	F	80.00	Avion Finance Limited	Ireland
	F	80.00	F	80.00	AVSA Canada Inc.	Canada
	F	80.00	F	80.00	AVSA SARL	Blagnac (France)
	F	80.00	F	80.00	KID-Systeme GmbH	Buxtehude (Germany)
	F	80.00	F	80.00	Norbus	U.S.A.
	F	80.00	F	80.00	Star Real Estate SAS	Boulogne (France)
	F	80.00	F	80.00	Total Airline Service Company	United Arab Emirates
Additionally consolidated are 45 SPE's						
Defence & Security Systems						
	F	100.00	F	100.00	Aircraft Services Lemwerder GmbH	Lemwerder (Germany)
	P	37.50	P	37.50	ALKAN	Valenton (France)
	F	100.00	F	100.00	Apsys	France
	F	99.99	F	99.99	ARC	CA, USA
	F	55.00	F	55.00	Aviation Defense Service S.A.	Saint-Gilles (France)
	P	50.00	P	50.00	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn (Germany)
	F	100.00	F	100.00	Cogent Defence & Security Networks	Newport, Wales (UK)
	F	100.00	F	100.00	Dornier Flugzeugwerft GmbH	Manching (Germany)
	F	93.58	F	93.58	Dornier Services GmbH	Friedrichshafen (Germany)
	F	93.58	F	93.58	Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
	F	100.00	F	100.00	EADS CASA Military Aircraft	Madrid (Spain)
	F	100.00	F	100.00	EADS Defence & Security Systems SA	Velizy (France)
	F	100.00	F	100.00	EADS Deutschland GmbH – Military Aircraft TB 51	Munich (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH – VA (Restaktivitäten)	Unterschleißheim (Germany)
	F	100.00	F	100.00	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
	F	100.00	F	100.00	EADS Operations & Services UK	UK
	F	100.00	F	100.00	EADS Services	Boulogne (France)
	F	100.00	F	100.00	EADS System & Defence Electronics Belgium	Oostkamp (Belgium)
	F	100.00	F	100.00	EADS Telecom Benelux	Bruxelles (Belgium)
	F	100.00	F	100.00	EADS Telecom Danmark	Copenhague (Denmark)
	F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Ulm (Germany)

1.2 Financial statements (continued)

Notes to the consolidated financial statements – Consolidation scope

2004	%	2003	%	Company	Head office
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Untershleissheim (Germany)
F	100.00	F	100.00	EADS Telecom Espana	Madrid (Spain)
F	100.00	F	100.00	EADS Telecom Federal Systems Division	San Antonio, TX, USA
F	100.00	F	100.00	EADS Telecom Inc	Dallas, Texas (USA)
F	100.00	F	100.00	EADS Telecom Mexico SA de CV	Mexico DF (Mexico)
F	98.95	F	98.95	EADS Telecom North America Inc	Dallas, Texas (USA)
F	100.00	F	100.00	EADS Telecom SAS	Bois d'Arcy (France)
F	100.00	F	100.00	EADS Telecom Spa	Milan (Italy)
F	100.00	F	100.00	EADS Telecom UK Ltd	Newport, Wales (UK)
F	100.00	F	100.00	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	Ewation GmbH	Ulm (Germany)
F	100.00	F	100.00	Fairchild Controls Corporation	Frederick Maryland (USA)
F	100.00	F	100.00	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
P	50.00	P	50.00	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
F	100.00	F	100.00	Germantown Holding Company	Frederick Maryland (USA)
F	100.00	F	100.00	Gesellschaft für Flugzieldarstellung mbH	Germany
F	100.00	F	100.00	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
F	98.95	F	98.95	Intecom Holding ULC	Dallas, Texas (USA)
F	100.00	F	100.00	International Test & Services	Velizy (France)
F	81.25	F	81.25	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
F	100.00	F	100.00	LFK Objekt Nabern GmbH & Co.KG	Unterschleißheim (Germany)
F	100.00	F	100.00	M.C.N. SAT HOLDING	Velizy (France)
F	100.00	F	100.00	M.P. 13	Paris (France)
P	50.00	P	50.00	Maîtrise d'Oeuvre SyStème	Issy les Moulineaux (France)
F	100.00	F	100.00	Manhattan Beach Holdings Co.	Frederick Maryland (USA)
P	37.50	P	37.50	Marconi Overside Ldt.	Chelmsford (UK)
F	100.00	F	100.00	Matra Aerospace Inc.	Frederick Maryland (USA)
F	100.00	F	100.00	Matra Défense	Velizy (France)
P	37.50	P	37.50	Matra Electronique	La Croix Saint-Ouen (France)
F	100.00	F	100.00	Matra Holding GmbH	Frankfurt (Germany)
P	37.50	P	37.50	MBDA France	Velizy (France)
P	37.50	P	37.50	MBDA Holding	Velizy (France)
P	37.50	P	37.50	MBDA Inc	Westlack, CA (USA)
P	37.50	P	37.50	MBDA Italy SpA	Roma (Italy)

1.2 Financial statements (continued)

Notes to the consolidated financial statements – Consolidation scope

	2004	%	2003	%	Company	Head office
	P	37.50	P	37.50	MBDA M S.A.	Chatillon sur Bagneux (France)
	P	37.50	P	37.50	MBDA SAS	Velizy (France)
	P	37.50	P	37.50	MBDA Services	Velizy (France)
	P	37.50	P	37.50	MBDA Treasury	Jersey (UK)
	P	37.50	P	37.50	MBDA UK Ltd.	Stevenage, Herts (UK)
			F	100.00	MULTICOMS	Vélizy (France)
	F	100.00	F	100.00	Operations Services Germany	Unterschleißheim (Germany)
	F	80.00	F	80.00	Pentastar Holding	Paris (France)
	F	100.00	F	100.00	Proj2	Paris (France)
	P	50.00	P	50.00	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
	F	98.95	F	98.95	Pyderion Contact Technologies Inc.	Dallas, Texas (USA)
	F	100.00			Racal Instruments US	San Antonio, Texas (USA)
	F	100.00			Racal Instruments UK	Wimborne, Dorset, UK
	E	33.00	E	33.00	Reutech Radar Systems (Pty) Ltd.	Stellenbosch (South Africa)
	E	18.75	E	18.75	Roxel	Saint-Médard-en-Jalles (France)
	F	100.00	F	100.00	Sycomore S.A.	Boulogne-Billancourt (France)
	F	67.00	F	67.00	TAURUS Systems GmbH	Schrobenhausen (Germany)
	P	50.00	P	50.00	TDA – Armements S.A.S.	La Ferte Saint Aubin (France)
	F	98.00	F	98.00	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
	E	25.00	E	25.00	Telefunken (in 2003: EADS Radio Communication Systems GmbH & Co. KG)	Ulm, Germany
	F	100.00	F	100.00	TYX Corp.	Reston, VA, USA
	E	50.00	E	50.00	United Monolithic Semiconductors France SAS	Orsay (France)
	E	50.00	E	50.00	United Monolithic Semiconductors Holding	Orsay (France)
	E	50.00	E	50.00	United Monolithics Semiconductor GmbH	Ulm (Germany)
	F	90.00			UTE CASA A.I.S.A.	Madrid (Spain)
Space						
	F	100.00	F	100.00	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
	F	100.00	F	100.00	EADS Astrium GmbH	Munich (Germany)
	F	100.00	F	100.00	EADS Astrium Jersey Ltd.	Jersey (UK)
	F	100.00	F	100.00	EADS Astrium Ltd.	Stevenage (UK)
	F	100.00	F	100.00	EADS Astrium N.V.	The Hague (Netherlands)
	F	100.00	F	100.00	EADS Astrium SAS	Toulouse (France)
	F	100.00	F	100.00	EADS CASA Espacio S.L.	Madrid (Spain)

	2004	%	2003	%	Company	Head office
	F	100.00	F	100.00	EADS Deutschland GmbH – Space Services	Munich (Germany)
	F	68.40	F	68.40	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
	F	100.00	F	100.00	EADS Space B.V.	Amsterdam (Netherlands)
	F	100.00			EADS Space Management & Services SAS	Paris (France)
	F	100.00	F	100.00	EADS Space Transportation (Holding) SAS	Paris (France)
	F	100.00	F	100.00	EADS Space Transportation GmbH	Munich (Germany)
	F	100.00	F	100.00	EADS Space Transportation N.V.	Amsterdam (Netherlands)
	F	100.00	F	100.00	EADS Space Transportation SAS	Les Muraux (France)
	F	100.00	F	100.00	Global DASA LLC	New York (USA)
	F	100.00			Infoterra GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	Infoterra Ltd	Southwood (UK)
	F	100.00	F	100.00	Matra Marconi Space UK Ltd.	Stevenage (UK)
	F	100.00	F	100.00	MMS Systems Ltd	Stevenage (UK)
	E	47.40	E	47.40	Nahuelsat S.A.	Buenos Aires (Argentina)
	F	100.00	F	100.00	Paradigm Secure Communications (Holding) Ltd.	Stevenage (UK)
	F	100.00	F	100.00	Paradigm Secure Communications Ltd	Stevenage (UK)
	F	100.00	F	100.00	Paradigm Services Ltd	Stevenage (UK)
	F	100.00	F	100.00	TESAT-Spacecom Geschäftsführung GmbH	Backnang (Germany)
	F	100.00	F	100.00	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Military Transport Aircraft						
	F	76.12	F	76.12	Airbus Military S.L.	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA North America, Inc	Chantilly/Virginia (USA)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
	F	75.00			EADS PZL "WARSZAWA-OKECIE" S.A.	Warsaw (Poland)
Aeronautics						
	F	80.00	F	80.00	Aerobail GIE	Paris (France)
	F	100.00	F	100.00	American Eurocopter Corp.	Dallas, Texas (USA)
	F	60.00	F	60.00	American Eurocopter LLC	Dallas, Texas (USA)
	P	50.00	P	50.00	ATR Eastern Support	Singapour (Singapour)
	P	50.00	P	50.00	ATR GIE	Toulouse (France)
	P	50.00	P	50.00	ATR International SARL	Toulouse (France)
	P	50.00	P	50.00	ATR North America Inc	Washington D.C. (USA)
	P	50.00	P	50.00	ATR Training Center SARL	Toulouse (France)
	P	50.00	P	50.00	ATRiam Capital Ltd	Dublin (Ireland)
	F	50.10	F	50.10	Composites Aquitaine S.A.	Salaunes (France)
	F	50.00	F	50.00	Composites Atlantic Ltd.	Halifax (Canada)
	F	88.00	F	88.00	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)

1.2 Financial statements (continued)

Notes to the consolidated financial statements – Consolidation scope

2004	%	2003	%	Company	Head office
F	100.00	F	100.00	EADS ATR S.A.	Toulouse (France)
F	100.00	F	100.00	EADS EFW Beteiligungs- und Verwaltungsgesellschaft GmbH	Munich (Germany)
E	49.99	F	100.00	EADS Revima APU S.A.	Caudebec en Caux (France)
F	100.00	F	100.00	EADS Revima S.A.	Tremblay en France (France)
F	100.00	F	100.00	EADS Seca S.A.	Le Bourget (France)
F	100.00	F	100.00	EADS Socata S.A.	Le Bourget (France)
F	100.00	F	100.00	EADS Sogerma S.A.	Mérignac (France)
F	50.10	F	50.10	EADS Sogerma Tunisie	Monastir (Tunisia)
F	100.00	F	100.00	Elbe Flugzeugwerke GmbH	Dresden (Germany)
F	75.00	F	75.00	Eurocopter South East Asia	Singapore (Singapore)
F	100.00	F	100.00	Eurocopter Canada Ltd.	Ontario (Canada)
F	100.00	F	100.00	Eurocopter Deutschland GmbH	Donauwörth (Germany)
F	100.00			Eurocopter España S.A.	Madrid (Spain)
F	100.00	F	100.00	Eurocopter Holding S.A.	Paris (France)
F	100.00	F	100.00	Eurocopter S.A.	Marignane (France)
F	76.52	F	76.52	Helibras – Helicopteros do Brasil S.A.	Itajuba (Brazil)
F	100.00	F	100.00	Maroc Aviation S.A.	Casablanca (Morocco)
F	100.00	F	100.00	Noise Reduction Engineering B.C.	Washington D.C. (USA)
F	100.00	F	100.00	Socata Aircraft Inc.	Miami, Florida (USA)
F	100.00	F	100.00	Sogerma America Barfield B.C.	Miami, Florida (USA)
F	100.00	F	100.00	Sogerma Drawings S.A.	Mérignac (France)
Additionally consolidated are 41 SPE's					
Headquarters					
F	100.00	F	100.00	Airbus Financial Company Holding B.V.	Dublin (Ireland)
F	75.00	F	75.00	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
E	46.22	E	46.03	Dassault Aero Service	
E	46.22	E	46.03	Dassault Assurances Courtage	
E	46.22	E	46.03	Dassault Aviation	Paris (France)
E	46.22	E	46.03	Dassault Falcon Jet and subsidiaries	Teterboro NJ (USA)
E	46.22	E	46.03	Dassault Falcon Service	
E	46.22	E	46.03	Dassault International France	Vaucresson (France)
E	46.22	E	46.03	Dassault International Inc	Paramus NJ (USA)
F	93.58	F	93.58	Dornier Zentrale	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS CASA France	Paris (France)
F	100.00	F	100.00	EADS CASA S.A. (Headquarters)	Madrid (Spain)
F	100.00	F	100.00	EADS Deutschland GmbH – Zentrale	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, FO – Forschung	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, LO – Liegenschaften OTN	Munich (Germany)

2004	%	2003	%	Company	Head office
F	100.00			EADS Finance B.V.	Amsterdam (Netherlands)
F	100.00	F	100.00	EADS France	Paris (France)
F	100.00	F	100.00	EADS North America Inc.	Washington (USA)
F	100.00	F	100.00	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
F	93.58			EADS Real Estate Dornier Grundstücke GmbH & Co. KG	Taufkirchen (Germany)
E	46.22	E	46.03	IPS	
E	46.22	E	46.03	Société Toulouse Colomiers	
E	46.22	E	46.03	Sogitec Industries	Suresnes (France)

F: Fully consolidated

P: Proportionate

E: Equity method

The respective stated percentage of ownership is considered to represent the direct participation in the company.

Auditors' Report

Introduction

We have audited the accompanying IFRS consolidated financial statements of EADS N.V., Amsterdam for the year 2004. These IFRS consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these IFRS consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the IFRS consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the IFRS consolidated financial statements give a true and fair view of the company's financial position as of 31st December 2004 and of the result for the year then ended in accordance with International Financial Reporting Standards.

Rotterdam, 8th March 2005:
KPMG Accountants N.V.

Amsterdam, 8th March 2005:
Ernst & Young Accountants

1.2 Financial statements (continued)

1.2.2 Financial Statements (Dutch GAAP)

1.2.2.1 Consolidated financial statements (Dutch GAAP)

Consolidated Income Statements for the years 2004, 2003, 2002

In millions of €	Note	2004	2003	2002
Revenues		31,761	30,133	29,901
Cost of sales		(25,510)	(24,594)	(24,465)
Gross margin		**6,251**	**5,539**	**5,436**
Selling expenses		(798)	(776)	(829)
Administrative expenses		(1,321)	(1,386)	(1,422)
Research and development expenses		(2,126)	(2,189)	(2,096)
Other income		314	196	248
Other expenses	4	(769)	(823)	(1,177)
thereof goodwill amortisation and related impairment losses	4	(592)	(567)	(936)
Income from operating activities		**1,551**	**561**	**160**
Income from investments	5	58	186	87
thereof income from associates	5	62	224	108
Interest result		(275)	(203)	(81)
Other financial result		(55)	148	21
Financial result		(272)	131	27
Income taxes		(664)	(474)	(453)
Profit (loss) from ordinary activities		**615**	**218**	**(266)**
Minority interests	6	(128)	(66)	(33)
Net income (loss)		**487**	**152**	**(299)**

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.2 Financial statements (continued)

Consolidated Balance Sheets at December 31, 2004 and 2003

in millions of €	Note	2004	2003
Assets			
Intangible assets	4	9,416	9,694
Property, plant and equipment		12,905	11,448
Investments in associates	5	1,712	1,640
Other investments and long-term financial assets		2,352	2,489
Fixed assets		**26,385**	**25,271**
Inventories		3,075	3,279
Trade receivables		4,406	4,001
Other receivables and other assets		11,105	10,280
Securities		466	468
Cash and cash equivalents		8,718	7,404
Non-fixed assets		**27,770**	**25,432**
Deferred taxes		**2,543**	**2,724**
Prepaid expenses		**951**	**951**
Total assets		**57,649**	**54,378**
Liabilities and shareholders' equity			
Capital stock		810	813
Reserves		9,711	9,589
Accumulated other comprehensive income		6,086	5,934
Treasury shares		(177)	(187)
Shareholders' equity		**16,430**	**16,149**
Minority interests	6	**2,295**	**2,179**
Provisions		**8,573**	**8,726**
Financial liabilities		5,126	4,767
Trade liabilities		5,860	5,117
Other liabilities		13,240	11,318
Liabilities		**24,226**	**21,202**
Deferred taxes		**4,134**	**3,664**
Deferred income		**1,991**	**2,458**
Total liabilities and shareholders' equity		**57,649**	**54,378**

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.2 Financial statements (continued)

Consolidated Statements of Cash Flows for the years 2004, 2003 and 2002

In millions of euros	2004	2003	2002
Net income (loss)	**487**	**152**	**(299)**
Income applicable to minority interests	128	66	33
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization of fixed assets	2,213	2,375	2,768
Valuation adjustments and CTA release	(200)	263	177
Deferred tax expenses (income)	537	(138)	255
Results on disposal of fixed assets/businesses and result of associates (equity method)	(70)	(274)	(227)
Change in provisions	(237)	246	(845)
Change in other operating assets and liabilities:	**2,155**	**2,019**	**804**
– Inventories, net	282	160	274
– Trade receivables	(403)	168	895
– Trade liabilities	756	116	(139)
– Other assets and liabilities	1,520	1,575	(226)
Cash provided by operating activities	**5,013**	**4,709**	**2,666**
Investments:			
– Purchases of intangible and fixed assets	(3,017)	(2,672)	(2,213)
– Proceeds from disposals of intangible and fixed assets	36	47	120
– Acquisitions of subsidiaries (net of cash)	(100)	(92)	(19)
– Proceeds from disposals of subsidiaries (net of cash)	0	32	84
– Payments for investments in other financial assets	(482)	(728)	(1,115)
– Proceeds from disposals of other financial assets	492	346	735
– Increase in equipment of leased assets	(656)	(279)	(101)
– Proceeds from disposals of leased assets	74	8	120
– Increase in finance lease receivables	(261)	(443)	(749)
– Decrease in finance lease receivables	110	84	150
– Dividends paid by companies valued at equity	36	38	30
Change in securities	10	336	(264)
Change in cash from changes in consolidation	9	(152)	5
Cash used for investing activities	**(3,749)**	**(3,475)**	**(3,217)**
Change in financial liabilities	474	1,132	(774)
Cash distribution paid to shareholders	(320)	(240)	(403)
Repayments/dividends to minorities	(64)	(38)	(127)
Capital increase	43	21	16
Purchase of treasury shares	(81)	(31)	(156)
Others	0	8	(3)
Cash provided by (used for) financing activities	**52**	**852**	**(1,447)**
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents	(2)	(83)	(82)
Net increase (decrease) in cash and cash equivalents	**1,314**	**2,003**	**(2,080)**
Cash and cash equivalents at beginning of period	**7,404**	**5,401**	**7,481**
Cash and cash equivalents at end of period	**8,718**	**7,404**	**5,401**

1.2 Financial statements (continued)

The following represents supplemental information with respect to cash flows from **operating activities**:

in millions of €	2004	2003	2002
Interest paid	(367)	(311)	(407)
Income taxes paid	(302)	(383)	(318)
Interest received	329	338	403
Dividends received	57	55	49

The accompanying notes are an integral part of these Consolidated Financial Statements.

1. Accounting principles applied for Dutch GAAP purposes

The financial statements of EADS N.V. and the consolidated financial statements that are included in this section are prepared on a basis consistent with generally accepted accounting principles in the Netherlands ("**Dutch GAAP**"). These accounting principles are largely in conformity with the accounting policies that are applied in the Company's primary consolidated financial statements as prepared under International Financial Reporting Standards (IFRS).

The notes to the consolidated financial statements as prepared under IFRS are an integral part of the financial statements as prepared under Dutch regulations in this section. Material differences based on differences between IFRS and Dutch GAAP are disclosed separately in this section.

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, not exceeding 20 years under Dutch GAAP. The Company assesses the recoverability by determining whether the unamortized balance of goodwill can be recovered from future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows.

2. Presentation of financial statements

In accordance with article 362:4 of the Netherlands Civil Code, the financial statements presentation in this Dutch GAAP section does not fully comply with Dutch regulations as these are presented to align entirely with the IFRS financial statements including the notes thereto. Additionally this presentation is consistent with prior reporting periods.

3. Dutch GAAP reconciliation

The accounting principles applied in the preparation of IFRS consolidated financial statements differ in some respects from those generally accepted in the Netherlands. For the determination of net income and stockholders' equity in accordance with Dutch GAAP, the following difference with IFRS has to be taken into account:

EADS decided to adapt early IFRS 3 and revised IAS 36 and IAS 38 and to apply these standards as of January 1, 2004 mainly to the abolishment of goodwill amortization. As a consequence, goodwill is no longer amortized regularly in the consolidated IFRS financial statements, but tested for impairment on an annual basis or if indicators of an impairment arise. Under Dutch law, goodwill has to be amortized on a straight-line basis over a period not exceeding 20 years. As a result, goodwill amortization and impairment charges are different from IFRS.

Reconciliation of net income from IFRS to Dutch GAAP:

in €m	2004	2003
Net income in the consolidated financial statements according IFRS	1,030	152
Goodwill amortization	(543)	–
Net income in accordance with Dutch GAAP	**487**	**152**

Earnings per share:

in Euro	2004	2003
Basic	0.61	0.19
Diluted	0.61	0.19

Reconciliation of stockholders' equity from IFRS to Dutch GAAP:

in €m	2004	2003
Stockholders' equity in the consolidated financial statements according IFRS	16,973	16,149
Goodwill amortization	(543)	–
Stockholders' equity in accordance with Dutch GAAP	**16,430**	**16,149**

1.2 Financial statements (continued)

Notes to the consolidated financial statements (Dutch GAAP)

4. Other operating expenses/Intangible assets
See note 7 and 11 to the consolidated financial statements based on IFRS.

The movement in intangible assets are detailed as follows:

In €m	Goodwill	Other Intangible Assets	Total
Balance at December 31, 2003	9,372	322	9,694
Additions	83	364	447
Amortization	(592)	(137)	(729)
Disposals	–	(7)	(7)
Others	5	6	11
Balance at December 31, 2004	**8,868**	**548**	**9,416**

The difference of €592 million in 2004 between IFRS and Dutch GAAP relates to the amortization of goodwill and is caused by the fact the goodwill is no longer amortized under IFRS.

5. Income from investments/Investments in associates
See note 9 and 13 to the consolidated financial statements based on IFRS.

The movement in investments in associates are detailed as follows:

In €m	Investments in associates
Balance at December 31, 2003	1,640
Additions	87
Amortization goodwill	(26)
Others/Reclassifications	11
Balance at December 31, 2004	**1,712**

The difference of €26 million in 2004 between IFRS and Dutch GAAP relates to the amortization of goodwill in associated companies accounted for using the equity method.

6. Minority interests
The difference of €75 million in 2004 between IFRS and Dutch GAAP relates to the amortization of goodwill and reflects the third-party share.

1.2 Financial statements (continued)

1.2.2.2 EADS NV financial statements (Dutch GAAP)

EADS NV Balance Sheet (Dutch GAAP)

in millions of €	Note	At 31st December 2004	At 31st December 2003
Assets			
Goodwill	2	4,091	4,354
Financial assets	2	10,927	9,647
Loans	2	695	–
Fixed assets		**15,713**	**14,001**
Receivables and other assets	3	2,248	3,778
Securities	4	304	307
Cash and cash equivalents	4	6,985	6,117
Non-fixed assets		**9,537**	**10,202**
Total assets		**25,250**	**24,203**
Liabilities and stockholders' equity			
Capital stock		810	813
General reserves		15,620	15,336
Stockholders' equity	5	**16,430**	**16,149**
Financial liabilities		309	194
Other liabilities	6	8,511	7,860
Liabilities		**8,820**	**8,054**
Total liabilities and stockholders' equity		**25,250**	**24,203**

EADS NV Income Statement (Dutch GAAP)

in millions of euros	2004	2003
Income from investments	763	398
Other results	(276)	(246)
Net result	**487**	**152**

1.2 Financial statements (continued)

Notes to EADS N.V. financial statements (Dutch GAAP)

1. General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The description of the company's activities and the group structure, as included in the notes to the consolidated IFRS financial statements, also apply to the company statutory financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2. Fixed assets

The movement in fixed assets are detailed as follows:

in €m	Goodwill	Financial Assets Participating Interests	Loans	Total
Balance at December 31, 2003	**4,354**	**9,647**	**–**	**14,001**
Additions	–	683	695	1,378
Amortization	(263)	–	–	(263)
Net income from investments	–	763	–	763
Fair value adjustments financial instruments/ others	–	142	–	142
Dividends received	–	(308)	–	(308)
Balance at December 31, 2004	**4,091**	**10,927**	**695**	**15,713**

The fair value adjustments on financial instruments/others reflect mainly the impact in the Other Comprehensive Income in the participating interests related to the application of IAS 39.

The loans are provided to affiliated companies.

3. Receivables and other assets

in €m	2004	2003
Receivables from affiliated companies	2,104	3,561
Receivables from related companies	42	57
Other assets	102	160
Total receivables and other assets	**2,248**	**3,778**

The receivables from affiliated companies include mainly receivables in connection with the cash pooling in EADS N.V.

All receivables and other assets mature within one year.

4. Securities, Cash and cash equivalents

The securities comprise mainly Available-for-Sale Securities.

Short term securities which are subject to an insignificant risk of changes in value are classified to line item "Cash and cash equivalents".

5. Stockholders' equity

in €m	Capital stock	Share premium from contributions	Share premium from cash	Accumulated other comprehensive income	Treasury shares	Legal reserves	Retained earnings	Total equity
Balance at December 31, 2002	**811**	**8,459**	**1,079**	**2,452**	**(156)**	**280**	**(160)**	**12,765**
Capital increase	2		19					21
Net income							152	152
Cash distribution			(240)					(240)
Transfer to legal reserve						190	(190)	
Repurchase treasury shares					(31)			(31)
Other comprehensive income				3,482				3,482
Balance at December 31, 2003	**813**	**8,459**	**858**	**5,934**	**(187)**	**470**	**(198)**	**16,149**
Capital increase	2		41					43
Net income							487	487
Cash distribution			(320)					(320)
Transfer to legal reserve						181	(181)	
Repurchase treasury shares					(81)			(81)
Cancellation shares	(5)		(86)		91			
Other comprehensive income				152			–	152
(1) Balance at December 31, 2004	**810**	**8,459**	**493**	**6,086**	**(177)**	**651**	**108**	**16,430**

For further information to the Stockholders' equity, please see note 18 of the consolidated IFRS financial statements.

The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income.

The accumulated other comprehensive income relates mainly to the fair value adjustments of financial instruments in relation to participating interests.

The legal reserves as required by Dutch law are related to EADS' share in the undistributed results from investments for €482 million (2003: €466 million) and the internally generated capitalized development costs of €169 million (2003: €4 million).

6. Other liabilities

in €m	2004	2003
Liabilities to affiliated companies	7,745	6,999
Liabilities to related companies	680	765
Other liabilities	86	96
Total	**8,511**	**7,860**

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in EADS N.V.

7. Commitments and contingent liabilities

Guarantees totaling €25 million have been given on behalf of other group companies.

8. Remuneration

The total remuneration and related costs of the members of the Board of Directors and former directors in 2004 can be specified as follows:

in Euro	2004	2003
Fixum	3,949,425	3,981,000
Bonus (related to reporting period)	4,549,050	3,821,930
Fees	290,000	205,000
	8,788,475	8,007,930

The cash remuneration of the individual members of the Board of Directors was as follows:

2004	Fixum in Euro	Bonus in Euro related to 2004	Fees in Euro	Total in Euro
Directors				
Manfred Bischoff	60,000	200,000	110,000	370,000
Arnaud Lagardère	40,000	200,000	80,000	320,000
Philippe Camus	1,093,942	1,096,345	–	2,190,287
Rainer Hertrich	1,093,942	1,096,345	–	2,190,287
Noël Forgeard	1,079,153	1,119,751	–	2,198,904
Hans-Peter Ring	462,388	482,440	–	944,828
François David	–	66,667	20,000	86,667
Rüdiger Grube	–	66,667	35,000	101,667
Michael Rogowski	30,000	100,000	20,000	150,000
Former directors				
Eckhard Cordes	30,000	33,334	10,000	73,334
Pedro Ferreras	30,000	54,167	15,000	99,167
Jean-René Fourtou	30,000	33,334	–	63,334
Total:	3,949,425	4,549,050	290,000	8,788,475

2003	Fixum in Euro	Bonus in Euro related to 2003	Fees in Euro	Total in Euro
Directors				
Manfred Bischoff	60,000	153,000	70,000	283,000
Arnaud Lagardère[1]	–	102,000	40,000	142,000
Philippe Camus	1,114,500	916,309	–	2,030,809
Rainer Hertrich	1,114,500	916,309	–	2,030,809
Noël Forgeard	1,097,000	1,067,949	–	2,164,949
Hans-Peter Ring	310,000	322,113	–	632,113
Eckhard Cordes	30,000	76,500	25,000	131,500
Pedro Ferreras	30,000	76,500	25,000	131,500
Jean-René Fourtou	30,000	76,500	10,000	116,500
Michael Rogowski	30,000	76,500	25,000	131,500
Former directors				
Jean-Luc Lagardère[1]	60,000	38,250	10,000	108,250
Axel Arendt	105,000	–	–	105,000
Total:	3,981,000	3,821,930	205,000	8,007,930

1 The bonuses for Mr. Jean-Luc Lagardère and Mr. Arnaud Lagardère are included pro rata in accordance with their membership in the Board of Directors.

The table below gives an overview of the interests of the members of the Board of Directors under the stock options plans of EADS:

	As of Jan. 1 2004	Number of options granted during 2004	As of Dec. 31 2004	Exercise price Euro	Expiry date
Philippe Camus	135,000	–	135,000	20.90	July 8, 2010
	135,000	–	135,000	24.66	July 12, 2011
	135,000	–	135,000	16.96	August 8, 2012
	135,000	–	135,000	15.65	October 9, 2013
		135,000	135,000	24.32	October 7, 2014
Rainer Hertrich	135,000	–	135,000	20.90	July 8, 2010
	135,000	–	135,000	24.66	July 12, 2011
	135,000		135,000	16.96	August 8, 2012
	135,000	–	135,000	15.65	October 9, 2013
		135,000	135,000	24.32	October 7, 2014
Noël Forgeard	110,000	–	110,000	20.90	July 8, 2010
	88,000	–	88,000	24.66	July 12, 2011
	108,000	–	108,000	16.96	August 8, 2012
	108,000	–	108,000	15.65	October 9, 2013
		108,000	108,000	24.32	October 7, 2014
Hans-Peter Ring	10,000	–	10,000	20.90	July 8, 2010
	28,000	–	28,000	24.66	July 12, 2011
	37,000	–	37,000	16.96	August 8, 2012
	50,000	–	50,000	15.65	October 9, 2013
		50,000	50,000	24.32	October 7, 2014
Total:	1,619,000	428,000	2,047,000		

The value of the stock options granted to the Executive members of the Board of Directors is €15 million. To the other members of the Executive Committee and to the Group's senior management stock options with a value of €233 million are granted. The expected value of the performance of stock options is based on the Black-Scholes Model, which is in line with international accounting regulations. For further information, please see note 27 of the consolidated IFRS financial statements.

The pension benefit obligation for the Executive members of the Board of Directors is as follows:

The Executive Board members have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the CEO's, the retirement age is 60. This obligation will increase to 60% after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented and financed through collective executive pension plans in France and Germany. These pension promises have also separate rules e.g. for minimum length of service and other conditions to comply with national regulations.

The amounts reported for the Executive Board members are free of benefits in kind they are entitled to as well as the national social and tax impact.

Executives Board members are entitled to a company car. Mr. Rainer Hertrich benefits also from a free accommodation in France.

EADS has not provided any loans to/advances to/guarantees on behalf of (retired) directors.

1.2 Financial statements (continued)

Supplementary Information

1. Auditors' report

Introduction

We have audited the accompanying financial statements of EADS N.V., Amsterdam for the year 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the company's financial position as of December 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, March 8, 2005
KPMG Accountants N.V.

Amsterdam, March 8, 2005
Ernst & Young Accountants

2. Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net profit of €487 million as shown in the profit and loss statement for the financial year 2004 is to be added to retained earnings and that a payment of a gross amount of €0,50 per share shall be made to the shareholders from distributable reserves.

3. Subsequent Events

For further information please see note 33 of the consolidated IFRS financial statements.

1.3 Statutory Auditors' Fees

Services of Statutory Auditors and Members of their Network rendered to the Group for the financial years 2004 and 2003:

	KPMG Accountants N.V.				Ernst & Young Accountants			
	2004		2003		2004		2003	
	Amount (in K €)	%	Amount (in K €)	%	Amount (in K €)	%	Amount (in K €)	%
Audit								
Audit process, certification, examination of individual and consolidated accounts	5,073	57.3	4,514	65.1	4,795	70.0	4,263	64.2
Additional tasks	3,048	34.5	2,133	30.7	1,747	25.5	1,108	16.7
Sub-total	**8,121**	**91.8**	**6,647**	**95.8**	**6,542**	**95.5**	**5,371**	**80.9**
Other services as relevant								
Legal, tax, employment	729	8.2	294	4.2	294	4.3	1,105	16.7
Information technology	–	–	–	–	–	–	28	0.4
Other (to be specified if >10% of the fees for the audit)	–	–	–	–	13	0.2	132	2.0
Sub-total	**729**	**8.2**	**294**	**4.2**	**307**	**4.5**	**1,265**	**19.1**
Total	**8,850**	**100.0**	**6,941**	**100.0**	**6,849**	**100.0**	**6,636**	**100.0**

1.4 Risk Factors

EADS is subject to many risks and uncertainties that may affect its financial performance. The business, financial condition or results of operations of EADS could be materially adversely affected by the risks described below. These risks are not the only ones facing EADS. Additional risks not presently known to EADS or that it currently deems immaterial may also impair its business operations.

1.4.1 Market Risks

Exposure to Foreign Currencies

EADS' revenues are mainly denominated in U.S. dollars, while the major portion of its costs is incurred in Euro and Pounds Sterling. Consequently, to the extent EADS were not to use financial instruments to cover its exposure resulting from this foreign currency mismatch, its profits would be affected by changes in the Euro-U.S. dollar and Pound Sterling-U.S. dollar exchange rates. EADS has, therefore, implemented an exchange rate strategy in order to manage and minimize such exposure. In order to secure the rates at which U.S. dollar revenues (arising primarily at Airbus and in the commercial satellite business) are converted into Euro or Pounds Sterling, EADS manages a long term hedging portfolio. There are complexities inherent in determining whether and when foreign exchange rate exposure of EADS will materialize, in particular given the possibility of unpredictable revenue variations arising from order cancellations and postponements. Furthermore, as a significant portion of EADS' foreign currency exposure is hedged through contractual arrangements with third parties, EADS is exposed to the risk of non-performance by its approximately 40 hedging counterparties. See "1.1.8 Management of Market Risks - Exchange Rate Risk". No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the exchange rate of the U.S. dollar to the Euro and the Pound Sterling and that such changes will not affect its results of operation and financial condition.

EADS' consolidated revenues, costs, assets and liabilities denominated in currencies other than the Euro are translated into the Euro for the purposes of compiling its financial statements. As EADS' exchange rate hedging strategy aims to cover its cash flows, and, to a large extent, EBIT*, changes in the value of these currencies relative to the Euro will have an effect on the Euro value of EADS' reported revenues, costs, assets and liabilities and, to a lesser extent, EBIT*.

Currency exchange rate fluctuations in those currencies other than the U.S. dollar in which EADS incurs its principal manufacturing expenses (mainly the Euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. dollar, as many of EADS' products and those of its competitors (e.g., in the defence export market) are priced in U.S. dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

See "1.1.4 Measurement of Management's Performance - EBIT* Performance by Division - Hedging Impact on EBIT*" and "1.1.8 Management of Market Risks - Exchange Rate Risk" for quantitative information about EADS' exchange rate risk and a discussion of its foreign currency hedging policy. See "1.1.3 Critical Accounting Considerations, Policies and Estimates - Accounting for Hedged Foreign Exchange Transactions in the Financial Statements" for a summary of EADS' accounting treatment of foreign currency hedging transactions.

Other Fluctuations in Financial Markets Risk

EADS is exposed not only to currency exchange rate risk, but also to interest rate, credit, liquidity and other financial market risks. For a discussion of these risks and the management of them by EADS, see "1.1.8 Management of Market Risks".

Exposure to Sales Financing Risk

In support of sales, EADS (primarily through Airbus and ATR) may agree to participate in the financing of customers. As a result, EADS has a significant portfolio of leases and other financing arrangements with airlines. The risks arising from EADS' sales financing activities may be classified into two categories: (i) credit risk, which concerns the customer's ability to perform its obligations under a financing arrangement and (ii) aircraft value risk, which primarily relates to unexpected decreases in the future value of aircraft. Measures taken by EADS to mitigate these risks include optimised financing and legal structures, diversification over a number of aircraft and customers, credit analysis of financing counterparties, provisioning for the credit and asset value exposure, and transfers of exposure to third parties. No assurances may be given that these measures will protect EADS fully from defaults by its customers or significant decreases in the value of the financed aircraft in the resale market.

EADS' sales financing arrangements expose it to aircraft value risk, because it retains collateral interests in aircraft for the purpose of securing customers' performance of their financial obligations to EADS, and because it guarantees part of the market value of certain aircraft during limited periods after their delivery to customers. Under adverse market conditions, the market for used aircraft could become illiquid and the market value of used aircraft could significantly decrease below projected amounts. In the event of a financing customer default at a time when the market value for a used aircraft has unexpectedly decreased, EADS would be exposed to the difference between the outstanding loan amount and the market value of the aircraft. Similarly, if an unexpected decrease in the market value of a given aircraft coincided with the exercise window of an asset value guarantee ("**AVG**") with respect to that aircraft, EADS would be exposed to losing as much as the difference between the market value of such aircraft and the AVG amount. No assurances may be given that the provisions taken by EADS will be sufficient to cover these potential shortfalls. See "1.1.8 Management of Market Risks - Sales Financing Risk".

Through the Airbus Asset Management Division or as a result of past financing transactions, EADS is the owner of used aircraft, exposing it directly to fluctuations in the market value of these used aircraft.

1.4.2 Business-Related Risks

Aircraft Market Cyclicality

In 2004, the combined revenues generated from Airbus and ATR represented approximately two thirds of EADS' consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product ("**GDP**"). The growth in EADS' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role, such as (i) the average age and technical obsolescence of the fleet relative to new aircraft, (ii) the number and characteristics of aircraft taken out of service and parked pending potential return into service, (iii) passenger load factors, (iv) airline pricing policies, (v) airline financial health and (vi) deregulation.

EADS and the Airbus Division have implemented a flexible manufacturing organisation that is intended to help them adapt to cyclical market changes in demand. See "Part 2/1.1.2 Airbus - Market". Nevertheless, EADS expects that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends, such as those currently being experienced, may have a negative effect on its future results of operation and financial condition.

Impact of Terrorism, Epidemics and Catastrophic Events On Aircraft Market

As the terrorist attacks in New York and Madrid, and the spread of the SARS virus have demonstrated, terrorism and epidemics may negatively affect public perception of air travel safety and comfort and the demand for air travel and commercial aircraft. Furthermore, major airplane crashes may have a negative effect on the public's or regulators' perceptions of the safety of a given class of aircraft, form of design, or airline. As a consequence of terrorism, epidemics and other catastrophic events, an airline may be confronted with sudden reduced demand for air travel and be compelled to take costly security and safety measures. In response to such events, and the resulting negative impact on the airline industry or particular airlines, EADS may suffer from a decline in demand for all or certain types of its aircraft and EADS' customers may postpone delivery of new aircraft or cancel orders.

Dependence on Defence Spending

In 2004, approximately 24% of EADS' consolidated revenues was derived from defence spending. In any single market, defence spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defence spending may be subject to significant fluctuations from year to year and country to country. Adverse economic and political conditions, as well as downturns in broad economic trends in EADS' defence markets, may have a negative effect on EADS' future results of operations and financial condition.

In the case where several countries undertake to enter together into defence procurement contracts, economic, political and/or budgetary constraints in any one of these countries may have a negative effect on the ability of EADS to enter into or perform such contracts.

Emergence of Public-Private Partnerships and Private Finance Initiatives

Defence customers, particularly in the U.K., increasingly request proposals and grant contracts under schemes known as public-private partnerships ("**PPPs**") or private finance initiatives ("**PFIs**"). PPPs and PFIs differ substantially from traditional defence equipment sales, as they often incorporate elements such as:

- the provision of extensive operational services over the life of the equipment,

- continued ownership and financing of the equipment by a party other than the customer, such as the equipment provider,
- mandatory compliance with specific customer requirements pertaining to public accounting or government procurement regulations; and
- provisions allowing for the service provider to seek out additional customers for unused capacity.

EADS is party to PPP and PFI contracts, for example through Paradigm with Skynet 5 and related telecommunications services, and involved in additional PFI proposals, such as the Airtanker (FSTA) project. One of the complexities presented by PFIs lies in the allocation of risks and the timing thereof among different parties over the lifetime of the project.

Given that participation in PPPs and PFIs is new for EADS, there can be no assurances of the extent to which EADS will efficiently and effectively (i) compete for future PFI or PPP programmes, (ii) administer the services contemplated under the contracts, (iii) finance the acquisition of the equipment and the ongoing provision of services related thereto, or (iv) access the markets for the commercialisation of excess capacity. Nor can EADS be certain that it will not encounter unexpected political, budgetary, regulatory or competitive risks over the long duration of PPP and PFI programmes.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, in particular in the commercial aircraft market, where, in the past, Airbus has been affected by downward price pressure resulting from such competition. EADS believes that some of the underlying causes of such price competition have been mitigated by restructuring in the aerospace and defence industry. However, the recent weakening of demand has led to greater leverage for certain customers to encourage competition in respect of a variety of issues, including price and payment terms. No assurance can be given that competition may not intensify, particularly in the context of a prolonged downturn.

In addition, the contracts for many aerospace and defence products are awarded, implicitly or explicitly, on the basis of home country preference. Although EADS constitutes a multinational combination broadening a domestic market constituency, it may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will persist for many products for the foreseeable future.

Availability of Government Financing

In prior years, EADS and its principal competitors have benefited from government financing of product research and development and EADS has recently received financing from certain governments in relation to the A380 commercial aircraft program. No assurances can be given that financing will continue to be made available for future projects. Since 1992, the E.U. and the U.S. have operated under an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. The unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 has led to a new round of negotiations between the EU and the U.S. The terms and conditions of any new agreement may limit access by Airbus to risk-sharing-funds for large projects or establish an unfavorable balance of access to government funds by EADS as compared to its U.S. competitors.

Technologically Advanced Products and Services

EADS develops and manufactures products that are, for the most part, technologically advanced and, sometimes, novel. Most of EADS' products must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products will be successfully developed or operated or that they will be developed or will perform as intended.

Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer if its products fail to be delivered on time or to perform adequately. EADS has commitments under telecommunication satellite manufacturing contracts that were signed during a period when tight delivery schedules were provided in these contracts, but market practice allowed extension of schedules to meet ever more complex technological requirements. No assurances can be given that performance penalties or contract cancellations will not be imposed should EADS fail to meet delivery schedules or other measures of contract performance.

EADS, like other organisations, has experienced occasional product failures and other problems, including with respect to certain of its launch vehicles and satellites. There can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of EADS' products. See "- Legal Risks - Product Liability and Warranty Claims".

Major Research and Development Programmes

The business environment in many of EADS' principal operating business segments is characterized by extensive research and development costs requiring significant up-front investment. Business plans underlying such investment contemplate a long payback period before this investment is recouped. There can be no assurances that the commercial, technical and market assumptions underlying such business plans will be met, and consequently, the payback period or returns contemplated therein achieved.

U.K. Pension Commitments

EADS has several common investments with BAE SYSTEMS, of which the most significant in terms of employees are Airbus and MBDA. In respect of each investment, for so long as BAE SYSTEMS remains a shareholder, U.K. employees may stay in the BAE SYSTEMS pensions schemes, which currently qualify as defined benefit plans. BAE SYSTEMS has announced a shortfall of £2,099 million in post retirement pension assets when compared with the respective liabilities. This amount would have been recognised in BAE SYSTEMS' books had the new U.K. accounting standard FRS 17 already been implemented. As participants in the BAE SYSTEMS schemes, EADS' investments are potentially affected by the shortfall. However, the agreements between EADS and BAE SYSTEMS have the effect of capping the contributions that the investment has to make to the pension scheme for a certain period of time (e.g., until 2011 for Airbus and until 2008 for MBDA). Any additional contribution would be paid by BAE SYSTEMS. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. At present, EADS has only limited information about how the underfunding could impact the investments after the period of contribution caps has expired.

On 1st November 2003 EADS established a new pension scheme for Astrium U.K. The defined benefit obligation of the new plan, calculated under the assumption that all employees choose to transfer their benefits, amounts to £117 million. Plan assets are recorded at £65 million, resulting in a net liability of £52 million which covers the maximum risk associated with the creation of the new plan. See "Notes to the IFRS Consolidated Financial Statements - Note 19(b): Provisions for Retirement Plans".

1.4.3 Legal Risks

Dependence On Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily:

- the Eurofighter consortium;
- two principal joint ventures: MBDA and ATR;
- majority interests: (a) Airbus, (b) Dornier GmbH; and (c) LFK; and
- investment in associates: Dassault Aviation.

The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organisational structure, or realignment in the control, of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder, EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently, the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the U.K., France, Germany and Spain, where EADS carries out its principal military activities as well as by other countries where suppliers come from, notably, the U.S. There can be no assurance (i) that the export controls to which EADS is subject will not become more restrictive, (ii) that new generations of EADS products will not also be subject to similar or more stringent controls or (iii) that geopolitical factors will not make it impossible to obtain export licenses for one or more clients or constrain EADS' ability to perform under previously signed contracts. Reduced access to military export markets may have a material adverse effect on EADS' business, financial condition and results of operations.

EADS is also subject to a variety of other governmental regulations that may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Exceptional Items and Litigation

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

In its defence against an arbitration proceeding initiated by Thales, EADS (more specifically Euromissile GIE) was awarded at the end of 2002 damages on the basis of its counterclaim, the principal amount of which totals €108 million. In this context, damages were paid to Euromissile on 17th February 2003 and Thales filed an appeal for annulment of the arbitration decision. On 18th November 2004 the Paris Court of Appeal upheld the arbitration award. Since this decision has not been appealed to the French Supreme Court, this litigation is now closed. Consequently, the relating provision was released in 2004.

DaimlerChrysler has become a party to judicial and arbitration proceedings with one of the Dornier family shareholders, a minority shareholder of Dornier GmbH, an indirect subsidiary of EADS. These proceedings concern claims on alleged acquisition rights for a price below market value regarding a part of Dornier GmbH's real estate in Oberpfaffenhofen and could have an economic effect on Dornier GmbH.

At the end of 2002, a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipment under a commercial contract that was completed several years ago. EADS believes it has strong defences, both procedural and of substance, to oppose the claim. At this stage of the procedure the financial risk cannot be assessed since, in June 2003, EADS was notified that the arbitration procedure was suspended at the request of the claimant.

Following its unilateral withdrawal from the 1992 EU-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on 6th October 2004 to initiate settlement proceedings before the World Trade Organisation (WTO). In response, the E.U. launched a parallel WTO case against the U.S. in relation to its subsidization of Boeing. On 11th January 2005, the E.U. and the U.S. agreed to suspend their respective WTO cases for three months, with a view towards reaching a new agreement relating to public funding of large civil aircraft. However, as of 11th April 2005, the parties had not been able to reach a satisfactory agreement. Consequently, there is a risk that the legal proceedings before the WTO may recommence. Although EADS is not a direct party to this trade dispute, the outcome of any eventual agreement or WTO decision will be relevant to EADS.

EADS is not aware of any other exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on the financial position, the activities or the results of the Group taken as a whole, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see "Notes to the IFRS Consolidated Financial Statements – Note 19 (d): 'Other Provisions' ".

1.4.4 Industrial and Environmental Risks

Together with other companies in the principal industries in which it operates, EADS is subject to numerous E.U., national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS believes that its current operations are in substantial compliance with all applicable environmental regulations. EADS believes that it is currently capable of satisfying the stricter environmental standards for the future contemplated by current laws or regulations, including increasingly stringent environmental product quality standards that will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditure and operating costs resulting from future environmental regulations will not adversely affect the results of EADS' operations and its financial condition.

For more information, please see "Part 2/2.3.3 Environmental Care".

1.4.5 Insurance

EADS Insurance Risk Management ("**IRM**"), centralized at EADS headquarters, is responsible for all corporate insurance activities and related protection for the Group. It includes identification, evaluation, prevention and protection of insurable risks. Insurance techniques are used to protect the assets and liabilities of EADS against financial consequences due to unexpected events. Harmonized insurance policies and standards are in place for all insurance risks underwritten by the Group.

An information and reporting system is in place to enable IRM, in close conjunction with insurance managers named by the EADS business Divisions and Business Units, to respond to insurance related risks of the Group. EADS pursues an insurance risk management strategy that includes operating procedures as well as policies regarding procurement and sales agreements. A systematic review and monitoring procedure of protections systems applicable to all EADS sites is in place, fostering comprehensive and timely identification of risks and related adjustments of insurance coverage.

EADS' insurance programs cover high risk (Core) and low risk (Non-Core) exposures.

Core Insurance Policies underwritten by IRM for the Group cover risks such as:

- Property Damage and Business Interruption;
- Aviation Third Party Liabilities including Product Liabilities;
- Manufacturer's Aviation Hull Insurance up to the replacement value of each aircraft;
- Space Third Party Liabilities including Product Liabilities;
- Commercial General Liabilities including non-aviation and non-space Product Liabilities and risks related to environmental accidents; and
- Directors & Officers Liability.

Claims related to Property Damage are covered up to a limit of €2 billion per loss and €2 billion as an annual aggregate. Aviation Liability Coverage is provided up to a limit of €2 billion per loss, with an annual aggregate cap of €2 billion for product liability claims. Certain sub limits are applicable for Core Insurance Policies as outlined above.

Non Core Insurance Policies cover risks such as:

- Personal Accidents;
- Company Automobiles;
- Personal and property exposures during business trips; and
- Life insurance.

Insurance amounts for Non Core Insurance Lines are covered up to respective sums and replacement values.

EADS follows a policy of obtaining external insurance coverage for all main and individual risks that can be insured at reasonable rates, on sufficient terms and limits provided by the international insurance markets. All insurance policies are required to satisfy EADS' mandatory standards of insurance protection.

However, to be more independent from volatilities of the insurance markets, EADS uses the capabilities of a corporate-owned reinsurance captive with respect to the Property Damage and Business Interruption Programme. The captive is sufficiently capitalized and protected so as to ensure its ability to reimburse claims without limiting the scope of coverage of the original insurance policies.

The insurance industry is still undertaking efforts to reduce its overall exposure. These efforts include increasing premiums, raising deductible amounts and limiting the scope of coverage. Furthermore, the number of insurers underwriting industrial risks is shrinking. No assurance can be given that EADS will be able to maintain its current levels of coverage on similar financial terms in the future.

2.1 Management and Control

2.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the management and the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board of Directors adopted rules governing its internal affairs (the "**Rules**") at a Board of Directors' meeting held on 7th July 2000. The Rules were amended at a Board of Directors' meeting held on 5th December 2003 to take into account recommendations for changes to corporate governance. The Rules specify the composition, the role and the key responsibilities of the Board of Directors, and also determine the manner of appointment and the responsibilities of the Chairmen and the Chief Executive Officers. The Rules also specify the creation of two committees (the Audit and the Remuneration and Nomination Committees) and specify their composition, role and operating rules.

The Board of Directors has also adopted specific Insider Trading Rules, which restrict its members from trading in EADS shares in certain circumstances (for more information, please see "Part 2/3.1.3 Governing Law - Dutch Regulations").

The parties to the Participation Agreement have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and two additional independent Directors who are not officers, directors, employees or agents of or otherwise have no significant commercial or professional connection either with the DaimlerChrysler, SOGEPA or Lagardère Groups or the French State. Pursuant to the Participation Agreement, the Board of Directors comprises ten members of whom:

- four nominated by DaimlerChrysler;
- four nominated by SOGEADE; and
- two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

In addition, although from 8th July 2003, SEPI no longer has a right to nominate a Director, based upon the proposal of DaimlerChrysler and SOGEADE, the Board of Directors of EADS decided to propose to the shareholders' meeting of EADS to be held on 11th May 2005 to appoint an additional Spanish Director bringing the total number of Directors to eleven.

Pursuant to the Articles of Association, each member of the first Board of Directors holds office for a term expiring at the annual general meeting of the Company to be held in 2005. Members of the Board of Directors will be elected at such meeting and at each fifth annual general meeting thereafter.

The shareholders' meeting may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The Board of Directors appointed two Chairmen, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they support with regard to top level strategic discussions with outside partners.

The Board of Directors also appointed two Chief Executive Officers to be responsible for the day-to-day management of the Company, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

- approving any change in the nature and scope of the activities of the Group;
- approving the overall strategy and the strategic plan of the Group;
- approving the business plan and the yearly budget of the Group;
- setting the major performance targets of the Group;
- appointing the members of the Executive Committee (see below) and the Corporate Secretary;

- approving proposals for appointments of members of Airbus Shareholders' Committee and Executive Committee and chairmen of the supervisory board (or similar bodies) and the chief executive officers (or equivalent position) of important Group companies and Business Units;
- approving material changes to the organisational structure of the Group;
- approving major investments, projects or product decisions or divestments of the Group contemplated in the business plan with a value exceeding €200 million;
- approving major strategic alliances and cooperations of the Group;
- approving any material decision affecting the ballistic missiles activity of the Group;
- approving matters of shareholder policy, major actions or major announcements to the capital markets; and
- approving other measures and business of fundamental significance for the Group or which involve an abnormal level of risk.

The Board of Directors met seven times during 2004 and was regularly informed of developments through business reports from the Chief Executive Officers, including rolling forecasts as well as strategic and operational plans. The average attendance rate at such meetings was 88%. Topics intensively discussed and operations authorised at these meetings included EADS' strategy, reorganisation processes (such as the continuation of the restructuring of the Divisions Space and Defence and Security), major business issues (such as the A350 launch decision, the Eurofighter Tranche 2 contract, the impact of the U.S. dollar evolution on EADS' business, the review of the EADS UAV programmes and the acquisition of Racal Instruments Defence Group in the U.S.), the approval of operational plans, budgets, hedging policy, remuneration (including a stock option plan and an employee share ownership plan) and the Group's financial results and forecasts. The Board of Directors also dealt with topics regarding personnel and human resources, such as management qualification as well as attracting, retaining and developing high potentials in order to ensure the future quality of EADS' management and the multi-national leadership structure.

Following the changes to EADS' corporate governance decided in 2003 in light of the corporate governance best practices developed in the jurisdictions relevant to EADS, the Board of Directors supervised the implementation of such decisions during the year 2004. Among other matters, the enhancement of shareholders' access to information was addressed through, for example, the setting-up of specific corporate governance pages on EADS' website (such as pages regarding corporate governance principles, Insider Trading Rules and the Rules), available at www.eads.com.

In addition to the Rules, the Board of Directors adopted, in its meeting dated 10th December 2004, internal directors' guidelines (the "**Directors' Guidelines**") in light of corporate governance best practices composed of a Directors' charter (the "**Directors' Charter**") detailing the rights and duties of the members of the Board of Directors, an Audit Committee charter (the "**Audit Committee Charter**") and a Remuneration and Nomination Committee charter (the "**Remuneration and Nomination Charter**") each such charter setting forth the respective committees' enhanced roles.

The Directors' Charter sets out core principles, which bind each and every Director, such as acting in the best interest of the Company and its stakeholders, devoting necessary time and attention to the carrying out of their duties and avoiding any and all conflicts of interest.

At the shareholders' meeting held on 6th May 2004, François David and Rüdiger Grube were appointed members of the Board of Directors as respective successors of Jean-René Fourtou and Eckhard Cordes who both resigned with effect as from the end of such shareholders' meeting. In addition, Pedro Ferreras resigned as member of the Board of Directors with effect as from 12th July 2004.

Philippe Camus and Rainer Hertrich were appointed Directors by the shareholders' meeting of EADS held on 10th May 2000 and Chief Executive Officers at the Board of Directors' meeting held the same day. Manfred Bischoff and Jean-Luc Lagardère were appointed Directors by the shareholders' meeting of EADS held on 19th June 2000 and their appointments became effective on 7th July 2000; they were appointed Chairmen at a meeting held on 7th July 2000. As successor to Jean-Luc Lagardère, Arnaud Lagardère was appointed as one of the Chairmen of the Board of Directors and a member of the Audit and Remuneration and Nomination Committees at a meeting of the Board of Directors held on 28th March 2003 to take immediate effect from the date of his appointment as Director by the general shareholders' meeting of EADS held on 6th May 2003.

2.1 Management and Control (continued)

Each Director shall have one vote, provided that if there is a vacancy on the Board of Directors' in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board of Directors require a vote in favour by at least seven Directors voting in person or by proxy.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see "Part 2/3.3.2 Relationships with Principal Shareholders – Put Option"), the matter shall be referred to Arnaud Lagardère (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the chief executive officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the general meeting of EADS, a resolution on the issue shall be put to the general meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Remuneration and Nomination Committee, the Board of Directors may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members.

Composition of the Board of Directors

Name	Age	Term started	Term expires	Principal function in the Group	Principal role outside the Group
Manfred Bischoff	62	2000	2005	Chairman of EADS	DaimlerChrysler Delegate for Aerospace
Arnaud Lagardère	44	2003	2005	Chairman of EADS	General Partner and Chief Executive Officer of Lagardère
Philippe Camus	56	2000	2005	Chief Executive Officer of EADS	Deputy Chairman and Deputy Chief Executive Officer of Arjil Commanditée Arco (General Partner and Chief Executive Officer of Lagardère)
Rainer Hertrich	55	2000	2005	Chief Executive Officer of EADS	President of the German Association of Aerospace Industries, BDLI
Hans Peter Ring	54	2003	2005	CFO of EADS	Member of the Supervisory Board (*Aufsichtsrat*) and Shareholder Committee of M+W Zander – D.I.B Facility Management GmbH.
Noël Forgeard	58	2000	2005	President and Chief Executive Officer of Airbus	Member of the Board of Directors of Arcelor
Louis Gallois	61	2000	2005	Member of the Board of Directors of EADS	President of SNCF
Rüdiger Grube	53	2004	2005	Member of the Board of Directors of EADS	Member of the Management Board of DaimlerChrysler
François David	63	2004	2005	Member of the Board of Directors of EADS	Chairman and Chief Executive Officer of Coface
Michael Rogowski	66	2000	2005	Member of the Board of Directors of EADS	Chairman of the Supervisory Board of J.M Voith AG.

2.1 Management and Control (continued)

Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors

Manfred Bischoff. Dr. Manfred Bischoff joined Daimler-Benz AG in 1976. After different assignments in the company, Dr. Bischoff was appointed as the first Chief Financial Officer of Dasa AG - one of the three EADS founding companies - in 1989 and became President and Chief Executive Officer of Dasa AG from 1995 until 2000. Dr. Bischoff was also a member of the Board of Management of DaimlerChrysler from 1995 until the end of 2003, responsible for Aerospace & Industrial Businesses. He is now the DaimlerChrysler Delegate for Aerospace. He holds a master's degree and a PhD (Dr. rer. pol.) in Economics from the University of Heidelberg.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman of the board of directors of EADS Participations B.V.;
- Chairman of the supervisory board of Dasa AG;
- Chairman of the supervisory board of DCLRH;
- Member of the supervisory board of Bayerische Hypo- und Vereinsbank AG;
- Member of the supervisory board of Fraport AG;
- Member of the supervisory board of Gerling-Konzern Versicherungs-Beteiligungs-AG;
- Member of the supervisory board of Royal KPN N.V.;
- Member of the supervisory board of Lagardère;
- Member of the board of directors of Nortel Networks Corp. and Nortel Networks Ltd; and
- Member of the supervisory board of J.M. Voith AG.

Arnaud Lagardère. Mr. Arnaud Lagardère has been General Partner and Chief Executive Officer of Lagardère since 2003. He began his career in 1986 as General Manager of MMB, the holding company of Hachette and Europe 1. In 1987, he was appointed Vice President of the Supervisory Board of Arjil bank followed by his appointment as Head of emerging activities and electronic media for Matra. In 1994 he became Chief Executive Officer of Grolier Inc. in the U.S. He has been Managing Partner of Lagardère since 1998. In 1999, he was appointed Chief Executive Officer of both Lagardère Media and Lagardère Active. Arnaud Lagardère graduated in Economics from the University of Paris Dauphine.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman of the board of directors of EADS Participations B.V.;
- Chairman and chief executive officer of Lagardère Active;
- Chairman and chief executive officer of Lagardère Active Broadcast;
- Chairman and chief executive officer of Lagardère Active Broadband;
- Chairman and chief executive officer of Lagardère Thematiques SA;
- Chairman and chief executive officer of Lagardère Images SAS;
- Chairman and chief executive officer of Lagardère SAS;
- Chairman and chief executive officer of Lagardère Media (Hachette SA);
- Chairman and chief executive officer of Lagardère Capital & Management;
- Chairman of Fondation Jean-Luc Lagardère;
- Deputy-chairman of the supervisory board of Banque Arjil & Cie;
- Chairman and chief executive officer of Arjil Commanditée-ARCO;
- Permanent representative of Lagardère Active Publicité to the board of directors of Lagardère Active Radio International;
- Representative of Hachette SA to the management committee of SEDI TV-TEVA;
- Member of the board of directors of Lagardère Ressources;
- Member of the board of directors of LVMH;
- Member of the board of directors of France Télécom;
- Member of the board of directors of Hachette Livre;
- Member of the board of directors of Hachette Distribution Services;
- Member of the board of directors of Fimalac;
- Member of the board of directors of Hachette Filipacchi Médias;
- Member of the supervisory board of Virgin Stores;
- Member of the supervisory board of DaimlerChrysler;
- President of the "Club des enterprises Paris 2012";
- President of the "Association des Amis de Paris Jean Bouin C.A.S.G"; and
- Member of France China Honorary Committee.

2.1 Management and Control (continued)

Philippe Camus. Mr Philippe Camus was previously Chairman of the Management Board of Aerospatiale Matra. In 1982, he joined the general management of the Lagardère Group where he was Chairman of the Finance Committee of the Matra Group until 1992, appointed Chairman and Managing Director of the Finance Committee of the Lagardère Group in 1993, and then Managing Partner of Lagardère in 1998. Mr. Camus is a former student of the *École Normale Supérieure de Paris,* an agrégé in physical sciences and actuarial science and a graduate of the *Institut d'Études Politiques de Paris.*

Current mandates in addition to those listed in the chart above are set forth below:

- Chief executive officer and member of the board of directors of EADS Participations B.V.;
- Chairman of GIFAS - Groupement des Industries Françaises Aéronautiques et Spatiales;
- Permanent representative of Lagardère on the board of directors of Hachette SA;
- Permanent representative of Hachette SA on the board of directors of Hachette Distribution Services;
- President and member of the board of directors of EADS France;
- Member of the board of directors of Dassault Aviation;
- Member of the board of directors of Lagardère Active Broadcast;
- Member of the board of directors of Hachette Filipacchi Médias SA;
- Member of the board of directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Member of the board of directors of La Provence SA;
- Member of the board of directors of Nice Matin;
- Member of the supervisory board of Editions P. Amaury; and
- Member of the shareholders and remuneration committees of Airbus.

Rainer Hertrich. Mr Rainer Hertrich started his career in 1977 at Messerschmitt-Bölkow-Blohm (MBB). In 1994 he became Senior Vice President for Corporate Controlling of Deutsche Aerospace AG. In 1996, he was appointed Head of Dasa's Aero Engine Business Unit and Chief Executive Officer of Dasa's subsidiary MTU. In 2000 he became President and Chief Executive Officer of Dasa AG. At the end of 2001, he was elected President of BDLI, the German Aerospace Industries Association. Mr. Hertrich studied Business Administration at the Technical University of Berlin and the University of Nuremberg, graduating with a Bachelor of Commerce.

Current mandates in addition to those listed in the chart above are set forth below:

- Head of EADS Aeronautics Division;
- Chief executive officer and member of the board of directors of EADS Participations B.V.;
- President of the German Association of Aerospace Industries, BDLI;
- Chairman of the supervisory board of EADS Deutschland GmbH;
- Chairman of the supervisory board of Elbe Flugzeugwerke GmbH;
- Chairman of the supervisory committee of Eurocopter S.A.S.;
- Chairman of the board of directors of EADS Space B.V.; and
- Chairman of the shareholders committee and member of the remuneration committee of Airbus.

Hans Peter Ring. Mr. Hans Peter Ring began his career at MBB in 1977. In 1987 he was appointed Head of Controlling of the company's Missiles business. Subsequently, he was named Head of Controlling of the Aviation and Defense Division of Dasa AG. From 1992-1995, he was Chief Financial Officer and member of the board of Dornier Luftfahrt, a Dasa AG subsidiary. In 1996, he was appointed Senior Vice President of Controlling of Dasa and subsequently of EADS. Hans Peter Ring was appointed Chief Financial Officer of EADS in 2002. Mr. Hans Peter Ring has a degree in business administration.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the shareholders committee of Airbus;
- Member of the board of directors of EADS Space B.V.;
- Member of the supervisory board of Eurocopter;
- Member of the supervisory board of Eurocopter Holding;
- Member of the board of directors of EADS CASA;
- Member of the board of directors of EADS North America;
- Member of the advisory board of Deutsche Bank (Region Munich); and
- EADS' representative at the ATR assembly of members.

2.1 Management and Control (continued)

Noël Forgeard. Mr. Forgeard joined Matra in 1987 as Senior Vice President of the Defense and Space activities. In 1992, he was appointed Managing Director of Lagardère and Chief Executive Officer of Matra Hautes Technologies. He joined Airbus Industrie as Managing Director in 1998 and became the first President and Chief Executive Officer of the Airbus integrated company in 2001. He graduated from the *Ecole Polytechnique* and the *Ecole des Mines* in Paris.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman and chief executive officer of Airbus Holding SA;
- Chairman of the board of directors of Airbus France;
- Chairman of the board of directors of Airbus España, SL;
- Chairman of the supervisory board of Airbus Deutschland GmbH;
- Chairman of the board of directors of Airbus Military, SL;
- Member of the board of directors of Airbus U.K. Ltd;
- Member of the board of directors of EADS CASA;
- Member of the board of directors of *Ecole Polytechnique*; and
- Member of the board of directors of France Galop.

Louis Gallois. Mr. Louis Gallois has been Chairman of SNCF since 1996. From 1972 he worked in various posts for the Ministry of Economy and Finance, the Ministry of Research and Industry and the Ministry of Defense. In 1989 he was nominated Chairman and Chief Executive Officer of SNECMA and subsequently, in 1992 Chairman and Chief Executive Officer of Aerospatiale. He graduated from the *Ecole des Hautes Etudes Commerciales* (HEC) in Economic sciences and is an alumnus of the *Ecole Nationale d'Administration* (ENA).

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the board of directors of Thales; and
- Member of the board of directors of *Ecole Centrale des Arts et Manufactures.*

Rüdiger Grube. Dr. Rüdiger Grube is member of the Board of Management of DaimlerChrysler AG in charge of corporate development since 2002 and additionally profit and loss responsible for Greater China Business since 2004. He started his career in 1989 at MBB. In 1995, he became Director of Corporate Planning and Technology of Deutsche Aerospace AG. In 1996, he was appointed Senior Vice President and Head of Corporate Strategy at Daimler-Benz AG and subsequently of DaimlerChrysler AG. In 2000, he became Senior Vice President for Corporate Development. Mr. Grube holds an engineers' degree in aircraft construction and engineering from the University of Hamburg and a doctorate in industrial science.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman of the supervisory board of MTU Friedrichshafen GmbH and DaimlerChrysler Off-highway GmbH;
- Chairman of the board of directors of DaimlerChrysler China limited, Beijing;
- Member of the board of directors of Mitsubishi Motors Corporation;
- Member of the board of directors of McLaren Group Ltd; and
- Member of the supervisory board of DaimlerChrysler Services AG.

François David. Mr. François David is Chairman and Chief Executive Officer of Coface, an international credit insurance and credit management service provider since 1994. He started his career in 1969 in the French Ministry of Finance as Civil Administrator at the foreign economic relations department in which he held various responsibilities. In 1986, he was named Director of the Cabinet of the Minister of Foreign Trade. In 1987, he was appointed Director of external economic relations within the Ministry of Economy, Finance and Budget. In 1990, he was named International Managing Director of the Aerospatiale company. Mr. David is an alumnus of the *École Nationale d'Administration*, a graduate of the *Institut d'Études Politiques de Paris*, and he holds a degree in sociology.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the board of directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Chairman and chief executive officer of Coface Scrl;
- Chairman of the board of directors of Viscontea Coface (Italy);
- Chairman of the supervisory board of AK Coface (*Allgemeine Kreditversicherung Aktiengesellschaft Coface*) (Germany);
- Member of the board of directors of Rexel;
- Member of the board of directors of Vinci; and
- Member of the board of directors of the association Coface Trade Aid.

Michael Rogowski. Dr. Michael Rogowski has been Chairman of the Supervisory Board of J.M. Voith AG since 2000 and was also the President of the Association of German Industry from 2000 to 2004. Dr. Michael Rogowski joined J.M. Voith GmbH in 1974, where he was responsible for human resources as well as materials management. In 1982 he took over responsibility for the power transmission engineering Division and was named Chairman of the Management Board of J.M. Voith GmbH in 1986 and then J.M. Voith AG in 1997. He studied economical engineering and earned a doctorate at the University of Karslruhe in 1969.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the board of directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Vice President of the Federation of German Industries, BDI;
- Member of the supervisory board of Deutsche Messe AG;
- Member of the supervisory board of Talanx AG/HDI Versicherung;
- Member of the supervisory board of IKB Deutsche Industrie-Bank AG; and
- Member of the supervisory board of KSB AG.

Mandates of all the members of the Board of Directors shall expire at the general shareholders' meeting of the Company to be held on 11th May 2005. Based upon the nominations of the main EADS shareholders DaimlerChrysler and SOGEADE (Lagardère and French State), the Board of Directors decided on 8th March 2005 to propose at such general shareholders' meeting to reconstitute the Board of Directors by appointing Manfred Bischoff and Arnaud Lagardère (to be designated as Chairmen), Thomas Enders and Noël Forgeard (to be designated as Chief Executive Officers), Jean-Paul Gut and Hans Peter Ring as Executive Directors, Juan Manuel Eguiagaray Ucelay, Louis Gallois and Rüdiger Grube as Non-Executive Directors and Francois David and Michael Rogowski as Independent Directors, each of them for a term of five years ending at the close of the general shareholders' meeting to be held in the year 2010.

The Company has not appointed observers to the Board of Directors. Pursuant to applicable Dutch law, the employees are not entitled to elect a Director. There is no minimum number of shares that must be held by a Director.

Independent Directors

The two independent directors appointed pursuant to the criteria of independence set out above are François David and Michael Rogowski.

Assessment of the Performance of the Board of Directors

Last year's self-evaluation was conducted as from January 2004 by the Chairmen of the Board of Directors, based upon responses of members of the Board of Directors to a questionnaire. The Chairmen jointly evaluated the feedback of the members of Board of Directors and led a discussion of the results at the 5th March 2004 Board of Directors meeting.

The self-evaluation comprised a general assessment of the meetings and processes of the Board of Directors and a review of the activities of the Board of Directors and its Committees in the past year. The questionnaire addressed matters such as the frequency of meetings, the content of discussions and the thoroughness of meeting preparation. The members of the Board of Directors were also asked to consider the functioning and the composition of the Board of Directors, the quality and openness of discussion, the independence of expressed opinions, the ability to build on differing positions and the access to necessary information for the members of the Board of Directors.

The findings of the first self-assessment concluded that the overall performance of the Board of Directors is very satisfactory.

Overall, the quality of the work carried out by the Board of Directors' Committees was also judged very satisfactory. On 5th December 2003, the Board of Directors empowered the Audit Committee and the Remuneration and Nomination Committee with an increased scope of authority in line with the improved corporate governance standards in EADS' home countries.

2.1 Management and Control (continued)

Since the last self-assessment in 2004, which had shown positive results already, further progress has been made by implementing the described improvement measures. Additionally, the meeting attendance for Board of Directors and Remuneration & Nomination Committee meetings has further increased in 2004 compared to the previous year.

Continuous improvement and effectiveness of governance and management of the Group will remain the focus and key success factor of EADS.

2.1.2 Audit Committee

Pursuant to the Rules, the Audit Committee makes recommendations to the Board of Directors on the appointment of auditors and the determination of their remuneration, the approval of the annual financial statements and the interim accounts, discusses with the auditors their audit programme and the results of their audit of the accounts and monitors the adequacy of the Group's internal controls, accounting policies and financial reporting. The Audit Committee has responsibility for ensuring that the internal and external audit activities are correctly directed and that the audit matters are given due importance at meetings of the Board of Directors. The rules and responsibilities of the Audit Committee have been set out in more detail in the Audit Committee Charter.

The Audit Committee reviews the quarterly, half and full year accounts on the basis of the documents distributed in advance and discussions with the auditors. The Head of accounting and the Chief Financial Officer are invited to meetings of the Audit Committee to answer any question.

The Audit Committee is chaired by Manfred Bischoff and Arnaud Lagardère and also includes Rüdiger Grube and Louis Gallois.

The Audit Committee meets twice a year, or more frequently according to requirements. It met five times during 2004, with a 65% attendance rate, to review the 2003 results as well as the first half-year results for 2004 of the Company. As decided by the Board of Directors on 5th December 2003, the role of the Audit Committee was increased with new tasks such as, in particular, the review of the quarterly financial reports. It also discussed extensively some specific effects with positive impact on EADS' results, which were triggered in particular by the new Airbus set up, as well as influence of currency rates on EADS' business.

2.1.3 Remuneration and Nomination Committee

Pursuant to the Rules, the Remuneration and Nomination Committee makes recommendations to the Board of Directors regarding appointments of the Executive Committee members, the chairmen of the supervisory board (or similar bodies), the chief executive officers (or equivalent positions) of main Group companies and Business Units and the Corporate Secretary, human resources and remuneration related strategy and long-term remuneration plans (including playing a central role in determining and reviewing the variable portion of the remuneration of the members of the Board of Directors and the Executive Committee) and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. The rules and responsibilities of the Remuneration and Nomination Committee have been set out in more detail in the Remuneration and Nomination Charter. The Remuneration and Nomination Committee is chaired by Manfred Bischoff and Arnaud Lagardère and also includes Philippe Camus, Rainer Hertrich, Rüdiger Grube and Louis Gallois.

The Remuneration and Nomination Committee meets twice a year, or more frequently according to requirements. It met four times during 2004, with a 96% average attendance rate, to review the compensation policy (including pension schemes), the bonus payments for 2003, the stock option plan and the employee share ownership plan for 2004, and to recommend the appointment of the chief executive officer of EADS Deutschland GmbH and the chief executive officers of EADS Sogerma Services, Military Aircraft and Defence Electronics' Business Units and Eurofighter GmbH. Furthermore, the Remuneration and Nomination Committee made a recommendation to the Board of Directors on the name of a new member of the Airbus Executive Committee.

2.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the Heads of the major and functional Divisions of the Group. The Executive Committee met eleven times during 2004.

2.1 Management and Control (continued)

The following matters are discussed, amongst others, at the Executive Committee meetings:

- Setting up and control of the implementation of the strategy for EADS businesses;
- Management, organisational and legal structure of the Group;
- Performance level of the Group's businesses and support functions; and
- All business issues, including the operational plan of the Group and its Divisions and Business Units.

The internal organisation of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

Composition of the Executive Committee

Name	Age	Term started	Term expires	Principal Occupation
Philippe Camus	56	2000	2005	Chief Executive Officer
Rainer Hertrich	55	2000	2005	Chief Executive Officer
François Auque	48	2000	2005	Chief Executive Officer of Space Division
Ralph Crosby	57	2002	2007	Chairman and Chief Executive Officer of EADS North America
Thomas Enders	46	2000	2005	Head of Defence and Security Systems Division
Francisco Fernândez Sáinz	59	2002	2007	Head of Military Transport Aircraft Division
Noël Forgeard	58	2000	2005	President and Chief Executive Officer of Airbus
Jean-Louis Gergorin	58	2000	2005	Head of Strategic Coordination
Jean-Paul Gut	43	2000	2005	Head of EADS International
Gustav Humbert	55	2000	2005	Airbus Chief Operating Officer
Jussi Itävuori	49	2002	2007	Head of Human Resources
Hans Peter Ring	54	2002	2007	Chief Financial Officer

Philippe Camus, Chief Executive Officer

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers - Curriculum Vitae and other Mandates and Duties Performed in any Company of the Members of the Board of Directors".

Rainer Hertrich, Chief Executive Officer and Head of Aeronautics Division

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers - Curriculum Vitae and other Mandates and Duties Performed in any Company of the Members of the Board of Directors".

François Auque, Chief Executive Officer of Space Division

Mr. Auque joined Aerospatiale as Chief Financial Officer in 1991, after a career with the Suez Group and the French *Cour des Comptes.* He was executive Vice President finance and strategy of Aerospatiale, Chief Financial Officer and Group Managing Director for satellites and member of the Management Board of Aerospatiale Matra. He graduated from *Ecole des Hautes Etudes Commerciales* (HEC), from *Ecole Nationale d'Administration* (ENA), and from *Institut d'Etudes Politiques* of Paris (IEP).

Ralph D. Crosby Jr., Chairman and Chief Executive Officer of EADS North America
Previously, Mr. Crosby was founder and President of the Integrated Systems Sector at Northrop Grumman Corporation, Corporate Vice President and General Manager of the company's Commercial Aircraft Division and of the B-2 Division. He has a Bachelor of Science degree from the U.S. Military Academy, a master's degree in international relations from the Graduate Institute of International Studies in Geneva and in public administration from Harvard University.

Thomas Enders, Head of Defence and Security Systems Division
Mr. Enders joined MBB/Dasa AG in 1991, after various posts in international research institutes, the German Parliament and the Planning Staff of the German Minister of Defense. After several years in the company's marketing sector, he became Corporate Secretary of Dasa AG in 1995. From 1996 he was in charge of Corporate Strategy & Technology and since 2000, he has been the Head of Defence and Security Systems Division. Mr. Enders holds degrees from the University of Bonn and UCLA, California.

Francisco Fernandez Sáinz, Head of Military Transport Aircraft Division
Previously General Manager of Airbus España. Mr. Fernandez Sáinz joined CASA in 1971 as a design engineer, and occupied various positions as Product Engineering Manager (1975), Project Manager (1979), Engineering Development Director of the Technical Directorate (1982), Vice President of Engineering (1984) and Executive Vice President Programs (1997). Mr. Fernandez Sáinz is a graduate of ICADE (Master in Business Administration) and is a Senior Aeronautical Engineer.

Noel Forgeard, Airbus President and Chief Executive Officer
See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers - Curriculum Vitae and other Mandates and Duties Performed in any Company of the Members of the Board of Directors".

Jean-Louis Gergorin, Head of Strategic Coordination
Mr. Gergorin started his career with the French Government, becoming Head of Policy Planning of the French Foreign Ministry and member of the French German Committee on Security and Defence. Then he joined the private sector, holding senior strategic positions at Matra, *Lagardère* and Aerospatiale Matra. He graduated from *Ecole Polytechnique* and *Ecole Nationale d'Administration* (ENA) in Paris and is an alumnus of the Stanford Executive Program.

Jean-Paul Gut, Head of EADS International
Prior to July 2000, Mr. Gut was Executive Chairman of Aerospatiale Matra Lagardère International and Group Managing Director of Defence and Space Transport at Aerospatiale Matra. In March 1998, Jean-Paul Gut was named Director of the *Lagardère* Group Management Board, responsible for International Operations and the High Technology sector. He graduated from the *Institut d'Etudes Politiques* of Paris (IEP), with a master's degree in Economics.

Gustav Humbert, Airbus Chief Operating Officer
Previously a member of the Dasa AG Management Board responsible for the Commercial Aircraft Division, Mr. Humbert joined Messerschmitt-Bölkow-Blohm (MBB) in 1980, and became President and chief executive officer of Daimler Benz Aerospace Airbus GmbH in 1994. He holds a degree in mechanical engineering and production technology from Hanover Technical University as well as a PhD in engineering from the University of Hanover, School of Machinery.

Jussi Itävuori, Head of Human Resources
Mr. Itävuori joined EADS in September 2001. Previously, he worked for KONE Corporation since 1982 and was appointed in 1989 as Head of Human Resources and member of Executive Committee of KONE Elevators. In 1995 he was appointed member of the Executive Committee and Head of Human Resources of KONE Corporation. He served in the Finnish Air Force as a pilot and officer. He has a Master's degree from the Vaasa School of Economics, Finland.

Hans Peter Ring, Chief Financial Officer
See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers - Curriculum Vitae and other Mandates and Duties Performed in any Company of the Members of the Board of Directors".

2.1.5 Internal Control and Risk Management Systems

2.1.5.1 Overview

One of Management's fundamental missions is to foster a positive internal control ("**IC**") and risk management ("**RM**") environment at EADS, in line with corporate governance best practices. Recognizing that recent developments in the multi-jurisdictional (Netherlands, France, Germany, Spain) legal and regulatory provisions relevant to EADS require a strategic approach to IC and RM, EADS launched an IC/RM project at the beginning of 2004. The project, coordinated by the EADS finance department, and supported by other Headquarters functions and external consultants, is intended to:

- ensure the Group's compliance with current and expected future regulations;
- enable EADS to manage and minimize business and control risks throughout the Group; and
- identify weaknesses in the Group's existing IC and RM procedures and propose improvements thereto.

Set out below is a description of the Group's IC and RM systems, reflecting the results of the ongoing IC/RM project. No matter how well designed, IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no absolute assurance can be given that EADS' IC and RM procedures are, despite all care and effort, entirely effective.

The Board of Directors has approved this section as part of their overall approval of this document.

Interaction with the EADS Management Process

The Board of Directors has overall responsibility for the Group's IC and RM environment. EADS' Chief Executive Officers (the "**CEOs**" for the purpose of section 2.1.5) and EADS' Chief Financial Officer (the "**CFO**" for the purpose of section 2.1.5) are responsible for ensuring that IC and RM procedures are implemented throughout the Group. In addition, the Audit Committee oversees the Group-wide functioning of IC and RM procedures.

A general management principle of EADS is the delegation of entrepreneurial responsibility and powers to the operational units. Consequently, the day-to-day IC and RM functions are delegated to EADS' Divisions (Airbus, MTA, DS, Aeronautics, Space) and their respective business units ("**BUs**" for the purpose of section 2.1.5), whose management is responsible for operating and monitoring the IC and RM systems.

This principle of subsidiarity entails a clear separation of responsibilities between EADS headquarters and the Divisions or BUs. EADS headquarters sets the overall strategic and operational targets for EADS and assumes the ultimate responsibility for EADS' guidance. The Divisions and BUs retain responsibility for all operational matters and activities within their scope.

2.1.5.2 Risk Management System

Risk is an inherent aspect of all entrepreneurial activity. To fulfil the expectations of its shareholders, EADS must pursue opportunities that involve the acceptance of a certain degree of risk. See "1.4.1 Risk Factors" and "1.1.8 Management of Market Risks" for information on certain risks to which the Group is exposed.

Early identification and professional management of these risks is fundamental to business success. EADS recognises this fact and has always managed risks at all levels within the organisation.

In response to recent developments in corporate governance legislation, EADS is currently harmonising existing RM processes at the Group level to ensure that risks are continuously and consistently (i) identified, (ii) analysed, (iii) controlled, (iv) monitored and (v) reported.

Through the RM system, risks are identified and their likelihood of occurrence and possible extent of damage is assessed, usually measured in terms of their effect on operating profit.

Division and BU management are responsible for developing and initiating appropriate measures to avoid, reduce, or hedge the probability and/or impact of the identified risks.

Information on risks is gathered and updated regularly to provide Division and BU management with an up-to-date analysis of the significant risks within the Group, as well as with information on the activities initiated to mitigate or avoid such risks.

The evolution of major risks and the development of the countermeasures taken in response are monitored on a regular basis by Division and BU management, who in turn report to the CEOs and CFO.

The RM system encompasses all risks to which EADS is exposed, including risks inherent in the day-to-day business processes of the Group. EADS' IC system, described below, is designed to manage these process-inherent risks. The relevant risks are subject to a management discussion process on Group level.

2.1.5.3 Internal Control Framework

EADS historically maintained a variety of IC procedures with the purpose of providing reasonable assurance to the Board of Directors, the CEOs and the CFO that process-inherent risks arising from the Group's activities were being effectively managed. Following a comprehensive review and evaluation process, the existing EADS IC procedures have been further developed into an integrated Group-wide IC framework. The framework embodies the systems of policies and procedures within EADS designed to:

- enable the Group to identify and respond to significant operational, financial and compliance risks throughout EADS;
- ensure the quality of financial reporting, including design and implementation of processes to generate a flow of timely, relevant and reliable information; and
- ensure compliance with laws and regulations applicable to the Group, as well as with internal Group policies.

Sources and Standards for IC Procedures and Framework

The core policies, procedures and thresholds that define EADS' IC environment are communicated throughout the Group through:

- handbooks (e.g., "EADS Corporate Management Principles and Responsibilities", the "Financial Control Handbook");
- manuals (e.g., Treasury Procedures, "Accounting Manual", "Reporting Manual"); and
- guidelines (e.g., "Funding Policy").

Written internal rules govern the operations of key elements of the EADS IC framework; that is the Board of Directors and its Audit Committee. IC procedures at certain subsidiaries and joint ventures are derived from the relevant shareholders' agreements applicable thereto.

External standards influencing the EADS IC framework include the "Internal Control – Integrated Framework" defined by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), as well as industry-specific standards as defined by the International Standards Organisation.

Development of the IC Framework

Based on an analysis of EADS' activities, sixteen high-level business processes were selected and categorized into core processes (research and development, production, sales, after sales and program management), support processes (procurement, human resources, accounting, fixed assets, treasury, information technology, mergers & acquisitions and legal) and management processes (internal audit, controlling and management controls).

For each of these processes, a specific IC template was developed, describing the relevant control objectives derived from the EADS IC framework. In the preparation of the templates, particular emphasis was given to control objectives related to financial reporting.

To ensure a comprehensive IC approach throughout the Group, the IC templates were deployed to the Group's headquarters, Divisions and BUs. Based on centrally defined materiality thresholds, the Divisions and BUs have been tasked with identifying and selecting the specific lines of business within their control that will apply the templates as part of their regular operations. Certain subsidiaries, such as Airbus, and joint ventures, such as MBDA, possess IC procedures that are customized to their specific businesses – these procedures conform to the overall EADS IC framework. Continuity with the IC framework is ensured, *inter alia*, through EADS' presence on such affiliates' supervisory and management bodies (e.g., Airbus Shareholders' Committee, MBDA Board of Directors).

Monitoring of Internal Controls

Responsibility for the operation of the IC system lies with the management of the Divisions and the BUs, as well as with the relevant EADS headquarters functions. They ensure that the appropriate controls to meet the control objectives defined in the IC templates are in place and operate effectively on an ongoing basis.

As part of the development of the IC framework, EADS has instituted a formalized self-assessment mechanism, to be applied by each business process owner on a regular basis. Based on the results of these detailed self-evaluations, management of each Division, BU and headquarters function will prepare formal statements as to the adequacy and effectiveness of the internal controls within their scope of responsibility.

In addition to the self-assessment process, the IC framework relies upon objective reviews by EADS' Internal Audit department. Commencing in 2005, the joint results of the Internal Audit department's and of external auditors' risk-based reviews of Group operations will provide the Audit Committee and Board of Directors with an independent view on effectiveness of the Group's IC system.

Management Sign-Off Process

Starting with the current reporting cycle, a formalized sign-off process is in place whereby EADS' CEOs and CFO will confirm to the Board of Directors that, to the best of their knowledge:

- the IC system is adequately structured to ensure the reliability of financial reporting within EADS;
- the control activities in place are completely and accurately described in the IC templates and/or other relevant process documentation and guidelines;
- the owner of each control activity is clearly identified; and
- the controls in place are appropriate for EADS' business and meet the defined control objectives.

The CEOs' and the CFO's IC statements, submitted to the Board of Directors through the Audit Committee, will be based on the self-assessment and review processes described above, and will be founded upon similar statements provided to the CEOs and CFO by Division and BU management.

Beginning with the 2005 reporting cycle, it is intended that the sign-off process will include an assessment by the CEOs and CFO of the effectiveness of the Group's internal controls.

2.1.5.4 Business Processes Covered by Internal Control Framework

One of the initial objectives of the IC review project was the documentation and assessment of the IC procedures in place for each of the sixteen high-level business processes identified within EADS. Set out below is a description of certain of these business processes, and the correlating IC procedures, covering risks that have a significant potential of affecting the Group's financial condition and results of operations.[2]

Accounting

At the core of EADS' IC framework are accounting processes and controls designed to ensure the reliability of the financial statements and other financial information used by Management and disclosed to EADS' investors and other stakeholders. These processes and controls are part of an overall financial control model integrating strategic planning, operative planning, measurement and reporting, decisions/ actions and financial market communication. This integrated approach to planning and reporting aims to improve internal communication and transparency across departments and organisational units within EADS, which are essential to the preparation of accurate and reliable financial statements.

Consolidation Procedures – External Financial Reporting

The EADS financial control model defines the planning and reporting procedures that apply to all operational units of the Group, as well as the responsibilities of the CFO, who is charged with developing, implementing and monitoring these procedures. Among the CFO's primary tasks is overseeing the generation of consolidated financial statements for EADS, which are prepared under the direct supervision of the Chief Accounting Officer ("**CAO**" for the purpose of section 2.1.5). The CAO is responsible for the operation of the Group's consolidation systems and rules and for the definition of Group-wide accounting policies, reporting rules and financial guidelines that ensure the consistency and quality of financial information reported by the BUs and Divisions. EADS' accounting policies are set out in a written accounting manual, which is agreed with the Company's external auditors. Changes to the EADS accounting manual require approval by the CAO, and, where significant changes are involved, the CFO or the Board of Directors (based upon the advice of the Audit Committee).

Control of the financial reporting process is effected not only through the elaboration of Group-wide accounting systems and policies, but also through an organized process for extracting quality information from the reporting units on a timely basis. The EADS reporting process is briefly summarized below.

BU accounting departments record information using the EADS accounting consolidation software, following centrally defined EADS accounting policies which conform with IFRS, the Group-wide applied accounting standards. Accountants at EADS headquarters, who are responsible for each Division, monitor and verify the work of the relevant BU accounting departments. The Division accountants also provide direct support to the BUs to ensure the correct application of the EADS accounting policies.

During the course of each reporting cycle, BU CFOs frequently meet with the EADS CAO to discuss the financial information generated by the BUs.

2 This report is therefore not an exhaustive description of all of the Group's IC procedures.

Prior to being disclosed to the public and subsequently submitted for approval to the shareholders, the consolidated financial statements are audited by the Company's external auditors, reviewed by the Audit Committee and submitted for approval by the Board of Directors.

Controlling

The controlling function has developed a value-driven economic and financial corporate measurement system and methodology on an industry benchmark level. The core planning, tracking and reporting tasks of the controlling department provide it with a global overview of the Group. As a result, the controlling department is also called on to interact with other headquarters functions to ensure that corporate activities, such as M&A and sourcing, are carried out in accordance with the Group-level policies and strategies. This global overview also makes controlling an integral element of the risk assessment process.

The EADS financial reporting policies and procedures, described above, are also designed to provide Management with updated (at least monthly) decision-oriented management information to control the operational performance of the Group. This information includes regular cash and treasury reports, as well as other financial information used for future strategic and operative planning and control and supervision of economic risks arising from the Group's operations.

Treasury

Treasury management procedures, defined by EADS' central treasury department at Group headquarters, enhance Management's ability to identify and assess risks relating to liquidity, foreign exchange rates and interest rates. Controlled subsidiaries fall within the scope of the centralized treasury management procedures. For instance, besides daily operational interface, Airbus Treasury Committee meetings, comprising the Group treasurer, the Airbus CFO or treasurer, and BAE's treasurer (and/or its nominee), are held on a regular basis to oversee Airbus' foreign exchange and interest rate exposures and hedging activities, funding, and sales and project finance activities. Similar monitoring procedures exist for jointly-controlled affiliates, such as MBDA.

Cash Management

Maintenance of liquidity to support operations is one of the primary missions of the EADS central treasury department. Monthly cash planning and reporting by the central treasury department, in conjunction with the controlling department, provides Management with the information required to oversee the Group's cash profile and to initiate necessary corrective action in order to ensure overall liquidity.

To maintain targeted liquidity levels, and to safeguard cash, EADS has implemented a cash pooling system with daily cash sweeps from the controlled subsidiaries to centrally managed accounts. Payment fraud prevention procedures have been standardized throughout the Group.

Hedge Management

Commercial operations generate material foreign exchange and interest rate exposures. A Group hedging policy is defined and updated regularly by the Board of Directors. In order to ensure that all hedging activity is undertaken in line with the Group hedging policy, the central treasury department executes all hedging transactions. The central treasury department conducts ongoing risk analysis and proposes appropriate measures to the Divisions and BUs with respect to foreign exchange and interest rate risk. Subsidiaries are required to calculate, update and monitor their foreign exchange and interest rate exposure with the EADS central treasury department on a monthly basis, in accordance with defined treasury procedures.

A significant portion of the Group's foreign exchange exposure relates to the activities of Airbus, the implementation of whose hedging policy is overseen by the Airbus Shareholders' Committee. The Airbus Treasury Committee monitors foreign currency exposure and decides on the detailed implementation of the Airbus hedging policy. However, actual hedging transactions are executed by the EADS Central Treasury department.

Sales Financing

In connection with certain commercial contracts, EADS may agree to enter into sales financing arrangements. In respect of sales financing at Airbus, an annual sales financing budget, defined in the EADS operative planning process, is agreed by the Airbus Shareholders' Committee. The Airbus Treasury Committee approves sales financing transactions on a case-by-case basis, in line with its risk assessment guidelines.

Procedures for Monitoring Off-Balance Sheet Liabilities

Within EADS, off-balance sheet liabilities mainly arise in connection with lease arrangements, extensions of guarantees and pending or threatened litigation. Divisions and BUs are required to record, or to provide information on all financial guarantees in a tracking system. Guarantees for amounts in excess of a certain threshold must be approved by the CFO, the CEOs or the Board of Directors, as the case may be.

Management has instituted procedures to monitor the level of certain off-balance sheet liabilities throughout the Group. In particular, a specialized guarantee tracking system has been rolled out to monitor exposure arising from guarantees throughout the Group.

For Airbus and jointly controlled affiliates, such as MBDA, summary information on guarantee-related off-balance sheet exposure is captured by EADS headquarters based on regular reports of this exposure and discussed in the Airbus and MBDA Treasury Committee.

Sales

Commercial contracts entered into by EADS' operating subsidiaries have the potential to expose the Group to significant financial, operational and legal risks. To control these risks, Management has implemented contract proposal review procedures to ensure that EADS does not enter into material commercial contracts that expose it to unacceptable risk or are not in line with the Group's overall objectives. These procedures include (i) Board of Directors-approved thresholds and criteria for determining the risk and profitability profile of proposed contracts and (ii) a mandated pre-approval process for contracts defined as high-risk.

Contracts falling below the defined thresholds require approval by the CFO. Contracts that are deemed high-risk must be submitted to a standing Commercial Committee (with the CFO and the Head of EADS International serving as permanent members). This Committee is responsible for reviewing the proposal and submitting a decision-leading recommendation to the CEOs. Its specific role and responsibilities are defined in a set of internal rules adopted by the EADS Executive Committee.

In the case of Airbus, contracts are approved in accordance with Airbus' own corporate governance policy, which is based on EADS guidelines. Nonetheless, the EADS Commercial Committee reviews certain Airbus contracts if they exceed specified thresholds. In general, where EADS shares control of a subsidiary with a third party, the Commercial Committee is responsible for forming the EADS position on proposed commercial contracts.

Mergers and Acquisitions

With respect to merger, acquisition and divestiture activities of the Group, Management has implemented transaction review and approval procedures centralized at EADS headquarters. The IC procedures require all M&A transactions to be reviewed by an M&A Committee. The M&A Committee is chaired by the Head of Strategic Coordination, and includes the CFO and the directors of Group headquarters level M&A and controlling departments. Legal Affairs is permanently represented on the M&A Committee, and representatives of other departments are also invited to attend meetings.

Projects that are considered non-strategic and fall under a defined value threshold are reviewed and approved by the M&A Committee. Strategic and high-value projects require additional approval by the CEOs or the Board of Directors. This review and approval procedure is carried out at four critical stages of the M&A process, beginning with an analysis of the strategic fit and definition of the legal framework and concluding with a final review of the overall transaction.

Legal

EADS is subject to a myriad of legal regimes in each jurisdiction in which it conducts business. The EADS Legal Affairs directorate, in coordination with the Division and BU legal departments, is responsible for implementing and overseeing the procedures designed to ensure that EADS' activities comply with all applicable laws, regulations and requirements. It is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Legal Affairs, together with the Corporate Secretary, also plays an essential role in the design and administration of (i) the EADS corporate governance procedures and (ii) the legal documentation underlying the delegation of powers and responsibilities and defining the EADS management and IC environment.

Internal Audit

The EADS Internal Audit department, under the direction of the Corporate Secretary, provides Management with a risk-based evaluation of the effectiveness of the Group's IC procedures. Based upon an approved annual audit plan and a global risk assessment of the Group's activities, the Internal Audit department (i) reviews operational processes for risk management and operating efficiency improvement opportunities and (ii) monitors compliance with legal requirements and internal policies, process guidelines and procedures (e.g., compliance with EADS' accounting policies). Internal Audit also involves *ad hoc* reviews, performed at the request of management, focusing on current (e.g., suspected fraudulent activities) and future (e.g., contract management) risks.

2.1 Management and Control (continued)

Procurement

A group with the size and complexity of EADS requires a common sourcing policy to maximize market effort and minimize inefficiencies in the procurement process. To ensure that corporate sourcing is carried out in an efficient and ethical manner, a set of common purchasing processes, in line with a common sourcing strategy, is defined and implemented by the Head of Corporate Sourcing and the Procurement Directors Board.

2.1.5.5 Outlook for Evolution of EADS' Internal Control and Risk Management Systems

Building on the results of the comprehensive IC and RM review and evaluation process commenced in 2004, EADS will critically assess the roll-out of the IC framework and RM system over the course of 2005. In response to ongoing monitoring of the efficacy and workability of the IC and RM systems, based on the 2004 self-assessments and the results of Internal Audit's review, further enhancements and modifications to the IC and RM systems throughout 2005 are likely. These enhancements and modifications will be aimed at ensuring that EADS continues to operate in accordance with global best IC and RM practices.

2.2 Interests of Directors and Principal Executive Officers

2.2.1 Compensation Granted to Directors and Principal Executive Officers

EADS' remuneration policy aims at attracting and retaining talents that will contribute to the Group's business success. The compensation policy is therefore designed to focus efforts on what the Group wants to value and reward.

The Board of Directors is composed of Non-Executive Directors and Executive Directors (who are also members of the Executive Committee).

Compensation of the Directors

The Non-Executive Directors are entitled to receive an accumulated total target compensation as a group of Non-Executive Directors on a full year basis of €900,000. This target compensation includes (i) a fixed part of €30,000 per director and €60,000 per chairman, (ii) a fee for participation in Board of Directors' meetings and Committee meetings (if such Committee meetings take place on a different date than the Board of Directors' meetings) of €5,000 per director and €10,000 per chairman, per meeting and (iii) a variable part composed of a profit sharing calculated, starting 2004, on the basis of EBIT* (75%) and cash (25%) results of the Group, of €50,000 per director and €100,000 per chairman at 100% target achievement. The rules for the profit sharing calculation on the basis of EBIT* (75%) and cash (25%) results of the Group for the Non-Executive Directors are the same as for the members of the Executive Committee (see below "Compensation of the Members of the Executive Committee"). The Non-Executive Directors do not have termination packages.

The Executive Directors receive neither fees for participation in Board of Directors' meetings nor any dedicated compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee (see below "Compensation of the Members of the Executive Committee"). The Executive Directors are eligible for benefits under stock option plans (see "2.3.3 Options Granted to Employees") and under employee share ownership plans in their capacity as qualifying employees (see also "2.3.2 Employee Share Offering"). Additionally, the Executive Directors are entitled to pension benefits.

The amounts of the various components constituting the compensation granted to Executive Directors and Non-Executive Directors during 2004 together with additional information such as the number of stock options and details of the pension benefits entitlements of the Executive Directors are set out in "Notes to the Statutory Financial Statements – Note 8: Remuneration".

The Executive Directors are also entitled to a termination package when they leave the Company as a result of a decision of the Company. Such termination package varies according to the type of their contracts (either fixed term contracts of five years with full pay until the end of the contract period plus an indemnity of up to a maximum of 18 months of their target income or contracts for an indefinite term with an indemnity of up to a maximum of 24 months of their target income).

Compensation of the Members of the Executive Committee

The members of the Executive Committee, including Executive Directors but also members of the Executive Committee who are not members of the Board of Directors, are entitled to receive for the year 2004 an accumulated total target compensation on a full year basis of €12,589,231. This target compensation is divided into a 50% fixed part and a 50% variable part (in practice, the variable part can exceed 50% of the total compensation in case of overachievement of the targets). The variable part, starting 2004, is calculated on the basis of two equal components: (i) a profit sharing calculated on the basis of EBIT* (75%) and cash (25%) results of the Group and (ii) a bonus corresponding to individual achievements.

The total compensation paid by EADS and all its Group companies to the two Chief Executive Officers of the Company, Mr. Philippe Camus and Mr. Rainer Hertrich, during the year 2004 was €2,010,251 each.

2.2.2 Options Granted to the Two Chief Executive Officers

See "2.3.3 Options Granted to Employees".

2.2.3 Related Party Transactions

EADS being a company incorporated under Dutch law, Articles L.225-38 to L.225-43 and L.225-86 to L.225-91 of the French *Code de Commerce* on related party transactions are not applicable to it.

Article 2:146 of the Dutch Civil Code provides as follows:

"Unless the articles of association provide otherwise, a company (*naamloze vennootschap*) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its board of directors. The shareholders' meeting shall at all times have powers to designate one or more persons for this purpose." In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2004, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions.

For a description of the relationships between the Company and its principal shareholders, see "Part 2/3.3.2 Relationships with Principal Shareholders".

As indicated in "Part 2/3.1.3.1 Ongoing Disclosure Obligations", pursuant to the financial law 44/2002, of 25th November 2002, on Measures Reforming the Financial System (*Ley 44/2002, de 25 de noviembre, sobre Medidas de Reforma del Sistema Financiero*) (the "**Financial Law**"), and the Ministry of Economy Order dated 15th September 2003, the Company is obliged to provide the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") with certain information in relation to every transaction carried out with any related party (in addition to the description of related party transactions included in the corporate governance report to be filed with the CNMV on an annual basis (the "**Annual Corporate Governace Report**") pursuant to Ministry of Economy Order 3722/2003 dated 26th December 2003 (the "**Ministerial Order**")).

2.2.4 Loans and Guarantees Granted to Directors

EADS has not granted any loans to its Directors or members of the Executive Committee.

2.3 Employee Profit Sharing and Incentive Plans

2.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. A stock option plan has been established for the senior management of the Group (see "– Options Granted to Employees") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "– Employee Share Offering").

EADS France has profit sharing plans (*accords de participation*), in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the EBIT* of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

2.3.2 Employee Share Offering

As part of its initial public offering, EADS offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled nine times such amount paid. Qualifying employees were offered shares at a price of €15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, three years, five years or six years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on 21st September 2000.

In October 2001, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB (former name of the *Autorité des marchés financiers* (the "**AMF**")) on 8th October 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on 13th October 2001 under number 01-1209) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €10.70 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2001.

In October 2002, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,022,939 shares of a nominal value of €1 each.

2.3 Employee Profit Sharing and Incentive Plans (continued)

The employee offering (*note d'opération préliminaire* approved by the COB on 30th September 2002 under number 02-1062 and *note d'opération définitive* approved by the COB on 11th October 2002 under number 02-1081) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €8.86 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €7.93 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,022,939 shares were subscribed for in the employee offering. Shares were delivered on 4th December 2002.

In October 2003, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,027,996 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS on (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €12.48 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €12.48 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,686,682 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2003.

In October 2004, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,018,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS on (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands, Singapore, Australia and Finland.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €18 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,822 shares were subscribed for in the employee offering. Shares were delivered on 3rd December 2004.

2.3 Employee Profit Sharing and Incentive Plans (continued)

2.3.3 Options Granted to Employees

At its 26th May 2000, 20th October 2000, 12th July 2001, 9th August 2002, 10th October 2003 and 8th October 2004 meetings, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meetings of 24th May 2000, 10th May 2001 and 6th May 2003 approved the granting of stock options for subscription of shares in the Company. The principal characteristics of these options are summarised in the table below:

	First Tranche	Second Tranche
Date of general meeting	24th May 2000	24th May 2000
Date of board meeting	26th May 2000	20th October 2000
Number of options that were granted	5,324,884	240,000
Number of options outstanding	4,545,400	227,000
Of which: shares that may be subscribed by directors and officers	720,000	60,000
Total number of eligible employees	Approximately 850	34
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules (see "Part 2/3.1.3 Governing Law – Dutch Regulations")).	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules (see "Part 2/3.1.3 Governing Law – Dutch Regulations")).
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€20.90	€20.90
Number of options exercised	123,000	6,000

2.3 Employee Profit Sharing and Incentive Plans (continued)

	Third Tranche	Fourth Tranche
Date of general meeting	10th May 2001	10th May 2001
Date of board meeting	12th July 2001	9th August 2002
Number of options that were granted	8,524,250	7,276,700
Number of options outstanding	7,421,725	6,676,216
Of which: shares that may be subscribed by:		
– Mr. Philippe Camus*	135,000	135,000
– Mr. Rainer Hertrich*	135,000	135,000
– the 10 employees having being granted the highest number of options during the year 2001 (third tranche) and 2002 (fourth tranche)	738,000	808,000
Total number of eligible beneficiaries	Approximately 1,650	Approximately 1,562
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules (see "Part 2/3.1.3 Governing Law – Dutch Regulations")).	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules (see "Part 2/3.1.3 Governing Law – Dutch Regulations")).
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€24.66	€16.96
Number of options exercised	0	352,009

2.3 Employee Profit Sharing and Incentive Plans (continued)

	Fifth Tranche	Sixth Tranche
Date of general meeting	6th May 2003	6th May 2003
Date of board meeting	10th October 2003	8th October 2004
Number of options that may be subscribed	7,563,980	7,777,280
Number of options outstanding	7,444,520	7,777,280
Of which: shares that may be subscribed by:		
– Mr. Philippe Camus*	135,000	135,000
– Mr. Rainer Hertrich*	135,000	135,000
– the 10 employees having being granted the highest number of options during the year 2003 (fifth tranche) and 2004 (sixth tranche)	808,000	808,000
Total number of eligible beneficiaries	Approximately 1,491	Approximately 1,495
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules (see "Part 2/3.1.3 Governing Law – Dutch Regulations")).	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options and when applicable, subject to certain performance conditions (subject to specific provisions contained in the Insider Trading Rules – see "Part 2/3.1.3 Governing Law – Dutch Regulations").
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€15.65	€24.32
Number of options exercised	9,600	0
Number of options cancelled during the year 2003 (fifth tranche) and 2004 (sixth tranche)	108,460	0

* For more information in respect of options granted to the Executive Directors, see "Notes to the Statutory Financial Statements – Note 8: Remuneration".

3.1 2005 Financial Outlook

Revenues

For 2005, EADS is targeting consolidated revenues of approximately €33 billion, as compared to €31.8 billion for 2004. This target reflects the expected impact of a weaker U.S. dollar exchange rate over the year (an assumed average market rate of €1=U.S.$1.30 for 2005, as compared to the actual average of €1=U.S.$1.24 in 2004). Overall revenues of the defence businesses' are expected to increase by 10% over 2004.

EADS anticipates that Airbus will deliver 350 to 360 aircraft in 2005. Airbus revenues are expected to increase in line with higher deliveries of single aisle aircraft. The 2005 aircraft mix is likely to be less favourable than in 2004.

Revenues from the MTA Division are expected to grow significantly in 2005, boosted mainly by the continued ramp-up of the A400M program. Other activities, including the start-up of the A330 MRTT Australian contract, medium and light aircraft deliveries, as well as the modernisation of the Brazilian P3 Orion, are expected to contribute overall revenues slightly above 2004 levels.

In the Aeronautics Division, new military models such as the NH90 transport and Tiger combat helicopters are expected to reach the market. Meanwhile, regional turboprop aircraft (ATR-42/ATR-72) and general aircraft (TBM), and activities such as aircraft conversion, are facing competitive pressure in a market that remains narrow. The Division's aerostructure activities are expected to continue benefiting from the civil aerospace upturn. Overall, revenues should grow significantly in 2005, mostly driven by Eurocopter.

The DS Division's current order-book offers good visibility as to future revenues of the Missiles and Military Aircraft businesses. Overall, 2005 revenues of the DS Division are likely to be negatively impacted by the recent disposal of Multicom and Enterprise Telephony activities.

The Space Division has adapted to the changing markets in which it operates. While restructuring its own operations, it has also played a key role in the consolidation of the overall European space industry, and has offered new services to its customers in the field of secured communications. Despite a difficult environment (e.g., Euro/U.S. dollar exchange rate, a "gloomy" telecommunication satellite market, severe limitations of National and European agencies), a moderate increase in 2005 revenues is anticipated in light of the current order-book.

EBIT*

EADS' consolidated EBIT* is expected to exceed €2.6 billion (up 6%) for 2005, reflecting an increase in performance across the group, partly offset by less favourable hedges, and by the impact of the weak U.S. dollar on the naturally hedged portion of the net exposure.

Airbus' 2005 EBIT* is targeted to grow from 2004. It should benefit mainly from an increase in deliveries and from the progressive benefits of the Route 06 cost savings plan. These factors are expected to significantly compensate for (i) the negative impact of a slightly lower proportion of larger aircraft deliveries and (ii) the effects of a weaker U.S. Dollar from the few aircraft not yet hedged and from the maturing of less favourable hedges. Self-financed research and development is expected to continue at around the same level, mostly due to the continuing development of the A380 – the passenger and freighter versions are due for entry into service in 2006 and 2008 respectively. The new A350 project will only marginally impact the 2005 research and development budget, but is expected to increase in following years. The positive accounting impact from the Airbus GIE merger into Airbus SAS is expected to diminish in 2005.

For the MTA Division, higher revenues and the early benefits of restructuring will feed through to higher EBIT* in 2005.

2005 EBIT* at the Aeronautics Division is expected to reflect the continuing improvement of Eurocopter performance, offset by the impact of a weaker U.S. dollar and by ongoing recovery programmes, namely in the Sogerma business.

The DS Division's 2005 EBIT* will reflect continuing improvement of recurring business' profitability, notwithstanding further investments in strategic projects and restructuring plans to foster efficiencies. 2005 EBIT* will not benefit from the non-recurring positive effect of €106 million, relating to the release of a litigation provision in 2004.

Moreover, the fully re-engineered and operational Space Division is now poised for EBIT* margin progressive expansion from 2005 onwards.

Cash

Free Cash Flow before customer financing and Paradigm investment outflows is expected to be positive in 2005.

Earnings Per Share

Earnings per share are expected to increase by 5% in 2005, to €1.36 per share, based on an average of 803 million shares outstanding.

3.2 2005 Calendar of Financial Communication

2004 Annual Results Release: 9th March 2005

First Quarter 2005 Results Release: 9th May 2005

Annual General Meeting: 11th May 2005

Global Investor Forum: June 2005

First Half 2005 Results Release: 27th July 2005

Third Quarter 2004 Results Release: 9th November 2005

In order to simplify the reading of this document which is filed as part of the EADS Reference Document for the financial year 2004, the following thematic index permits the identification of the main information required by the *Autorité des marchés financiers* within the framework of its regulation.



European Aeronautic
Defence and Space
Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schiphol-Rijk
The Netherlands

www.eads.com

This document
is also available at the
following addresses:
European Aeronautic Defence
and Space Company EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 – France

In Germany
81663 Munich – Germany

In Spain
Avenida de Aragón 404
28022 Madrid – Spain

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Business and Legal Description 2004


EADS

The step beyond

The complete EADS Annual Report Suite 2004 consists of:



EADS Annual Review 2004 (1)



EADS Financial Statements and Corporate Governance 2004 (2)



EADS Business and Legal Description 2004 (3) (available upon request)



The online version of the EADS Annual Report Suite 2004 is available *at the Investor Relations section of* www.eads.com


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

This Reference Document was filed in French with the *Autorité des marchés financiers* on 19th April 2005 pursuant to Articles 211-1 to 211-42 of the General Regulations of the *Autorité des marchés financiers*. It may be used in support of a financial transaction only if it is supplemented by a transaction note approved by the *Autorité des marchés financiers*.

Warning

The AMF draws the attention of the public to the fact that:

European Aeronautic Defence and Space Company EADS N.V. ("**EADS**" or the "**Company**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this Reference Document.

This document contains information which forms an integral part of EADS' Reference Document filed with the Autorité des marchés financiers on 19th April 2005. When used as a Reference Document, it must be read in conjunction with the document entitled Financial Statements and Corporate Governance – 2004 (Reference Document Part 1), containing, among other things, the Company's financial statements and the notes thereto.

Reference Document (Part 2)

Financial year 2004


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2005
WASH. D.C. SECTION
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Reference Document (Part 2) (continued)

Financial year 2004

1.1 Presentation of the Group

1.1.1 Overview

Except where stipulated otherwise, all the data provided below were prepared on the basis of information from the Company.

With consolidated revenues of €31.8 billion in 2004, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles systems, and a leading supplier of military aircraft, satellites and defence electronics. In 2004, it generated approximately 76% of its total revenues in the civil sector and 24% in the military sector.

2004 Highlights

EADS' business environment in 2004 was characterized by an upturn in international air traffic. While the upturn presents a promising perspective for future commercial aircraft sales, continuing instability in the Middle East, the ongoing global terror threat and high oil prices impacted airline profitability in 2004. Defence sector sales remained subject to constrained procurement budgets in EADS' home markets.

Over the course of the year, EADS continued to position itself for sustained growth and profitability, in line with its strategy of being a leading company in the major global aerospace and defence markets. The record order book of €184.3 billion at the end of 2004 constitutes a considerable asset for EADS: representing approximately five years of present level revenues in the commercial aircraft business and more than six years in the defence business.

For the second year in a row, Airbus delivered more aircraft and took in more orders than Boeing. Airbus received 370 gross orders in 2004, representing over 57% of gross new aircraft orders for the year. Airbus delivered 320 aircraft in 2004 (305 aircraft in 2003). In 2004, the A380 programme realized significant commercial and technical achievements, with a total of 139 firm orders from 13 customers at year-end. In December 2004, with a view towards complementing the long-range family of Airbus, the EADS Board of Directors approved the commercial launch of the A350 aircraft.

Although 2004 was marked by differences between the U.S. and the EU concerning government financing for commercial aircraft programmes, negotiations have resumed and EADS expects that the ultimate solution will lead to a level playing field on both sides of the Atlantic.

Expanding EADS' capabilities and business revenues in the defence sector is a core strategic priority for the EADS Group (the "**Group**"). The defence-related order book grew from €46 billion at year-end 2003 to €49 billion at year-end 2004, while defence-related revenues increased 8% to €8 billion. Contributing to this growth in 2004 were the Eurofighter Tranche 2 and M51 (French ballistic missile) contracts, the order of tanker aircraft by the Australian Armed Forces, the integrated border security system contract with the Romanian Interior Ministry, and the first non-European orders for the NH90 from Oman and Australia.

Turnaround at EADS Space was achieved in 2004, reflecting the results of ongoing restructuring activities at the Division. EADS Space finished the year with a positive EBIT* of €10 million (as compared to negative €400 million in 2003).

Strategy

In order to maximise value for its shareholders and to balance its portfolio, the management of EADS (the "**Management**") intends to position EADS as a leading company in major global aerospace and defence markets. The strategy is composed of four key elements:

– Further strengthen EADS' competitive position

EADS has established, and aims to maintain, its role as a global market leader in respect of commercial aircraft – through Airbus, helicopters – through Eurocopter, missiles systems – through MBDA and LFK and commercial space launchers – through EADS Space Transportation.

The target of approximately €10 billion in defence and homeland security-related sales annually by 2006, based on a year-end 2004 defence backlog of approximately €49 billion, reflects EADS' ongoing efforts to gain additional ground against its key competitors in the defence and space sectors. These efforts are supported by EADS' young and competitive portfolio, featuring programmes such as the A400M military transport aircraft, Eurofighter, Tiger and NH90 helicopters, the Meteor and Aster missile programmes and Skynet 5/Paradigm secure communications network.

To further strengthen its competitive position in the defence sector, EADS is expanding the scope of its business to include homeland security, military transport aircraft, large defence systems and service solutions, and is actively screening targeted acquisition opportunities in key markets.

– Become a global industrial group

EADS intends to make use of its established reputation as a technology leader and its growing credibility as a systems integrator to support its transition from a European industrial group with global export sales to a global industrial group relying on local industrial footholds and technological co-operations in key markets, notably the U.S., Asia and Russia.

EADS will vigorously pursue opportunities to extend local "roots and branches" into these markets, a virtual prerequisite to entry. Global program partnerships involving local industry participants and acquisitions in target markets are not only critical levers in the capturing of international markets, but also a means of broadening EADS' technology portfolio and permitting EADS to benefit from cost advantages and enhanced natural currency hedging opportunities. Furthermore, group-wide efforts in the area of global sourcing support EADS' competitiveness and cost efficiency, especially against the background of favourable budgetary conditions for U.S. players.

The Group's experience in Australia exemplifies the successful implementation of this strategy. In Management's view, the local industrial foothold established through the acquisition of Australian Aerospace in 2001, created a competitive advantage for the Tiger contract and supported the contract signature of the A330 tanker aircraft and the NH90.

U.S.

In the U.S., EADS aims to be perceived as a valued corporate citizen in the world's largest defence and homeland security market. To this end, it is pursuing a four-pillared strategic approach: creating a U.S. industrial presence (Eurocopter Mississippi, Airbus Wichita design centre), developing transatlantic relationships with the principal actors in the U.S. aerospace and defence market (EuroHawk®), acquiring small and mid-sized defence companies (Racal Instruments) and cooperating with U.S. primes.

By consolidating the different components of its U.S.-based defence business into EADS North America Defense Company (operating under a Special Security Agreement with the U.S. government) in 2004, EADS laid the organisational foundation on which it intends to develop the local footprint needed to successfully attract U.S. military customers.

Capitalizing on EADS' technologically advanced product portfolio, including in particular its helicopters and transport and tanker aircraft, EADS North America is pursuing several key campaigns in the U.S., each within the framework of a partnership with a U.S. defence industry participant. The projects include the KC-330 tanker, the Utility Helicopter, the Future Cargo Aircraft and MEADS.

Asia

Management sees Asia, and in particular China and India, as a promising market for future growth. The rapid pace of economic growth in these countries drives demand for air travel and supports increasing governmental budgets. EADS aims to derive 30% of its revenues from Asia in 2015.

In 2003, EADS took an important step into the Chinese market through its stake in AviChina, localising Eurocopter manufacturing in north-eastern China. Airbus has set a sourcing target of U.S.$120 million in China by 2010 and has plans for setting up an engineering center. EADS envisages further joint programme development partnerships with Chinese partners, following the model of the recent agreement for the joint development and production of a new multipurpose helicopter with AviChina (AVIC II). Overall, EADS is committed to developing long-term strategic partnerships with China's industry and government in order to become their global partner of reference.

Russia

Management views the development of Russia's economy as a promising opportunity, with the Russian aerospace and defence industry gaining new strength through restructuring and consolidation. As an initial foray into the Russian market, EADS is participating in this restructuring and consolidation process through a co-operation with IRKUT. Joint new programme developments, with a particular focus on export markets and technology partnerships, are at the core of the mutual interest shared by EADS and its Russian industrial partners.

- **Deliver systems and service solutions**

The transformation of U.S. and European defence forces and public safety agencies and the need for a more efficient use of existing defence budgets is driving EADS' customers to demand complete systems and service solutions. In response, EADS aims to increase the competitiveness of its current programme offerings by emphasising its capabilities in lead system integration and service solutions.

Specifically, EADS is targeting a clear prime position in new growth areas of network enabled operations, manifested by its extended air defence, C4ISR[1], unmanned aerial vehicles and military space programmes.

1 Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance.

1.1 Presentation of the Group (continued)

The contract for the provision of an integrated border surveillance system for Romania, awarded to EADS in 2004, represents a significant step in this direction. The NATO transformation contract, pursued together with U.S.-based SAIC, and the leading role of EADS in the NATO AGS team serve as further examples of the substantive development of EADS' systems and solution business.

In addition to systems, EADS is committed to extending its programme leadership through the provision of service solutions, including outsourcing, to defence forces and public safety agencies, such as the secure communication services of Paradigm and the in-fleet services provided by the Eurofighter system support centre.

- Focus on innovation and technology
By combining a wide range of products and expertise into high value-added, integrated systems, EADS will seek to enter new markets, maximise margins and offer strongly differentiated solutions that are tailored to increasingly complex customer needs in both the civil and defence sectors. New businesses such as complete homeland security systems, Galileo navigation satellites and military derivatives based on its existing Airbus platforms exemplify EADS' ability to combine know-how and products in the development of incremental businesses.

Continuous innovation has been the basis of EADS' success in the past, and Management expects that it will be even more important going forward. Innovation cycles are shortening and new competitors are emerging in all fields of EADS' business. EADS intends to position itself as a market-leading provider of innovative solutions covering a broad spectrum of technologies including new materials, manufacturing techniques, disruptive technologies, system integration, and quality control.

In absolute terms and as a percentage of sales, EADS has consistently devoted more of its own resources to research and development than its peers. Management firmly believes that this sustained investment in R&D is paying off in terms of competitive position and is resulting in positive return on investment. Shareholder value is founded on this long-term view.

Organisation of EADS Businesses

EADS businesses fall under five Divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Aeronautics, (4) Defence and Security Systems and (5) Space. The chart at paragraph 3.3.6 illustrates the allocation of activities among these five Divisions.

Airbus

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 up to the end of 2004, Airbus has received 5,252 orders for aircraft from 204 customers worldwide. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 53% in 2004, surpassing its rival Boeing for the first time. At 31st December 2004, its backlog of orders (1,500 aircraft) stood at 74% of total EADS worldwide backlog. After accounting for cancellations, net order intake for 2004 was 366 aircraft. In 2004, the Airbus Division of EADS earned revenues of €20.2 billion, representing 64% of EADS total revenues. See "- 1.1.2 Airbus".

Military Transport Aircraft

The Military Transport Aircraft Division (the "**MTA Division**") manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialised military tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. The MTA Division also designs and manufactures aerostructure elements. The MTA Division earned consolidated revenues of €1.3 billion accounting for 4% of EADS' total revenues for 2004. The €19.7 billion contract to manufacture and deliver the A400M was signed in 2003, contributing to significant future revenue growth for EADS. See "- 1.1.3 Military Transport Aircraft".

Aeronautics

The Aeronautics Division groups together a number of civil and military aviation-related businesses, including helicopters, regional and general aviation aircraft and aircraft conversion and maintenance. The Aeronautics Division is also involved in the manufacturing of aerostructures for Airbus. Management views the mix of young and mature civil and military programmes and services as an effective means of assuring consistent positive results in markets subject to cyclical or fluctuating demand. For 2004, the Aeronautics Division earned consolidated revenues of €3.9 billion representing 12% of EADS' total revenues. See "- 1.1.4 Aeronautics".

Defence and Security Systems

The Defence and Security Systems Division (the "**DS Division**") is active in the field of integrated systems including missile systems, combat aircraft, defence electronics, military communications and services. Based on 2004 revenues, EADS' subsidiary MBDA has become the largest manufacturer of tactical missile systems in the world. Its military aircraft Business Unit, which was transferred from the Aeronautics Division in 2003, is a leading partner in the Eurofighter consortium. EADS is the third largest supplier of defence electronics in Europe and plays a significant role in the secure and encrypted military communications market. On a consolidated basis, the DS Division earned revenues of €5.4 billion for 2004, representing 17% of EADS' total revenues. See "– 1.1.5 Defence and Security Systems".

Space

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures and launchers. The Space Division designs, develops and manufactures satellites, orbital infrastructures and launchers largely through its subsidiaries EADS Astrium and EADS Space Transportation ("**EADS ST**"), and provides space services through its EADS Space Services subsidiary. The Space Division also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through dedicated companies, such as Paradigm. For 2004, the consolidated revenues of the EADS Space Division amounted to €2.6 billion, or 8% of EADS' total consolidated revenues. See "– 1.1.6 Space".

Investment

Among its significant investments, EADS holds a 46.03% stake in Dassault Aviation, a major participant in the world market for military jet aircraft and business jets. See "– 1.1.7 Investments".

Summary Financial and Operating Data

The following tables provide summary financial and operating data for EADS for the years ended 31st December 2004 and 31st December 2003.

Consolidated Revenues for the Years Ended 31st December 2004 and 2003 by Division

	Year Ended 31st December 2004		Year Ended 31st December 2003	
	Amount in € bn	In Percentage*	Amount in € bn	In Percentage*
Airbus	20.2	60	19.0	61
Military Transport Aircraft	1.3	4	0.9	3
Aeronautics	3.9	12	3.8	12
Defence and Security Systems	5.4	16	5.2	16
Space	2.6	8	2.4	8
Total Divisional Revenues	33.4	100	31.3	100
Headquarters/ Eliminations**	(1.6)		(1.2)	
Total Consolidated Revenues	**31.8**		**30.1**	

* Percentage of total divisional revenues before headquarters/eliminations.
** Includes inter alia intercompany eliminations and headquarters sales.

Consolidated Revenues by Geographical Area for the Years Ended 31st December 2004 and 2003

	Year Ended 31st December 2004		Year Ended 31st December 2003	
	Amount in € bn	In Percentage*	Amount in € bn	In Percentage*
Europe	14.6	46	14.0	46
North America	8.7	27	8.1	27
Asia/Pacific	7.2	23	6.9	23
Rest of the World	1.3	4	1.1	4
Total	31.8	100	30.1	100

* Percentage of total revenues after eliminations.

1.1 Presentation of the Group (continued)

Consolidated Orders Booked for the Years Ended 31st December 2004 and 2003

	Year Ended 31st December 2004		Year Ended 31st December 2003	
	Amount in € bn	In Percentage***	Amount in € bn	In Percentage***
Orders booked:*				
Airbus**	25.8	57	39.9	52
Military Transport Aircraft	1.2	2	20.3	27
Aeronautics	4.3	9	3.7	5
Defence and Security Systems	8.5	19	6.3	8
Space	5.7	13	6.1	8
Total Divisional Orders	45.5	100	76.3	100
Headquarters/ Eliminations**	(1.4)		(15.1)	
Total	**44.1**		**61.2**	

* Without options.
** Based on catalogue prices.
*** Before headquarters/eliminations.

Consolidated Backlog for the Years Ended 31st December 2004 and 2003****

	Year Ended 31st December 2004		Year Ended 31st December 2003	
	Amount in € bn	In Percentage***	Amount in € bn	In Percentage***
Backlog:*				
Airbus**	136.0	70	141.8	73
Military Transport Aircraft	19.9	10	20.0	11
Aeronautics	10.2	5	9.8	5
Defence & Security Systems***	17.3	9	14.3	7
Space	11.3	6	7.9	4
Total Divisional Backlog	194.7	100	193.8	100
Headquarters/ Eliminations	(10.4)		(14.5)	
Total	**184.3**		**179.3**	

* Without options.
** Based on catalogue prices.
*** Before headquarters/eliminations.
**** For a discussion on the calculation of backlog, see "Part 1/1.1.4 Measurement of Management's Performance – Order Backlog".

Relationship Between EADS N.V. and the Group

EADS N.V. itself does not engage in the core aerospace, defense or space business of its Group but coordinates related businesses, sets and controls objectives and approves major decisions for its Group. As the parent company, EADS N.V. conducts activities which are essential to the Group activities and which are an integral part of the overall management of the Group. In particular, finance activities pursued by EADS N.V. are in support of the business activities and strategy of the Group. In connection therewith, EADS N.V. provides or procures the provision of services to the subsidiaries of the Group. General management service agreements have been put in place with the subsidiaries and services are invoiced on a cost plus basis.

For management purposes, EADS N.V. acts through its Board of Directors, Executive Committee, and Chief Executive Officers in accordance with its corporate rules and procedures detailed in "Part 1/Chapter 2 - Corporate Governance".

Within the framework defined by EADS, each Division, business unit ("**Business Unit**"), and subsidiary is vested with full entrepreneurial responsibility.

To the best knowledge of Management, there are no pledges over any of the assets of EADS N.V.

1.1.2 Airbus

Introduction and Overview

Airbus is the leading supplier of commercial aircraft with more than 100 seats. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 53% in 2004. At 31st December 2004, its backlog of orders (1,500 aircraft) stood at 74% of total EADS worldwide backlog. After accounting for cancellations, net order intake for 2004 was 366 aircraft. In 2004, the Airbus Division of EADS earned revenues of €20.2 billion, representing 64% of EADS total revenues.

Based on deliveries in 2004, Airbus was the largest supplier of commercial aircraft in the world, surpassing its rival Boeing for the second year in a row. Since it was founded in 1970 up to the end of 31st December 2004, Airbus has received orders for 5,252 aircraft from approximately 204 customers around the world.

Several factors have contributed to the success of Airbus: its portfolio of modern aircraft, its consistent technological innovation, its stable pool of highly skilled employees and its concept of aircraft "families" that offer customers cost savings in crew training, maintenance and supply for their fleets of different sized Airbus aircraft. In addition, Management believes that the international composition of Airbus represents a competitive advantage in the global marketplace.

The Airbus Group is jointly owned by EADS (80%) and BAE SYSTEMS (20%).

Strategy

The paramount strategic goal of Airbus is to deliver first-rate economic returns in a sustainable manner by continuing to develop a superior family of products and commanding half of the world commercial aircraft market over the long term. To achieve this end, Airbus is actively:

- **Completing the most comprehensive line of products targeted to customer needs**
  This entails (i) a major effort to develop, test, manufacture and deliver the A380 by early 2006, (ii) the gradual extension of relevant freighter applications across the range of Airbus aircraft, and (iii) the continuous maintenance of existing models' competitive edge in their respective markets.
- **Focusing on key geographic markets**
  Airbus is seeking to penetrate certain key markets such as China and Russia, and to consolidate its position in the difficult U.S. airline market.
- **Expanding its offering of services to customers**
  Expansion of its offering of customer services will enable Airbus to remain at the forefront of its industry by (i) designing answers to customers' evolving needs, and (ii) ensuring optimal Airbus placement along the industry's value chain.
- **Perfecting its industrial operations**
  Management is focused on capturing the benefits of integration, to enhance its response to changes in volume and mix, and to carry out A380 related investments with a strong focus on flexibility and efficiency.

Market

Cyclicality and Market Drivers

The main factors affecting demand in the aircraft market include passenger demand for air travel, national and international regulation (and deregulation), and the rate of replacement and obsolescence of existing fleets. The performance, competitive posture and strategy of airlines, cargo operators and leasing companies, wars, political unrest and extraordinary events may act as a catalyst, precipitate changes in demand and lead to short term market imbalances.

2004 Airline Market Highlights. The market downturn, which started in 2001, driven by weakening world economies and exacerbated by the terrorist attacks on 11th September 2001, the subsequent war in Iraq and the outbreak of SARS in Asia was the focus of the industry. But in 2004, a market recovery occurred in all regions with a particularly positive trend in the Middle East and Asia, partially due to the post-SARS recovery. In Europe, Latin America and the U.S., traffic has returned and now exceeds pre-11th September levels. Nevertheless, higher costs due to elevated fuel prices had a negative impact on airlines' financials and yields remain depressed in the U.S.

The no-frills/low-cost carriers continue to emerge as a significant sector within domestic markets. They have developed in the U.S. and Europe by following a business model that leverages the benefits of minimising costs while stimulating demand by offering low fares to and from short and medium range, often under-served, destinations. This business model, which proved to be particularly successful in the U.S. following market deregulation, is now being adopted by a growing number of airlines in Europe and Asia, resulting in increased demand and increasing market share for low-cost carriers. Airbus' family of modern single aisle aircraft based on the A320 is well positioned to provide the operating cost base and flexibility demanded by this segment of the market. Airbus already has a strong presence in the U.S. no-frills/low-cost market with JetBlue, America West and Frontier, and has also been successful in penetrating airlines in the growing low cost sector in Asia, with sales and commitments from Cebu Pacific, Air Deccan, Kingfisher and Air Asia, for example.

Overall Growth. The market for passenger jetliners depends primarily on the demand for air travel, which is itself primarily driven by economic or GDP growth, fare levels and demographic growth. Measured in revenue passenger kilometres, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. In 2004, Airbus projected that air travel would grow at 5.3% per annum during the period 2004-2023.

Cyclicality. Although those in the industry feel that long-term growth in air travel is secure, the market for aircraft has proven to be cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred in the past, aircraft manufacturers have typically experienced decreases in aircraft orders and lower deliveries followed by a period of sustained order and delivery activity. After the last downturn at the time of the Gulf War in 1991, this period of reduced orders and deliveries was followed by six years of strong activity, including the year 2000, which saw an industry record for new passenger jet aircraft orders. Despite the current business cycle, deliveries have been stable or have grown since 1994 due to Airbus' increasing customer base, market share and expanding product portfolio.

Management believes that it has been and will continue to be able to mitigate the impact of the market downturns by effective management, including outsourcing decisions. See "- Production - Adaptability to Changes in Demand". In previous downturns, despite the decline in the aggregate market for aircraft, Airbus was able to capture a larger share of the reduced market, thereby cushioning the impact on its operations. Furthermore, a decrease in orders and backlog need not imply a reduction in immediate deliveries of the same magnitude.

Regulation/Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger jetliners. In 1978, the United States undertook the deregulation of its domestic air transportation system. Other regions have followed this model, notably Europe since 1985. The Federal Aviation Authority ("**FAA**") Stage 3 anti-noise regulations requiring operators to replace many older aircraft by the end of 1999 also had an impact on demand, resulting in a significant increase in North American orders in the years leading up to and following implementation of the regulations.

Airline Network Development: Hubs. As a consequence of deregulation policies, major airlines are constantly adapting their fleet, network and commercial strategies. This adaptation is possible because of the availability of new aircraft capable of meeting customer requirements in terms of cost and performance. In response to the price demands of passengers and competition of new no frills/low cost carriers, major airlines have organised their operations around strategically located "hub" airports enabling them to link more cities at lower fares. This affects demand as hubs permit fleet standardisation around both smaller aircraft types for the short, thin and high frequency routes feeding the hubs (between hubs and spokes) and larger aircraft for longer and higher density routes between hubs (hub-to-hub). As a result, worldwide deregulation has contributed to the diversification of airline strategies, which in itself has resulted in airlines requiring a wider range of aircraft to implement such strategies.

Fragmentation. The term "fragmentation" describes markets in which point-to-point services replace or take a share of traditional hub and spoke/connection traffic. Fragmentation of this type has primarily occurred on short and medium range domestic U.S. routes, in response to competition and as a means for airlines to differentiate their services from one another.

The trend towards fragmentation on long and very long haul routes, driven by the development of new routes between secondary cities, will be facilitated by the availability of more modern, efficient aircraft. In the trans-atlantic market, the development of new non-stop services between secondary cities is expected to drive demand for intermediate wide body aircraft such as the A330.

Airbus recognised and responded to the airlines' evolving demand for aircraft with ever greater range and capacity through the development of the very long range A340-500/600 aircraft launched eight years ago. These aircraft provide increased operational profitability not only in markets where demand for point-to-point service already exists, but also in markets that were not previously serviceable by older types of aircraft due to range/cost limitations. Market dynamics indicate that a combination of new routes (made possible by liberalisation, fragmentation and the need for hubs centred on dense population centres) and traditional markets will characterise the future. Airbus believes that it is, with its complete family of products from the 107-seat A318 to the 555-seat A380, well-positioned to meet future market requirements.

Alliances. The development of world airline alliances is reinforcing these strategies. According to data from Airclaims, a U.K.-based aviation industry consultancy, half of the world's jetliner fleet of over 100 seats was operated by 22 airlines as of December 2002. In the 1990s, the major airlines began to enter into alliances that give each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering.

Governmental Funding. A 1992 bilateral agreement between the E.U. and the U.S. provided for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programmes. It also set a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defense and NASA mechanisms used in the U.S.). This bilateral agreement had provided a level playing field for government support, reflecting the needs of both Europe and the U.S.

Following its unilateral withdrawal from the 1992 E.U.-U.S. Agreement on Trade in Large Civil Aircraft, on 6th October 2004, the U.S. government lodged a request to initiate settlement proceedings before the World Trade Organization ("**WTO**") against the E.U. over support for Airbus. The E.U. commenced a case against the U.S. over support for Boeing the next day. On 11th January 2005, the parties agreed to attempt to resolve their differences over industry support during a three-month negotiation period outside of the WTO framework, with the goal of concluding a new agreement establishing fair market competition for development and production of large civil aircraft in the U.S. and the E.U. However, as of 11th April 2005, the parties had not been able to reach a satisfactory agreement. Consequently, there is a risk that the legal proceedings before the WTO may recommence.

Market Structure and Competition

Market Segments. Currently, Airbus competes in each of the three principal market segments. "Single aisle" aircraft, such as the A320 Family, have 100-210 seats in two rows divided by one aisle and are used principally for short-range and medium-range routes. "Twin aisle" or "wide body" aircraft, such as the A300/A310 and A330/A340 Families, have a wider fuselage with more than 210 seats in three rows divided by two aisles. Both the A300/A310 and A330/A340 Families are used on short-range and medium-range routes, with the A330/A340 Family being capable of ultra-long range operations. "Very large aircraft", such as the A380 Family, are designed to carry more than 400 passengers non-stop over very long-range routes with superior comfort standards and with significant cost-per-seat benefits to airlines. Freight aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "1.1.4 Aeronautics - Aircraft Conversion and Technical Services." In addition, the A300-600F has been a successful all-new freight aircraft with increasing popularity among major express courier providers and airlines, such as Federal Express, UPS and Air Hong Kong. Airbus also competes in the corporate, VIP business jet market with the ACJ an A319-based Corporate Jetliner, which has proved popular as a corporate shuttle and in government/VIP roles.

According to a study conducted by Airbus, a total of 10,800 aircraft with more than 100 seats were in service during December 2004.

The high proportion of single aisle aircraft in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as populations tend to be more concentrated in fewer large urban centres than in the U.S. This distinction is compounded by the fact that many of the region's major airports limit the number of flights either due to environmental concerns or to infrastructure constraints limiting the ability to further increase flight frequency. These constraints necessitate higher average aircraft seating capacity per flight.

According to manufacturers' published figures, a total of 605 new aircraft with more than 100 seats were delivered in 2004. Of these aircraft, 76% were single aisle, while 24% were twin aisle aircraft.

Sales to leasing companies constitute a separate market sector accounting for approximately 28% of aircraft deliveries in 2004, since leased aircraft are frequently operated in a different region from that of the leasing company's home jurisdiction.

1.1 Presentation of the Group (continued)

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to manufacturers' published figures, in 2004 Airbus and Boeing, respectively, accounted for 53% and 47% of total deliveries, 57% and 43% of total gross orders, and 58% and 42% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers in the foreseeable future.

Customers

As of 31st December 2004, Airbus had approximately 204 customers, 3,752 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 1,500 aircraft were on order. The table below shows Airbus' most significant gross firm orders, by number of aircraft, for the year 2004.

Customer	Firm Orders*
Air Berlin	60
Etihad Airways	24
Turk Hava Yollari	36
Jet Blue	30
China Southern Airlines	21
China Eastern Airlines	20
American West Airlines	17

* Options are not included in orders booked or year-end backlog.
Source: Airbus

Organisation of Airbus

Integration of the Airbus Activities

On 11th July 2001, EADS and BAE SYSTEMS placed their Airbus-related design, engineering, manufacturing and production activities located in France, Germany, Spain and the U.K., and all their membership rights in GIE Airbus Industrie under the common control of Airbus S.A.S., and under the day-to-day control of a single management team. Airbus' management team is also responsible for marketing and customer support. The rationale was that the Airbus business, having outgrown the consortium *groupement d'intérêt économique* ("**GIE**") structure - which was well adapted to pooling skills and resources in order to gain market position - needed a new corporate organisation that would centralise management control over every aspect of the business.

EADS has an 80% interest in Airbus S.A.S., and has effective management control over its operations, while BAE SYSTEMS, holding the remaining 20%, enjoys specific minority rights. Certain strategic decisions, such as acquisitions and divestitures valued at more than U.S.$500 million, approval of the three-year Business Plan (but not the annual budgets or the launch of new programmes) as well as certain actions which would dilute the ownership interest of BAE SYSTEMS in Airbus S.A.S., require unanimous agreement.

BAE SYSTEMS has been granted an option to sell its Airbus S.A.S. shares at market value to EADS, either for cash consideration or in exchange for EADS shares, as determined by EADS. However, BAE SYSTEMS may elect to receive cash where the issue of EADS shares would require prior burdensome regulatory authorisations impacting significantly the allocation of the EADS shares. During the initial three-year period, this put option can only be exercised in the event that BAE SYSTEMS disagrees with certain strategic decisions; thereafter, it is exercisable without cause. EADS benefits from a call option at market value on the Airbus S.A.S. shares in case of a change of control of BAE SYSTEMS in certain circumstances. Likewise, under certain circumstances, BAE SYSTEMS can require EADS to purchase its Airbus S.A.S. shares at market value in the event of a change in control of BAE SYSTEMS or EADS.

Beginning with the 2003 financial year, BAE SYSTEMS became entitled to receive enhanced dividends, subject to deliveries of A340-500/600 aircraft exceeding an agreed target rate. The enhanced dividends, which are indexed to Airbus' future growth, could represent a non-indexed value from zero up to a cap of €237.5 million (based on current economic conditions) over the following ten years.

Shareholder and strategic matters relating to Airbus S.A.S. are decided by a shareholders' committee, to which EADS has appointed five members and BAE SYSTEMS two members. Mr. Rainer Hertrich, Chief Executive Officer of EADS, is the chairman of the Shareholders' Committee. Mr. Noël Forgeard, as President and Chief Executive Officer of Airbus S.A.S., is responsible for the operational management of the Airbus business, together with the executive committee, consisting of himself and up to nine other members, two of whom are members proposed by BAE SYSTEMS, all of whom are agreed upon by the President and Chief Executive Officer of Airbus S.A.S. and appointed by the Shareholders' Committee.

As a consequence of its majority interest in Airbus S.A.S. and of the control provided by the shareholders' agreement related to Airbus S.A.S., EADS consolidates 100% of the integrated Group in its financial statements as from 1st January 2001.

Products and Services

Technological Breakthroughs

Technological innovation has been at the core of Airbus' strategy since its creation. Many of the innovations that provided a distinct competitive advantage have subsequently become standard in the aircraft industry.

- **A300** – The A300 was the world's first twin-engine twin aisle commercial aircraft. This feature gave it a distinctive advantage in terms of fuel burn and maintenance costs over its three-engine and four-engine competitors for the short and medium range. The A300 B4, a derivative of the original A300, was the first twin aisle commercial aircraft certified for a two-member flight crew, resulting in lower operational costs as compared to three-member crew operated aircraft which was the industry standard at the time.
- **A310** – The A310, brought to the market in 1983, featured the first digitally imaged cockpit displays, using cathode ray tubes as opposed to the traditional mechanical display. This made it possible to provide the pilot with improved flight and navigation displays and unique centralised, easy access aircraft monitoring. The implementation of automated systems and the integration of Digital Flight Guidance both helped to further improve safety levels.

  New efficient aerodynamic concepts were also introduced, such as a supercritical airfoil and the high aspect-ratio transonic wing, which brought a significant improvement in fuel burn. Carbon fibre reinforced composite materials were introduced for major structures such as the vertical fin and rudder, with significant weight savings as compared to aluminium, resulting in increased payload capability. The installation of a trim tank in the horizontal stabiliser increased operators' savings significantly by optimising aircraft conditions in flight.
- **A320** – Airbus was the first to introduce digital fly-by-wire controls with the A320 in 1988, introducing pilot commands through a side stick controller instead of the traditional control column. Flight-control computers translate these commands into electrical signals for the moving surface actuators and, at the same time, can prevent the aircraft going beyond the prescribed safe flight envelope. Compared to the traditional mechanical flight controls, this brought increased manoeuvrability, simplified operations through digital link-up with the autopilot system and weight reduction. The fly-by-wire concept is now featured on all A320 Family aircraft as well as the A330/A340 Family. Airbus' U.S. competitors did not introduce fly-by-wire controls for civil aircraft until later. Composite materials are also used extensively in the A320, in particular for the horizontal tail plane.
- **A330/A340** – Four models of this twin aisle family feature wing commonality for two and four-engine variants of an otherwise similar airframe – a unique concept that permits each model to be optimised around different market requirements. The ultra-long-range A340-500/-600 feature a larger wing and introduce further breakthroughs in the use of weight saving composite materials for a large primary structure (the 15m-long keel beam and rear cabin pressure bulkhead).
- **A350** – The A350 is conceived as a "sistership" to the A330, bearing full commonality with the rest of the Airbus aircraft family, while taking advantage of some of the technologies developed for the A380. With two versions (245 and 285 seats), the A350 is intended to offer more seats, longer range, a lower fuel burn per seat and a lower cash operating cost-per-seat than competing aircraft. Airbus received "Authorisation to Offer" (ATO) the A350 in December of 2004, and the aircraft is due to enter service in the first half of 2010.
- **A380** – The very large aircraft will bring further development of advanced technologies and allow for their broader application. Approximately 25% of the aircraft structure is to be manufactured using carbon composites and advanced metallic hybrid materials, while innovative manufacturing techniques such as laser beam welding will eliminate fasteners, reduce weight and provide enhanced fatigue tolerance.

The Family Concept – Commonality across the Fleet

Airbus' four aircraft families promote fleet commonality. This philosophy takes a central aircraft and tailors it to create derivatives to meet the needs of specific market segments. This approach means that all new-generation Airbus aircraft (i.e., excluding A300/310) share the same cockpit design, fly-by-wire controls and handling characteristics. Pilots can transfer among any aircraft within the Airbus family with minimal additional training. Cross-crew qualification ("**CCQ**") across families of aircraft provides airlines with significant operational flexibility.

This commonality philosophy to reduce development costs also permits aircraft operators to realise significant cost savings in crew training, spare parts, maintenance and aircraft scheduling.

1.1 Presentation of the Group (continued)

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus that, in Management's opinion, constitutes a sustainable competitive advantage.

Short- and medium-range single aisle aircraft: the A320 Family. Airbus' family of single aisle aircraft, based on the A320 (which entered service in 1988 following a development programme launched in 1984), includes the A318, A319 and A321 derivatives, as well as the A319-based Airbus Corporate Jetliner, a business jet derivative, which Airbus launched in June 1997.

At 3.96 metres, the A320 Family has the widest fuselage cross-section of any competing single aisle aircraft. This provides a roomy passenger cabin, a high comfort level and a more capacious underfloor cargo volume than its competitors. The A320 Family incorporates digital fly-by-wire controls, an ergonomic cockpit and a lightweight carbon fibre composite horizontal stabiliser, derived from the A310-300. The A320 Family's competitors are the Boeing 737, 757 and 717 aircraft.

The A318. The A318 aircraft is a shortened version of the A319, designed to satisfy demand for aircraft in the 100 to 120-seat range.

Single Aisle Technical Features

Model	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2003	107	6,000	31.4	34.1
A319	1996	124	6,800	33.8	34.1
A320	1988	150	5,700	37.6	34.1
A321	1994	185	5,600	44.5	34.1

* Two-class layout.
Source : Airbus 2003

In 2004, Airbus received 279 orders for A318, A319, A320 and A321 aircraft and delivered 233 A320 Family aircraft.

Short- and medium-range twin aisle aircraft: the A300/A310. The A300/A310 aircraft were the initial models of the Airbus product line and are designed for short-and-medium range routes. The A300, which entered into service in 1974, was the world's first twin aisle, twin-engine aircraft. Its current version A300-600 is also available in freighter and convertible passenger-freighter configurations, in service with both Federal Express and UPS.

In 1988, Airbus introduced the extended-range A300-600R, which incorporated the lightweight carbon fibre composite horizontal stabiliser developed for the A310. The A310, which was based on the A300, entered into service in 1983, and introduced the first electronic cockpit in civil aviation history.

A300/A310 Technical Features

Model*	Entry into service	Passenger Capacity**	Maximum range (km)	Length (meters)	Wingspan (meters)
A300	1974	266	7,500	54.1	44.8
A310	1983	220	9,600	46.7	43.9

* All versions of A300/A310 including freighters.
** Two-class layout.
Source: Airbus

In 2004, Airbus received two orders for A300 and A310 aircraft and delivered 12 A300 and A310 aircraft.

Medium to ultra- long-range twin aisle aircraft: the A330/A340 Family. Airbus developed the twin-engine A330 and long-range four-engine A340 as a joint programme, using the same wing design for both aircraft and retaining the fuselage cross section of the existing A300/A310 to offer comprehensive and economic medium to ultra-long-range route coverage.

In 1997, Airbus began development of the ultra-long-range A340-500 and the high capacity A340-600 derivatives. The A340-500 is intended to offer more point-to-point routings over extremely long ranges. It is designed to allow non-stop flights such as Los Angeles - Singapore or Chicago - Auckland. The A340-600 made its first flight in April 2001 and deliveries began in July 2002.

The competitors of this family are the Boeing 767, 777 and 747 aircraft.

A330/A340 Technical Features

Model*	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,500	59.0	60.3
A330-300	1994	295	10,500	63.7	60.3
A340-200	1993	240	14,800	59.4	60.3
A340-300	1992	295	13,700	63.7	60.3
A340-500	2002	313	16,700	67.8	63.6
A340-600	2002	380	14,600	75.3	63.6

* Three-class layout.
Source: Airbus

In 2004, Airbus received 79 orders for A330 and A340 aircraft and delivered 75 A330 and A340 aircraft.

Very large aircraft: the A380 Family. In 2004, Airbus estimated worldwide passenger traffic would grow at a sustained average annual rate of 5% during the 2004-2022 period, leading to two concurrent trends: rising fragmentation of a portion of the marketplace, characterised by the development of new markets, higher frequency on thinner routes and hub by-passing; and consolidation of the rest of the market, resulting in the concentration of the hub-to-hub traffic and hub-dominated traffic, typical of alliance networks. See "- Market". Following five years of intensive pre-development with airlines, airports and regulatory authorities throughout the world, Airbus has defined a very large aircraft, the A380, to best serve the needs of the consolidated hub-dominated market.

2004 was a significant year from an industrial and programme point of view with final assembly of the first airframe starting in May. Four A380s, destined for use as test aircraft, are now assembled and production of major components for additional aircraft at Airbus' sites around Europe is progressing as planned.

The first A380 to fly has completed many of the required ground and systems tests and will soon be handed over to the Airbus Flight Test Department for in-flight testing.

Three more aircraft have passed through the final assembly station at the purpose-built facility in Toulouse where major components such as wings, vertical and horizontal tailplanes and fuselage sections are joined.

Systems installation and testing are being completed on the second and third aircraft.

1.1 Presentation of the Group (continued)

In late January 2005, a set of wings and the horizontal tailplane for the fifth A380 (which will be one of the first A380s to enter service, in 2006) arrived at the final assembly line in Toulouse. The arrival of the three fuselage sections of the fifth aircraft in Toulouse in February marked the first time a "complete" A380 aircraft was delivered to the final assembly line by convoy.

The A380 final assembly line is currently geared to produce four A380s per month, with the capacity to produce more aircraft if required.

At year-end 2004, Airbus had received a total of 139 firm orders for the A380 from leading world airlines. The purchase agreements with Lufthansa, Emirates, Federal Express, Malaysia Airlines, Korean Air, Qatar Airways, Etihad and Thai Airways, totalling 91 orders, were signed post-11 September 2001, confirming the strong and robust demand for this aircraft from both passenger and freight operators.

The cost of developing the A380 programme, initially projected at U.S.$10.7 billion, covers both R&D expenses and tooling for various versions of the A380. This estimate does not include certain infrastructure elements or general and administrative expenses.

Management presently intends to finance the programme by:

- Maximising contributions from risk-sharing partners, who have been found for up to U.S.$3.1 billion of non-recurring costs, subject to the outcome of negotiations; to date, some ten manufacturers have agreed in principle to participate in the development and production of the A380 as risk-sharing partners; and
- Applying reimbursable launch investments from governments in compliance with the 1992 U.S.-Europe bilateral agreement and all other applicable regulations, estimated by Management at about U.S.$2.5 billion under current assumptions; France, Great Britain and Spain have already committed, and Germany has agreed in principle, to such investments. See "- Market - Cyclicality and Market Drivers - Governmental Funding".

When deciding to launch the programme, Management set itself a 20% pre-tax internal rate of return target, together with a project break-even point of approximately 250 aircraft. It is satisfied that the terms and conditions presently agreed with its customers corroborate the business case.

Final assembly of the A380 takes place in Toulouse, while interior furnishing and customisation will be performed in Hamburg. The fuselage sections are being produced at the same sites in France and Germany as current Airbus aircraft. The wings are being produced at facilities in the U.K., while the horizontal stabiliser and other parts are being produced in Spain.

New Product Development: A400M.

Airbus' Military Programme Directorate, headed by Mr. Francisco Fernandez, who is also the Executive Vice President in charge of the MTA Division, performs research and development related to the A400M project as an outsource provider to Airbus Military S.L. The Military Transport Aircraft A400M is described under "1.1.3 Military Transport Aircraft - Products - Heavy Military Transport Aircraft - Airbus A400M".

Asset Management

The Airbus Asset Management Division was set up in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The Division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. Through its activities, the Asset Management Division helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. At the end of 2004 the Airbus Asset Management portfolio contained 47 aircraft, a net reduction of six aircraft compared to the end of 2003. The Asset Management Division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favors cash sales, and does not envisage sales financing as an area of business development; however, it recognizes the need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself. Extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. Airbus' dedicated Sales Finance team has accumulated decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, with the engine manufacture participating in the financing. These elements assist in reducing the risk borne by Airbus. Airbus' sales financing transactions are designed to facilitate subsequent sell-down of the exposure to the financial markets third party lenders or lessors. Management believes, in light of its experience, that the level of protection from default costs is adequate and consistent with standards and practice in the aircraft financing industry. See "Part 1/1.1.6 Liquidity and Capital Resources - Sales Financing".

Customer Service

Airbus is dedicated to assisting customers with the operation of their Airbus fleets as efficiently as possible. With respect to aircraft operation, the Airbus Customer Services directorate Heads an engineering and technical support group, a technical documentation organisation, a network of training centres, spare parts stores and teams based at customer airlines. Through this single interface, Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements, including (1) engineering and technical support, (2) training and flight operations support and (3) material support.

Engineering and technical support provides Airbus operators with technical assistance on a 24-hour basis to ensure safe and reliable operations of their Airbus fleet. Customised cost reduction programmes are designed to reduce customers' maintenance costs to optimised levels.

The training and flight operations support service includes a permanent staff of over 200 instructors around the world to provide accessible and up-to-date training for Airbus flight and ground crews. Airbus has four training centres, one in Toulouse, France, one in Hamburg, Germany, one in Miami, U.S. and one in Beijing, China. A co-operation agreement with CAE has enlarged this network by 13 additional training locations world-wide. As part of its training services, Airbus offers Cross Crew Qualification programmes enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families, representing considerable savings to airlines.

Airbus' spares support centres stock over 120,000 different part numbers, serving a worldwide distribution network from Hamburg, Frankfurt, Washington, D.C., Singapore and China. The 24-hour aircraft-on-ground service usually dispatches in-stock items within two hours of receipt of an order. A range of modular spares services is offered to the airlines to help them reduce costs by identifying and eliminating deficiencies in the supply chain.

Production

Workshare

Airbus aircraft are produced using an efficient and flexible system that has optimised the specialised skills developed during the last three decades. Each task in the building of the Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialised expertise. The nurturing and development of centres of excellence, although a legacy of the past, constitutes an original and competitive feature of Airbus manufacturing.

Engineering

Airbus engineers work on specific and non-specific aircraft designs to create solutions that ensure the company remains a market leader. Using an innovative working practice, known as Airbus Concurrent Engineering ("**ACE**"), teams are able to work together effectively in real time, regardless of geographical location.

Engineering innovation at Airbus is driven by five Centres of Competence ("**CoCs**"), which develop general aircraft technologies and provide functional design leadership for specific aircraft components. The CoCs operate trans-nationally with engineers from each CoC present at all Airbus sites.

Drawing on the expertise of the CoCs, Engineering Integration Centres ("**EICs**") provide operational leadership for Airbus design teams that are based around sections of the aircraft. Located in France, Germany, Spain and the U.K., the design teams combine the most appropriate people with the best range of skills and expertise to meet the needs of the manufacturing plants and help deliver specific Airbus programmes.

Airbus engineers have also developed "Colleges of Experts" – teams of the most experienced specialists in each discipline that provide guidance and advice at senior levels. This approach not only delivers design solutions to meet the highest standards of technical quality and performance, but also ensures that both individual and collective knowledge is nurtured throughout the CoCs.

The engineering teams are supported by system tests and integration laboratories, structural test centres and the Airbus flight test centre.

This approach has enabled Airbus to open engineering centres in Wichita (Kansas), U.S. and in Moscow, Russia, enabling it to tap into a large pool of experienced aerospace engineers available in these two areas. The Wichita engineering centre began operations in early 2001 and has already made a significant contribution to Airbus wing design. The engineering centre in Russia, organised as a joint venture with Kaskol, was inaugurated at the end of 2002.

1.1 Presentation of the Group (continued)

Manufacturing Facilities and Production Flow

Airbus has established highly specialised centres of excellence (CoE) based on the core competencies of each site within its field of expertise. The CoEs are responsible for the design, procurement and manufacturing of fully equipped and tested deliverables, ranging from specific parts to major aircraft components.

The eight CoEs are (1) CoE Nose and Centre Fuselage at Toulouse, St. Nazaire, Nantes and Meaulte (France); (2) CoE Forward and Aft Fuselage at Hamburg, Nordenham, Bremen and Varel (Germany); (3) CoE Pylon and Nacelle at St. Eloi (France); (4) CoE Vertical Tailplane (VTP) at Stade (Germany); (5) CoE Cabin and Cargo Customisation at Hamburg, Bremen, Buxtehude and Laupheim (Germany) and Toulouse (France); (6) CoE Horizontal Tailplane and Belly Fairing (and certain sections of the A380) in Getafe, Illescas and Puerto Real (Spain); (7) CoE Electrics in Filton (U.K.), Hamburg (Germany) and Toulouse (France); and (8) CoE Wing in Broughton and Filton (U.K.), with a satellite design office in Wichita, Kansas (U.S.).

The CoEs deliver their specific components to one of the two Airbus final assembly lines. Toulouse is responsible for the final assembly of the A300/A310 Family, A320, A330/A340 Family and A380 Family, while Hamburg is responsible for the final assembly of the A318, A319 and A321, as well as major component assembly and cabin furnishing for the A380.

Aircraft components are transferred between the network of CoE sites and the final assembly lines using Airbus' five custom built A300-600 "Beluga" Super Transporters. To support the A380 production flow, Airbus has integrated road, river and sea transport, including the specially commissioned "Ville de Bordeaux" barge. Typical production lead times for single-aisle aircraft are 8-9 months, and 12-15 months for long-range twin-aisle aircraft.

Adaptability to Changes in Demand

Airbus delivered 320 aircraft in 2004 (compared to 305 in 2003) and expects to deliver approximately 355 aircraft in 2005. Any major market disruption or economic downturn could lead to revision of these figures.

To meet its 2005 delivery target, Airbus has set various elements of its adaptable manufacturing process in motion; these include enhanced integrated intelligence of customer and market situation to provide early warning, repatriation of an array of outsourced tasks and adaptation of make or buy criteria. Additionally, Airbus is exploiting flexibility features of its labour structure by applying flexible time and overtime contractual provisions, and by optimising temporary and time-defined workforce. This allows Airbus to increase adaptability without paring the experienced and trained workforce which Management considers a most valuable Airbus asset to sustain long-term growth.

Airbus' unique manufacturing flexibility is imbedded within the organisation, implementing lessons learned from previous downturn.

1.1.3 Military Transport Aircraft

Introduction and Overview

The Military Transport Aircraft Division (the "**MTA Division**") produces and sells military derivatives aircraft, which are derived from existing transport aircraft platforms and are dedicated to specialised military tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. Additionally, the MTA Division develops, manufactures and sells light and medium military transport aircraft and is responsible for the European heavy military transport A400M project. The MTA Division also designs and manufactures aerostructure elements.

The MTA Division earned consolidated revenues of €1.3 billion, accounting for 4% of EADS' total consolidated revenues for 2004.

Strategy

The MTA Division's strategic goals are to develop its core businesses, to leverage the EADS pool of technologies to gain share within its markets and to enhance profitability. To achieve these goals, the MTA Division has implemented a focused, two-pronged strategy to:

- **Consolidate its leadership position and address the growing demand for modern and dependable tactical military transport aircraft.**
  EADS is the global leader in the market segments for light and medium-sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS expects to broaden its range of tactical military transport aircraft and to capture a market with high replacement potential which Lockheed Martin formerly dominated.
- **Optimise EADS' capabilities to become a major supplier of military derivatives.**
  The MTA Division relies on its own specialised technologies as well as those of the Defence and Security Systems Division, and on EADS' wide range of platforms to promote aircraft satisfying customers' mission-specific requirements.

Market

Military Transport Aircraft

Governments and multinational organisations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft with a payload of five to 14 tons; and (3) heavy transport aircraft with a payload of 15 tons or more. According to a study by the Teal Group, an independent aerospace and defence industry consulting firm, the market for military transport aircraft between 2004 and 2013 will amount to an estimated U.S. $ 42.2 billion.

Light Military Transport - This is a mature market that has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has historically led this market segment, with an average market share of 15% over the last ten years. The C-212's main competitors are manufactured by LET of the Czech Republic and Raytheon of the U.S.

Medium Military Transport - Management believes that this market will continue to experience moderate growth. EADS models are prominent in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last ten years, followed by their competitors, the C-27J produced by LMATTS, a joint venture of Alenia and Lockheed, and the An-32 produced by Antonov.

Heavy Military Transport - This market segment has historically been driven by U.S. policy and budget decisions and hence has been dominated by U.S. manufacturers and in particular, Lockheed Martin's C-130 Hercules. While the U.S. is reducing and upgrading its existing fleet, European transport fleet replacement and growth needs represent an opportunity for the new A400M aircraft to effectively compete in this market.

EADS has chosen thus far not to compete in the separate market segment for super-heavy, strategic airlift aircraft, to which the Boeing C-17 belongs.

Military Derivatives

Military Derivatives are transport aircraft derived from existing platforms and adapted to particular missions, generally for military customers. According to a study by Forecast International, the market for military derivatives between 2004 and 2013 will amount to an estimated U.S.$42.4 billion. It is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their respective operational requirements. Modern defence and warfare increasingly require independent access to complex forms of information in various theatres of operations. This development and Europe's unsatisfied defence needs are expected to boost demand for European-produced mission aircraft in the near term. The MTA Division is well-positioned in this market, as it has access, through Airbus, to efficient platforms that are already well-established in the civil market. However, the market is currently dominated by U.S. companies.

1.1 Presentation of the Group (continued)

Because of the limited size of any single European market and the significant associated development costs, mission aircraft programmes in the Europe tend to be funded and developed on a multi-national basis, with an emphasis on proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Products

Military Transport Aircraft – Medium and Light and Other Derivatives

C-212 - Light Military Transport. The C-212 was conceived as a simple and reliable unpressurised aircraft able to operate from makeshift airstrips and carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing ("**STOL**") performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions.

CN-235 - Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurised aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers; (2) 21 stretchers plus four medical attendants; (3) four of the most widely used type of freight pallet; or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations.

C-295 - Medium Military Transport. Certified in 1999, the C-295 has the basic configuration of the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and flight management system, enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for ageing C-130 Hercules, accomplishing most of their missions at a lower operating cost; specialising the C-130 for heavier cargo transport only extends its service life. The MTA Division has commenced the work necessary to deliver during 2005 the six C-295s ordered by Algeria for €130 million.

Pending government approval, a contract with the Brazilian Air Force for 12 Transport C-295 aircraft worth €230 million is expected to come into force in 2005.

As of 31st December 2004, 758 medium and light military transport aircraft had been ordered by 120 operators in 54 countries.

Maritime Patrol Aircraft

The MTA Division provides different solutions ranging from Maritime Surveillance to Anti-Submarine Warfare through aircraft based on the C-212, CN-235, C-295 or P-3 Orion platforms, for which EADS has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System). The first flight of the modernised version of the Spanish P-3 Orion occurred in 2003.

In February 2004, in connection with the Deepwater Program for the U.S. Coast Guard, EADS signed a contract with Lockheed Martin for the sale of two CN-235 maritime patrol aircraft (including development), worth U.S.$87.4 million. The contract also included options for spare parts and integrated logistic support as well as options for six additional aircraft. The value of the contract with all the options is approximately U.S.$300 million. On 30th November 2004, one of the six options was exercised.

The MTA Division was selected by the Brazilian Air Force in 2003 to modernize their fleet of eight P-3 Orion aircraft. The contract, worth €325 million, is expected to enter into force during the first half of 2005.

In 2004, the Spanish Government Maritime Surveillance and Rescue Agency (SASEMAR) agreed to purchase three CN-235 maritime patrol aircraft, worth €82.5 million for sea rescue and anti-pollution missions.

Heavy Military Transport Aircraft

Airbus A400M. The A400M is designed to meet the Future Large Aircraft requirements set out by seven European nations to replace their ageing C-130 Hercules and C-160 Transall fleets. In addition to fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions).

The A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M will benefit from Airbus' maintenance procedures and worldwide customer support network.

Airbus Military is a Spanish *sociedad limitada* dedicated to the development, manufacture and delivery of the A400M aircraft. Shares in Airbus Military are currently held 69.44% by Airbus S.A.S, 20.56% by EADS CASA, 5.56% by Tusas Aerospace Industries Incorporated of Turkey and 4.44% by Flabel Corporation NVSA of Belgium. The Executive Vice President in charge of the MTA Division also acts as Chief Executive Officer of Airbus Military, bringing the MTA Division's experience in the management of military transport aircraft programmes and its extensive client network to the A400M programme.

Airbus Military has subcontracted to Airbus the overall management of the A400M development, to be exercised through a central programme management office ("**CPMO**") headquartered in Toulouse with additional offices in Madrid. For the production phase of the A400M programme, to be managed by the MTA Division, the CPMO will be headquartered in Spain.

In May 2003, the *Organisation Conjointe en Matière d'Armement* ("**OCCAR**") signed a contract with Airbus Military to order 180 A400M aircraft, mandated by seven nations: Belgium committed to eight aircraft (including one on behalf of Luxembourg), France to 50, Germany to 60, Spain to 27, Turkey to ten, and the U.K. to 25.

Management believes that the A400M programme will allow EADS to leverage its state-of-the-art commercial aircraft technology to access a new and attractive market, while mitigating the impact of civil aircraft market commercial cycles.

All planned contractual and internal milestones for 2004 were achieved, including the first metal cut, the completion of structural and system specifications, cockpit digital mock-up and launch of the engine development process. The overall programme's development remains on schedule. The construction of the final assembly line for the A400M in Seville has begun, with completion scheduled for December 2006.

The MTA Division has begun to focus on the export market for the A400M, which it estimates at more than 200 aircraft over the next 20 years.

The signature of a declaration of intent with the South African government on 15th December 2004, represents the first concrete step taken by a country outside the existing group of seven launch nations to purchase the A400M. The agreement declares the intent of the South African government to participate in the A400M programme and to order eight aircraft, representing a minimum contract value of €720 million. Participation in the programme is subject to the allocation of work packages to South African industry reflective of the final number of aircraft purchased.

Military Derivatives on Airbus Platforms

Military Derivatives are transport aircraft derived from existing Airbus platforms and adapted to particular missions, generally for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration into such aircraft are extensive and the number of participants on the world market is very limited.

Strategic Tanker Aircraft. EADS seeks to provide a competitive alternative to the near-monopoly currently enjoyed by Boeing products in the market for strategic tanker aircraft. This should help to ensure Europe's ability to set up projects independently. In light of the estimated worldwide market of approximately 550 tanker aircraft, Management believes that strategic tanker aircraft offer an attractive opportunity for EADS.

The MTA Division is leading a technological programme to develop a new "air-to-air" refuelling boom system ("**ARBS**") based on the A330 derivative, a low-risk and cost-effective platform that offers a greater supply capacity than other competing solutions.

ARBS is designed to ensure a refuelling performance two to four times faster than that of the competition – a considerable advantage as aircraft are very vulnerable during the refuelling procedure. After a development period of nearly three years, the refuelling boom was installed on the test rig in November 2004.

- **A330 MRTT (Royal Australian Air Force)** – On 20th December 2004, the Royal Australian Air Force signed a €728 million contract with EADS to acquire five A330 multi-role tanker transports ("**MRTT**") equipped with ARBS to replace its existing Boeing 707 fleet. The MTA Division is the prime contractor to provide the fully-equipped aircraft. The first MRTT will be produced in Europe, with the remaining four aircraft to be converted into tankers by Qantas in Australia. Delivery of the first A330 MRTT to Australia is scheduled for 2008, with entry into service planned for 2009.

- **A330 Future Strategic Tanker Aircraft (FTSA) (United Kingdom Royal Air Force)** - EADS, Rolls Royce, Cobham, VT and Thales are cooperating through the AirTanker consortium as the single bidder for the U.K. MoD's Future Strategic Tanker Aircraft ("**FSTA**") programme. Likely to be structured as a Private Finance Initiative, this programme would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on the long-range family of Airbus aircraft. The programme will provide for the delivery of 17 aircraft to render the air refuelling service for 27 years. MTAD's participation in the programme will amount to €2.2 billion.

  Additionally, Management views the KC-X programme for the replacement of the ageing U.S. fleet of strategic tanker aircraft as a market opportunity. A capture team has been established to act on the U.S. tanker campaign.

- **A310 MRTT (German Air Force/Canadian Air Force)** - Two A310 MRTT were delivered in September 2004, one to the German and one to the Canadian Air Force. The second aircraft for the German Air Force is expected to be finished early in 2005. In its entirety, the programme involves four aircraft for the German Air Force and two aircraft for the Canadian Air Force.

Customised and Converted Platforms. In this category, EADS is able to offer logistics transport aircraft such as Airbus cargo variants and aircraft offering protection to government executives such as the A310 VIP.

*Airborne Early Warning and Sky Surveillance ("***AEW***").* EADS is currently studying the commercial feasibility of developing an AEW aircraft with advanced active module radar. This project would allow EADS to provide a new generation of high-performance AEWs that are more cost-effective to operate than the current generation. EADS expects that such AEW systems could be offered in the future on several different platforms.

*Airborne Ground Surveillance ("***AGS***").* Within the framework of NATO, France, Germany, Italy and The Netherlands have expressed interest in the development of an AGS System. The MTA Division could provide solutions based on the Airbus A321 platform, integrating systems provided by the DS Division.

Aerostructures

EADS-CASA has inherited CASA's longstanding tradition of expertise in the utilisation of composite materials for aerostructure manufacturing and advanced automation processes. This expertise is now applied throughout EADS.

Based on its expertise, the Aerostructures Business Unit is actively involved in the design, manufacture and certification of complex aeronautical structures. During 2004, the Business Unit delivered the first fan cowls for the Trent900 and GP7200 engines and the belly-fairing for the A380, and the first phase of assembly tooling for the Dassault Falcon FNX was completed at the Tablada plant.

Production

The C-212, CN-235 and the C-295 are manufactured in the factory located within the San Pablo Airport in Seville. Aerostructures are produced in Puerto Real (Cadiz) and at the Tablada plant in Seville. The final assembly of the A400M will take place at the San Pablo Airport facility.

1.1.4 Aeronautics

Introduction and Overview

The Aeronautics Division groups together a number of civil and military aviation related businesses, including helicopters, regional and general aviation aircraft, and aircraft conversion and maintenance. The Aeronautics Division also participates in the manufacturing of aerostructures for Airbus. Management views the mix of young and mature civil and military programmes and services as an effective means of assuring consistent positive results in markets subject to cyclical or fluctuating demand. For 2004, the Aeronautics Division earned consolidated revenues of €3.9 billion representing 12% of EADS' total revenues.

Through Eurocopter, EADS is one of the world's leading producers of helicopters and the leader in the European civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the commencement of delivery of the Tiger attack helicopter, the strong backlog of the NH90 military transport helicopter with a number of European governments and the increasing demand in military and para-military export markets.

In addition to Eurocopter, the Aeronautics Division has significant businesses in the areas of regional aircraft (ATR), light aircraft (EADS Socata), aircraft conversion and technical services (EFW and EADS Sogerma Services) and aerostructures.

Strategy

The Aeronautics Division aims to further develop those businesses which Management views as having potential for continued and future growth:

- **Maintain leadership in the market for civil helicopters.** The Aeronautics Division has renewed its comprehensive product line of modern civil helicopters and will improve its civil helicopter operations, in particular through the exploitation of synergies with its military helicopter activities. Because customer services are an important source of revenues and a key component of value for clients, the Aeronautics Division will continue to strengthen its network of marketing, distribution and support systems, which services approximately 9,320 Eurocopter aircraft with 2,400 operators worldwide.
- **Leverage EADS' role as an original equipment manufacturer ("OEM") to benefit from the steadily growing conversion and customer service markets.** Exploiting EADS' exceptional knowledge of Airbus aircraft and relationships with Airbus customers, the Aeronautics Division continues to expand its Airbus conversion and maintenance business. EFW offers the only OEM solution for converting existing Airbus passenger aircraft to freighter aircraft. Additionally, the Aeronautics Division capitalises on its strong position in industrial maintenance for Air Forces and diversifies its services to include training and expand the logistics support value chain for its governmental customers.

Eurocopter

Overview

Eurocopter is one of the world's largest manufacturers of helicopters, producing a very wide range of civil and military helicopters. In 2004, Eurocopter captured 52% of the worldwide market for civil helicopters and 18% of the export market for military helicopters. Through its helicopter manufacturing and servicing operations and its contribution to the aerostructure business, Eurocopter generated 72% of total revenues of the Aeronautics Division in 2004.

Market

In 2002, the value of helicopters delivered worldwide was estimated at over €7 billion; a figure Management expects will grow to €10 billion by 2010. 5,300 civil and 5,100 military helicopters are expected to be built globally from 2005 to 2014. This forecast, particularly with respect to the military segment, depends to a large extent on the future of large U.S. development programmes.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated technology systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. Recent large-scale military programmes, such as those conducted by Australia, Brazil, Indonesia, Spain, and the Nordics Standard Helicopter Project have confirmed this trend. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

Military helicopters, which are usually larger and have more sophisticated systems than commercial helicopters, accounted for 47% of the total value of deliveries in 2004. In 2004 outside France, Germany and Spain, helicopter orders for the export market reached 70%.

The military segment is highly competitive and is characterised by competitive restrictions on foreign manufacturers' access to the domestic defence bidding process, sometimes to the virtual exclusion of imports. Consequently, Eurocopter's past share of the global market for military helicopters has been relatively small. However, EADS aims to increase this share in the future with the introduction of the Tiger and NH90.

1.1 Presentation of the Group (continued)

In the military segment, Eurocopter's principal competitors are the four major helicopter manufacturers operating worldwide, including Agusta-Westland in Europe and Bell Helicopter, Boeing and Sikorsky in the U.S. Additionally, a number of domestic manufacturers compete in these four manufacturers' respective national markets.

The helicopters sold in the civil sector provide transport for corporate executives, offshore oil drillers, diverse commercial applications and state agencies, including coast guard, police, medical and fire-fighting services. Management believes that the value of global civil deliveries will grow at an average rate of 3% in the next ten years. Market data indicates that in 2004, worldwide deliveries of civil turbine helicopters stood at 493 units.

Eurocopter's principal civil competitor globally is Bell Helicopter, a division of Textron Inc. of the U.S. The civil helicopter segment is relatively concentrated, with Eurocopter and Bell Helicopter together accounting for approximately 75% of total civil helicopter sales in 2004 (i.e., roughly as follows: EC 52%; Bell 22%; Agusta 10%; Siko; 10%).

Products and Services

Existing Products. Management believes that Eurocopter currently offers the most complete and modern helicopter product range, covering more than 85% of the overall civil and military market spectrum. The Eurocopter product range includes light single-engine, light twin-engine, medium and medium-heavy helicopters. Eurocopter's product line is based on a series of new-generation platforms that are designed to adapt to both military and civil applications. The table below illustrates Eurocopter's existing product line:

Helicopter Type	*Typical Uses*	Entry into Service
Light Single Engine		
EC120	Corporate/Private	1998
Single Engine		
AS350	Utility, Law Enforcement, Corporate/Private	1975
EC130	Shuttle, Tourism, Offshore, Corporate/Private	2001
Light Twin Engine		
AS355N	Parapublic*, Utility, Corporate/Private	1988
EC135	Emergency Medical, Parapublic*	1996
EC635		2003
EC145	Emergency Medical, Parapublic*, Shuttle	2002
Medium		
Dauphin	Offshore, Parapublic*	1977
EC155	Corporate/Private, Offshore, Parapublic*, Shuttle	1999
Medium Heavy		
Super Puma/ Cougar	Offshore, Shuttle	1980
MK II	Offshore, Shuttle	1993

* Parapublic includes law enforcement, fire fighting, border patrol, coast guard and public agency emergency medical services.

- *The Tiger.* In 1987, the French and German governments launched the Tiger combat attack helicopter programme. Development is nearing completion, with two variants based on the same airframe; an antitank variant and a support and protection variant. Initially, the antitank variants are to be built for both the French and German armies, while the French army alone has expressed requirements for the support and protection variant. Total requirements of 215 aircraft for France and 182 for Germany were confirmed. In 2004, the first two Tiger attack helicopters, out of a total of 22, were delivered under a contract signed with the Australian MoD in 2002. In 2003, Spain signed a memorandum of understanding for the purchase of 24 aircraft.

In recent years Eurocopter has invested in the renewal of its civil product line, enhancing its competitive position in the civil segment so that its share of the world market currently stands above 50%. Eurocopter has successfully introduced into the international markets such newly developed products as the light, single-engine EC120 and the light, twin-engine EC135, and such major product upgrades as the EC155, the latest evolution of the medium class Dauphin, and the EC145 light helicopter, a derivative of the BK117. Deliveries of the EC130, the latest single engine member of the Ecureuil family started in 2001.

Products in Development. Current product development projects in the military segment include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, (2) the Tiger attack helicopter and (3) the EC725, the latest member of the Cougar family.

- *The NH90.* The NH90 was developed as a multi-role helicopter for both tactical transport and naval applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries ("**NHI**") in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Confirmed requirements for the NH90 are for 325 helicopters and 85 options. Production of the first lot of 243 helicopters and 55 optional helicopters to be delivered to the four partner countries started in 2000, with first deliveries expected at the end of 2005. In 2001, Portugal booked ten NH90 helicopters; Finland, Sweden and Norway also jointly chose the NH90, with 52 firm units plus 17 options. Of these firm orders, 38 were booked in 2001, while 14 were booked in 2002. Greece ordered 20 aircraft in 2003, plus 14 options. Following these successes, in 2004 Oman ordered 20 NH90 TTH's and Australia ordered 12 NH90's (AIR 9000). These orders confirm the NH90's significant export potential as a military platform with possible civil applications in the future.

  Development activities represent 11% of Eurocopter's total revenues for 2004. These sales derive principally from externally funded development of the Tiger and NH90 programmes.

Customer Support. As of 31st December 2004, Eurocopter products constituted the world's second largest manufacturer fleet, with approximately more than 9,320 helicopters in service worldwide. Consequently, customer support activities represented 34% of Eurocopter's revenues for 2004. Eurocopter's customer support activities consist principally of training, maintenance, repairs and spare part supply. To provide efficient worldwide service, Eurocopter has established an international service network of subsidiaries, authorised distributors and service centres. Additionally, to extend the range of services offered to customers, Eurocopter and Thales have together established HELISIM, a helicopter training centre, which opened in 2002. A consortium consisting of Eurocopter, CAE, Rheinmetall Defence Electronics, and Thales was awarded the contract for the Helicopter Flight Training Services (HFTS), a first Private Finance Initiative (PFI) project to design, build and operate three NH90 training centres in Germany.

Customers and Marketing

Eurocopter's principal military clients have been the governments of European countries, followed by clients in Asia and the Middle East. Eurocopter's penetration of the civil and parapublic market is globally well distributed, and its penetration of the civil and parapublic market in Europe, the U.S. and Canada places it first among manufacturers in these markets.

Eurocopter's global strategy is reflected in its development of a large international network. Eurocopter's network currently comprises 15 foreign subsidiaries, complemented by a network of authorised distributors and service centres geared to the largest number of potential clients.

Additionally, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements and has been developing links with industrial partners and suppliers in more than 35 different countries.

Approximately 2,400 operators worldwide currently operate Eurocopter helicopters, forming a broad established base for Eurocopter's customer support activities. 85% of Eurocopter's customers have fleets of between one and four helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Norwegian Helicopter Services and PHI) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Rocky Mountain Helicopter in the U.S. and ADAC in Germany. Agencies with high serviceability requirements, including police and armed forces, rely on Eurocopter products.

Production

Eurocopter's manufacturing development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are located at Marignane, in southern France, and La Courneuve, near Paris. The German sites are located at Donauwörth and Ottobrunn, near Munich.

The opening of an AS350 final assembly line plant in Mississippi (targeting the parapublic sector in the U.S.) and a Tiger final assembly plant in Australia (relating to specific Australian version development under the AIR 87 program) reflect Eurocopter's commercial strategy to increase its presence in these key countries.

Regional Aircraft – ATR

Overview

ATR is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. ATR Integrated is a consortium composed of EADS and Alenia, in which they each hold a 50% stake. EADS' 50% share of ATR Integrated generated 5.3% of the Aeronautics Division's total revenues in 2004.

Market

The regional aircraft industry has experienced concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of 31st December 2004, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR (with 39% of total market deliveries) and Bombardier. In 2004, ATR registered orders for 12 new aircraft, and it delivered 13 new aircraft and sold 19 used aircraft. From 2003 to 2004, the market increased by 38%.

Products and Services

ATR 42 and ATR 72 Series Aircraft. Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft designated the ATR 72-500 and ATR 42-500. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and CCQ.

Customer Service. ATR has established a worldwide customer support organisation committed to supporting the aircraft over its service life. Service centres and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. An e-market place designed to enhance support services developed with Embraer was made available to customers in 2004.

ATR Asset Management. Consistent with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing the purchase either through leasing or loan guarantee arrangements. The ATR Asset Management manages the resulting risk and responds to the growing market for second-hand aircraft. By assisting in the placement and financing of used and end-of-lease aircraft, ATR Asset Management has helped broaden ATR's customer base, notably in emerging markets, by providing quality reconditioned aircraft at attractive prices and has helped maintain residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months awaiting reconditioning and resale or leasing, subject to market conditions. ATR has been successful in implementing its strategy of consistent reduction of sales financing exposure.

Production

The ATR production facilities are located near Naples, Italy and at Merignac and Saint-Martin near the Toulouse airport in France. Final assembly, flight-testing, certification and delivery occurs at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight-testing and information technology.

General Aviation

EADS Socata

EADS Socata manufactures a range of light aircraft for both the private civil aircraft market and governmental fleet, and is also engaged in aerostructure subcontracting, and producing materials and subassemblies for major international aviation programmes, including, but not limited to, EADS' programmes.

In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurised TBM 700. Continuous development and use of innovative technologies keep these products well-positioned on their market. These new-generation aircraft compete with products based on models that date back to the 1950s. Many aircraft in the general aviation market are nearing the end of their service life. To improve its penetration of the U.S. market, which represents 60% of its general aviation sales, EADS Socata is developing an U.S. distributor network.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line global subcontractor for complete assemblies. Its engineering department carries out development and design for key components for major aviation programmes, including Airbus (A400M, A380...), Dassault (F7X), Eurocopter and Embraer. EADS Socata is experienced in the use of sheet metal forming and stretching, composite materials and semi-manual structural assembly for aeronautic programs. EADS Socata is also experienced in the use of composite materials for aircraft structural elements; in particular for the Airbus A330/A340, as well as metal-composite combination technology and forming of large-dimension metal panels. Additionally, EADS Socata carries out design work for a number of European aviation programmes, including Airbus, Eurocopter, Mirage and Falcon aircraft.

Global Support Solutions

EADS Sogerma

With 25% of its employees located outside of Europe, and 11 locations worldwide, EADS Sogerma is internationally present. It focuses primarily on two business lines: (1) global support and maintenance, and (2) aircraft and cabin customisation and aerostructures, primarily for Airbus. Revenues from EADS Sogerma Services in 2004 represented 15.8% of the Aeronautics Division's total revenues.

Global Support and Maintenance. EADS Sogerma provides global support solutions such as engineering, fleet management and airframe and components maintenance services. These services are carried out in facilities in Bordeaux, France; Lake Charles, U.S.; and Monastir, Tunisia. EADS Sogerma also provides maintenance services for military transport aircraft, including C-130 checks in Casablanca, Morocco.

EADS Sogerma also specialises in small engines (SECA in Le Bourget, France), landing gear, APU (in Rouen, France) and avionics MRO (Bordeaux, France; Miami, Florida; and Hong Kong).

Aircraft & Cabin Customisation and Aerostructures. EADS Sogerma is an approved outfitter for Airbus' corporate jets, with services currently performed in Toulouse and in Bordeaux. Additionally, Bordeaux has dedicated hangar bays for large aircraft VIP completion. EADS Sogerma designs and manufactures high-end cabin interior components and first and business class passenger seats. Aircraft customisation also includes military transport and mission aircraft (e.g., C-130 life extension).

In the aerostructures field, EADS Sogerma is involved in the design and manufacture of fuselage panels and sections for Airbus aircraft and in composite components for aeronautical and general industrial applications. Metal work is conducted in Rochefort, France, while composites activities are conducted in France and Canada.

Aircraft Conversion and Floor Panels

Overview

EADS is a major provider of aircraft conversion and technical services for airlines.

In the fields of aircraft conversion and technical services, EADS combines the operations of EADS Sogerma Services and Elbe Flugzeugwerke GmbH ("**EFW**"). Management believes that the concentration of expertise in a stable pool of highly skilled workers enables EADS' aircraft conversion and technical services group to perform services on a wide range of aircraft, including all of the aircraft produced by EADS. Additionally, the exchange of skilled workers in response to cyclical variations in the market occurs increasingly within the aircraft conversion and technical services group, generating synergies. Moreover, EADS can use knowledge gained through maintaining Airbus aircraft to improve initial product quality and reduce maintenance costs.

In the field of commercial aircraft technical services, knowledge exchange within EADS will benefit maintenance of early-generation Airbus aircraft and facilitate maintenance activities for newer aircraft such as the A320 or A330/A340. Management believes that integrated packages, designed to meet customers' full range of service requirements, will be particularly attractive to small and medium-sized airlines.

Management believes that joint marketing of maintenance and conversion work has been beneficial, since EADS has been retained to perform maintenance for a large number of converted aircraft.

Commercial Aircraft Conversion – EFW

Conversion of passenger aircraft into freighter aircraft ("**P to F**"), which generally requires 30,000 to 40,000 working hours and requires highly-skilled workers to modify the aircraft structure as well as passenger related systems, such as air conditioning, heating and lighting, is the modification most proposed to commercial aircraft owners. Conversion kits comprise original parts, known as Original Equipment Manufacturer or "OEM" parts from the corresponding Airbus serial freighter versions, and result in a converted aircraft that is very similar to a freighter from the series production.

Market. The market for civil aircraft freighter conversion encompasses freight service airlines such as UPS or Federal Express, airlines with small aircraft fleets and finance groups. Two considerations drive the aircraft operators' decision to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a relatively modern freighter; second, it maintains residual values of the aircraft at relatively high levels by extending revenue-generating service life.

According to Airbus estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Given the retirement of older aircraft, an estimated 2,850 dedicated cargo aircraft should meet this demand, of which roughly 75% would come from the conversion of passenger aircraft.

EADS' main competitor in the freighter conversion business is Boeing, which now offers P to F conversions for its complete range of aircraft except B777 and ex-MD aircraft. With BAE Services' discontinuation of its A300 B4 and A300-600 conversion programmes, EFW has a strong market position for Airbus P to F conversions.

Products. In the field of P to F conversions, EADS specialises in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. EADS is building on this specialisation by adding versions such as, in 2001, the A310-300, and in 2002, the A300-600, to position itself for future upcoming conversion programmes. In addition to Airbus freighter conversions, EFW is also the supplier of Airbus passenger cabin floor panels for all Airbus models.

1.1.5 Defence and Security Systems

Introduction and Overview

The Defence and Security Systems Division ("**DS**" or the "**DS Division**") was created in 2003 to serve as the main pole of EADS' defence and security activities. By combining Missile Systems (MBDA and EADS/LFK), Defence and Communications Systems (DCS), Defence Electronics (DE), Military Aircraft (MA) – including EADS' shares in the Eurofighter programme – and Services activities within one Division, EADS has equipped its defence business to better meet the needs of customers requiring integrated defence and security solutions.

In its first full year of operation, the DS Division succeeded in significantly expanding its order book, while making considerable progress in its integration and transformation, both streamlining its businesses and building its capabilities in Large Systems Integration (LSI). Its portfolio of innovative products and integrated solutions – covering electronics, missiles, platforms, systems and services – is designed to meet growing and changing requirements for all military forces and homeland security needs. DS intends to continue the process of strengthening its LSI role in EADS' Systems and Solutions provider concept by increasing the focus on core businesses and fostering further efficiencies and adaptations. On a consolidated basis, the DS Division generated revenues of €5.4 billion for 2004, representing 17% of EADS' total revenues.

2004 Highlights for the Division

Several factors contributed to the progress in 2004: major highlights include the Eurofighter Tranche 2 contract award, border surveillance system contracts, deliveries of the Storm Shadow/Scalp long-range cruise missile to the U.K. and France and Acropol communications network deployment for the French police. The German-Spanish government-to-government agreement to procure Taurus was also achieved at the end of 2004. DS also made significant progress in its UAV strategy with the received Request for Proposal (RfP) for the procurement of EuroHawk® in September, industrial participation on the Dassault-led UCAV project NEURON and appointment as prime contractor for the EuroMALE drone demonstrator programme. DS is also joint-lead member in the TIPS consortium, which NATO downselected in April 2004 to develop the Alliance Ground Surveillance System (AGS). In the MEADS (Medium Extended Air Defense System) programme, a clear example of a dynamic and successful transatlantic cooperation, a letter contract was signed for the launch of the design and development phase in September.

Strategy

DS has recognised that its customers increasingly require LSI, requesting full-service packages and integrated solutions from industry for all branches of the armed forces and Homeland Security. Another focus for the DS Division to sustain profitable growth is to gain further ground with its defence strategy in its home markets U.K., France, and Spain. A long term goal remains to increase market share in these countries to the level in Germany, where DS currently enjoys a 30% market share. Further consolidation of the missiles business is also planned for 2005.

- **Actively supporting the defence and security transformation process**
  Through already existing programmes with the NATO Supreme Allied Command Transformation, French Defence Ministry, U.K.'s NITEworks and Germany's national integrated test bed (NITB), DS is actively supporting NATO's forces in the transformation process. DS also participates in the Network Centric Operations Industry Consortium (NCOIC), an industry-based collaborative forum, formed to recommend an architectural approach that systems and platforms developers may follow to enable each to participate in a global network environment. The focus for the future will be to continue to work closely with industry and customer working groups to help define, influence and most importantly deliver system solutions geared towards an intensified transformation process.
- **Streamlining and focusing the Division**
  In the DS Division's first year of operation, special focus was put on increasing efficiency and adapting capacity to defence budget constraints, withdrawing from business areas that were either non-core or insufficiently profitable, and developing core businesses. Several shared services were established to increase DS' efficiency.
- **Profitable growth in the U.K., France and Spain**
  DS is also focusing on its customer orientation in the U.K., France and Spain. Within these respective markets, further efforts in the area of naval and land systems, technology demonstrators, UAVs, combat aircraft and training, and Test & Services will continue to be one of EADS' strategic goals towards profitable growth in defence. In particular, EADS seeks to raise its visibility in the U.K. defence market and extend its industry technology programme's scope in France and Spain:
  - Among European nations, the U.K. has the largest and fastest-growing defence procurement budget. To capitalise on the opportunities that the U.K. market provides, the DS Division aims to become a market leader through projects such as ground based air defence (GBAD) emphasising LSI solutions.

- Further inroads have been made in France in the area of UAV technology partnerships and command control systems.
- As an important partner in the Eurofighter consortium through EADS CASA, Spain continues to be a significant market for profitable growth for the DS Division. Involvement in the NEURON demonstrator is also coordinated through Spain.

- **Profitable Growth in the U.S.**
Penetration of the U.S. defence market remains a key objective for the DS Division, which seeks to expand its current U.S. industrial presence in missiles, defence electronics, telecommunications, and test and services. The creation of EADS North America Defense Company (NA DefCo) is part of an overall U.S. strategy to increase business with the U.S. Department of Defense and the U.S. industrial primes. NA DefCo is a legal entity managed by U.S. citizens and is acting in the same scope of business as DS. EADS actively supports the development of DefCo in close cooperation with the DS Business Units to maximise transatlantic synergies and initiate a smooth development of both businesses. NA DefCo is, however, a legal entity and remains outside of the DS organisation. The acquisition in October 2004 of Racal Instruments, a leader in the development, production, and integration of systems and instruments to test electronics, aerospace, and defence systems, marked the initiation of a core strategic element of growth for NA DefCo. Other methods for expanding into the U.S. include:
  - Pursuing specific market segments where the DS Division can offer superior products and technologies, such as the Hellas obstacle avoidance system for helicopters and the TRS-3D radar for the U.S. Coastguard;
  - Building on its strong transatlantic industrial partnerships with U.S. prime contractors, including Northrop Grumman (NATO AGS, Ballistic Missile Defence, EuroHawk® Lockheed Martin (MEADS, Deepwater, Littoral Combat Ship, COBRA, Ballistic Missile Defence) and Raytheon (Ballistic Missile Defence) to explore new opportunities driven by military transformation; and
  - Seeking acquisitions and new partnerships to enhance the DS Division's U.S. operational footprint across several market sectors including platform systems, operational support, and defence electronics.

Defence and Communications Systems *(DCS)*

DCS is the EADS "Systems House", and offers its customers comprehensive and tailored solutions, combining the know-how to design, develop and implement LSI to link the widest possible range of individual platforms and subsystems into a single effective network. System integration is also increasingly important for non military customers in areas such as homeland security. Information and secured communication system solutions in these fields as well as systems enabling effective border control and coastal surveillance constitute another major focus for DCS.

The DCS vocation is to create complete systems solutions of communication and information including platforms and means to implement them. To make these technological changes tangible and demonstrate the strengths of this paradigm, EADS has created simulation tools such as NETCOS (Network Centric Operations Simulation). With its competencies in system solutions, DCS fulfils all requirements of the customers in the area of air and naval defence, intelligence, surveillance and reconnaissance, as well as advanced command, control and communication (C3I) systems, professional mobile radio and homeland security.

In 2004, the DCS business generated 22% of DS's total external revenues.

Markets

In this market, EADS faces competition from large U.S. and European companies such as Raytheon, Lockheed Martin, Thales, BAE SYSTEMS, Motorola and SAIC, which also specialise in homeland security solutions and LSI. MoDs, interior ministries, fire brigades, health services and civil protection organisations primarily in France, Germany and the U.K. are key customers for DCS' business.

Products

Air and Naval Defence (AND). AND unifies all capabilities of a turn-key systems supplier of Tactical Air Defence, Air Operations, Naval Combat, Electronic Warfare and Coastal Surveillance. Based on advanced Command & Control capabilities, AND provides integrated networks from sensor to effector. Air forces, ground forces and navies as well as shipyards, coast guards and services worldwide rely on AND's solutions for powerful action within complex and multinational scenarios.

The GBAD programme for the U.K. is a key example of DCS' success in this area. An EADS/MBDA team, comprising DCS and MBDA, has been selected by the U.K. MoD to develop a new integrated air defence command and control system. At the culmination of the two-year assessment phase, EADS will be required to submit a proposal for demonstration and manufacture. The assessment phase (Phase 1) is split into two parts: a competitive part between EADS and Lockheed Martin from January 2005 until May 2006 and a non-competitive part with just one prime contractor until April 2007. Under a second phase (Phase 2), the missile systems will be systematically updated or replaced.

Intelligence, Surveillance and Reconnaissance Systems (ISR). ISR focuses on the development of complete air-based systems with integrated sensors for strategic, operational and tactical missions primarily for information procurement, i.e. the surveillance and reconnaissance process. The ISR product portfolio comprises the complete spectrum of manned mission aircrafts and Unmanned Air Vehicles (UAVs).

In June 2004, the French MoD launched an initiative to close the gap in European defence capacity in the area of MALE drones with a system designed and manufactured by European industry. The French Minister of Defence subsequently appointed EADS as the prime contractor for the EuroMALE drone demonstrator programme. EADS' main French partners in the project will be Dassault and Thales.

The transatlantic EuroHawk® project was initiated by EADS and Northrop Grumman in July 2000. The two companies signed an agreement to develop an unmanned aerial wide-area surveillance and reconnaissance system by bringing together their respective expertise and company-funded developments in UAV and mission system ISR technology. This cooperation initiated a bilateral project agreement between the U.S. Air Force and the German MoD signed in October 2001. The first phase of the project includes the proof of operation of the high altitude long endurance (HALE) UAV concept, the integration of the Defence Electronics (DE) signal intelligence (SIGINT) sensor and a flight demonstration programme in Germany successfully concluded in 2003 to the customer's continuing satisfaction. Further milestones include the request for proposal from the German Procurement Agency (delivered in September 2004) and the expected Design and Development Contract award in 2005.

The Transatlantic Industry Proposed Solution (TIPS) Consortium, made up of EADS, Galileo Avionica, General Dynamics Canada, Indra, Northrop Grumman, and Thales, was down-selected by NATO in April 2004 to provide a NATO-owned common ground picture for battlefield planning with a mixed fleet of manned wide body jets (A321) and high altitude long endurance UAVs (Global Hawk). The radar, which will be used to equip both the manned and unmanned platforms, is the Transatlantic Cooperative AGS radar (TCAR). The TCAR consortium under the lead of DE is composed of Dutch Space, EADS, Galileo Avionica – FIAR, Indra, Northrop Grumman, Raytheon and Thales. The TCAR programme will be integrated into the NATO AGS bid, acting as a subcontractor within TIPS. The Design and Development Contract award from NATO is expected in 2005.

Command, Control, Communication and Information (C3I) Systems. C3I encompasses command system business and specific defence market telecommunications business. C3I provides complete solutions offering continual command chain capability from staff down to the forces on the ground. The portfolio of EADS in the area of C3I systems encompasses: battlespace management solutions for military customers for all levels (strategic, operative, and tactical) and military communication networks. EADS is a major designer and supplier of C3I systems to the armed forces in France and Germany, and the Joint Staffs in France, Germany and NATO. DCS signed a contract worth €60 million with the French armaments procurement agency (DGA) in March to supply additional SIR (regimental information system) command and communication systems. In 2004, the FAUST command and control information system for the German Army thoroughly demonstrated its suitability for mission-critical multinational operations in the Balkans and more recently in Afghanistan.

Homeland Security (HS). The HS line of business provides fully integrated solutions and services to mitigate risk exposure in the areas of: border security, crisis management, large event protection and critical infrastructure. Taking into account the increased interconnection between different areas of threat and particularly in view of the growing interdependencies of internal and external security, seamless collaboration of the different security organisations involved is imperative for the sake of freedom and liberty of citizens and nations. EADS proposes maximised efficiency through optimal use of data and information together and across the relevant security organisations.

The contract between Romania and EADS, signed in August 2004, provides for the delivery of an integrated system for surveillance and securing of the Romanian border. This will enable Romania to meet the increased security requirements after its planned EU entry. The first phase of the project can be launched with completion due for the end of 2006, shortly before Romania officially joins the EU. Completion of the overall project is planned for December 2009.

Professional Mobile Radio (PMR). PMR provides integrated security solutions for public safety and civil defence entities, including TETRAPOL standard secure communication networks, and systems for use in border security and crisis management. Thanks to its large installed base of TETRAPOL networks, PMR is a world leader in providing high level communications systems for law enforcement and civil safety organisations. Today, 80 networks in 34 countries - including 15 European countries - have selected TETRAPOL as their secure communication network. At completion of deployment of current contracts, these networks will cover four million km, for one million users.

Defence Electronics (DE)

As the Sensors and Avionics House of EADS, DE provides mission-critical elements for data gathering, data processing and distribution, and self-defence. Its dominant business is based on sensors and subsystems as a second-tier supplier and addresses the market for surveillance and reconnaissance, military mission management, platform self-protection, network-enabled capabilities and forces support.

In 2004, the DE business generated 10% of DS's total external revenues.

Markets

EADS' main competitors in defence electronics are large and medium sized U.S. and European companies (i.e., Raytheon, Northrop-Grumman, Thales, BAE SYSTEMS, Galileo Avionica, Indra, and Saab) as well as competitors from Israel. Growth in Electronic Warfare (EW) is a key strategic measure for DE. MoDs, interior ministries, military services, security forces, the in-house EADS systems suppliers and other LSIs worldwide are DE's key customers. Through various joint ventures, participations and cooperation, EADS has access to the MoDs of all NATO countries, particularly in Germany, France, the U.K., Spain and Italy. Export markets, especially in the Middle East and the Asia-Pacific region, also offer growth opportunities.

Products

Sensors. DE is a principal partner for airborne multi-mode radars such as the Captor radar in the Eurofighter programme, and also conducts significant activities in systems logistics, maintenance and upgrades. DE is also heavily involved in the technology development and application of next generation active phased array radars for air, naval and ground applications, such as Eurofighter, the Tactical Radar for Ground Surveillance (TRGS) and MEADS. In the area of air defence, EADS produces mid-range radars on ships (TRS-3D) and on land (TRML-3D). As subcontractor for the K-130 corvettes of the German Navy and the Finnish Squadron-2000 programme, EADS is responsible for major shipboard sensor subsystems. A success in the U.S. market was a bilateral agreement for a long-term partnership with Lockheed Martin to evaluate opportunities for joint development, marketing and production of the TRS-3D in other shipbuilding programmes worldwide. The implementation of this agreement began with the signing of two radar contracts.

DE also takes a lead role in developing and manufacturing synthetic aperture radars (SAR), which are considered essential for future reconnaissance and surveillance operations. In this field, EADS has developed MiniSAR, the European stand-off SAR sensor for wide-area surveillance (SOSTAR-X) as well as in the TCAR AGS Radar for the NATO AGS programme. DE's radar competence is underscored by the Microwave Factory, a highly automated assembly line for the manufacturing of high frequency components forming an integral part of radar sensors and electronic warfare applications. EADS holds a 50% stake in United Monolithic Semiconductors (UMS), a joint venture with Thales. UMS provides EADS with the success-critical access to gallium arsenide technology for the SAR.

Electronic Warfare and Self Defence. DE supplies passive electronic warfare units like laser warning, missile warning, and active electronic countermeasure units, such as directed infrared countermeasures, self-protection jammers and towed decoys. EADS also delivers core components to the "EuroDASS" defensive aids subsystem on Germany's 180 Eurofighters and supplies further avionics components to the wider Eurofighter programme. For military mission aircraft helicopters (NH90, Tiger) and commercial airliners, EADS is developing solutions to counter threats from infrared-guided missiles. To date, DE has sold to more than 4,000 units of its missile warning sensor (MILDS) deployed on a variety of helicopters and transport aircraft. Based on MILDS, DE has developed a version MILDS F designed to meet specific requirements for the Royal Danish Navy's fighter aircraft. EADS also offers self-defence equipment for ships and armoured vehicles.

Mission Systems. As a major partner in the field of military mission avionics for the A400M, DE assumes the sub-system responsibility for mission management and the defensive aids sub-system. The EADS portfolio also comprises avionics equipment, such as digital map units (EuroGrid), flight data recording units and obstacle warning systems for helicopters.

Additionally, EADS is developing multi-sensor integration and data fusion technology, which is a key future technology for network-enabled capabilities. For example, EADS is in charge of sensor fusion software on the NATO AWACS E3A programme and was awarded a contract in 2004 to develop a Multi-Sensor Tracking system for the Finnish Air force.

Additional products offered by EADS in the field of communication and identification include wide-band modular data links and MIDS (multi-function information distribution system), both core elements of network-centric operations.

For infantry, DE is developing soldier system modernisation programmes for dismounted infantry sections. In this field, DE assumes system responsibility for the German *Infanterist der Zukunft* (*IdZ*) programme, which increases decisively the protection of dismounted troops and makes the single soldier part of a defence network. In December 2004, a €60 million series order from Germany was awarded for 196 *IdZ* Future Soldier basic systems. These are envisaged for around 2,000 soldiers of all services, including the NATO Response Force and the German ISAF contingent in Afghanistan. 15 *IdZ* systems were delivered in 2004 to the German ISAF troops in Afghanistan.

Military Aircraft

The DS Division's Military Aircraft business focuses on development and manufacturing of the Eurofighter combat aircraft, maintenance, repair & overhaul (MRO), logistic support, upgrade of existing combat air systems, provision of training services as well as construction and manufacturing of Airbus aerostructures. Additionally, Military Aircraft designs light combat/training aircraft and unmanned combat aircraft (UCAV).

In 2004, the Military Aircraft business generated 29% of DS's total external revenues.

Markets

The platforms presently in contention for fighter procurement by the majority of the world's MoDs are:

Manufacturer	Aircraft Type	Date of First Delivery
U.S.		
Boeing (McDonnell Douglas)	F-15 (Eagle)	1973
Lockheed Martin	F-16	1976
Boeing (McDonnell Douglas)	F/A-18C/D (Hornet)	1980
Boeing	F/A-18E/F (Super Hornet)	1997
Mitsubishi/Lockheed Martin	F-2	2000
Boeing/Lockheed Martin	F-22 (Raptor)	2003
Lockheed Martin	F-35 (Joint Strike Fighter)	2009
Europe		
Dassault Aviation	Mirage 2000	1983
Saab	Gripen	1993
Dassault Aviation	Rafale	2000
Eurofighter Consortium	Eurofighter (Typhoon)	2003
Russia		
VPK/MAPO	MiG-29	1983
Sukhoi	Su-27 Series	1986

According to the Teal Group, "fly away" prices for fighters, depending on model and specification, range from U.S.$30 to U.S.$100 million, of which each of the major constituent parts of a fighter platform (i.e., the airframe, the engine and the aircraft systems/equipment), typically represents approximately one-third of the total per unit cost. The Teal Group estimates the worldwide fighter market to be U.S.$142 billion between 2003 and 2012, and assigns a 17% share to Eurofighter. Two major U.S. suppliers (Lockheed Martin, Boeing), along with several smaller European and Russian competitors, serve the global market for combat aircraft. Eurofighter has already sold 18 aircraft to Austria and has been selected in Greece. Further export opportunities are believed to exist in Europe, the Middle East and the Far East.

Products and Services

Eurofighter. Eurofighter, known as "Typhoon" for export outside of Europe, is a high-performance multi-role combat aircraft optimised for air superiority in complex air combat scenarios. It is fully compatible with state-of-the-art NATO weapon systems. Known as Europe's largest collaborative programme, Eurofighter is designed to enhance fleet efficiency through a single platform responsible for supersonic beyond visual range combat, subsonic close combat, air interdiction, close air support, air defence suppression and maritime attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survival capability, and operational rates. The Eurofighter was designed to adapt and improve over the long-term, as avionics and weapons systems evolve, providing for an extended service life potential.

The Eurofighter programme is organized through the NATO Eurofighter and TORNADO Management Agency (NETMA) via the participating nations. NETMA contracts with *Eurofighter Jagdflugzeug GmbH* (Eurofighter GmbH), the programme management company for the Eurofighter programme. The Eurofighter GmbH shareholders and subcontractors are EADS (46% share), BAE Systems (33% share) and Alenia Aerospazio, a division of Finmeccanica (21%). With regard to series production, the respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE SYSTEMS and 19.5% for Alenia, reflecting the relative number of aircraft ordered by each country's programme participant. EADS is responsible for the centre fuselage, the flight control systems, the manufacturing of the right wing and leading edge slats, and the final assembly of the 180 aircraft destined for the German Air Force plus 87 aircraft ordered by the Spanish Air Force. The final assembly of the Eurofighter takes place in the relevant contracting country: Manching in Germany, Getafe in Spain, Warton in the U.K. and Torino in Italy.

In January 1998, NETMA signed the umbrella Eurofighter contract for 620 aircraft: U.K. 232 (with 65 options); Germany 180; Italy 121 (with nine options); Spain 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall programme, also stipulates that production agreements are to be awarded in three tranches. The programme includes the development, production investment and series production of the aircraft.

Eurofighter's first tranche of 148 aircraft is being delivered between 2003 and 2005. The production is expected to continue until 2015. 37 Tranche 1 aircraft have already been delivered as of the end of 2004 with 49 additional aircraft in final assembly. The first German flight of a single-seater aircraft was completed in October 2004. Introduction into service occurred on 30th April 2004 in Germany and in Spain on 27th May 2004. The contract for Tranche 2, comprised of 236 aircraft with enhanced operational capabilities, primarily for air-to-surface roles and with state-of-the-art precision-guided stand-off missile systems, was signed in December 2004 with a total share of €4.3 billion for the DS Division.

Unmanned Combat Aerial Vehicles (UCAV). The success of the next generation European combat air system programme requires that it be jointly developed with EADS' European competitors. Through the six-nation European Technology Acquisition Programme (ETAP), the principal European defence contractors are working on multi-use technologies, with the aim of developing the fifth-generation Combat Air System, with entry into service forecast to be between 2018 and 2020.

Training and Light Combat Aircraft. For training and light combat aircraft, the competition is intense, with offerings from BAE SYSTEMS (Hawk 128), KAI/Lockheed Martin (T-50), Aermacchi (AM-346) and others. The Mako High Energy Aircraft Trainer (HEAT) is the focus of training activities at EADS with the vision of becoming a genuine European programme to cover not only European requirements but also worldwide requirements. Mako HEAT will close the growing gap between the demands made on pilots by modern fighter aircraft and the training opportunities provided by aging in-service trainers while providing expanded training capabilities and achieving cost savings in the training of fighter pilots. Management believes that there is a requirement to train 300 pilots per year, supporting a demand for approximately 150 trainer aircraft. This is one key figure of the Advanced European Jet Pilot Training (AEJPT) business concept which will provide military jet pilot training in Europe through a Private Finance Initiative (PFI) solution.

Military Aircraft Upgrades and Support Services. In addition to providing a profitable after-market service to existing customers, aircraft modernisation operations provide access to new export markets for future sales of all types of aircraft, both military and commercial. The upgrading of military airframes is particularly attractive for countries with limited national defence budgets, such as those in the former "Eastern Bloc", Latin America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically impractical, making upgrading the most cost-effective alternative.

EADS has developed expertise in the field of military aircraft upgrades through programmes for such aircraft as Tornado, F-4 Phantom, F-18, F-5, MiG-29, Mirage F-1, C101 Aviojet, Harrier AV-8B, E-3A AWACS, P-3A Orion, C-160 Transall and Breguet Atlantic 1. These capabilities will be particularly valuable in capturing new markets, such as further upgrades of central European air force aircraft and future support contracts for Eurofighter.

Missile Systems

The Missile Systems group within the DS Division (consolidating 50% of MBDA and 100% of EADS/LFK) offers outstanding and unique capacities in missile systems and covers the whole range of solutions for air superiority, land control and sea power missions, while also providing the most evolved technological solutions in strike weapons and missile defence for all three services. The further development of export market access and consolidation of the business will remain main goals for 2005. Negotiations are progressing in the planned integration of EADS/LFK into MBDA. Enhancing the missile technology and product portfolio, including the low-price segment, will help MBDA continue to offer an unrivalled range of products and services. In 2004, the Missiles Systems business generated 37% of DS's total external revenues.

Markets

Missile Systems have a geographically diverse customer portfolio. Together and through a multinational network of subsidiaries, this business has direct access to the major European domestic markets in France, Germany, Italy, Spain and the U.K. It also has a stable foothold in growing export markets such as Asia and the Gulf region, and benefits from transatlantic cooperation on programmes such as MEADS and Patriot.

Four principal defence contractors are active in the worldwide market for tactical missiles and missile systems. As measured by revenues in U.S. $, MBDA ranks first in 2004 sales figures, for the first time, together with Raytheon, and ahead of Lockheed Martin and Boeing missile activities.

The current worldwide market for missile systems is estimated to exceed €10 billion. This market is expected to increase due to:

- the development of new products (such as ground based air defence systems and precision stand-off guided missile systems);
- new missile carrying platforms entering into service (Mirage 2000-5/9, Rafale, Eurofighter/Typhoon, Gripen, Tiger helicopter, new frigates and aircraft carriers); and
- different requirements for future weapon systems derived from new operational tasks and lessons learned from the most recent conflicts.

1.1 Presentation of the Group (continued)

Products

The EADS Missile Systems group, with its broad range of MBDA and LFK products, is active in all of the six principal missile system categories: air-to-air, air-to-surface, ground-to-air, surface-to-air, anti-ship and surface-to-surface. The table below lists the programmes in which EADS participates as prime or major contractor either directly or through joint ventures.

Type of Missile	Purposes	Key Products or Projects
Air to Air	Short range	ASRAAM
	Medium range	MICA
	Long range	Meteor
Air-to-Ground	Stand-off guided	Taurus KEPD 350, AFDS, DWS (for fighter aircraft)
	Long range	LR TRIGAT (for TIGER helicopter)
Air to Surface	Short range	Diamond Back – Bang
	Stand-off with sub-munitions	Apache
	Stand-off unitary warhead	Scalp EG/Storm Shadow – Taurus
	Prestrategic stand-off	ASMP – ASMP A/VESTA
	Anti-radar	ALARM
Ground-to-Air	Tactical air defence	Stinger, LFK NG, Roland, Gepard, Patriot/PAC 3, MEADS
Ground to Air/ATBM	Very short range	Mistral – Stinger (under license)
	Short range	VL Mica – Roland – Rapier – Spada
	Medium range	Aster SAMP/T – MEADS – Patriot/PAC 3
Ground-to-Ground	Medium range	Milan/Milan ADT, HOT
Subsystems		Warheads (TDW)
		Propulsion Systems (Bayern Chemie) e.g., Meteor/ramjet
Surface to Air/Naval	Very short range	Mistral
	Short range	VL Mica – VL Seawolf
		Albatros – RAM
	Medium range	Aster/PAAMS – Aster/SAAM – ESSM
Anti-ship	Light	Sea Skua – AS 15 TT – NSM – Marte
	Heavy	Exocet family – TESEO
	Anti-submarine	Milas
Anti-tank	Short range	Eryx
	Medium range	Milan
	Long range	HOT – LR Trigat – Brimstone
Surface to Surface, Deep Attack	Ground-to-ground	G-MLRS
	Sea-to-land	Scalp Naval

The most significant programmes under development and production are currently Aster, Storm Shadow/Scalp EG, Taurus, and Meteor with the bulk of deliveries scheduled between 2003 and 2007.

Aster Family. The FSAF Phase 3 contract signed with OCCAR (*Organisation Conjointe de Coopération en Matière d'Armement*) in November 2003 is worth €3 billion (thereof €2.3 billion MBDA). This contract covers the series production of approximately 1400 Aster missiles and associated missile systems and represents Europe's first advanced naval and ground-based air defence missile system using Anti Tactical Ballistic Missiles (ATBM).

Storm Shadow/Scalp EG. 2004 was a highly successful year for this cruise missile, which proved itself in combat when the Royal Air Force used it in Iraq in March 2003. Already selected by the U.K., France, Italy and the UAE, the Storm Shadow/Scalp EG was also selected by Greece in January 2004. The Hellenic Air Force has ordered a total of 34 Storm Shadow/Scalp EG (SS/EG) missile systems. Having reached full production during the year, the SS/EG has now been delivered to the U.K. and France, and will be delivered to Italy, Greece and the UAE in 2005.

Taurus KEPD 350. EADS/LFK and SAAB Bofors are working together under the roof of Taurus Systems GmbH to create and deliver this precision stand-off guided missile system for Tornado, Griphen and Eurofighter aircraft. Taurus KEPD 350 is starting series production for the German Air Force and first deliveries to the German customer are under preparation. Spain has also declared its intention to procure Taurus KEPD 350 for its F/A-18 and Eurofighter.

METEOR. In April 2004 in Linköping, Sweden, MBDA and its Meteor (Beyond Visual Range Air to Air Missile (BVRAAM)) partner SAAB, undertook the first trial fit of a geometrically representative Meteor missile with the JAS 39 Gripen combat aircraft. The trial fit was a complete success with all objectives fully met. Work is also underway for the fitting of Meteor under the other scheduled platforms, Rafale and Eurofighter.

MEADS. The MEADS Medium Extended Air Defence System, a ground-based tactical air defence system, provides a good example of a dynamic and successful transatlantic cooperation. MEADS will protect troops during out-of-area missions and objects within the scope of homeland defence. The financial share of the programme is U.S. 58%, Germany 25% and Italy 17%. The technical workshare of the companies involved - EADS/LFK (Germany), MBDA-IT (Italy) and Lockheed Martin (U.S.) - is in line with the percentages of the respective contributions to the costs. The European companies control their activities through the joint venture company euroMeads GmbH which, like Lockheed Martin, has a 50% share in MEADS International Inc. The MEADS International industrial consortium signed a letter contract for the launch of design and development for a future air defence system from the NATO agency NAMEADSMA in September 2004. The overall volume of this development project, which is due to run until 2012, will amount to approximately €3 billion.

Ballistic Missile Defence. EADS is the only company in Europe with the full range of skills and technologies needed to develop, deploy and support Ballistic Missile Defence (BMD) systems, whether for the protection of armed forces or entire countries and their populations. As part of the U.S.' efforts to develop a defence against missile attack, NATO has selected EADS as a member of a transatlantic consortium to conduct a Theatre Missile Defence feasibility study. In September 2004, EADS and Raytheon signed a co-operative agreement to begin collaborating on ballistic missile defence interceptor programmes in Europe, the U.S. and around the world. EADS has signed further Memoranda of Understandings in the field of BMD with Lockheed Martin and Northrop Grumman.

Services

The DS Division's Service activities are organized around outsourced services, test and related services, and system engineering services. The growing complexity of modern systems and engineering tools and the requirement for cost-effectiveness has led customers to demand turn-key solutions instead of stand-alone equipment. Because of its technical and organisational capabilities, EADS can pool the resources and products of its various subsidiaries and external suppliers to offer such solutions.

For armed forces, outsourcing is an effective solution to the problems of tight public budgets and to the reduction of military personnel. To maintain its position as prime contractor with military customers and to generate profitable growth in stable defence markets, EADS aims to play a key role in such outsourcing of defence activities.

The acquisition of Racal Instruments makes the group's Test & Services unit the leader in the market for testing equipment, solutions and services in Europe. Major challenges will be to implement and develop synergies between Racal Instruments and the former Test & Services unit and to generate new customers in different countries through partnerships or industrial presence.

In 2004, Services generated 4% of DS's total external revenues.

Products

Outsourced Services. This operating unit provides training services to the German and French navies and air forces for air defence, in addition to other services in Europe. Services was selected by the German MoD for a 5-year flight operations contract (€95 million) from 2004 until 2008 (target towing, ELOKA training). Altogether, Outsourced Services operates 26 aircraft.

Services, together with other EADS Business Units and partners in the U.K., is also participating in the operating activity of the Air Tanker consortium. The FSTA project represents the largest Private Financing Initiative (PFI) project in Europe. Services also participates in various outsourcing projects for the French, German, Spanish and U.K. military customers in the field of logistics, training, telecommunications and flight operations.

In a 50/50 consortium with Serco, Services was also short-listed by the U.K.'s MoD to participate in the tender for CATS, a U.K. MoD tri-service (Army, Navy, Air Force) ten year project to provide an aerial target service. Services will also participate in the Atlas consortium, which was shortlisted against one competitor in the DII (Defence Information Initiative in military telecommunications) project.

Test Solutions and Related Services. The increasingly complex electronics used both in civil and military aircraft and weapon systems require continuous equipment maintenance testing solutions.

Services, through its Test & Services unit, confirmed its leading position worldwide in terms of market share for multi-purpose civil aviation test systems and related services as well as its leading position in Europe as supplier of multi-purpose defence test equipment. In 2004, Test & Services sustained its level of orders from airlines worldwide. This is consistent with Test & Services' strategy to develop a scalable technical standard providing airlines with continuous solutions.

System Engineering Services. In 2004, Services became the French leader in risk management on advanced technology projects. This operating unit offers different types of services (consulting, studies, training, software, audit) along all phases of a project life-cycle and with various technical approaches: reliability, availability, maintainability and safety studies; human factor analysis; industrial, environmental and nuclear risk assessment, software and system quality. Major markets are aeronautics, defence, the petroleum industry and transportation systems. Services' APSYS unit plans to continue its long-term partnerships with EADS customers (Airbus, Eurocopter and Space Launchers), representing the majority of its revenues, with plans to diversify and enhance business with its other customers.

1.1.6 Space

Introduction and Overview

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. In 2004, the Space Division's consolidated revenues amounted to €2.6 billion, or 8% of EADS' total revenues.

The Space Division ("**EADS Space**") designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. EADS Space is composed of three main entities - EADS Astrium, EADS SPACE Transportation ("**EADS-ST**") and EADS SPACE Services. EADS Space also provides launch services, through its shareholdings in Arianespace (Ariane 5 launcher), Starsem (Soyuz launcher) and Eurockot (Rockot launcher), as well as services related to telecommunications and earth observation satellites, through dedicated companies such as Paradigm and Infoterra or joint ventures such as Spot Image.

Following two years of major industrial re-engineering, EADS Space posted a positive EBIT* of €10 million in 2004, surpassing its previously announced break-even target. Over the course of the re-engineering process, key changes were implemented to increase efficiency and boost the Division's profitability in the face of the challenging competitive environment in which it operates. Notably, (1) the activities of EADS Space were organized under EADS Astrium, EADS S-T and EADS SPACE Services; (2) EADS acquired control of 100% of Astrium; (3) the workforce was streamlined and (4) a trans-national competence centre organisational structure was implemented.

Strategy

As part of EADS, with an established presence in the four European space powers (France, Germany, Spain and the U.K.), EADS Space is the only European company to benefit from the full range of competencies in all fields of the space industry (satellites, launchers and orbital infrastructure, services). EADS Space's strategy is to build on these key strategic assets and to strengthen its position in the market, while remaining focused on stabilisation of the new organisation of the Division described above.

- **Secure EADS' position in the commercial launch services market.**
  As the main industrial shareholder and prime supplier of Arianespace, and with the backing of European governments (illustrated by the implementation of the European Guaranteed Access to Space (EGAS) initiative), EADS intends to lead the restructuring of the European space transportation industry in response to an increased competition in the launch vehicle field and a weak commercial telecommunications satellite launch market. To assure long-term competitiveness of the Ariane programme, the Space Division has positioned itself as the prime contractor for Ariane development and production, and is in the process of overhauling the current manufacturing organisation, in order to reduce costs and to increase launcher performance and reliability. The contract for delivery of 30 Ariane 5 to Arianespace, signed in May 2004, and the successful launch of the Ariane ECA in February 2005, illustrate the fruits of these efforts. Reinforced links with the Russian (Starsem joint venture) and Italian (proposed New Generation Launcher company with Finmeccanica) space industries, further buttress EADS' position in the commercial launch services market.
- **Extend EADS' leadership in European military space programmes.**
  Management views national and European space programmes, such as the Paradigm programme, as an important future growth segment for the Company. Taking full control of Paradigm (as a result of the acquisition of BAE SYSTEMS' 25% stake in Astrium) allows EADS to expand its services offerings via military telecommunications satellites, highlighted by the contracts concluded in 2004 with Portugal, NATO and other governments for their secure satellite communications requirements. EADS Space is also well positioned in military reconnaissance systems (Helios II and Pleiades) and other military-specific capabilities (Spirale, Lola and Essaim). Management believes that European governments realise the increasing importance of space systems following the Iraq, Afghan and Kosovo military campaigns and can be expected to commit greater resources to independent use of space based systems, triggering potential export opportunities for EADS.
- **Become the European leader in navigation systems and services.**
  Management believes that the Galileo satellite-based navigation system offers numerous development opportunities to EADS, in the civilian (e.g., air traffic control) and security (e.g., precision positioning) markets. EADS SPACE is the largest member of Galileo Industries, the hardware provider for the Galileo project, and is positioned, as a stakeholder of the iNavSat consortium, to operate the concession, expected to be awarded by the Joint Undertaking (ESA and the European Commission) in 2005.

Satellites – EADS Astrium

Overview

EADS Astrium is the leading European company in the design and manufacture of satellite systems, spanning all major segments of the satellite market (platforms, payloads, equipment). It provides (1) telecommunications satellites to leading telecommunications service providers, (2) earth observation, navigation and science satellites systems to major national and international agencies and (3) military applications satellite systems to European MoDs. EADS Astrium also designs and manufactures payload equipment and subsystems for the global space industry market.

EADS Astrium's business covers the four categories of satellite systems described below.

Telecommunications satellites have multiple applications, such as long distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet trunking. They may be used for civil or military applications.

Observation satellites allow the gathering of information for various fields such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications.

Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of the sources of radiation of the universe, planetary exploration and earth sciences.

Navigation satellite systems deliver signals that enable users to determine their geographic position with high accuracy, and are increasingly significant in many sectors of commercial activity – airlines, transport operators on land, sea and air, emergency services, agriculture and fisheries, tourism and telecommunications networks.

Market

The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. EADS' main competitors worldwide are Boeing, Lockheed Martin and Loral of the United States and Alcatel Space-AleniaSpazio (France-Italy). EADS Astrium has an approximately 15-20% share of this market. Management expects that the telecommunications satellite segment, presently depressed due to the consolidation of satellite operators, could progressively and gradually recover due to such factors as: (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) a greater demand to replace aging fleets. EADS intends to remain a significant player in this field to participate in the anticipated market recovery.

EADS benefits from its long term, close relationships with institutional customers in France, Germany, Spain and the U.K. with access to their respective national budgets.

In Europe, the market for observation, scientific and navigation satellites is organised either on a national or on a multilateral (European Space Agency ("**ESA**"), Eumetsat) basis and in accordance with the fair return policy under which contracts are awarded to domestic suppliers in proportion to the respective contributions of the suppliers' countries.

There is emerging export demand for earth observation systems, for which EADS Space is currently the sole significant European provider. Furthermore, civil state agencies, including the ESA, are likely to display increased needs for earth observation satellites in the framework of European environmental programmes, identified as a key focus of the EU/ESA framework agreement on European Space Policy in 2003. EADS expects the scientific satellite market to remain stable over the medium term.

The agreements reached in 2003 at the E.U. level and among ESA member states regarding the development and implementation of Galileo, the new European global satellite navigation system led to the establishment of the Galileo Joint Undertaking (the legal entity which will have the task of coordinating ESA and E.U. involvement in Galileo). The Galileo programme comprises 30 navigation satellites and a potential equipment contract valued at more than €3 billion. Full deployment of the system is expected around 2008. For the space industry and its customers, the Galileo programme's economic, industrial and strategic importance is paramount. This programme is likely to be a driver of innovative user- and customer-oriented solutions, creating new markets for navigation-related services.

In the market for military satellites, EADS expects increased demand for telecommunications and observation satellites. In recent conflicts, the shortcomings of European military capabilities in that field have become increasingly visible, while the need for preparedness in the face of elusive threats has promoted such means to a higher level of priority. The Skynet 5 contract in the U.K., the Helios 2, Spirale, Lola and Essaim contracts in France and the on-going negotiations for the German MilSatcom confirm the growth trend in this market.

Products

EADS Astrium manufactures satellite systems, platforms, payloads, major sub-systems and a wide range of equipment. EADS Astrium Spain, a wholly-owned subsidiary of EADS Astrium, supplies platforms, space-borne antennas, deployment mechanisms and harness sub-systems for telecommunication satellites. Tesat, another wholly-owned subsidiary of EADS Astrium, is in charge of telecommunication electric equipment and sub-systems. EADS Astrium Spain and EADS Sodern also contribute to EADS' work on earth observation satellites. EADS is thus able to offer turnkey satellite systems to its customers.

Telecommunications Satellites. EADS Astrium produces telecommunication satellites for fixed and mobile applications and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms (38 ordered to date), the latest version of which is EUROSTAR 3000. Three commercial service satellites based on the new E3000 platform were placed into orbit in 2004: Eutelsat W3A, Intelsat 10-02 and Hispasat-Amazonas.

In 2004, EADS Astrium signed a contract for the Anik F3 Telecommunication satellite for the Canadian company Telesat.

In the field of military telecommunications satellites, EADS Astrium is responsible for the new-generation Skynet 5 system as part of the Paradigm project awarded to EADS Space Services in 2003. Following a system review in 2004, definition of the specifications for the ground and space segments of the Paradigm programme was finalised.

Observation Satellites. EADS is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, EADS derives significant benefits from the common elements of its civil and military programmes.

EADS Astrium designs and manufactures a wide range of highly versatile platforms, optical and radar instruments and ground segment equipment for the complete scope of remote-sensing applications, operations and services. EADS Astrium is one of the global market leaders in the field of earth observation satellites, and the prime contractor for many of ESA's and CNES' principal observation programmes. Specifically, it is the prime contractor for (1) the Spot multi-mission platform series, in use in 15 European earth observation satellites and recognised as an industry standard (the latest generation, Spot 5, with enhanced coverage capability was launched in May 2002); (2) Envisat, a European environmental monitoring satellite launched in March 2002; (3) Metop, a next-generation polar-orbiting meteorological satellite system to be operational in 2005; and (4) Pleiades, two small and highly agile earth observation satellites for civil and military applications, expected to be launched in 2008 and 2009.

2004 witnessed the launch of Helios 2, part of the sole European optical military observation satellite system in operation and of the Essaim micro satellites, for military observation of electromagnetic activity. EADS Astrium designed and built both systems.

In the export market, Rocsat, an earth observation satellite built by EADS Astrium for the Republic of China (Taiwan) was successfully launched in 2004. EADS Astrium also signed a contract with the Thai authorities to provide the earth observation satellite Theos, together with the associated ground segment.

Science Satellites. EADS Astrium is the prime contractor for the spacecraft in ESA major scientific programmes including the four Cluster II spacecraft, the vast XMM-Newton space telescope, Mars Express, (the first European mission to Mars), the comet explorer Rosetta, and Venus Express.

In February 2004, ESA Mars Express, designed and built by EADS Astrium, reached final orbit around Mars, providing important new scientific data on the planet's environment, and garnering a high level of public interest.

In March 2004, ESA's interplanetary probe Rosetta, built by EADS Astrium, was successfully launched by Ariane 5. This mission marked two firsts: Rosetta is the first spacecraft which will accompany a comet as it travels, and it was the first time that an Ariane 5 upper stage reached the escape speed required to boost a satellite into deep space.

EADS Astrium signed two important contracts with the ESA in 2004: Lisa Pathfinder, a scientific mission for measuring gravitational waves, and NIRSPEC, part of the James Webb Space telescope, the successor of the Hubble telescope, due to be launched in 2011.

Navigation Satellites. EADS Astrium, together with Alcatel Space, Alenia Spazio and GSS has established a dedicated company to build and implement the European navigation system Galileo. EADS Astrium hold a 38% stake in Galileo Industries S.A. ("**Galileo Industries**"), which was awarded a contract for the first of two test satellites for the European navigation system in July 2003. The system's launch date is scheduled for end 2005. At the end of 2004, EADS Astrium was also awarded a pre-contract for the construction of four satellites needed for the validation phase. EADS Astrium Germany will supply the avionics system and parts of Galileo's test satellites' solar arrays, while EADS Astrium U.K. is responsible for payload development and ground segment lead.

1.1 Presentation of the Group (continued)

Military Satellites. In addition to the military earth observation activity, EADS Astrium has been awarded a contract for an airborne laser optical links demonstrator (LOLA) and, together with Alcatel Space, a contract for the early warning satellite demonstrator Spirale. These systems demonstrate EADS' leading role in complex systems offers, reflecting the efficient use of synergies between EADS' space and defence activities. Essaim, a set of micro-satellites demonstrators for the observation of electromagnetic activity, was successfully launched on the same Ariane flight as Helios 2.

Orbital Infrastructure/Launchers and Launch Services – EADS-ST

EADS-ST is the European space infrastructure and space transportation specialist. It designs, develops and produces Ariane launchers, the Columbus laboratory and the ATV cargo carrier for the International Space Station, ballistic missiles for France's deterrent force, propulsion systems and space equipment.

Orbital Infrastructure

In the field of orbital infrastructures, EADS-ST is prime contractor under an ESA contract relating to two key elements of the International Space Station (ISS): the Columbus Orbital Facility laboratory (COF) and the Automated Transfer Vehicle (ATV).

The orbital infrastructure segment in which EADS-ST operates comprises manned and unmanned space systems. The ISS, together with related vehicle and equipment development programmes and services, constitutes the predominant field of activity in this segment. The Columbia shuttle accident in 2002 led to the postponement of the launch of the European Columbus module for two years that is now planned for late 2006/early 2007.

Market

The demand for orbital infrastructure systems originates solely from publicly funded space agencies, and in particular from ESA, NASA, Roscosmos (Russia) and NASDA (Japan). Such systems are usually built in cooperation among international partners. In addition to the COF and ATV projects, the ESA is also responsible for additional ISS components for the station's construction and operational phases. Additionally, national space agencies, such as DLR and CNES, are involved in the field of experiment facilities to be used on board the ISS.

Products

EADS-ST is the prime contractor for the development and integration of the Columbus Orbital Facility. Columbus is a pressurised module with an independent life-support system. It will provide a full-scale research environment in microgravity conditions (material science, medicine, human physiology, biology, earth observation, fluid physics, astronomy) and serve as a test-bed for new technologies.

In addition to the Columbus laboratory module, including all facilities required for energy supply, communications, and interfaces to other station elements, EADS-ST is responsible for the Columbus on-board Data Management System. It also participates in the construction of the ISS robotic system European Robotic Arm to be used by astronauts in the assembly and maintenance of exterior station elements during the construction and operational phases.

EADS-ST is also the prime contractor for the development and manufacture of the ATV (Automated Transfer Vehicle), designed to carry fuel and supplies to the ISS and to provide reboost capability and a waste disposal solution. The ATV will be the first European vehicle to carry out a rendezvous in space and dock automatically with an orbital station. The first ATV, called Jules Verne, will be launched by Ariane 5 in 2005, with six additional ATV missions scheduled through 2013.

Under contract with ESA and DLR, EADS-ST supplies experiment facilities to be used in various station modules for research in microgravity conditions (MSL laboratory, MCS system, RFR refrigerator, CFR rack, MSG glove box, PCDF and Cardiolab laboratories). It also supplies CNES with a Declic experiment facility for experiments in the field of fluid physics.

Launchers & Launch Services

Space systems (including satellites, orbital infrastructure elements and interplanetary probes) depend on rocket propelled multi-stage launchers to place them into orbit; the launcher is consumed during the launch process. EADS-ST is active in two distinct businesses: (1) designing and manufacturing launchers for both civil and military purposes; and (2) providing launch services through its interests in Arianespace, Starsem and Eurockot.

EADS-ST is the sole prime contractor for the Ariane 5 system, with responsibility for the delivery to Arianespace of a complete and fully tested vehicle. EADS also supplies all Ariane 5 stages, the equipment bay, the flight software, as well as numerous sub-assemblies. Additionally, EADS-ST is the prime contractor for ballistic missile systems to the French State. It is responsible for the development and manufacturing of the M45 and M51 submarine-launched missiles as well as their operating systems.

1.1 Presentation of the Group (continued)

Market

Management estimates that the average open commercial market for launch services will likely remain low, at approximately 20 payloads per year, mostly made up of geostationary telecommunications satellites. However, due to various factors (e.g., technology advances, consolidation of customers), this figure is highly volatile. This market does not include institutional launch services for the American, Russian and Chinese military and governmental agencies.

The advent of an increasingly large, profit-driven private customer base for satellites has in recent years encouraged the development of launch services companies that are willing to compete on price and quality of service. Among them, certain ventures have been organised, combining access to low-cost military rockets from former Soviet Union companies with the marketing capabilities of western manufacturers. The presence of such ventures creates strong competition on the commercial launches market.

In defence, France follows an independent policy to have its own deterrent force which is currently based on submarine launched ballistic missile systems. In 1998, the French State decided to develop a new generation of ballistic missiles. In addition to production and state-financed development work, the ballistic missile segment entails substantial maintenance work to ensure system readiness over the life span of the equipment, which may stretch over several decades. EADS Space' ballistic missile segment activities are conducted through EADS-ST, which is the exclusive supplier of ballistic missiles to the French State, its sole customer in this area.

Products and Services

Launch Services. EADS-ST is active in the field of launch services through its shareholdings in Arianespace for heavy-lift launchers, Starsem for medium-lift launchers and Eurockot for small-lift launchers.

- *Arianespace* – EADS-ST, with a 28.70% stake in Arianespace (direct and indirect), is Arianespace's second largest shareholder (after CNES) and its largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total order book. At the end of 2004, Ariane had launched 221 satellites. EADS-ST markets and sells European launchers worldwide and carries out launches from the Kourou space centre in French Guyana.

  In 2004 Arianespace won seven new commercial contracts, representing 40% of the accessible market. It also won five governmental launch contracts in 2004. Three Ariane 5 launches (one commercial and two institutional) were carried out in 2004.

  The currently in-service version of Ariane 5 is able to launch one or more payloads with a total mass of up to 6.9 tons into geostationary transfer orbit. Since 1999, when the first Ariane 5 commercial launch occurred, 15 Ariane 5 have been successfully launched.

  In May 2004, a contract valued at €3 billion was signed between Arianespace and EADS-ST for the delivery of 30 increased lift versions of Ariane 5, capable of carrying up to a ten-ton payload. Additionally, Europe's commitment to support a European launcher has been demonstrated with the signature between ESA and Arianespace of the "European Guaranteed Access to Space" (EGAS) in March 2004.

- *Starsem* – EADS-ST directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialised Design Bureau "Progress" (25%). Through Arianespace, Starsem markets launch services by Soyuz launchers for medium-weight spacecrafts into low or sun-synchronous orbits as well as for interplanetary missions. Following the ESA Ministerial Conference in May 2003 which approved the offering of Soyuz launches from Kourou, work has begun on the launch pad and one of the two Soyuz versions due to be used has been successfully qualified. The first launch is scheduled for the end of 2007 and will be operated by Arianespace. In 2004, two launch contracts were signed.

- *Eurockot – EADS-ST* (51%) and Khrunichev (49%) jointly control Eurockot Launch Services, which procures launch services for small, low earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. In 2004, Eurockot won the SMOS launch contract from ESA.

Commercial Launchers. EADS-ST manufactures launchers and performs research and development for the Ariane programmes. Member-states, through ESA, fund the development cost for Ariane launchers and associated technology. Once ESA certifies the launcher, Arianespace markets and sells launch services worldwide.

In 2004, efforts were focused on preparation for the return to flight of the ten-ton version of Ariane and implementation of the organisation of Ariane production under a single prime contract, EADS-ST, in accordance with the decisions of the ESA ministerial conferences in November 2001 and May 2003.

1.1 Presentation of the Group (continued)

As regards the return to flight, major qualification work was completed in 2004, leading to the successful qualification flight in February 2005. As regards the streamlining and rationalisation of the Ariane production, EADS-ST and Arianespace signed a €3 billion contract in May 2004 pursuant to which EADS-ST is the prime contractor to Arianespace of the next batch of 30 Ariane (PA batch). The signature of this contract underscores EADS-ST's leading position in the European launcher industry.

Management remains committed to reducing production costs, and to optimising EADS' launcher activities to be able to take full responsibility for prime contracting of Ariane's development and production.

Ballistic Missiles. EADS-ST is the only company in Europe that designs, manufactures, tests and maintains ballistic missiles. Under its contracts with the French State, EADS-ST has produced the sub-marine launched MSBS family (M1, M2, M20, M4, and M45) and launch facilities at the Brest naval base. The M45 is deployed onboard France's new-generation nuclear-powered ballistic missile submarine. The Company manages the operational maintenance of the M45 missile system, assisting the French armed forces during test firing and with missile integration until the end of its operational service. EADS-ST is under contract to develop the M51, a new submarine-based strategic missile system with increased technical and operational capabilities. At the end of 2004, the French MoD awarded EADS-ST a contract for the M51 production phase and test range facilities with a frame-contract in excess of €3 billion.

Management believes that the development and production of the M51 will provide EADS with high quality work over the long term. In addition, the relative predictability of the demand provides some stability to the otherwise volatile launcher market.

Space Services – EADS SPACE Services

Overview

EADS SPACE Services is a dedicated entity of EADS Space for the development and promotion of satellite services, with a focus on telecommunication and navigation services. EADS SPACE Services includes wholly-owned subsidiaries Paradigm Secure Communications and Paradigm Services ("**Paradigm**"). The first commercial provider of secure military communications services with the Skynet 5 programme for the U.K. MoD, Paradigm currently owns and operates the Skynet 4 system. Paradigm enlarged its customer base in 2004 through contracts with NATO, Portugal and several other governments. In the navigation sector, EADS SPACE Services, together with Inmarsat and Thales has established the Inavsat consortium, one of two candidates for the operation of the Galileo system under a concession contract with the Galileo Joint Undertaking (ESA and European Commission). The Galileo Joint Undertaking is expected to select a preferred bidder in 2005.

EADS SPACE Services also manages holdings in satellite telecommunication service and operation companies: Nahuelsat in Argentina, Globalstar in Brazil and Hispasat and Hisdesat in Spain.

Products and Services

Military Communications. The U.K. MoD selected Paradigm in 2003 to deliver a global secure satellite communications service over a 15-year period for its next-generation Skynet 5 programme under a Private Finance Initiative contract. In addition, Paradigm took over the U.K's existing Skynet 4 fleet. This ground-breaking contract, under which Paradigm now owns and operates the U.K. military communication satellite infrastructure, allows the U.K. MoD to place orders and pay for services as required. Offering a catalogue of services, Paradigm delivers tailored in-theatre and back-to-base communication solutions for voice, data and video services, from a single voice channel to a complete turn-key system incorporating terminals and network management. Paradigm also provides welfare services, ensuring that deployed troops can call home and use the Internet. The introduction of two new Skynet 5 satellites and upgraded ground infrastructure is scheduled to occur prior to 2010.

In 2004, the German *Bundeswehr* issued a request for proposal for secure satellite communication capacity, comprising a complete military satellite communication infrastructure including a fleet of satellites and a number of tactical and strategic ground stations as well as a network control system. The system is expected to be fully operational in 2008. In response to this request for proposal, EADS SPACE Services has set-up a consortium, together with Astrium as satellite provider and ND SatCom as a communication network specialist. Management believes that EADS SPACE Services is well-positioned in the competition, and expects the winner to be announced in the first half of 2005.

Navigation. EADS SPACE Services has formed the Inavsat consortium, together with Inmarsat and Thales, and is competing against Eurely (Alcatel, Finmeccanica and Vinci) for the concession phase of the Galileo navigation project. Following an international competition, Inavsat is short-listed for the role of Galileo operating company, the entity which will deploy and operate the satellite system over a 20-year period. The Galileo project is a major step forward for Europe, representing the first major European-level infrastructure procurement programme with a global dimension that will bring numerous benefits to the continent and the rest of the world. The market potential is promising, as global demand for satellite navigation services and derivative products is growing at approximately 25% a year.

Production and Suppliers

EADS Space currently operates production facilities that are located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Backnang, Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage) and French Guyana (Kourou).

1.1 Presentation of the Group (continued)

1.1.7 Investment

Dassault Aviation

EADS holds a 46.03% stake in Dassault Aviation – listed on the *Marché Eurolist* of Euronext Paris – along with Groupe Industriel Marcel Dassault ("**GIMD**") (50.22%) and free float (3.75%).

Dassault Aviation is a major participant in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 73 countries.

On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a range of military aircraft and business jets.

In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by Strategy Coordination, whereas the Eurofighter program is managed by EADS' Aeronautics Division.

Military Aircraft. Dassault Aviation offers two multi-role combat aircraft, the Rafale and the Mirage 2000 family.

- *Rafale.* The Rafale program includes three versions of a twin-engine, multi-role combat aircraft designed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total program cost of €32.3 billion, including €9.5 billion for development. 61 aircraft have already been ordered; of these, 36 are destined to the Air Force, and 25 to the Navy. In 2001, the first operational group of Navy Rafale was commissioned on the Charles De Gaulle aircraft carrier. 12 Rafale were delivered by the end of 2002.
- *Mirage 2000.* The Mirage 2000 family is offered in two versions:

  (1) The Mirage 2000-5, its latest version, is a multi-role combat aircraft designed for air to air multiple-target combat, as well as air to ground missions. The Mirage 2000-5 can be armed with the MBD MICA air to air interception and combat missile; and

  (2) The Mirage 2000-D, an all-weather penetration aircraft used by the French Air Force is being adapted to fire the new MBD SCALP EG stand-off air to ground missile. The last aircraft ordered by the French Air Force in 1996 were delivered in 2001.

More than 600 Mirage 2000 aircraft have already been ordered, nearly half of them by foreign countries.

Business Aircraft. Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,400 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 60 countries worldwide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X; the twin-engine Falcon 2000 and the Falcon 2000EX, launched in October 2000. The turn of the century saw Dassault Falcon Jet clearly emerge as the industry leader in its category. In 2001, the latest project in the Falcon family, the tri-jet long range Falcon 7X was unveiled to the public at Dassault's Teterboro, New Jersey, plant. Flight testing is scheduled to begin at the beginning of the second quarter of 2005. Certification and first deliveries are expected before the end of 2006.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 93.6% stake in Dornier GmbH, which in turn holds a 1.58% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

1.2 Recent Developments

AirTanker Selected as Preferred Bidder for the U.K. Future Strategic Tanker Aircraft

On 28th February 2005, the British Defence Secretary announced the selection of the EADS-led AirTanker consortium as the preferred bidder for the U.K.'s £13 billion air-to-air refuelling programme. The selection confirms the competitiveness of the A330-200 tanker offer, and paves the way for the AirTanker consortium to commence the final stage of contract negotiations on the largest ever defence sector private financing initiative.

Successful Launch of Ariane 5 ECA

On 12th February 2005, the new Ariane 5 ECA was successfully launched from the European spaceport in Kourou, French Guyana. The launch confirmed the improvements that have been realised since the maiden flight of the Ariane 5 ECA in December 2002, and removed many of the uncertainties associated with the continuation of the Ariane 5 ECA programme. According to the CEO of the Space Division, as a result of the successful launch, "Arianespace now has the reliable high-performance launcher that will allow it to meet market demands".

ATR Signs Contracts with Indian Low-Cost Airline for 30 New Aircraft

On 11th February 2005, Air Deccan, the first Indian low-cost airline, signed a contract with ATR to purchase 30 new ATR 72-500 aircraft (72-seat configuration). Deliveries will be spread over a five-year period commencing in May 2005, at the rate of approximately six to eight aircraft per year.

New Customers for the A380

On 28th January 2005, China Southern Airlines entered into an agreement to purchase five A380s from Airbus. The agreement represents the first commitment from a Chinese carrier for the A380 aircraft, marking a significant breakthrough for EADS in this important and strategic market.

Earlier in January, UPS became the third U.S. based customer for the A380, with its agreement to purchase ten freighter versions of the new aircraft, plus an option for ten additional aircraft. The UPS A380F will carry a freight load of 150 tons on three decks, with a cargo volume capacity of 1,130 cubic metres and a range of approximately 10,400 kilometres. UPS will take delivery of its first A380 F in 2009.

EADS is a global company offering aerospace and defence products and services which is driven by the ambition to set the industry's standards. Setting the benchmark in the sector implies long-term value creation and the recognition of the Group's corporate social and ethical responsibility. As such, the Group strategy envisages a sustainable balance between economic performance, consideration of stakeholders' interests and respect of the environment.

EADS' corporate social responsibility ("**CSR**") approach is based on the Group's nature, strategy and activities. For example, its long-term vision is driven by product specificities, such as their average lifecycle of over 30 years. Furthermore, the EADS Group has been created from the integration of existing businesses. The Corporate functions are there to determine guidelines and to give support to the Business Units that are responsible for the day to day business. They also ensure dialogue with their direct stakeholders.

As a defence company, EADS Group specifically acknowledges its responsibility in selling defence products and providing services to nations that contribute to the security of those nations during peace time. EADS delivers products and integrated solutions pursuant to customer specification. These products have to comply with the applicable laws put in place by the responsible government (arms export laws, embargo rules and Ottawa agreements, anti-corruption policy).

In 2004, EADS undertook to work towards demonstrating its corporate social responsibility in the conduct of its day to day business. In order to achieve this vision, EADS has established a CSR policy that identifies areas in which the whole Group aims to continually improve.

EADS' vision is in line with internationally recognized frameworks such as the Universal Declaration of Human Rights, International Labour Organization's Declaration and OECD Convention. EADS, as a signatory of the United Nations Global Compact, is committed to promoting, within its sphere of influence, the application of fundamental values regarding Human Rights, Labour, Environment and Anti-corruption. EADS is willing to report on the Group's success in implementing its sustainable development strategy.

The EADS CSR policy embraces its way forward on key CSR items which are common for the entire Group. These relate as far as possible to existing best practices, as well as to the EADS Code of Ethics which is designed to give guidance for operational managers and employees.

EADS realises that in addition to the implementation of good practices regarding CSR within its businesses, reporting on these practices is becoming more and more important for its stakeholders. EADS therefore started to report on its activities in the field of CSR in the Annual Report 2002. In the 2002 and 2003 reports mainly qualitative information was included, due to the fact that CSR practices are mostly carried out within the Business Units and their respective sites and up to this point no centralized reporting procedure had been implemented.

The 2002 report sets out the existing practices at group level, whereas the 2003 report already contained a first qualitative analysis of the existing best practices amongst EADS' Business Units.

In early 2004, EADS' top management decided to launch an extensive project in order to gradually provide more detailed and quantitative reporting on CSR at Group level and to ensure that the existing best practices in certain Business Units are communicated within the Group.

2.1 Creating a Common Understanding on Corporate Social Responsibility

2.1.1 Aims of the 2004 Corporate Social Responsibility Initiative

The aim of the CSR initiative in 2004 was to define a CSR common understanding at a corporate level and to establish policies and systems that will allow EADS not only to comply with potential forthcoming legislation, but first and foremost to achieve more transparent and proactive communication in the future.

With these objectives in mind, the EADS CEOs launched a comprehensive initiative during the second semester of 2004 and the beginning of 2005, which aimed at developing EADS' CSR policy, based on underlying vision and EADS values, and formulating an implementation plan for such policy. In order to achieve this, EADS worked with a consultant team specialized in the areas of CSR.

The aim of the initiative was to establish policies which are shared by everyone in EADS and are the basis of the common Group vision on those key issues. This initiative therefore required the active support of each division, Business Unit and Corporate functions heads.

2.1.2 Methodological Approach

The initiative was conducted in four phases and for every phase, a "project core team" composed of representatives of EADS' corporate functions and major Business Units was involved, in order to ensure a coherent approach and establish concepts that could be implemented by every unit and function.

- **Phase 1 – Initial Stage**
  The first phase of the project was the assessment of EADS' environment in terms of existing and new regulations and a benchmarking of the practices in terms of CSR in the aeronautics and defence sector. Another objective was to identify the high priority CSR-topics for EADS, to be addressed as soon as possible internally as well as in terms of reporting to EADS' stakeholders. A list of priority issues was required as (i) it was deemed unrealistic to address all topics at once and (ii) some topics traditionally covered in CSR reporting are not necessarily of high relevance for EADS' sector of activity.

- **Phase 2 – Identification of Practices and Corporate Social Responsibility Policy**
  The second phase of the project aimed, on the one hand, at establishing an EADS' CSR status report based upon the experiences and practices of the Business Units that are responsible for a certain number of topics that cannot, due to the diversity of businesses within EADS, be addressed at the group level. A second objective was to establish EADS' policies in respect of the high priority items identified in the first phase.

  The work was conducted in an interactive process so that the results and identified best practices from the discussions with the Business Units were integrated into the CSR policy of EADS.

- **Phase 3 – Reporting Agenda**
  The aim of phase 3 was to establish the next steps in terms of reporting, both internally and externally.

  It was agreed that a CSR reporting system should be put in place. Within the group, a number of functional reporting networks were identified, which (with the exception of environment) were already established within the Group and were operating beforehand:

  - Human Resources ("**HR**")
  - Environment
  - Sourcing
  - International Compliance Program
  - Donations and Sponsoring
  - Quality and Customer Satisfaction
  - Research and Development ("**R&D**")
  - Legal Reporting
  - Financial Reporting

  In parallel, a number of quantitative and qualitative Key Performance Indicators ("**KPI**"), based upon the Global Reporting Initiative ("**GRI**"), the Global Compact principles and the French *Nouvelles Régulations Economiques* and tailored to EADS' business were agreed upon.

  These KPIs are not included in full in this 2004 report, as EADS chose an incremental approach, which envisages adding KPIs every year to EADS' publications, as data becomes available and its quality can be controlled.

- **Phase 4 – Approval**
  After thorough and critical discussion, the CEOs approved the results of the initiative and the next steps, which include the present publication.

2.2 EADS Code of Ethics

At the time of the creation of EADS, a code of ethics (the "**Code of Ethics**") was established and communicated to the employees of the Group. This Code of Ethics aims at emphasizing values that are key success factors for achieving an efficient integration of different companies into one group.

More than four years after the creation of EADS, in light of its establishment as a market leader in many of its businesses, and in light of the evolving legal environment relating to business ethics, EADS is in the process of updating the Code of Ethics in order to reflect practices recommended by various codes and laws and to align with best practice.

The enhanced EADS Code of Ethics will set out in one single, comprehensive document the Group guidelines related to the ethical standards that the Group adheres to. It will thus give guidance to all employees about appropriate conduct in their professional environment.

All employees will be sensitised through a systematic information campaign, aimed at raising the awareness of the importance of an ethical business conduct and emphasizing underlying values.

The text of the enhanced EADS Code of Ethics will be available on the Internet under www.eads.com.

In the meantime, the existing Code of Ethics remains in full force and effect.

2.3 Corporate Social Responsibility Policies and Operations

EADS policies have been designed to support and implement EADS' long-term vision and strategy in terms of CSR. They give guidance for day-to-day business and are in accordance with EADS' underlying values.

CSR Policies on Domains Identified as Most Relevant for EADS.

CSR Domains	Specific Policy Items
Business Ethics	Proper business practices Compliance with the laws regulating all EADS' activities Corporate Governance standards
Sustainable Growth	Product quality and customer satisfaction Sustaining and protecting innovation Fostering a mutually beneficial relationship with EADS' suppliers
Environmental Care	Minimizing environmental impacts of EADS' activities Taking into account environmental impacts of EADS' products throughout their lifecycle
Employer-Employee Relationship	Providing a safe workplace for EADS' employees and subcontractors Ensuring equal opportunity for all EADS employees Ensuring efficient management of skills and know-how Promoting a proactive dialogue with EADS' employees
Corporate Citizenship	Maintaining an open dialogue with EADS' stakeholders Encompassing community interests in EADS' global strategy

The policies and related practices are set out in more detail below[2].

2.3.1 Business Ethics

2.3.1.1 Proper Business Practices

Doing international business requires being especially vigilant so as to ensure that all companies belonging to the Group always comply with applicable laws and regulations relating to international sales. For the Group, this is fundamental insofar as EADS, as a global company, recognizes its responsibility to always act in accordance with the standards of business ethics and integrity worldwide.

To achieve this aim, EADS International has been implementing rules and processes since 2000 aiming at ensuring compliance with such laws and regulations.

Policy

- *"We are active in sectors which are strictly ruled by national and international regulations. EADS is committed to absolute compliance with applicable regulations wherever its entities operate.*
- *Fighting against corruption in foreign trade is a major challenge for all international companies. In order to meet this challenge, EADS is fully committed to complying with all relevant national and international legislation, including the OECD Convention of November 1997, as incorporated into the legislation of 35 countries. EADS' International Compliance Program is a corporate policy, applicable to all international operations of EADS and its affiliated companies, intended to detect and prevent bribery and unfair dealing.*
- *EADS is often involved in proposals, bid preparations or contract negotiations with governmental authorities because of the nature of its products and services. The Group's policy is to compete fairly and legally for all business opportunities as well as to conduct negotiations and perform contracts when awarded in compliance with all applicable requirements, specifications and contractual obligations."*

EADS has implemented a detailed corporate policy, the "Foreign Trade Rules", which apply to all international operations of the Group entities, and which is intended to detect and prevent bribery risks in international sales. This policy has been published in EADS' Corporate Handbook, which is available to all employees through the company intranet.

2 The following presentation sets forth key aspects of EADS' ongoing Corporate Social Responsibility efforts and does not purport to be an exhaustive description thereof.

2.3 Corporate Social Responsibility Policies and Operations (continued)

This policy entails effective control of international operations, through the conduct of appropriate due diligence of business partners, regular audit and reporting mechanisms and enhanced training sessions within all Business Units. It also sets out appropriate guidelines regarding the acceptance of gifts and hospitality.

Organisation

EADS has developed a set of policies and procedures intended to ensure that its international business do not infringe any applicable laws and regulations relating to international trade and that they comply with the applicable standards of business ethics and integrity.

The main pillars of these policies and procedures are the following:

- Transparency in the selection of its business partners. All business partners engaged by an EADS company have undergone a strict engagement procedure, based on (i) a due diligence aimed at confirming that the prospective business partner is reputable and qualified to work for EADS, (ii) internationally recognized standards (location, credentials, ethical track record, etc.) and (iii) a commitment to abide by the Group policies prohibiting corruption and payment of bribes;
- "Appropriate remuneration for legitimate services". EADS is very keen to ensure that all payments due and payable to any business partner are justified by legitimate services rendered and do not exceed sound market practices; and
- Monitoring of the contractual relationships with such business partners (and the related payments) until satisfaction of all contractual duties.

Those policies and procedures normally apply to all operations directly or indirectly relating to foreign trade. The Group business partners must respect these policies and procedures.

Furthermore, EADS conducts regular audits of all related agreements within the Business Units to verify that the Group policies and procedures are properly implemented and the Business Units are instructed to report on a yearly basis on the implementation of such policies and procedures.

In addition, the Group has developed a comprehensive training policy so as to disseminate an "awareness" culture within all Business Units. All employees dealing with international business attend such training sessions.

In 2004, around 20 training sessions took place within each Business Unit, sometimes with the attendance of third parties (prosecutors, representatives of international bodies, lawyers, etc.), in order to communicate the corporate values and policies to all concerned.

Since October 2002, EADS has set up a network of International Compliance Officers ("**ICO**") representing each Business Unit. ICOs are responsible for ensuring the correct application of the policies and procedures within the Group.

EADS has also developed relationships with international bodies such as the OECD, the International Chamber of Commerce ("**ICC**") and the European Union ("**GRECO**").

At the same time, EADS International has developed various relationships with stakeholders:

- Signature in 2003 of a convention with the French Corruption Monitoring Council, also signed by other French companies;
- Establishment, with certain other companies, of a set of principles regarding anti-corruption practices in the aerospace and defence sector;
- Dialogue with the ICC and the OECD anti-corruption working groups; and
- Assessment by external qualified advisors of the EADS international business ethics policy.

Performance and Best Practices

EADS conducts regular investigations and audits to detect and promote the "best practices" in force within the Group regarding the proper implementation of the Group international business ethics policy, the objective being to disseminate such "best practices" throughout the rest of the Group.

The Group issued a leaflet "EADS International Business Ethic Policy For Consultant Agreements: Transparency & Substantiation" in January 2004, which was given to all prospective international marketing consultants. This leaflet summarizes the Group policies and procedures regarding selection of international business partners. Such consultants are invited to attend specific training sessions when deemed appropriate.

The Group's ICOs meet periodically to share concerns and best practices. An annual ICO Conference has been organized since 2003 involving more than 100 people involved in foreign trade business and operations.

EADS also issues on a regular basis Group-wide internal bulletins "ICO information letters" focusing on the evolution of the regulatory environment of foreign trade and highlighting information reported by the international media regarding the fight against corruption worldwide. These bulletins are intended to complete and update the information given to EADS employees during the training sessions.

Key Performance Indicators	GRI Ref.	2004	2003
Consultant files audited	–	93.10%	Not available
Number of ICO information letters issued	–	3	2
Number of training sessions held by ICO	–	20	12

Scope: EADS and consultant agreements under EADS leadership

2.3.1.2 Compliance with Law Regarding All EADS' Activities

Compliance with law is a very vast field for companies which operate on an international level such as EADS. In addition, as a company dealing with defence products, EADS has to fulfil a number of specific requirements imposed by the customers for such defence products.

For international sales, dealings in defence material are subject to laws and regulations established in the countries from which EADS defence products are to be exported. Those are *inter alia* for France the "*Décret-loi du 18 avril 1939*" and all its subsequent amendments, for Germany the "*Kriegswaffenkontrollgesetz*" and for Spain the "*Real Decreto No. 491/1998 de 27 de Marzo de 1998*", as well as the established national guidelines for the granting of export licenses.

Policy

- "*EADS is committed to complying with the antitrust and, competition as well as humanitarian law, when applicable, in all of its activities and throughout the Group.*
- *EADS is also committed to complying with all applicable legislation relating to Foreign Trade. EADS Group companies comply with all export control and import regulations that govern the exports and imports of commodities and technical data.*
- *EADS always obtains export licenses and other government approvals prior to exporting products and technology controlled by local governments.*
- *EADS screens new customers and suppliers to ensure that they do not do business with banned entities as per the local requirements.*"

Organisation

EADS is subject to a myriad of legal regimes in each jurisdiction in which it conducts business. The EADS Legal Affairs directorate, in coordination with the Division and Business Unit legal departments, is responsible for implementing and overseeing the procedures designed to ensure that EADS' activities comply with all applicable laws, regulations and requirements. It is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

The Corporate Secretary and Legal Affairs departments also play an essential role in the setting up and administration of (i) EADS Corporate Governance procedures and (ii) legal documentation underlying delegation of powers and responsibilities and defining the EADS management and the internal control environment.

As all countries from which EADS exports defence material have different legislation in terms of arms export control, the organisation of compliance is de-centralized within EADS.

There are national responsibilities for dealing with defence goods within the EADS home countries.

The matters covered by those organisations are:

- Purchase of classified or export restricted components or subsystems (in cooperation with the purchasing organisation);
- Dealing with classified material and data within EADS (in cooperation with the security officers and IT organisation); and
- The application for export licenses in the countries from which material is to be exported.

All those activities are regularly subject to verifications by the Internal Audit department.

Performance and Best Practices

In order to be close to the operational businesses, EADS has implemented a decentralized process. Export control officers were appointed and dedicated resources or procedures at Business Unit and site level were created so as to ensure compliance with laws relating to arms export activities

(Astrium, Space Transportation, Eurocopter, Defence) through persons responsible for export involved in the day-to-day business on the sites.

In respect of other national and international regulations, one example are the Space Business Units which ensure compliance with the European Space Agency ("**ESA**") rules by integrating these rules with customers' rules by way of long term strategic plans.

Key Performance Indicators	GRI ref.	2004
Court decisions regarding cases pertaining to anti-trust and monopoly regulations	SO6	None
Descriptions of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour	SO7	i) EADS Code of Ethics including but not limited to all relevant provisions of Code relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.

Scope: EADS

2.3.1.3 Corporate Governance Standards

In 2004, the EADS Board of Directors continued to uphold the driving principle of maximizing shareholder value and conformity with applicable law and the Corporate Governance principles in the countries relevant for the Company, while also enhancing its focus on Corporate Governance best practices.

The EADS management structure has proved efficient and well adapted to fulfil its commitment to a sustainable and balanced relationship with stakeholders. Ensuring development of employee and supplier relationships, as well as ensuring customer satisfaction, remain a foundation of EADS' success, operations and culture.

Policy

- *"EADS is determined to set the standard of excellence in the field of Corporate Governance. We are committed to meet and even exceed social, legal and statutory requirements to ensure transparent management and recording.*
- *EADS commits to providing the most accurate and reliable information and records in all decision-making processes and business relations, both inside and outside EADS. To achieve the highest standard of reliability, EADS continuously improves its Internal Control and Risk Management procedures."*

Organisation

See "Part 1/Chapter 2 Corporate Governance".

2.3.2 Sustainable Growth

EADS supplies some of today's most advanced technology in the field of aerospace and defence. EADS strives to meet the customers' requirements for competitive, cost effective and innovative technology. The Group's development relies on its ability to deliver product and services that perform. Sustaining this development requires focus on the product quality, continuous innovation and the best supplier management.

2.3.2.1 Product Quality and Customer Satisfaction

As an industry leader in the Aerospace and Defence sector, EADS is constantly striving to build upon its solid reputation for excellence in its products, its processes and its people. With a focus on continual improvement and on building customer confidence by improving On-Time and On-Quality Delivery ("**OTOQD**"), EADS demands that every area of its operational business challenges and improves its levels of Quality and Operational Excellence, internally and throughout the supply chain.

Policy

- *"EADS is fully committed to achieving the highest levels of customer satisfaction, driving continuous improvements in the quality of its products, processes and people and deploying the most demanding Quality Management Systems.*
- *EADS actively seeks key customer feedback through a structured Group wide process of Customer Reviews."*

Organisation

The Chief Quality Officer ("**CQO**") is in charge of stimulating, coaching and supporting the Business Units to implement continual improvements in operational level OTOQD performance and to maintain and improve customer confidence in EADS.

The CQO:

- Provides a unified EADS methodology, training and associated implementation support for a company wide Customer Confidence measurement and improvement programme.
- Provides state-of-the-art expertise and implementation support to Business Units on diagnosing and correcting flow deficiencies in Industrial Supply Chain processes.

- Provides a unified EADS methodology and tool kit, with associated training, coaching and deployment support to Business Units in developing "EADS BlackBelt" improvement experts.
- Provides best practice sharing and implementation support to Business Units on deployment of Quality Gates to improve discipline and robustness of key industrial processes.
- Provides simple EADS high level metrics and implementation support for consistent reporting of OTOQD internally and throughout the supply chain.
- Chairs an EADS Quality Council with senior level representatives of each Business Unit to agree actions and priorities and to drive OTOQD deployment in all Business Units.
- Operates in a dynamic and flexible manner through a small core team, supplemented by high potential managers, seconded from the Business Units, and bringing in state-of-the-art external expertise where needed in each action area.
- Animates supports and drives a network of Business Unit operational level experts to ensure that the Quality and Operational Excellence Programme ("**QOEP**") is tuned directly to the needs, priorities and maturity of each Business Unit.
- Provides added value directly to the Business Units by bringing in, and initially funding, the external expertise to help the Business Units with improvement skills training and coaching.
- Provides added value directly to the Business Units by bringing in, and initially funding, the external expertise to help the Business Units in diagnosing and designing corrective actions for the Industrial Supply Chain Process deficiencies.
- Represents EADS in relevant Quality, Standards and Regulatory bodies at both National and International level commensurate with the status of EADS as a global aerospace and defence company.
- Represents Environment network in the EADS CSR Programme.

Performance and Best Practices

The quality network focuses on building Customer Confidence through improving OTOQD and is driven by the following motto: *"No matter how good we are today, we will be even better tomorrow".*

In June 2004, two strategic workshops (Top Executive Forum format) were held on the subject of Quality and Operational Excellence. These provided invaluable input from senior executives representing all Business Units for the design phase of a Group wide Quality improvement initiative. Following these workshops, in the second half of 2004, a major initiative was launched to deliver enhanced customer confidence and satisfaction through driving operational improvements in those industrial processes which contribute to achieving OTOQD of its products and services to end customers. This Quality and Operational Excellence programme has now completed the set up phase and is moving into operational deployment directly within the EADS Business Units.

The Quality and Operational Excellence programme acts on five key areas for improvement:

- Measuring Customer Confidence levels and acting on the results to bring customer driven prioritisation to its improvement actions;
- Rigorously assessing and improving its Supply Chain Process performance, both internally within EADS and externally with its suppliers, as compared to Supply Chain best practices from world class companies in other industrial sectors;
- Investing significantly in the problem solving skills of its people, through development of a custom built and world class "EADS Black Belt" training and development programme, to enable effective and continual improvements to be sustained on a widespread basis at all levels in the company;
- Introducing Quality Gates as key checkpoints in critical industrial processes to ensure early anticipation and elimination of potential operational problems in downstream activities; and
- Measuring and reviewing, at top level, OTOQD performance and Customer Confidence levels from around the EADS Business Units to drive priority on these subjects from the top of EADS to every level in the Company.

The Quality policy and guidelines are communicated to the suppliers for the implementation of EADS standards.

Key Performance Indicators will be available from report on Financial Year 2005.

2.3 Corporate Social Responsibility Policies and Operations (continued)

2.3.2.2 Sustaining and Protecting Innovation

Innovation Strategy

Policy

- "*Our innovation* strategy *aims at increasing competitiveness through continuously improving quality of services and products as well as efficiency of processes. The two main pillars of our strategy are the EADS Research & Technology ("**R&T**") network and the Corporate Research Centre"* ("**CRC**")."

Organisation

The EADS innovation strategy is both centralised and decentralised. R&D is under the responsibility of each of the Business Units to ensure the development of products and services that meet customer needs and offer competitive solutions in line with market expectations. The centralized efforts are highlighted by both the EADS R&T Network and the CRC.

The R&T Network coordinates shared research and technology activities among the Business Units. It facilitates the circulation of information and research results within the Group and permits the setting up of a common R&T programme, providing long-term innovation potential. The network is organized around 18 technology domains of transversal interest such as Materials and Structures, Electronics, Navigation and Control and Image Processing. It is structured to facilitate exchanges between technical experts and business management, to encourage the exchange of best practices and to save costs. This network also cooperates with external stakeholders, companies, industrial organisations, research laboratories and universities.

The CRC supports the R&T Network by providing a platform for the exchange of know-how and by highlighting possible synergies throughout the Group. The CRC has two main sites in Paris and Munich. It maintains research proximity centres in Toulouse and Hamburg to serve its largest customer, Airbus. Other offices have been opened in 2003 (Moscow) and 2004 (Singapore). The CRC employs about 600 people including doctorates and university interns.

See also "Part 1/1.1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Performance and Best Practices

Technological innovation programs are managed in conjunction with the EADS R&T Network and the EADS CRC as well as through a strong network of top experts in the Business Units.

In 2004, the R&T network generated approximately €89 million (€85 million in 2003) of shared activities, with 127 projects involving more than 1,200 experts of the Group.

In terms of self-financed R&D investment of aerospace companies worldwide, EADS was ranked No. 1 on the R&D Scoreboard 2004 of the Department of Trade and Industry in the United Kingdom.

Key Performance Indicators	GRI Ref.	2004		2003	
		In € bn	In percentage of revenues	In € bn	In percentage of revenues
R&D expenses	–	~5.0	15.7	4.8	15.9
Self-financed R&D	–	2.1	6.6	2.2	7.3
R&T expenses	–	0.51	1.6	0.45	1.5

Scope: EADS

The **Advanced Technology Initiative** was launched in 2004 to create a cross-company drive to increase efficiency in innovation and R&T. It works along two main lines of activity: one focuses on benchmarking and forecasting of technologies to develop a technological action plan and the other on increasing external partnerships. The benchmarking and forecasting process is dedicated to the identification of future technologies trends, on the basis of product evolution requirements and on the analysis of new emerging technologies. External expertise will be sought to provide perspective and vision.

By focusing on external partnerships, the company aims to make better use of available resources by looking to interact more with European initiatives and with those in the EADS home countries. To improve its links to public research laboratories and universities, the EADS Company Foundation for Research (Fondation d'Entreprise) was launched in France. It aims to promote multidisciplinary research in aerospace technologies and establish exchanges between researchers in government, private industry and higher education research institutes. Other initiatives are contemplated in Germany, Spain, the U.K. and the U.S. to improve links with public research institutes and universities.

Protecting Innovation: Intellectual Property

Policy

- *"One of EADS' most valuable assets is its intellectual property ("**IP**") which includes patents, trade secrets, trademarks, copyrights and other proprietary information. It is EADS' policy to establish, protect, maintain and defend its rights in all commercially significant IP and to use those rights in responsible ways.*

- *EADS also respects the valid intellectual property rights of others and will not reproduce or use software or other technology licensed from other suppliers except as permitted by the applicable license agreement or by law."*

Organisation
IP, such as patents, trademarks and know-how, plays an important role in the production and protection of EADS technologies and products. The use of IP rights enables EADS to remain competitive in the market and to manufacture and sell its products freely.

Each of the subsidiary companies of the Group owns the IP which is specific to its particular business. IP used throughout the Group may be owned either directly by the subsidiary which generated it or under license from EADS where such IP is of common interest to the Group. EADS also owns IP directly or under license agreements with its subsidiaries.

EADS centralises and coordinates the Group's IP portfolio, participates with the subsidiaries in its management and promotes licensing of common IP between the subsidiaries. EADS also ensures that procedures are in place to protect the confidentiality of the Group's IP and to ensure contractually that third party rights are protected (in the case of joint ventures).

In this respect, suppliers' contract terms and conditions are currently being strengthened and adapted when dealing with countries with weaker IP laws. The sourcing strategy is also to integrate a segmentation of parts of the contract in order to minimize the risk of industrial espionage.

Performance and Best Practices
To increase the added value of the Group, EADS Industrial Research & Technology promotes the sharing within the Group of all the knowledge of the Business Units and the sharing of resources, skills and research means and budget to develop new knowledge.

For example, all the contracts between Business Units of the Group concerning R&D must have IP provisions allowing for the flow of knowledge (EADS R&T Network rules). In 2004, the EADS IP portfolio was comprised of approximately 4,400 inventions, which are covered by over 13,000 patents.

Key Performance Indicators	GRI Ref.	2004
Patents and inventions	–	In 2004, the EADS Group filed 521 new inventions, some of which were covered by several patents. At the end of 2004, the overall EADS portfolio was comprised of 13,515 patents.

Scope: EADS

2.3.2.3 Supplier Management: Fostering a Mutually Beneficial Relationship with EADS' Suppliers
Policy

- *"Suppliers represent a high proportion of the value of EADS' products, and play an important part in the customer satisfaction. As such, EADS endeavours to fully integrate them in its ethical way of doing business.*
- *Fostering a mutually beneficial relationship with suppliers, EADS' sourcing principles impose all suppliers to be responsible and to implement its standards and requirements across all levels of the supply chain.*
- *EADS is committed to long term relationships and partnerships with its suppliers, in particular in the engagement in the development of technological know-how."*

The EADS Sourcing Vision is to deliver competitive advantage by winning, integrating and developing relationships with the world's best suppliers. Its Sourcing Strategy is designed to support this vision.

Organisation
Each EADS Business Unit has its own Sourcing Function with the Procurement Director being a member of the Business Unit Management Team.

The Procurement Directors of all Business Units and members of the Corporate Sourcing Function form the Procurement Directors Board. This group, chaired by the EADS Chief Procurement Officer, meets regularly to discuss and decide on initiatives to further implement the EADS Sourcing Strategy and on issues of cross Business Unit interest.

EADS Corporate Sourcing is the strategic architect of Sourcing functions and provides overall direction for all sourcing activities groupwide, in particular regarding the key elements of the Sourcing Strategy, which are Procurement Marketing, Joint Sourcing, Supplier Evaluation and Risk and Opportunity Sharing.

2.3 Corporate Social Responsibility Policies and Operations (continued)

Procurement Marketing aims to identify the best potential suppliers worldwide and to evaluate them with regard to their capabilities and their certifications. Procurement Marketing is becoming increasingly important as EADS targets new global supply markets to support EADS Global Industrial Strategy.

Joint Sourcing activities allow the purchasing power to be leveraged across EADS. A group of lead buyers bundles procurement volumes of selected material groups for common negotiation. This also encourages all EADS Business Units to have one contact with a supplier.

EADS Corporate Sourcing identifies best practice in procurement and communicates common processes and supporting tools across the Group. In recent years, this team has initiated the deployment of e-procurement tools across the Group. State of the art systems for electronic calls for tender are the most efficient methods for both EADS and suppliers and guarantee equal and fair treatment of all suppliers. Electronic catalogues harmonize, simplify, accelerate and automate the ordering process for every day commodities for the benefit of EADS and the supplier.

Corporate Sourcing also facilitates the relationship with major suppliers which are in business with several Business Units. The Common supplier approach serves to drive Group initiatives and to ensure supplier relationship is discussed at Top Management level. It also means that all Business Units receive adequate attention from the supplier in respect of their individual issues.

The EADS Supplier Evaluation and Development process guarantees that suppliers' performance is regularly evaluated. Suppliers can expect that the same process and the same criteria are applied by all Business Units: Commercial, Logistics, Quality, Technical, and Customer Support. Evaluations are shared with suppliers as a basis to discuss further improvement and development needs and plans.

With regard to the high proportion of sourcing required for products and the complexity of the procured systems, equipment and structures, EADS favours long-term, mutually beneficial, reliable and stable relationships with key suppliers. Consideration for partnerships is limited to suppliers who continuously show excellence in their performance, who can demonstrate a credible long term interest and who are able to support their business interest with their own developments and investments.

It is a principle for such partnerships that suppliers are involved and integrated at the early stages of development. Both business risks and opportunities should also be adequately shared with suppliers. Procurement Policies of EADS Business Units address all typical business risks and suggest how they should be dealt with in EADS contractual agreements.

Procurement Policies also set out the principles and guidelines for conducting business with current and prospective suppliers. These guidelines describe how partnership relations should be handled in an equitable manner in the interest of all parties concerned and how disputes should be dealt with professionally and as quickly as possible in accordance with agreed partnership arrangements.

Procurement Policies also reflect the requirements of the UN Global Compact. As a member of the UN Global Compact, EADS has accepted responsibility to apply these principles in its supply chain and requires its suppliers to adhere to common standards in the areas of human rights, environment and employment.

As most of its suppliers are located in the E.U. and North America, EADS can expect them to apply laws and regulations on environmental and social performance. As it is the intention to increase global sourcing activities, EADS is considering adding specific CSR criteria to the supplier evaluation process.

Performances and Best Practices

With two thirds of its revenues being sourced from external suppliers, efficient and effective supplier relationship management is a key factor for EADS success. For this, EADS concentrates on its major suppliers. EADS' top 60 suppliers already account for 60% of the sourcing volume, the top 250 suppliers account for 75% of the business.

Complex systems and equipment account for 40% of EADS procurement. Structures, material and product related services also account for 40%, while indirect material account for 20%.

While EADS likes to see itself as an important customer for its key suppliers, EADS wants them to be independent and at the edge of technological development. On average, EADS suppliers make no more than 10% of their revenues from EADS.

Most of EADS' sourcing volume is provided by large companies. The rest is spread across a large number of small and medium sized enterprises, as per the European Commission definition, i.e. with less than 250 employees or less than €40 million turnover.

2.3 Corporate Social Responsibility Policies and Operations (continued)

Sourcing activities focus on the EADS home countries France, Germany, U.K. and Spain and on the U.S. Sourcing outside the E.U. and North America is still limited. However, EADS sees its Global Sourcing activities increasing to better exploit Global Sourcing opportunities and to support sales.

Key Performance Indicators	GRI Ref.	2004	2003
		In percentage of total sourcing volume	In percentage of total sourcing volume
Sourcing volume: breakdown by country for top 10 countries	EC11		
France		32	31
Germany		22	24
U.S.		22	21
U.K.		12	12
Spain		4	4
Italy		2	2
Netherlands		1	2
Belgium		1	1
Canada		1	1
Switzerland		1	1

Scope: EADS

Key Performance Indicators	GRI Ref.	2004	2003
		In percentage of revenues	In percentage of revenues
Importance of sourcing	EC3	68	67

Scope: EADS

Key Performance Indicators	GRI Ref.	2004	2003
		In percentage	In percentage
Strategic suppliers level of dependency (average % of EADS sourcing volume per supplier to supplier's revenues for top 25 suppliers)	–	Supplier data not available at date of printing	15
Strategic suppliers level of dependency (average relation of EADS sourcing volume per supplier to supplier's revenues)	–	Supplier data not available at date of printing	10

Scope: EADS

Key Performance Indicators	GRI Ref.	2004	2003
		In percentage of total purchase	In percentage of total purchase
Purchasing breakdown by Geography	–		
Europe		76	77
U.S.		22	22
Rest of the World*		2	1

Scope: EADS, * including < 1% in non-OECD countries

2.3.3 Environmental Care

EADS environmental policy embraces all phases of a product life cycle, from conception and design, manufacturing and product support, including environmental impact of its sites. It seeks to ensure that each of its Business Units complies with the laws and regulations of each country in which it operates, EADS being subject to numerous E.U., national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials.

Policy

"Minimizing environmental impacts of our activities

- *EADS is fully conscious of its operations' impact on the environment and therefore considers that monitoring and reducing those impacts is fundamental for its approach to CSR.*
- *EADS is committed to continuous improvement of its environmental impact, beyond the simple fulfilment of legal obligations. It is EADS' subsidiaries and sites' role to ensure compliance with the laws and regulations of the countries in which they operate. The Group encourages environmental certification of its manufacturing processes.*

2.3 Corporate Social Responsibility Policies and Operations (continued)

Taking into account environmental impacts of products along their lifecycle

- *Improving environmental performance of products throughout their life cycle is of significant importance for EADS and our customers.*
- *EADS encourages the active consideration of environmental criteria, through implementation of Eco-Design approaches, in all phases of our products' life cycles in order to improve the environmental performance of our products."*

Organisation

The management of environmental aspects of the Group operations is traditionally the responsibility of the Business Units and sites. Each of EADS' businesses are strictly controlled and audited by authorities, in respect of manufacturing processes and product certification. Furthermore, customers include environmental criteria in their specifications.

EADS has engaged towards implementing standardized reporting and compliance levels at all of its sites and is investing in research and development projects devoted to environmental improvements and processes.

Managing environmental reporting has been placed under the responsibility of the CQO. Environmental reporting is to be built on networks that already existed in the founding companies of EADS. There needs to be a periodic follow up on the Group's environment performance and the exchanges of best practices and dissemination of relevant European and national information need to be facilitated.

EADS is participating in environmental working groups of the industry organisations such as the GIFAS in France, BDLI in Germany and the SBAC in the U.K.

Performance and Best Practices

In 2003, the Military Aircraft Business Unit received the "Environment Certificate" recognising compliance and good practice with respect to environmental protection.

Several initiatives to reduce emissions, including the use of virtual flight testing simulation techniques (which decreases the number of test flights), the replacement of fuel-oil by natural gas for heating (which limits sulphur derivatives, solid waste, CO (carbon monoxide), and other emissions) and the use of renewable energy sources (like solar panels for water heating) were recognised by this award.

In the Military Transport Aircraft Division, besides replacing fuels with cleaner ones and using renewable energy for water heating, EADS is controlling energy losses and using hydrofluorocarbons to replace chlorofluorocarbons in cold-chambers and air-conditioning systems. EADS is also eliminating the use of materials containing asbestos and making use of selective waste collection to allow more efficient subsequent treatment, as well as increasing the use of recycled materials.

In Eurocopter, over the past four years, action in relation to the environment has reduced water consumption by almost 5% and energy burn by almost 9% despite an increase in turn over. Over the same period, metal pollution in water waste was virtually halved.

In total, over €30 million is currently being spent by EADS on R&T projects specifically devoted to environmental improvements in products and processes.

There is also, for example, a cooperation between Sogerma and Airbus to anticipate future regulatory constraints over the management of airplanes' end of lives. In addition, environment aspects are included in all R&D projects.

Key Performance Indicators	GRI Ref.	2004
ISO 14001 certification/EMAS registration – List of sites covered by a certificate	–	20
List of sites covered by EU ETS	–	12
Total CO_2 emissions	EN8	~334,000 t
Total CO_2 emissions declared under EU ETS	EN8	200,000 t
Direct energy use segmented by primary source (Electricity, Fuel, Gas)	EN3	~2,900,000 MWh
Volatile Organic Compound Emissions	EN10	~3,000 t
Total Water use	EN5	~4,700,000 m^3
Total Water Discharge volumes	EN12*	~2,700,000 m^3
Total hazardous waste production	EN11	~39,000 t
Total non hazardous waste production	EN11	54,000 t

* reference GRI is in kg/year

Scope: covering 85% of EADS staff, 2004 figures generated on available material, definitions need harmonization between the various countries in which EADS operates.

For the third time this year, Airbus has published an environmental report which is available on its website www.airbus.com.

2.3.4 Human Resources: Employer – Employee Relationship

2.3.4.1 Organisation of Work

As of 31st December 2004, the EADS workforce was composed of 110,662 employees. It has increased by 1.4% as against 2003, mainly at Airbus and in spite of the Space restructuring.

In 2004, 4,952 employees worldwide entered employment with EADS (7,877 in 2003) of which 2,643 were employed by Airbus. At the same time 4,108 employees left EADS (vs. 5,543 in 2003).

In total, 97% of EADS' total workforce is located in Europe on more than 80 industrial sites.

The tables below set out the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA and Astrium) are included in the tables on the same proportionate basis.

Key Performance Indicators	GRI Ref.	31st December 2004	31st December 2003
EADS Employees by Division	LA1		
Airbus		51,959	49,520
Military Transport Aircraft		3,856	3,428
Aeronautics		18,244	18,031*
Defence and Security Systems		24,268	24,844*
Space		11,053	11,991**
HQ and Research Centre		1,282	1,321***
Total EADS		**110,662**	**109,135**

* Military Aircraft Business Unit was moved from Aeronautics to Defence and Security Systems in September 2003.
** In 2003, the consolidation quota for Astrium changed from 75% to 100%, resulting in 2,279 additional employees.
*** Including employees from EADS North America since December 2003.

Key Performance Indicators	GRI Ref.	31st December 2004		31st December 2003	
		Amount	In Percentage	Amount	In Percentage
EADS Employees by Geographic Region	LA1				
France		42,807	38.7	42,858	39.3
Germany		40,325	36.4	41,103	37.7
Spain		8,435	7.6	8,063	7.4
U.K.		14,045	12.7	13,125	12.0
Italy		734	0.7	682	0.6
U.S.		2,166	2.0	2,554	2.3
Rest of the World*		2,110	1.9	750	0.7
Total EADS		**110,662**	**100.0**	**109,135**	**100.0**

* The "Rest of the World" figure includes employees from 12 other countries.

2.3 Corporate Social Responsibility Policies and Operations (continued)

Key Performance Indicators	GRI Ref.	2004
		In percentage
Part time contracts	LA1	
France		3.7
Germany		3.2
Spain		0.02
U.K.		0.82
U.S.		0.0
Rest of the World		1.3
Total EADS		**2.87**

Key Performance Indicators	GRI Ref.	2004
		In percentage of total workforce
Breakdown per employee type	LA1	
permanent employees		98.1
temporary employees		1.9

Key Performance Indicators	GRI Ref.	31st December 2004
Number of employees per age group	LA1	
18-25		6,812
26-35		26,081
36-45		37,544
46-55		34,565
56-65		10,984
Total EADS		**115,986***

* consolidated companies are counted 100%

Key Performance Indicators	GRI Ref.	31st December 2004
Average age of employees	LA1	
France		41.58
Germany		42.14
Spain		42.9
U.K.		41.73
U.S.		42.41
Rest of the World		39.47
Total EADS		**41.89**

Key Performance Indicators	GRI Ref.	2004
Average weekly working time	–	depending on country and hierarchy level, 35 – 40 hours
Total wage bill*	EC5	€7.9 bn
EADS success sharing	–	€200 m

* including employee and salary cost, success and profit sharing, restructuring cost, pensions and other costs.

EADS has developed an innovative HR management, defining a European policy while taking into account national legislation.

2.3.4.2 Human Resources Organisation

The key mission of the HR Group is to ensure that EADS, as an integrated Group, attracts, develops and retains a world class workforce. It also facilitates continuous integration and internationalisation of the Group and builds a common spirit across the Group's organisational and operational structures. The HR department is under the responsibility of Jussi Itävuori, member of the Executive Committee.

The HR Group operates worldwide as the HR Strategic leader and works in close cooperation with the divisions and Business Units which have the operational HR responsibility for most of the employees, except for the Management which is under the HR Group's operational responsibility.

The HR communities work closely together and coordinate and share best practises at functional level. Regular meetings of HR heads are organised at both European and national levels. A global HR database is now available.

At corporate level, four support departments make up the global EADS HR management: Planning and Policy, Compensation and Benefits, Corporate Business Academy ("**CBA**") and Management Development. They are responsible for:

- Managing HR Development for the top 200 key positions;
- Designing policies, guidelines and tools for all group wide HR processes, such as appointments, job rotation, international mobility, compensation and benefits, e-HR, etc.;

- Organising and delivering Executive Education for all Executives and potential future executives through the CBA and coordinating the training activities within the Group for all employees; and
- Improving the sharing of best practises within the EADS HR community.

2.3.4.3 Human Resources Policies

Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors

Policy

- *"EADS considers that protection of the health and safety of employees in the work-place is key and a top priority for the Group.*
- *EADS is committed to maintaining safe and healthy working conditions for its employees. It is EADS Business Units' and subsidiaries' role to implement Health and Safety policies based on evaluation, anticipation and risk management and taking into account all specificities as well as people's needs."*

Organisation

The management of Health and Safety is dealt with at site level accordingly to applicable national regulations.

Caring for EADS Employees and EADS Know How

Policy

- *"Given the specific nature of the facilities of the EADS Group which are used for many activities relating to national defense and sensitive civil markets, the conditions governing access to and movements inside the plants and facilities are specified in ministerial orders and are based on two main principles:*
  - *Access to a plant is subject to prior authorization by the company; and*
  - *Entry into restricted and sensitive areas is regulated in accordance with national and company regulations."*

Organisation and Performance

EADS has set up a security policy to improve the security of its employees and to protect EADS expertise. A Security Committee has been set up which reports to the HR Committee. Security leaders in each country supervise local security officers at Business Unit and plant level and deal with national security authorities and European security organisations.

The network of Security managers is there to ensure information exchange and sharing of best practices. Working groups are created to facilitate constant adaptation of security measures to actual threats. Access to EADS facilities is subject to prior authorization and entry into restricted and sensitive areas is regulated in accordance with national and company regulations.

Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees

Policy

- *"EADS commits to offering equal opportunities for all its employees and to refraining from any discrimination against its employees based on gender, race, religion, nationality, political opinion, sexual orientation, social origins, age and handicap with regard its personnel.*
- *EADS commits to developing access for women to all of its activities and shall ensure fair professional development as well as equal remuneration for men and women employees for skill and work of equivalent value."*

Performance and Best Practices

EADS has always promoted diversity through its existing culture of cross-border collaboration. More than 15 nationalities work within EADS. For example, Airbus signed up in 2004 to a "charter of diversity" and has joined forces with a number of major French companies to fight discrimination on cultural, ethnic or social grounds when hiring employees.

Women at EADS

The percentage of women in 2004 in the Group is about 15%. It slightly increased in all Divisions but Space from 2003.

Key Performance Indicators	GRI Ref.	31st December 2004	31st December 2003
		In Percentage	In Percentage
Women at EADS by Division	LA11		
Airbus		12.4	12.2
Military Transport Aircraft		12.1	11.8
Aeronautics		12.1	11.5
Defence and Security Systems		18.9	18.9
Space		19.4	19.6
HQ and Research Centre		33.2	32.9
Total EADS		**14.8**	**14.9**

As aerospace business did not traditionally attract women, EADS has committed to a long term plan for the promotion of women in aerospace and has set two priorities: (i) at least 20% of its annual recruitment to be women and (ii) active communication within universities and schools - targeting more than 50 educational institutions - to make the aerospace industry a known and more attractive employer for women.

2.3 Corporate Social Responsibility Policies and Operations (continued)

From 1st January 2004, Business Units have been asked every quarter to report on their success in recruiting women. The CBA has also defined training objectives to be consistent with this recruitment target. In 2004, approximately 19% of the Group total recruitments were women.

In 2004, EADS signed partnerships with the French engineering school "Ecole Centrale de Paris" and the Berlin University FEMTEC in Germany. In France, EADS sponsored the Irene Joliot Curie prize. This prize is awarded by the French ministry of Research in recognition of projects, encouraging young women to study science and technology and promoting the status of women in the field of research. This gives EADS an opportunity to publicise its activities. In addition, Philippe Camus signed the "Wake up call from 10 CEOs" to promote the status of women in the field of research (WIR: Women in Industrial Research).

Airbus also agreed on a partnership with the Academy of Toulouse to facilitate contacts between female professionals and students, to provide information to students, teachers, career advisors on technological advances and new skills and to participate in relevant events.

Other initiatives include, in Germany, the organisation of a "girls' day" which is an open day for girls at German EADS locations to allow them to find out more about the engineering profession.

On 24th June 2004, EADS signed an agreement in France with all unions on equality and professional diversity ("*Accord sur l'égalité et la mixité professionnelle*") which has two main objectives: achieving parity and demonstrating that women have attractive career prospects within EADS. This agreement includes measures regarding salaries, career development, and parenthood. EADS shall ensure that career development is solely based on objective criteria, related exclusively to the skills and performance required for a particular position. Furthermore, the agreement includes a number of action points such as the allocation of a credit system for leave to care for a sick child, the automatic revision of basic salary at the end of parental leave as well as the reimbursement of child-minding expenses incurred when attending work-related training courses outside normal working hours. These are but a few of the measures being implemented to ensure that parenthood does not hinder career development. The agreement's implementation in France will be monitored by each EADS company with "equality committees" being established within the works' councils, and also at Group level, using a defined set of common indicators to evaluate results and track progress with an action plan covering the 2004/2006 period. This action plan is to be re-negotiated every 3 years. In March 2005, EADS in France received the "Label Egalité" from the French Ministry of professional equality.

Career Development: Efficient Management of Skills and Know-How

Policy

- *"EADS ensures that working time, including overtime, is regulated so as to support a healthy balance between employees' work and their private life.*
- *EADS strives to develop the skills and know-how of its employees, for their individual benefit as well as for its collective success. The EADS personnel development policy aims at:*
  - *Supporting trainings to enhance performance and high quality of work;*
  - *Encouraging cross-border and cross functional teamwork, in the frame of intra-Group mobility;*
  - *Assessing and recognizing individual technical expertise via a global scheme developed throughout the Group; and*
  - *Associating personnel to the performances of the Group and its subsidiaries through a success sharing scheme."*

Performance and Best Practices

Astrium and Eurocopter have implemented knowledge transfer programs, which seek to ensure knowledge transfer on employees' retirement.

Personnel Development

Personnel development starts at EADS on the first day of recruitment. From then on, several formal or informal *rendez-vous* are organized at Business Unit or at corporate level, for example the Welcome Event. This is held twice a year and 400 newcomers are invited to participate in the event hosted by the CEOs, at which they discover the diversity of EADS. EADS' aim is that its employees understand and fully experience its global dimension from the moment they arrive.

EADS employees are also offered a wide range of further development programmes and mobility opportunities. Mobility at EADS means mobility across functions, Business Units and divisions in its four home countries, France, Germany, Spain and the U.K., as well as appointments in regions such as the U.S. or Asia.

EADS also has specific recruitment programs, such as young professionals in Finance or in Sales & Marketing.

In addition, EADS has developed a specific policy for engineering experts, who are key to EADS maintaining its competitive advantage through R&T developments.

Personal development also includes training. EADS' expenses amount to approximately 4% of its pay roll (over €150 million) in training per year. EADS trains 65,000 employees every year for a total of 1.2 million hours. EADS created the CBA in 2000 as its Corporate University, to develop the current executives and prepare the next generation of executives, as well as optimizing the global investment in training within EADS. CBA was recognised as the most innovative Corporate University in the world by its peers. In 2004, the EADS CBA opened its Center for Executive Education in Bordeaux. This centre is designed to provide facilities to the whole Group for top management meetings, training sessions and executive seminars.

At EADS, training is considered a joint responsibility. Employees are expected to be proactive in their personal development, and line managers must identify training needs.

Management of skills and know-how

Key Performance Indicators	GRI Ref.	2004
Hours of training per year	LA9	1,200,000
Average hours of training/employee	–	11,8
Number of trained people	–	65,000
Training expenses in % of wages	–	~4%

Recruitment and retaining of talent

Key Performance Indicators	GRI Ref.	2004
Breakdown of recruitment per type	LA2	18.8% female
		In years
Average length of service	–	
Airbus		13.6
Military Transport Aircraft		21.52
Aeronautics		14.39
Defence and Security Systems		16.52
Space		14.88
HQ and Research Centre		12.26
Total EADS		14.74
		In percentage
Breakdown of employees per qualification	–	
University (4 years and more)		23.9
University (up to 3 years)		19.1
Higher vocational school		9.5
Vocational school		41.4
General school		6.1

Success Sharing Practices

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each division and for the overall Group. A stock option plan has been established for the senior management of the group (see "Part 1/2.3.3 Options Granted to Employees") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "Part 1/2.3.2 Employee Share Offering").

EADS in France has profit sharing plans (*accords de participation*), set up in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the EBIT (pre-goodwill and exceptionals) of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

Employee Relations: A Proactive Dialogue

Policy

- *"EADS emphasizes its belief that a continuous and high quality social dialogue is key to the Group. In particular, the European Works Council ("**EWC**") facilitates a pro-active and fluid dialogue with employee representatives.*
- *EADS ensures that the representation of personnel is conducted throughout all its Business Units in a constructive atmosphere. This maintains a proper balance between the interests of employees and the economic interests of the Group."*

Performance and Best Practices

On 23rd October 2000, the management and employee representatives from the unions and works council operating within EADS in France, Germany, Spain and U.K. signed an agreement for the establishment of the EWC.

- The EWC meets twice a year for information and consultation on evolution of the business and the prospects of the Group.
- The EWC also comprises an economic committee which meets four times a year and focuses on economic matters.

2.3 Corporate Social Responsibility Policies and Operations (continued)

- European sub-committees have also been set up in various Business Units such as Airbus, Eurocopter, EADS SPACE, etc. and replicate the EADS EWC model.
- National committees in France, Germany, Spain, and the U.K. enable dialogue on national matters, under the subsidiarity principle.

Overview of collective agreements signed with Unions since 2000:

- **EADS Group Agreements** were concluded on the following matters:
  - Establishment of a European Works Council[3].
  - Linking personnel to the business performance of the Group[4].
- **In Germany, Tariff Agreements** were concluded in relation to such matters as holiday pay, Christmas bonus, sick pay, and early retirement, as well as agreements with work council on success sharing, insurance package, company pension, early retirement deferred compensation, suggestion scheme, family and work life balance, disabled people.
- **In France, Group Agreements** were concluded in relation to such matters as employment issues, union's rights and social dialogue, end of career, health cost coverage, French national committee and Unions coordinators, professional equality and diversity.
- **In Spain, a collective bargaining agreement** includes social benefits such as aid to children of employees, collective transport, retirement, life insurance, loans, prize at retirement, canteens, aids to worker association.

2.3.5 Corporate Citizenship

2.3.5.1 Maintaining an Open Dialogue with EADS' Stakeholders Policy

- *"As one of the largest European companies, we are aware of our duties and are willing to develop our contribution to the cultural, educational and social background in the countries where we operate. In particular, EADS aims at reinforcing project partnerships with universities and research centres, through, for example, the EADS Research Foundation.*
- *EADS shall do its best to maintain an open dialogue with its stakeholders and to provide clear answers to requests for clarifications within the limits of its obligations."*

Organisation

EADS' contributions come in different forms; they include sponsorships, donations, or partnerships. Wherever it is located, EADS contributes to a range of activities, conferences or institutions, which address social, educational, cultural or sport issues. In most cases, such activities are initiated by EADS local entities who are also in daily contact with the relevant stakeholders.

However, EADS has implemented donation guidelines (under the responsibility of EADS Corporate Secretary) as well as sponsoring guidelines (under the responsibility of EADS Corporate Communications) which set out criteria for granting sponsoring projects while leaving some independence to the Business Units.

The guidelines also provide certain thresholds above which such activity has to be reported to the Corporate Secretary or Corporate Communications as applicable and approved by the CEOs.

Performance and Best Practices

In 2004, EADS contributed more than €2 million to social, cultural, sport or educational projects.

This figure does not include either local initiatives or the contribution to the global relief effort following the Asian Tsunami.

In 2004, EADS also launched the EADS Corporate Research Foundation in France which aims at strengthening ties between public and private research and education, industrial and technical communities. The Foundation has been allocated €24 million over five years to support research by (i) dedicating funds to multidisciplinary research programmes in Aeronautics and Space; (ii) financing educational grants, scientific awards and conferences; and (iii) investing in other foundations and associations of public benefit. The priority issues on which the Foundation will work include aeronautical sciences with acoustics, aerodynamics and propulsion, sciences and space, focusing on research in Unmanned Aerial Vehicles (**"UAVs"**), navigation, automatism, piloting, nanotechnologies and the study and control of energies of tomorrow.

3 Agreement for the establishment of a European Works Council and its sub Committees for information and consultation of the workforce between EADS NV and its Employees Representatives dated 23rd October 2000.

4 Group Agreement on implementation of a success sharing scheme within EADS-NV Group between Head of EADS NV HR and the EADS NV European Worker Council dated 29th June 2004.

EADS also contributes to humanitarian activities by donating and giving material or providing air transportation capacities when necessary. EADS has a long-term partnership with "Aviation sans Frontières" in Spain, France and Germany, a humanitarian organisation which provides air transport for, in particular, seriously ill children. For example, ATR has signed a partnership contract making the baggage hold in new aircraft, ferried for delivery to a customer, available for freight transport. EADS also encourages its employees to support and take part in this initiative, providing a new meaning and dimension to the EADS aerospace family.

EADS also actively participated in the global relief effort following the Asian Tsunami: an Airbus Beluga mega-transporter went to the disaster area with relief supplies and a Puma transport helicopter on board; several Eurocopter helicopters participated in rescue and recovery operations in Thailand, Indonesia and Malaysia. EADS Defence and Communications Systems supported activities in the region by setting up radio communication equipment to rebuild broken-down communication infrastructure. EADS Defence Electronics is supporting the provision of medical care to the coastal regions of Indonesia with a mobile rescue station. It has been set up in a camp for homeless people and will ensure that general medical treatment and emergency care is at the highest medical and hygienic level. EADS SPACE provided satellite images for disaster analysis in the region. In addition, immediately after the tsunami, EADS and its Business Units donated €1 million in cash to the aid organisations working in the region. Half of this sum was donated by Airbus to the Red Cross. EADS gave the other half to "Wings of Help", a joint initiative of the French and German organisations "Aviation sans Frontières" and "Luftfahrt ohne Grenzen", which aims to finance regular airlifts of aid to the affected regions. In addition, EADS and its Divisions have called on all employees to make personal donations and have committed to at least double the sum of the donations. The total - raised - more than €350,000 - was transferred to the accounts of various relief organisations, including the European initiative "Wings of Help", "Fondation de France" and the Red Cross.

2.3.5.2 Encompassing Community Interests in EADS' Global Strategy

Policy

- *"EADS is proud of selling its products and providing its services to an increasing number of countries, thanks to the trust placed by international customers in its global reputation.*
- *EADS is conscious of its responsibility as a global company in the spreading of sound international business practices that foster the expansion of a balanced and fair globalization benefiting all countries.*
- *EADS encourages industrial cooperation with local industries whenever possible in order to support the development of skills and competencies.*
- *EADS supports local initiatives dedicated to the promotion of corporate social responsibility-oriented projects."*

Organisation

In 2004, the EADS Executive Committee has decided to launch a Global Strategy Initiative with a focus on six key markets for the Group: the U.S., China, Russia, Japan, India and South Korea. The objective is to assess how to enhance the commercial and industrial presence of EADS in those markets, which are considered as key for the growth of the business.

A dedicated project team has been set up to develop this strategy, with members from the Divisions and Business Units most concerned by this initiative as well as from HQ functions, in particular EADS International and Strategic Coordination.

The project is planned to last nine months and will include the drawing-up of a dedicated industrial strategy for each key country as well as a proposal for a body whose role will be to maintain the momentum of the industrial strategy in the future.

As part of the development of that strategy, the possible impacts of business partnerships in certain countries, as well as the local development, should be taken into account.

Performance and Best Practices

EADS will report on the implementation of the EADS' Global Industrial Strategy giving concrete examples.

3.1 General Description of the Company

3.1.1 Corporate Name, Seat and Registered Office

European Aeronautic Defence and Space Company
EADS N.V.

Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands

Seat (*statutaire zetel*): Amsterdam

3.1.2 Legal Form

The Company is a public limited liability company (*naamloze vennootschap*) organized under the laws of The Netherlands.

3.1.3 Governing Law – Dutch Regulations

The Company is governed by the laws of The Netherlands, in particular by Book 2 of the Dutch Civil Code and by its articles of association (the "**Articles of Association**"). The shares of the Company are not listed in The Netherlands.

The Company is subject to various legal provisions of the Dutch Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) (the "**WTE**"). These are summarized below.

Above all, the Company is subject to various disclosure requirements in The Netherlands pursuant to section 5 of the WTE. These requirements comprise, in particular:

(i) Filing of the annual accounts and the statutory auditors' statement with the Registry of the Chamber of Commerce of Amsterdam with a copy to the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) (the "**AFM**");

(ii) Filing of the semi-annual financial statements in the same manner; and

(iii) Publication of all new facts regarding the Company's business which have not been made public in The Netherlands and which, if made public, would be likely to have a significant influence on the price of the shares. Such publication shall be made by way of a press release submitted to the AFM.

Further, pursuant to section 46b of the WTE, the Company and all "Insiders" (as defined below) must, unless an exemption or dispensation applies, notify the AFM of all transactions carried out in respect of securities of the Company listed for trading on a regulated market (or any financial instrument or securities the value of which depends on such securities) if, and only if, these transactions are carried out in or from The Netherlands.

"Insiders" include, in particular, (i) the Board of Directors of the Company, (ii) members of the board of managing directors and board of supervisory directors of its subsidiaries and participations (*deelnemingen*) whose consolidated turnover individually represents more than 10% of the consolidated turnover of the Company and (iii) all persons holding more than 25% of the share capital of the Company and, if such persons are legal entities, the members of such legal entities' board of managing directors and board of supervisory directors. In addition, spouses, first degree family members and persons with whom individual "Insiders" share a common household are subject to this notification requirement.

Failure to comply with the requirements of the WTE is a criminal offence punishable by criminal and administrative penalties in The Netherlands.

Finally, pursuant to section 46b of the WTE, the Company must, unless exemptions apply, notify the AFM of all transactions to which the Company is a party in (i) listed securities of the Company or (ii) securities the price of which depends on the price of these listed securities.

Pursuant to Dutch law, EADS has adopted specific internal insider trading rules (the "**Insider Trading Rules**") in order to ensure the confidentiality of sensitive company information, the transparency of EADS share trading and the compliance of EADS share trading rules with share trading regulations applicable in The Netherlands, France, Germany and Spain (for examples of The Netherlands, German, Spanish and French disclosure requirements applicable to members of the Board of Directors, see "– Disclosure Requirements for Members of the Board of Directors of EADS"). Pursuant to the Insider Trading Rules (i) all employees and directors are prohibited from conducting transactions in EADS shares or stock options if they have insider information, and (ii) certain persons are only allowed to trade in EADS shares or stock options within very limited periods and have specific information obligations to the compliance officer of the Company and the competent financial market authorities with respect to certain transactions. These persons include amongst others (i) Insiders (as defined above) and (ii) certain employees specified by the compliance officer. The updated version of the Insider Trading Rules effective 1st January 2004 is available on the Company's website.

EADS' Chief Financial Officer, Hans Peter Ring, was appointed Compliance Officer by EADS' Board of Directors. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for reporting to the AFM.

In addition, given the fact that its shares are listed on a regulated market in France, Germany and Spain, the Company is subject to laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1 Ongoing Disclosure Obligations

French Regulations

The *Autorité des marchés financiers* (the "**AMF**") issued general regulations effective as from 24th November 2004 (the "**AMF General Regulations**").

A foreign issuer must take all necessary measures to enable shareholders to manage their investments, and to exercise their rights. Pursuant to Articles 211-40 II and 222-9 of the AMF General Regulations:

(i) the Company is required to inform its shareholders of (i) all forthcoming shareholders' meetings and of the various ways for them to exercise their voting rights; (ii) payments of dividends; and (iii) issues of new shares or subscriptions, allocations, renunciations, or conversions of shares;

(ii) the Company is also required to (i) inform the public of any modifications in its shareholder structure compared to the latest published data; (ii) publish any relevant information concerning its activities and results for the first half of its financial year within four months of the end of the first half of the financial year, (iii) publish its annual accounts, and consolidated accounts and the management report, which report (or the most significant extracts thereof) must be translated into French, within six months of the end of the financial year; and (iv) publish as soon as possible all modifications of the rights attached to each category of shares;

(iii) the Company is required to inform the AMF in due time of any contemplated amendments of its Articles of Association; and

(iv) furthermore, the Company is required to provide simultaneously in France the same information as that given abroad.

Like French issuers, the Company may prepare a reference document, the purpose of which is to provide legal and financial information on the issuer (shareholding, activities, management, recent events, possible evolution and other financial information), but no information concerning a particular securities issue. In practice, the Annual Report of the Company may be used as a reference document since it contains the required information.

The reference document must be filed with the AMF and, once filed, is made available to the public.

German Regulations

Due to the listing of the Company's shares in the *amtlicher Markt* (specifically, in the sub-segment of the *amtlicher Markt, Prime Standard*) on the Frankfurt Stock Exchange, the Company is subject to the post-listing obligations described below. In addition to the listing in *amtlicher Markt* (*Prime Standard*), the Company is included in the selection index MDAX, the MidCap index of *Deutsche Börse AG*.

Pursuant to § 65 of the German Stock Exchange Admissions Regulation (*Börsenzulassungs-Verordnung*), the Company is required to promptly make available its statement of annual accounts and its management report as soon as these have been produced, insofar as these are not published nationally. If the Company produces its own statement of annual accounts in addition to a consolidated one, both types must be made available. According to § 62 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange, the listing in the *Prime Standard* of the *amtlicher Markt* results in the further obligation of the Company to compile and publish consolidated annual accounts in accordance with the International Financial Reporting Standards (IFRS) or the U.S.-Generally Accepted Accounting Principles (U.S. GAAP) in the German and English languages.

In addition, the Company is required to publish an interim report pursuant to § 40 of the German Stock Exchange Act (*Börsengesetz*). The interim report must be published within a period of two months after the end of the first six-month period of the Company's current fiscal year, in at least one German supra-regional mandatory stock exchange newspaper (*überregionales Börsenpflichblatt*), the Federal Gazette (*Bundesanzeiger*) or as a printed newsletter that is available to the public free of charge upon request. The report must also be given to the stock exchange admissions authorities of those exchanges where the shares are officially listed.

Pursuant to § 63 of the Exchange Rules of the Frankfurt Stock Exchange, the Company, being part of the *amtlicher Markt* (*Prime Standard*), is required to publish quarterly reports in the German and English language according to the same international accounting principles as the annual accounts.

3.1 General Description of the Company (continued)

Pursuant to § 63 *et seq.* of the German Stock Exchange Admissions Regulation, the Company is required to inform the public and the stock exchange admissions authorities of certain developments or changes that affect the Company or its shares.

The Company is also obliged to inform the stock exchange admissions authorities about all material events arising from or affecting its legal situation. For that reason, all announcements concerning events that may be of interest to shareholders, such as the shareholders' meeting, announcements concerning determinations and payments of dividends, the issuance of new shares and the exercise of conversion, warrant and subscription rights, must be published in an official stock exchange newsletter. The Company is, furthermore, required to publish without delay all changes concerning rights that are connected with securities.

If the Company provides information to the stock exchanges in France and Spain and if such information could be relevant for the assessment of securities of the Company, then the Company has to publish at least equivalent information at the Frankfurt Stock Exchange in at least one German supra-regional mandatory stock exchange newspaper.

In addition, the Company is required as a result of its listing in the *amtlicher Markt* (*Prime Standard*), to prepare a continuous update of a corporate action timetable at the beginning of each fiscal year, for at least the respective fiscal year, in the German and English languages. This timetable must include details about the most important events of the Company. The Company is also required to hold a meeting of analysts at least once a year in addition to the press conference regarding the balance sheet.

Save for certain exemptions, the Company has to apply for admission of shares issued at a later date to the *amtlicher Markt* of the Frankfurt Stock Exchange, see § 69 of the German Stock Exchange Admissions Regulation.

Spanish Regulations

Pursuant to the Ministerial Order of 18th January 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each 30th June and 31st December, no later than the following 1st September and 1st March respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information, the Board of Directors must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature has been obtained from the CNMV.

According to the financial law 44/2002, of 25th November 2002, on Measures Reforming the Financial System (*Ley 44/2002, de 25 de noviembre, sobre Medidas de Reforma del Sistema Financiero*) (the "**Financial Law**"), together with the half-yearly information referred to in the above paragraph, the Company must provide quantified information as to every transaction carried out with any related party.

3.1.3.2 Disclosure of Specific Information

French Regulations

Pursuant to Article 222-3 I of the AMF General Regulations, any inside information must be disclosed to the public. Pursuant to Article 621-1 of the AMF General Regulations, inside information means precise information that has not been publicly disclosed and that concerns, directly or indirectly, one or more issuers or financial instruments, and that, if publicly disclosed, would be susceptible to having a noticeable influence on the price of the financial instruments themselves or on the price of financial instruments linked therewith.

Pursuant to Article 222-11 of the AMF General Regulations, the AMF may request that the Company or any third party disclose any information relevant in respect of the investors' protection and of the functioning of the market. If such requests are not satisfied, the AMF may itself disclose such information.

Pursuant to Articles 222-3 to 222-7 of the AMF General Regulations, the party responsible for the disclosure of inside information may decide, under its own responsibility, to defer its disclosure if (i) it is able to ensure confidentiality of such information; and (ii) it considers that (a) should the party be the Company, confidentiality is necessary to preserve its legitimate interests, provided that such deferral does not run the risk of misleading the public and that the Company monitors access to such information; or (b) should the party be the Company or a third party, confidentiality is temporarily necessary to achieve completion of a transaction.

German Regulations

Pursuant to § 15 of the German Securities Trading Act (*Wertpapierhandelsgesetz*), the Company is required to publish, without undue delay, any inside information which directly concerns the Company, in particular but not limited to information within the Company's sphere of activity, and which has the potential to materially influence the Company's share price (ad-hoc disclosure requirement).

Prior to publication, the Company must disclose such information to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) as well as to the board of directors of the organised markets on which the Company's shares are admitted to trading.

Due to the listing in *amtlicher Markt* (*Prime Standard*), the Company is also required to publish this information in the English language (§ 66 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange).

In accordance with the implementation into German law of the European Parliament and Council Directive 2003/6/EC dated 28th January 2003 on insider dealing and market manipulation (*Market Abuse Directive*), the Company is obliged to decide whether it is exempt from the ad-hoc disclosure requirement in cases where its legitimate interests would require a postponement of the disclosure.

The Company and any person acting for or on behalf of the Company are also subject to the ad-hoc disclosure requirement if they have communicated inside information to another person or allowed another person access to inside information, unless that other person is subject to a legal duty of confidentiality.

Pursuant to § 15b of the German Securities Trading Act the Company must establish and maintain a list with all persons who have access to inside information.

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act 24/1988 of 28th July 1988, (*Ley 24/1988, de 28 de julio, del Mercado de Valores*, as amended by Ley 37/1998, de 16 noviembre), as amended by the Financial Law, the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Pursuant to the Financial Law, any such relevant event must be notified to the CNMV as quickly and as efficiently as possible, always prior to its communication to third parties or other means of publication and, in any event, as soon as the relevant fact is known, the relevant decision has been made or, the relevant agreement has been executed, as the case may be. Wherever possible, the relevant event should be notified to the CNMV after the close of the markets on the day of notification so as to avoid impacting on the quotation of the Company's shares in the corresponding trading session. Furthermore, pursuant to the Financial Law, the Company must post details of any relevant event on its website. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information, which may affect its legitimate interests.

Pursuant to Spanish Law 26/2003 of 17th July 2003, on transparency of listed companies (*Ley 26/2003 de 17 de Julio de refuerzo de la transparencia de las sociedades anónimas cotizadas*, "**Spanish Transparency Law**") which amends, amongst others, the Spanish Securities Act and order 3722/2003 of 26th December 2003 of the Ministry of Economy (the "**Ministerial Order**") which develops the provisions of the Spanish Transparency Law, the Company is required:

(i) To have rules of the Board of Directors which must be filed with the CNMV and published on the Company's website;

(ii) To file with the CNMV a description of the relevant Dutch law provisions and provisions in the Articles of Association governing the conduct of shareholders' meetings and post such description on its website;

(iii) To have a website which must contain as a minimum the information specified in the Spanish Transparency Law, the Ministerial Order and the Circular 1/2004 of 17th March 2004 of the CNMV;

(iv) To file a corporate governance report with the CNMV on an annual basis (the "**Annual Corporate Governance Report**") which must contain the information specified in the Ministerial Order and the Circular 1/2004 of 17th March 2004 of the CNMV; and

(v) In respect of the provisions of the Participation Agreement which relate to the exercise of voting rights at shareholders' meetings or restrictions or conditions on the free transferability of shares, to (i) file by July 2006 (or earlier in the case of a takeover bid or if a new agreement is entered into) such provisions with the CNMV who will then publish the provisions as a relevant event, (ii) post the provisions on the Company's website, unless the CNMV exempts the Company from doing so, and (iii) set out details of the provisions in the Annual Corporate Governance Report.

3.1 General Description of the Company (continued)

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on 29th December 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defence, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam (*Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam*) under number 24288945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30th May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de Commerce* of Paris. It is also available at the Head office of EADS in France (37, boulevard de Montmorency, 75016 Paris, France, Tel: 00.33.1.42.24.24.24). In the event of amendments being made to the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de Commerce* of Paris and made available at the Head office of EADS in France.

In Germany, the Articles of Association are available at the Head office of EADS in Germany (81663 Munich, Germany, Tel: 00.49.89.60.70).

In Spain, the Articles of Association are available at the CNMV and at the Head office of EADS in Spain (Avda. Aragón 404, 28022 Madrid, Spain, Tel: 00.34.91.585.70.00).

3.1.8 Financial Year

The financial year of the Company starts on 1st January and ends on 31st December of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1 Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the shareholders' meeting.

The shareholders' meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders' meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest 14 days after their announcement.

3.1.9.2 Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1 Calling of Meetings

Shareholders' meetings are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one of The Netherlands' national daily newspapers, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least 15 days before the day of the meeting, not counting the day on which notice was given, and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual shareholders' meeting of the Company is held within six months of the end of the financial year.

Shareholders' meetings are held in Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport). The Board of Directors may decide that shareholders' meetings may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual shareholders' meeting at least two months before the meeting. Requests made by one or more shareholders collectively representing at least 1% of the issued share capital (or shares having an aggregate market value of €50 million), to put items on the agenda for the annual shareholders' meeting, must be effected by the Board of Directors, if such requests to the Board of Directors have been made at least six (6) weeks prior to the date scheduled for the meeting except if, in the opinion of the Board of Directors, important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2 Right to Attend Meetings

Each holder of one or more shares may attend shareholders' meetings, either in person or by written proxy, to speak and to vote according to the Articles of Association. See "- Conditions of Exercise of Right to Vote".

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognized as authorized to exercise the rights to attend, speak and vote at the shareholders' meetings, who at the point in time mentioned in the convening notice are authorized to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorized to exercise those rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see "- Calling of Meetings") in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the shareholders' meeting and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day, prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through Euroclear France S.A. In this case the shares are registered in the name of Euroclear France S.A.

Shareholders holding their EADS shares through Euroclear France S.A. who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from Euroclear France S.A. in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through Euroclear France S.A.) in the register of the Company. However, only shares registered in the name of Euroclear France S.A. may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to Euroclear France S.A. or to any other person designated for this purpose, as specified by the Company in the convening notice.

3.1.10.3 Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting to be held. Dutch law requires a special majority for the passing of certain resolutions: *inter alia*, capital reduction, exclusion of preemption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two-thirds of the votes cast if 50% of the share capital with voting rights is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve

3.1 General Description of the Company (continued)

the Company shall only be capable of being adopted with a majority of at least two-thirds of the valid votes cast at a shareholders' meeting, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at shareholders' meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at shareholders' meetings.

3.1.10.4 Conditions of Exercise of Right to Vote

In all shareholders' meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

3.1.11 Disclosure of Holdings

Any person, acting alone or in concert (as defined in the Netherlands Act on reporting of shareholdings, *Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996* (the "**WMZ**")), acquiring or disposing of, directly or indirectly, an interest in the share capital or voting rights of the Company resulting in such person, after such acquisition or disposal, being in a different range of thresholds in terms of capital or voting rights than that in which he was prior to such acquisition or disposal is required by the WMZ to promptly notify the Company and the AFM of such interests. The same notification requirements apply in relation to acquiring or disposing of actual or contingent rights to obtain shares or voting rights. The applicable ranges of relevant interests pursuant to the WMZ are as follows: 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66⅔%; 66⅔% and over. The AFM publishes all disclosures made to it in newspapers with a nationwide circulation in each of the Member States of the European Economic Area where the shares are admitted for listing on a regulated stock exchange. In addition, the Articles of Association require notification to the Company in the event of an acquisition or disposal of an interest resulting, for any person acting alone or in concert, in a change of range from or to the ranges 25% to 33⅓% and 33⅓% to 50%.

Furthermore, pursuant to the WTE, an additional disclosure requirement applies for certain categories of persons. This disclosure requirement applies to, among others, shareholders with a direct or indirect interest of 25% or more in the share capital of a listed company and their spouses, ascendants and descendants in direct line and other persons with whom the shareholders share a common household. These shareholders are required to notify the AFM of all transactions in securities pertaining to the company in which they hold an interest of 25% or more. If the shareholder with an interest of 25% or more is a company, this obligation extends to its directors.

According to § 26 of the German Securities Trading Act (*Wertpapierhandelsgesetz*), the Company has to publish in a German supra-regional mandatory stock exchange newspaper, if the percentage of voting rights held by a shareholder of the Company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% of the voting rights.

3.1 General Description of the Company (continued)

Disclosure Requirements for Members of the Board of Directors
The members of the Board of Directors must report to the AFM their shareholdings in EADS, whether or not such shareholdings reach specified thresholds. Each member of the Board of Directors must report the number of shares and voting rights held by him or an entity controlled by him and not only the percentage of shares and voting rights.[5]

EADS must report any resignation or termination of appointment of members of its Board of Directors to the AFM immediately. All reports are incorporated by the AFM into a public register that is accessible on the AFM website and can be consulted by any interested person.

The Company has to inform the AMF, the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above-mentioned thresholds that it receives.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert (as defined in the WMZ) more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the AMF with the information received in this context.

The AMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV will publish all such notifications received.

Failure to comply with the legal obligation to notify a change in range of thresholds under the WMZ is a criminal offence punishable by criminal and administrative penalties as well as civil law penalties, including the suspension of voting rights.

According to § 15a of the German Securities Trading Act, Directors of the Company or related persons must disclose transactions conducted for their own account involving shares of the Company or financial instruments that relate to those shares, especially derivatives. These persons have to notify the Company and the German Federal Financial Supervisory Authority of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year. The Company is required to publish the notification without undue delay on the Company's website or in a German supra-regional mandatory stock exchange newspaper. This requirement also applies in connection with employee profit sharing and incentive plans and other kinds of stock option plans granted by the Company.

Pursuant to the Spanish Transparency Law, the Directors of the Company must not carry out transactions or suggest that transactions be carried out involving the shares of the Company or related companies on which they possess, due to their position, privileged or confidential information, if this information has not been made public. In addition, when a director, either by himself or through an intermediary, acquires or transfers shares or share options in the Company, he must inform the Company, the markets on which its shares are traded and the CNMV, which incorporates such information to its registries, which are of public access. In addition, the Company must update the information contained in its website related to holding of shares by directors. Likewise, pursuant to EC Directive 2003/6 and EC Directive 2004/72, EADS must report to the CNMV or any other Spanish competent authority any transaction carried out by members of the Board of Directors, members of the Executive Committee and any person closely associated with them on both listed shares of EADS and derivative instruments linked to them (a Royal Decree implementing such Directives in Spain is expected to be enacted during 2005).

Pursuant to Article 222-14 of the AMF General Regulations, the Company must report to the AMF, within a period of five (5) trading days, any transactions in securities of the Company carried out by members of the Board of Directors, members of the Executive Committee and any person closely associated with them, unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year. The Company must also disclose the information to the public by way of release within such period.

5 In this context, the term "shares" also includes for example depositary receipts for shares and rights resulting from an agreement to acquire shares or depositary receipts for shares, specifically call options, warrants, and convertible bonds.

3.1 General Description of the Company (continued)

3.1.12 Mandatory Tender Offers

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33⅓% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33⅓% or failing such notification, within a period of 15 days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33⅓% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of 14 days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorized to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend shareholders' meetings of the Company as a shareholder, to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before 31st December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33⅓% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (See "3.3.2 Relationships with Principal Shareholders") (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) from the obligation to make the mandatory offer in the event of a transfer of shares between themselves; or

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires, directly or indirectly, certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in article 1 of the Royal Decree 1197/1991, of 26th July, regarding Takeover Bids, amended by Royal Decree 432/2003, of 11th April, provide that said investor will have to offer to acquire the following percentages: the offer must be (i) for at least 10% if the investor acquires 25% of the shares, or other securities (such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/3 and less than 1/2 plus one of the total directors of the target company, or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, and (ii) for 100% in the event that the investor reaches or exceeds the threshold of 50% or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/2 of the total directors of the target company. Given the different thresholds set forth in article 1 of the Royal Decree 1197/1991 and in Article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with other shareholders) directly or indirectly a number of shares or voting rights exceeding 33⅓% of the share capital of EADS, as described above), *Sociedad Estatal de Participaciones Industriales* ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a Dutch company listed in three different countries (Spain, France and Germany), the Articles of Association of which duly provide that a tender offer must be launched whenever control of 33⅓% of the share capital is taken, has, on behalf of EADS, consulted on this issue with the CNMV, which has confirmed in writing that "the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991" and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated 19th June 2000 that the Royal Decree 1197/91 dated 26th July 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreements, provided such transfers are made within the framework of the shareholders agreements and that such agreements remain in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the shareholders' meeting as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares pro rata to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a Group company. For the contractual position as to pre-emption rights, see "3.3.2 Relationships with Principal Shareholders".

The shareholders' meeting has the power to issue shares. The shareholders' meeting may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders' meeting also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude preemption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the shareholders' meeting in the case where less than half of the capital issued is present or represented at said meeting.

A resolution will be submitted to the annual shareholders' meeting of EADS called for 11th May 2005 in order to authorize the Board of Directors to issue shares representing up to 1% of the Company's authorized share capital from time to time, to grant rights to subscribe for shares for a period up to and including the date of the annual shareholders' meeting to be held in 2006 and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the shares issuances. Further resolutions will also be submitted to such shareholders' meeting to authorize the Board of Directors to limit or exclude the preferential subscription rights for the period up to and including the date of the annual shareholders' meeting to be held in 2006 and to approve stock option plans and employee share ownership plans which may include the granting of rights to subscribe for shares, which can be exercised at such time as may be specified in such plans.

The shareholders' meeting may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting.

3.2.2 Issued Share Capital

At the date of this document the Company's issued share capital is €809,706,931 comprising 809,706,931 shares of a nominal value of €1.0 each.

3.2.3 Authorized Share Capital

At the date of this document the authorized share capital of the Company is €3 billion comprising 3,000,000,000 shares of €1.0 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (See "Part 1/2.3.3 Options Granted to Employees"), there are no securities that give access, immediately or over time, to the share capital of EADS.

The table below shows the total potential dilution which would occur if all the stock options issued as at 31st December 2004 were exercised:

EADS' potential share capital	Number of shares	Dilution percentage in capital	Number of voting rights	Dilution percentage in voting rights
Total number of EADS shares issued as of the date of this document:	809,706,931	95.96%	803,312,117	95.93%
Total number of EADS shares which may be issued following exercise of stock options:	34,092,141	4.04%	34,092,141*	4.07%
Total potential EADS share capital	843,799,072	**100%**	837,404,258	**100%**

* The potential dilutive effect on capital and voting rights of the exercise of these stock options may be limited as a result of the Company's share purchase programmes and in the case of subsequent cancellation of repurchased shares. See "3.3.7 Purchase by the Company of its Own Shares – Dutch Law".

3.2 General Description of the Share Capital (continued)

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued/cancelled	Premium*	Total number of issued shares after transaction	Total issued capital after transaction
29th December 1998	Incorporation	NLG 1,000	100	–	100	NLG 100,000
3rd April 2000	Conversion into €	€1	50,000	–	50,000	€50,000
8th July 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	€1	715,003,828	€1,511,477,044	715,053,828	€715,053,828
13th July 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	€1	80,334,580	€1,365,687,860	795,388,408	€795,388,408
21st September 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	€1	11,769,259	€168,300,403	807,157,667	€807,157,667
5th December 2001	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB** on 13th October 2001 under number 01-1209)	€1	2,017,894	€19,573,571.80	809,175,561	€809,175,561
4th December 2002	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 11th October 2002 under number 02-1081)	€1	2,022,939	€14,470,149.33	811,198,500	€811,198,500
5th December 2003	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836)	€1	1,686,682	€19,363,109.36	812,885,182	€812,885,182
20th July 2004	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 6th May 2004	€1	5,686,682	–	807,198,500	€807,198,500
From 2004 to the date of the present document	Issue of shares following exercise of options granted to employees***	€1	490,609	€8,325,803.64	807,689,109	€807,689,109
3rd December 2004	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755)	€1	2,017,822	€34,302,974	809,706,931	€809,706,931

* The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of €55,849,772.

** Former name of the *Autorité des marchés financiers* (the "**AMF**").

*** For information on stock options plans under which these options were granted to EADS employees, see "Part 1/2.3.3 Options Granted to Employees".

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term "Completion" relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term "Indirect EADS Shares" relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and *Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights as well as Lagardère SCA ("**Lagardère**") and *Société de Gestion de Participations Aéronautiques* ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As of the date of this document, 30.19% of the EADS shares are held by Dasa AG, which is a wholly owned subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.85% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares (*société en commandite par actions*) whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* wholly owned by Lagardère), owns 30.19% of the EADS shares. Thus, 60.38% of the share capital of EADS is held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, holds 5.52% of the share capital of EADS. The public (including EADS employees) and the Company hold, respectively, 33.25% and 0.79% of the share capital of EADS. The *République Française* (the "**French State**") holds directly 0.06% of such share capital, such shareholding being subject to certain specific provisions.

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. Thus, DaimlerChrysler does not hold directly any EADS shares at the date of this document.

3.3 Shareholdings and Voting Rights (continued)

The diagram below shows the current ownership structure of EADS (% of capital (voting rights)) before exercise of outstanding stock options granted for the subscription of EADS shares. See "Part 1/2.3.3 Options Granted to Employees".

Shareholdings and Voting Rights



French State
SOGEPA
Lagardère
Spanish State
DaimlerChrysler
100 %
100 %
****
93.85 %
50 %
100 %
50 %
(managed by SOGEADE Gérance)
30.19 % (30.43 %)
5.52 % (5.56 %)
30.19 % (30.43 %)
(managed by EADS Participations B.V.)
65.90 % (66.42 %)*
0.06 %** (0.06 %)***
33.25 % (33.52 %)
0.79 % (–)*****

* EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE, DaimlerChrysler and SEPI who retain title to their respective shares.

** The French State exercises the voting rights attaching to these EADS shares (such shares being placed with the *Caisse des dépôts et consignations*) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

*** Shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

**** DCLHRH is 93.85% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.

***** As of the date of this document, the Company holds, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital 6,394,814 of its own shares. The EADS shares owned by the Company itself do not carry voting rights.

For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, see "Part 1/2.2.1 Compensation Granted to Directors and Principal Executive Officers".

Approximately 3.13% of the capital and 3.15% of the voting rights are held by EADS employees.

3.3 Shareholdings and Voting Rights (continued)

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability (*besloten vennootschap met beperkte aansprakelijkheid*) and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance (*gérant commandité of SOGEADE*);
- restrictions on the transfer of EADS shares and SOGEADE shares;
- pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;
- defences against hostile third parties;
- consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;
- a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;
- specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS' ballistic missiles activity; and
- certain limitations on the extent of the French State's ownership of EADS.

Further details on the agreements among the principal shareholders of EADS are set out below.

Organisation of EADS Participations B.V.

The board of directors of EADS Participations B.V. has an equal number of directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated directors). DaimlerChrysler and SOGEADE each nominate four directors, unless otherwise agreed, and each nominates from among its nominated directors a chairman and a chief executive officer. In addition, although from 8th July 2003, SEPI no longer has a right to nominate a director, based upon the proposal of DaimlerChrysler and SOGEADE, the board of directors of EADS Participations B.V. decided to propose to the shareholders' meeting of EADS Participations B.V. to be held on 11th May 2005 to appoint an additional Spanish director bringing the total number of directors to nine.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s board of directors shall require the vote in favour of at least six directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE.

Transfer of EADS Shares

During the period commencing at Completion and ending on 1st July 2003 (the "**Standstill Period**"), there were restrictions on DaimlerChrysler's, SOGEADE's, SEPI's, Lagardère's, SOGEPA's and the French State's ability to transfer EADS shares.

Following the expiration of the Standstill Period, as of 1st July 2003, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA has the right to sell its EADS shares on the market, subject to the following conditions:

- if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell its Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;

- any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favour of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;
- each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of its Indirect EADS Shares; and
- the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

Following the expiration of the Standstill Period, as of 1st July 2003, the parties to the Participation Agreement may accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"), subject to provisions requiring, *inter alia,* the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption rights in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

Any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, is subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler has in turn a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by each of them as against the total number of EADS shares) is 5% or less, in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "**Change of Control**") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

3.3 Shareholdings and Voting Rights (continued)

Change of Control

The Participation Agreement provides, *inter alia,* that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elects then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on *bona fide* arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the Group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on 14th October 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;

in each case disregarding (i) those EADS shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999 and which will have to be sold on the market; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and/or Lagardère Groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the SOGEADE Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the SOGEADE Shareholders' Agreement.

SOGEADE

SOGEADE is a French partnership limited by shares (*société en commandite par actions*) the share capital of which is split between SOGEPA (50%) and Désirade, a French *société par actions simplifiée* (50%). The share capital of Désirade is itself wholly owned by Lagardère. Lagardère hence owns indirectly 50% of SOGEADE.

The general partner (*associé commandité*) of SOGEADE, SOGEADE Gérance, is a French *société par actions simplifiée* which is the manager of SOGEADE.

SOGEADE Gérance's board of directors consists of eight directors, four of them nominated by Lagardère and four by SOGEPA. Decisions of SOGEADE Gérance's board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds €500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than €500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde. The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "– Specific Rights and Undertakings of the French State").

When a vote of SOGEADE Gérance's board on such matters does not reach the qualified majority of six directors by reason of any of the SOGEPA-nominated directors casting a negative vote, the SOGEADE-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the French State as the owner of SOGEPA can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long as the SOGEADE Shareholders' Agreement remains in existence.

The shareholding structure of SOGEADE shall reflect at all times the indirect interests of all the shareholders of SOGEADE in EADS.

In certain circumstances, in particular in the event of a change of control of Lagardère, Lagardère shall grant a call option over its SOGEADE shares to any non-public third party designated by SOGEPA and approved by DaimlerChrysler. This option may be exercised during the term of the SOGEADE Shareholders' Agreement on the basis of the market price for the EADS shares.

The SOGEADE Shareholders' Agreement shall terminate if Lagardère or SOGEPA ceases to hold at least 20% of the capital of SOGEADE, except that: (a) the provisions relating to the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as SOGEPA holds at least one SOGEADE share, it will remain entitled to nominate a SOGEADE Gérance Director whose approval will be required in respect of any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the SOGEADE Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by DaimlerChrysler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14th April 1999 relating to Aerospatiale Matra and having regard to their respective shareholdings in SOGEADE at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, SOGEADE grants a put option to DaimlerChrysler over its EADS shares which shall be exercisable by DaimlerChrysler, (i) in the event of a deadlock arising from the exercise by SOGEPA of its rights relating to certain strategic decisions (listed above under the description of SOGEADE) other than those relating to the ballistic missiles activity or (ii) during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of DaimlerChrysler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that DaimlerChrysler exercises the put option granted to it by SOGEADE, SOGEADE will acquire the EADS shares from DaimlerChrysler. However, Lagardère has the right to require SOGEPA to substitute itself for SOGEADE in relation to the acquisition of DaimlerChrysler's EADS shares following the exercise by DaimlerChrysler of the put option. Such substitution right has been accepted by DaimlerChrysler. In the event that Lagardère does not exercise such substitution right, Lagardère would have to provide its pro rata part of the financing necessary for such acquisition. SOGEPA undertakes to provide its pro rata part of the financing corresponding to its rights in SOGEADE. Should Lagardère decide not to take part in the financing, (a) SOGEPA undertakes to substitute itself for SOGEADE to buy the shares sold by DaimlerChrysler as a result of the exercise of its put option and SOGEPA or Lagardère may request the liquidation of SOGEADE and EADS Participations B.V. and the termination of the SOGEADE Shareholders' Agreement (notwithstanding the termination provisions of the SOGEADE Shareholders' Agreement described under the paragraph "SOGEADE" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, SOGEADE, DaimlerChrysler and SEPI granted a pledge over their respective Indirect EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS – Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed to it by Aerospatiale Matra, Dasa AG and SEPI for a period of seven years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and SOGEPA (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after seven years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, SOGEPA and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the shareholders' meeting.

DADC

EADS holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 93.58% by DADC and as to 6.42% by the Dornier family. In shareholders' meetings, DADC is entitled to more than 89.9% and the Dornier family to less than 10.1% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the company, alterations of the articles of association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with DaimlerChrysler, which is assumed to be the case if DaimlerChrysler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the DaimlerChrysler Group (including associated enterprises) subject to certain exceptions including the transfer to other DaimlerChrysler Group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH (depending on the nature of the shares) of 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. DaimlerChrysler has guaranteed the payment of the minimum dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On 30th November 1988 DaimlerChrysler and the Dornier family entered into a separate agreement to strengthen the rights of DaimlerChrysler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for DaimlerChrysler shares or (iii) in exchange for shares in a company in which, or under which, DaimlerChrysler concentrates its aerospace activities by DaimlerChrysler or another company associated with DaimlerChrysler and nominated by DaimlerChrysler. On 29th March 2000 DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which DaimlerChrysler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. DaimlerChrysler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

On 29th December 2004, Silvius Dornier and DaimlerChrysler entered into an agreement to transfer all of the remaining shares of Silvius Dornier in Dornier GmbH (3.58%) to DaimlerChrysler or another company of the DaimlerChrysler Group nominated by DaimlerChrysler and to settle all of the rights and potential claims of Silvius Dornier resulting from or in connection with his shareholding in Dornier GmbH. The other family shareholders had a three months' right of first refusal to acquire these shares so that their legal transfer will become effective in the first half-year 2005 which expired on 17th April and was not exercised so that the sale of Silvius Dornier's shares has become effective. According to the above mentioned agreement between DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG ("*Handhabungsvereinbarung*"), DADC has irrevocably offered to DaimlerChrysler to buy these shares at market value upon effectiveness of their sale to DaimlerChrysler which offer is expected to be accepted by DaimlerChrysler and the deal being brought to closure in the second quarter of 2005.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère Group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler Group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa Group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère Group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the Group or any member of the Dasa AG Group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders' register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company Since its Incorporation

The Company was founded with an authorized share capital of 500,000 Netherlands Guilders (NLG) divided into 500 shares each having a nominal value of 1,000 NLG, of which 100 were issued to Aerospatiale Matra on 29th December 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on 28th December 1999.

The changes in the shareholding of the Company since its initial public offering and listing are set forth below (for a description of the changes in the issued share capital of the Company since its incorporation, see "3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company").

Since July 2000, 4,293,746 EADS shares (representing 0.53% of the share capital of EADS as of the date of this document) have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

3.3 Shareholdings and Voting Rights (continued)

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares representing 0.92% and 2.06% of the share capital of EADS as of the date of this document) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra, see "– Relationships with Principal Shareholders - Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. On 20th July 2004, the Company cancelled 5,686,682 of its own shares. Finally, during 2004 and until the date of this document, the Company issued 490,609 shares following the exercise of options granted to Group employees within the framework of stock option plans granted to them in 2000, 2002 and 2003 (see "Part 1/2.3.3 Options Granted to Employees").

Since the date of filing with the AMF of the *Document de Référence* of the Company for the financial year 2003 (1st April 2004), the Company has not received any threshold notification. To the knowledge of the Company, none of the shareholders of the Company, other than as disclosed in the chart below, hold more than 5% of the share capital or voting rights of the Company.

The Division of the issued shares and voting rights of the Company before exercise of outstanding stock options granted for the subscription of EADS shares (see "Part 1/2.3.3 Options Granted to Employees") in respect of the past three years is indicated in the table below:

	Position as at 19th April 2005			Position as at 1st April 2004			Position as at 2nd April 2003		
Shareholders	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Dasa AG	244,447,704	30.19%	30.43%	244,447,704	30.07%	30.52%	244,447,704	30.13%	30.52%
SOGEADE	244,447,704	30.19%	30.43%	244,447,704	30.07%	30.52%	244,447,704	30.13%	30.52%
SEPI	44,690,871	5.52%	5.56%	44,690,871	5.50%	5.58%	44,690,871	5.51%	5.58%
Sub-total Contractual Partnership	*533,586,279*	*65.90%*	*66.42%*	*533,586,279*	*65.64%*	*66.62%*	*533,586,279*	*65.77%*	*66.62%*
Dasa AG	–	–	–	22,227,478	2.73%	2.78%	22,227,478	2.74%	2.77%
French State	502,746*	0.06%	0.06%	502,746	0.06%	0.06%	502,746	0.06%	0.06%
Public	269,223,092**	33.25%	33.52%	244,640,745	30.10%	30.54%	244,640,745	30.16%	30.55%
Own share buy-back***	6,394,814	0.79%	–	11,927,934	1.47%	–	10,241,252	1.27%	–
Total	809,706,931	100.00%	100.00%	812,885,182	100.00%	100.00%	811,198,500	100.00%	100.00%

* Shares held by the French State following the distribution without payment of consideration of 4,293,746 shares to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

** Including EADS employees. As of the date of this document, EADS employees hold approximately 3.13% of the share capital and 3.15% of the voting rights.

*** The EADS shares owned by the Company itself do not carry voting rights.

To the knowledge of the Company, except as disclosed previously in "Relationships with Principal Shareholders", there are no pledges over the shares of the Company.

The Company requested a disclosure of the identity of the beneficial holders of its shares held by identifiable holders ("*Titres au porteur identifiables*") holding more than 10,000 shares each. The study, which was completed on 31st December 2004, resulted in the identification of 1,718 shareholders holding a total of 220,913,277 EADS shares (including 4,242,818 shares held by Iberclear on behalf of the Spanish markets and 20,843,199 shares held by Clearstream on behalf of the German market).

The current shareholding structure of the Company is as shown in the diagram in "3.3.1 Shareholding Structure".

3.3 Shareholdings and Voting Rights (continued)

3.3.5 Persons Exercising Control over the Company

See "3.3.1 Shareholding Structure" and "3.3.2 Relationships with Principal Shareholders".

3.3.6 Simplified Group Structure Chart

The following chart shows the main Business Units of EADS.

European Aeronautic Defence and Space Company EADS N.V. (EADS)



Airbus
Military Transport Aircraft
Aeronautics
ATR
EADS EFW
Defence and Security Systems
EADS Services
MBDA
Space

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1 Dutch Law

The Company may acquire its own shares, subject to certain provisions of the law of The Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of The Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorized the Board of Directors to effect such repurchases. Such authorisation may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The annual shareholders' meeting of EADS held on 6th May 2004 authorized the Board of Directors, in a resolution that renewed the previous authorisation given by the annual shareholders' meeting of EADS held on 6th May 2003, for a period of 18 months from the date of such meeting, to repurchase shares of the Company within the limit of 5% of the Company's issued share capital, on the stock exchange or otherwise in return for payment, at a price between the nominal value of the shares (€1.0) and an amount equal to 110% of the price at which the relevant shares were quoted on any stock exchange at close of business on the trading day before the day of the purchase by the Company.

As of July 2004, the Company had purchased in aggregate 11,927,934 of its own shares, 5,686,682 of which were cancelled on 20th July 2004.

The Board of Directors, considering its previous resolution dated 5th December 2002, resolved on 10th October 2003 and requested the Chief Executive Officers to implement, in the context of the employee share ownership plans for 2000, 2001 and 2002 (see "Part 1/2.3.2 Employee Share Offering"), a share purchase programme for the Company to repurchase up to a maximum of 20,092,075 of its own shares (depending on the number of shares actually subscribed for by the relevant employees), which on 30th June 2004, represented 2.49% of the issued share capital of the Company. The objectives and characteristics of this share purchase programme are set out in the *note d'information* approved by the AMF on 30th July 2004 under number 04-708. The implementation of this share purchase programme has resulted in the acquisition by the Company of 153,562 of its own shares.

As of the date of this document, the Company had purchased in aggregate 6,394,814 of its own shares.

A resolution will be submitted to the annual shareholders' meeting of EADS called for 11th May 2005 in order to supersede and replace the authorisation given by the annual shareholders' meeting held on 6th May 2004 and authorize the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 5% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

After making purchases of its own shares, the Company is required to immediately file a report with the AFM that contains specified information about such purchases, unless an exemption applies. The AFM makes this information publicly available.

3.3.7.2 French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarized below.

Pursuant to Articles 241-1 to 241-7 of the AMF General Regulations, the purchase by a company of its own shares will, in principle, require the filing of a *note d'information* that has received the prior approval (or "*visa*") of the AMF.

Under Articles 631-1 to 631-4 of the AMF General Regulations, a company may not trade in its own shares for the purpose of manipulating the market. Articles 631-5 and 631-6 of the AMF General Regulations also define the conditions for a company's trading in its own shares to be valid.

After purchasing its own shares, the Company is required to disclose, within at least seven trading days, specified information regarding such purchases by way of a release which is available to the public on the websites of the Company and the AMF. Additionally, the Company must notably report to the AMF, on at least a monthly basis, information concerning the cancellation of such repurchased shares.

3.3.7.3 German Regulations

As a foreign issuer, the Company is not subject to German rules on trading in its own shares, which only apply to German issuers.

3.3.7.4 Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of 28th July 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.4 Stock Exchange Information

The Company's issued share capital is divided into 809,706,931 shares currently listed under the symbol "EAD" on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish Stock Exchanges and included in the CAC 40 index as well as the MDAX index.

The following tables set forth, for the periods indicated, the average daily trading volumes and the high and low prices of EADS shares on the Paris, Frankfurt and Spanish Stock Exchanges.

Paris Stock Exchange	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2003						
January	41,084,015	1,867,455	420,579,852	19,117,266	11.70	8.89
February	31,503,649	1,575,182	271,850,579	13,592,529	9.93	7.25
March	46,872,323	2,232,015	355,854,789	16,945,466	9.10	6.33
April	51,698,858	2,349,948	406,330,625	18,469,574	8.65	6.87
May	45,882,586	2,085,572	390,153,125	17,734,233	9.80	7.75
June	62,648,698	2,983,271	659,656,740	31,412,226	11.48	9.22
July	55,248,723	2,402,118	696,341,886	30,275,734	14.45	10.41
August	30,590,530	1,456,692	436,033,159	20,763,484	14.74	13.56
September	47,237,941	2,147,179	698,671,170	31,757,780	16.47	12.80
October	60,098,669	2,612,986	938,858,930	40,819,953	18.04	12.99
November	70,012,235	3,500,612	1,257,952,390	62,897,620	19.18	16.60
December	46,490,041	2,213,811	891,365,537	42,445,978	20.20	18.00
2004						
January	49,595,902	2,361,710	908,903,760	43,281,131	19.39	17.26
February	35,148,871	1,757,444	620,323,172	31,016,159	18.81	16.95
March	37,211,004	1,617,870	661,915,000	28,778,913	19.13	16.37
April	44,332,841	2,216,642	891,469,580	44,573,479	22.08	17.64
May	41,273,832	1,965,421	828,340,471	39,444,784	21.95	18.52
June	46,095,936	2,095,270	981,764,060	44,625,639	23.45	19.53
July	41,068,783	1,866,763	906,332,590	41,196,936	23.39	21.16
August	31,743,649	1,442,893	667,669,830	30,348,629	22.88	19.92
September	26,580,654	1,208,212	572,446,776	26,020,308	22.90	20.93
October	43,192,407	2,056,781	965,030,580	45,953,837	23.78	21.12
November	47,999,902	2,181,814	1,134,816,660	51,582,575	24.95	22.26
December	47,368,038	2,059,480	1,008,467,673	43,846,421	23.72	20.78
2005						
January	50,722,823	2,415,373	1,131,603,240	53,885,869	23.90	20.76
February	38,710,331	1,843,349	917,400,620	43,685,744	24.60	22.83
March	49,459,044	2,248,138	1,130,919,750	51,405,443	24.14	21.66

Source: Bloomberg Database

3.4 Stock Exchange Information (continued)

Frankfurt Stock Exchange	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2003						
January	629,888	28,631	6,440,735	292,761	11.80	8.80
February	543,124	27,156	4,680,095	234,005	9.98	7.27
March	1,746,387	83,161	14,362,272	683,918	9.38	6.30
April	1,365,736	62,079	10,669,097	484,959	8.65	6.90
May	1,058,476	48,113	8,970,172	407,735	9.75	7.70
June	1,667,506	79,405	17,802,437	847,735	11.50	9.25
July	1,734,296	75,404	21,359,965	928,694	14.40	10.35
August	863,962	41,141	12,316,746	586,512	14.94	13.57
September	1,702,772	77,399	25,378,004	1,153,546	17.85	12.90
October	1,674,219	72,792	26,604,092	1,156,700	17.99	13.00
November	1,616,328	80,816	29,053,089	1,452,654	19.10	16.60
December	1,738,852	82,802	33,370,991	1,589,095	20.27	17.86
2004						
January	2,132,747	101,559	39,223,881	1,867,804	19.40	17.25
February	1,170,392	58,520	20,711,768	1,035,588	18.80	16.90
March	1,780,177	77,399	31,604,920	1,374,127	19.15	16.30
April	2,114,858	105,743	42,725,967	2,136,298	22.08	17.50
May	1,382,766	65,846	27,872,799	1,327,276	21.94	18.33
June	1,946,516	88,478	42,420,693	1,928,213	23.45	19.56
July	1,580,978	71,863	35,097,201	1,595,327	23.39	21.05
August	1,269,570	57,708	26,950,522	1,225,024	23.10	19.80
September	1,064,203	48,373	23,371,557	1,062,344	22.85	20.80
October	1,383,811	65,896	31,197,269	1,485,584	23.76	21.10
November	1,815,231	82,511	43,011,854	1,955,084	24.99	22.20
December	1,659,987	72,173	36,528,029	1,588,175	23.72	20.50
2005						
January	2,140,539	101,930	48,235,301	2,296,919	23.99	20.72
February	1,518,967	72,332	35,994,778	1,714,037	24.60	22.76
March	1,294,254	58,830	29,548,163	1,343,098	24.16	21.71

Source: Bloomberg Database

3.4 Stock Exchange Information (continued)

Spanish Stock Exchanges	Share trade volume	Average daily trade volumes	Trade value (€)	Average daily trade value (€)	Month's High	Month's Low
2003						
January	904,400	41,109	9,267,742	421,261	11.62	8.90
February	623,576	31,179	5,271,716	263,586	9.90	7.28
March	1,175,515	55,977	9,026,197	429,819	9.02	6.41
April	2,867,930	130,360	22,731,695	1,033,259	8.65	6.91
May	2,576,034	117,092	22,034,774	1,001,581	9.77	7.75
June	2,671,875	127,232	28,002,606	1,333,457	11.48	9.26
July	2,224,848	96,733	27,389,359	1,190,842	14.38	10.42
August	776,963	36,998	11,054,279	526,394	14.71	13.59
September	1,754,879	79,767	26,109,086	1,186,777	16.48	12.89
October	1,735,945	75,476	27,239,068	1,184,307	17.99	13.00
November	1,308,781	65,439	23,407,929	1,170,396	19.10	16.61
December	1,863,354	88,731	35,231,343	1,677,683	20.10	18.01
2004						
January	1,698,734	80,892	31,138,245	1,482,774	19.40	17.29
February	1,276,509	63,825	22,531,318	1,126,566	18.79	16.98
March	1,044,676	45,421	18,529,269	805,620	19.13	16.44
April	1,117,624	55,881	22,292,422	1,114,621	22.08	17.69
May	477,061	22,717	9,593,515	456,834	21.90	18.43
June	914,354	41,562	19,770,523	898,660	23.40	19.60
July	475,319	21,605	10,474,857	476,130	23.37	21.11
August	412,611	18,755	8,765,651	398,439	22.82	19.98
September	393,023	17,865	8,683,397	394,700	22.85	20.90
October	654,685	31,175	14,687,094	699,385	23.79	21.16
November	679,171	30,871	15,968,687	725,849	24.95	22.29
December	1,611,679	70,073	35,888,830	1,560,384	23.75	20.85
2005						
January	1,052,121	50,101	23,680,618	1,127,648	23.88	20.79
February	738,490	35,166	17,515,814	834,086	24.59	22.80
March	572,697	26,032	13,056,401	593,473	24.11	21.70

Source: Bloomberg Database

3.5 Dividends

3.5.1 Dividends and Cash Distributions Paid Since the Incorporation of the Company

A cash distribution was paid in respect of the years 2000 and 2001 for a gross amount of €0.50 per share respectively on 27th June 2001 and 28th June 2002. In respect of the years 2002 and 2003, a cash distribution was paid for a gross amount of €0.30 per share and €0.40 per share respectively paid on 12th June 2003 and 4th June 2004.

3.5.2 Dividend Policy of EADS

The Board of Directors will recommend to the annual shareholders' meeting of EADS called for 11th May 2005 a cash distribution of a gross amount of €0.50 per share with respect to the year 2004.

The amount of the proposed cash distribution results from the Company's performance during the year 2004 and from the examination of payout ratios based on net income before goodwill amortisation for a collection of relevant European companies.

This distribution level reflects Management's confidence in the Company's future earnings as the growth of air traffic and its translation into demand for aircraft, the successes of defence activities and the continued attraction of the A380 as it is nearing initial deliveries, suggest a vision of sustained growth.

In the future, EADS' dividends and attributions to reserves will be proposed to the shareholders by the Board of Directors depending on factors such as EADS' distribution capacity arising from performance, its priorities for cash utilisation and confidence in future prospects (payment levels will also take external factors into account, such as the dividend policies of relevant European and International companies) (see also "3.1.9 Allocation and Distribution of Income"). No assurance may be given in respect of the proposed dividend levels for the years 2005 onwards.

3.5.3 Unclaimed Dividends

Pursuant to article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.5.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not treated as, a resident of The Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in The Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by The Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognized as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognized as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognized as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between The Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the U.S., Canada, Switzerland, Japan, almost all European Union member states and other countries.

French, German, and Spanish Tax Treaties

Under the Convention between the Republic of France and the Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, concluded 16th March 1973, the Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Income and Capital and Various Other Taxes and for the Regulation of Other Questions relating to Taxation, concluded 16th June 1959 or the Convention between the Government of the State of Spain and the Government of the Kingdom of The Netherlands for the Avoidance of Double Taxation with respect to Taxes on Income and Capital, concluded 16th June 1971, dividends paid by the Company to a Non Resident

Holder that is a resident of France, Germany or Spain as defined in the respective Convention are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, provided that the dividends are not attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to the Company or a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

(i) such income or gain is attributable to an enterprise or part thereof which is either effectively managed in The Netherlands or carried on through a permanent establishment (*vaste inrichting*) or permanent representative (*vaste vertegenwoordiger*) in The Netherlands; or

(ii) the Non-Resident Holder is not an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or

(iii) the Non-Resident Holder is an individual and (i) the Non-Resident Holder has, directly or indirectly, a substantial interest (*aanmerkelijk belang*) or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or (ii) such income or gain qualifies as income from miscellaneous activities (*belastbaar resultaat uit overige werkzaamheden*) in The Netherlands as defined in the Dutch Income Tax Act 2001 (*Wet inkomstenbelasting 2001*).

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless:

(i) the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands; or

(ii) the Shares are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in The Netherlands solely as a result of holding a Share or of the execution, performance, delivery and/or enforcement of rights in respect of the Shares.

NOT APPLICABLE

5.1 Persons Responsible for the Reference Document

Mr. Philippe Camus and Mr. Rainer Hertrich, Chief Executive Officers of EADS

5.2 Statement of the Persons Responsible for the Reference Document

"To our knowledge, the information set out in this Reference Document relating to EADS is true and correct; it includes all the information required by investors to base their opinion on EADS' assets and liabilities, business, financial position, results and prospects of the issuer; there are no omissions that could affect the significance of such information."

Philippe Camus
Chief Executive Officer

Rainer Hertrich
Chief Executive Officer

5.3 Persons Responsible for the Audit of the Financial Statements

5.3.1 Persons Responsible for the Review of EADS' Financial Statements

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V. K.P. Van der Mandelelaan 41-43 3062 MB Rotterdam The Netherlands Represented by Mr. Leo Blok	10th May 2000	11th May 2005[6]
Ernst & Young Accountants Drentestraat 20, 1083 HK Amsterdam The Netherlands Represented by Mr. Martin Van Dam	24th July 2002	11th May 2005[6]

6 A resolution will be submitted to the shareholders' general meeting of EADS called for May 11, 2005, in order to resolve that the Company's auditors for the accounting period being the financial year 2005 shall be Ernst & Young Accountants and KPMG Accountants N.V.

5.3.2 Statement of the Auditors

In our capacity as auditors of EADS N.V. ("**EADS**"), we have verified, in accordance with International Standards on Auditing, the financial information relating to the financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards ("**the IFRS consolidated financial statements**") of EADS for the years ended December 31, 2004, 2003 and 2002, contained in the present Reference Document.

This Reference Document has been prepared under the responsibility of EADS Chief Executive Officers, Philippe Camus and Rainer Hertrich. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of EADS as referred to above.

Our procedures conducted in accordance with International Standards on Auditing, comprised an assessment of the fairness of the information presented relating to the financial position and the financial statements including its consistency with the financial statements and the IFRS consolidated financial statements on which we have issued our audit reports.

Our procedures also comprised the reading of the consolidated financial information for 2004 and 2003 included in the section "Management Discussion and Analysis of Financial Condition and Results of Operation" included in the Reference Document, in order to identify material inconsistencies with the information relating to the IFRS consolidated financial statements and to report any apparent misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement.

Forward-looking financial information that is presented corresponds to EADS top management's objectives, and not to isolated forecast figures resulting from a structured planning and reporting system.

The financial statements and the IFRS consolidated financial statements as of December 31, 2004, 2003 and 2002, that have been approved by the EADS Board of Directors, have been audited, in accordance with auditing standards generally accepted in the Netherlands and International Standards on Auditing.

In each of our two audit reports dated March 8, 2005 respectively on the financial statements and on the IFRS consolidated financial statements for the year ended December 31, 2004, we expressed an unqualified opinion.

In our audit report dated March 5, 2004, we expressed an unqualified opinion on the financial statements (including the consolidated financial statements) for the year ended December 31, 2003.

The audit report dated March 7, 2003, on the financial statements (including the consolidated financial statements) for the year ended December 31, 2002, contained in respect of the opinion that, because the auditors had not been able to perform the audit procedures they normally would have performed in relation with the EADS investment with Dassault Aviation which was accounted for under the equity method (level of net income from equity investment in 2002 of Euros 111 millions and equity investment in Dassault Aviation of Euros 1,333 millions as of December 31, 2002), they have issued a qualification in respect of the effects of such adjustments, if any, as might have been determined to be necessary had they been able to perform the audit procedures they normally would have performed in relation to the Dassault Aviation investment. In all other respects, on the one hand according to KPMG Accountants N.V. and Ernst & Young Accountants, except for the effect of the departure from IFRS for development costs that have been expensed as incurred, whereas IFRS require that development costs be capitalized as intangible assets when certain criteria for asset recognition are met; and, on the other hand according to KPMG Accountants N.V., except for the effect of the departure from IFRS relating to the proportionate consolidation of MBDA, as EADS is accounting for its interest in MBDA joint venture with a proportionate consolidation of 50% for the financial statements of MBDA and accounts for minority interests of 12.5%, whereas the above standards require a venturer to report its effective net proportionate interest in a jointly controlled entity, being 37.5% for MBDA, the financial statements (including the consolidated financial statements) gave a true and fair view of the financial position of the Company as of December 31, 2002, and of the result for year then ended, in accordance with the financial accounting principles generally accepted in the Netherlands and in accordance with IFRS.

Based on the procedures described above, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to perform the audit procedures we normally would have performed in relation to the Dassault Aviation investment in 2002, except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands relating to the accounting for development costs in 2002, and according to KPMG Accountants N.V., except for the effect of the departure from IFRS and accounting principles generally accepted in the Netherlands for the proportionate consolidation of MBDA in 2002, we have no other matters to report regarding the fairness of the financial information relating to the financial statements of EADS N.V. as referred to above for the years ended December 31, 2004, 2003 and 2002 and any other information mentioned here above.

This statement has been prepared following a specific requirement of the *Autorité des marchés financiers* so as to be included in the 2004 EADS Reference Document.

Rotterdam, April 19, 2005,
KPMG Accountants N.V.

Amsterdam, April 19, 2005,
Ernst & Young Accountants

Specific statement related to the translation of the financial information

In the context of the preparation of the Reference Document, we have read the French language translation of the financial information relating to the financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards ("**the IFRS consolidated financial statements**") of EADS for the years ended December 31, 2004, 2003 and 2002, contained in the present Reference Document, all documents being originally prepared in English.

Based on our reading, the financial information relating to the financial statements and the IFRS consolidated financial statements of EADS for the years ended December 31, 2004, 2003 and 2002, the Statement of the Auditors and the two audit reports of the auditors respectively on the financial statements and the IFRS consolidated financial statements for the year ended December 31, 2004, should enable a French reader to understand the financial position of the EADS Group as of December 31, 2004.

Paris, April 19, 2005,
KPMG Audit
Department of KPMG SA

Michel Piette
Partner

Barbier Frinault & Associés

Jean-François Ginies
Partner

5.4 Information Policy

Details of the person responsible for information:

Mr. Pierre de Bausset
Senior Vice-President Investor Relations and Financial Communication
EADS
81663 Munich
Germany
Telephone: + 49 89 607 34113
Fax: + 49 89 607 34110
E-mail: ir@eads.com

A website, www.eads.net, provides a wide range of information on the Company. Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An email box is dedicated to shareholders' messages: ir@eads.com.

5.5 Undertakings of the Company Regarding Information

Given the fact that the shares of the Company are listed on the *Marché Eurolist* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Markt* (in the sub-segment *Prime Standard*) on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarized in "3.1.3 General Description of the Company - Governing Law - Dutch Regulations".

Reference Document Thematic Index

In order to simplify the reading of this document which is filed as part of the EADS Reference Document for the financial year 2004, the following thematic index permits the identification of the main information required by the *Autorité des marchés financiers* within the framework of its regulation.

Designed by williams and phoa.
Typeset by Bowne.



**European Aeronautic
Defence and Space
Company EADS N.V.**
Le Carré, Beechavenue 130–132
1119 PR Schiphol-Rijk
The Netherlands

www.eads.com

**This document
is also available at the
following addresses:**
European Aeronautic Defence
and Space Company EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 – France

In Germany
81663 Munich – Germany

In Spain
Avenida de Aragón 404
28022 Madrid – Spain

Cover image
Airbus A340-300